As filed with the Securities and Exchange Commission on May 16, 2006
Registration No. 333-133866

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
TO
Form S-1
REGISTRATION STATEMENT
UNDER
SECURITIES ACT OF 1933

NTK HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	3634	20-1934298
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
50 Kennedy Plaza, Providence, Rhode Island 02903
(401) 751-1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin W. Donnelly, Esq.
NTK Holdings, Inc.
50 Kennedy Plaza
Providence, Rhode Island 02903
Telephone: (401) 751-1600
Telecopy: (401) 751-4610
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

John B. Ayer, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Telephone: (617) 951-7000 Telecopy: (617) 951-7050	Kris F. Heinzelman, Esq. George A. Stephanakis, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000 Telecopy: (212) 474-3700
      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 16, 2006.
                             Shares
NTK HOLDINGS, INC.
Common Stock

       This is an initial public offering of shares of common stock of NTK Holdings, Inc. NTK Holdings, Inc. is offering all of the shares to be sold in this offering.
       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . NTK Holdings, Inc. intends to apply to list the common stock on the New York Stock Exchange under the symbol “NTK.”
       See “Risk Factors” on page 19 to read about factors you should consider before buying shares of the common stock.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to NTK Holdings, Inc.	$	$

       To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares from the selling stockholder identified in this prospectus at the initial public offering price less the underwriting discount. NTK Holdings, Inc. will not receive any of the proceeds from the sale of shares by the selling stockholder.
       The underwriters expect to deliver the shares against payment in New York, New York on                     , 2006.

Goldman, Sachs & Co.	Credit Suisse

Joint Global Coordinator	Joint Global Coordinator

Banc of America Securities LLC	UBS Investment Bank

Prospectus dated                     , 2006.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying our common stock. You should read the entire prospectus carefully, including the section captioned “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment in our common stock. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus. When used in this prospectus, unless otherwise indicated, the terms:

•	“our company,” “we,” “us” and “our” refer to NTK Holdings, Inc. and its subsidiaries, including Nortek Holdings, Inc., Nortek, Inc. and their subsidiaries and their predecessor companies,

•	“NTK Holdings” refers to NTK Holdings, Inc., exclusive of its subsidiaries,

•	“Nortek Holdings” refers to Nortek Holdings, Inc., exclusive of its subsidiaries,

•	“Nortek” refers to Nortek, Inc., exclusive of its subsidiaries,

•	“former Nortek Holdings” and references to Nortek’s “former parent company” refer to Nortek Holdings, Inc., the parent company of Nortek from November 20, 2002 until its subsequent merger with and into Nortek on August 27, 2004, and

•	“Investors LLC” refers to THL-Nortek Investors, LLC, exclusive of its subsidiaries.
Our Holding Company Structure
      NTK Holdings, Inc. is a Delaware corporation that was formed to hold the capital stock of Nortek Holdings, Inc. NTK Holdings became the parent company of Nortek Holdings on February 10, 2005 and owns 100% of the shares of capital stock of Nortek Holdings, which owns 100% of the shares of capital stock of Nortek, Inc. NTK Holdings conducts all of its business through its subsidiaries. NTK Holdings is a wholly-owned subsidiary of Investors LLC, a Delaware limited liability company whose members include affiliates of Thomas H. Lee Partners, L.P. and members of our senior management.
Our Business
      We are a leading diversified manufacturer of innovative, branded residential and commercial products, operating within three reporting segments:

•	the Residential Ventilation Products, or RVP, segment,

•	the Home Technology Products, or HTP, segment, and

•	the Air Conditioning and Heating Products, or HVAC, segment.
      Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential and commercial construction markets, the manufactured housing market and the do-it-yourself, or DIY, market. For 2005, we generated consolidated net sales, operating earnings and EBITDA of approximately $1,959 million, $237 million and $283 million, respectively.
Residential Ventilation Products Segment
      We manufacture and distribute room and whole house ventilation products and other products primarily for the professional remodeling and replacement, residential new construction and DIY markets. For 2005, this segment generated net sales and operating earnings of approximately $795 million and $124 million, respectively. The principal products sold by our Residential Ventilation Products segment are:

•	kitchen range hoods,

•	exhaust fans (such as bath fans and fan, heater and light combination units), and

•	indoor air quality products.
      We are one of the world’s largest suppliers of residential range hoods and exhaust fans, and are the largest supplier of these products in North America. We are also one of the leading suppliers in Europe of luxury “Eurostyle” range hoods. We are also one of the largest suppliers in North America of indoor air quality products, which include air exchangers, as well as heat or energy recovery ventilators that provide whole house ventilation. We sell other products in this segment, including, among others, door chimes, medicine cabinets, trash compactors, ceiling fans and central vacuum systems, by leveraging our strong brand names and extensive distribution network.
      We sell the products in this segment to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and original equipment manufacturers under the Broan®, NuTone®, Venmar® and Best® brand names, among others. Private label customers accounted for approximately 21.7% of the net sales of this segment in 2005.
Home Technology Products Segment
      We manufacture and distribute a broad array of products designed to provide convenience and security for residential and light commercial applications. For 2005, this segment generated net sales and operating earnings of approximately $355 million and $71 million, respectively. The principal products sold by our Home Technology Products segment are:

•	audio/ video distribution and control equipment,

•	speakers and subwoofers,

•	security and access control products,

•	power conditioners and surge protectors,

•	audio/ video wall mounts and fixtures, and

•	structured wiring.
      Our audio/video distribution and control equipment products include multi-room/multi-source amplifiers, home theatre receivers, intercom systems, hard disk media servers and control devices such as keypads, remote controls and volume controls. Our speakers are primarily built-in (in-wall or in-ceiling) and are primarily used in multi-room or home theatre applications. These products are sold under the Niles®, Elan®, SpeakerCraft®, JobSite®, Proficient Audio Systems®, Sunfire®, Imerge®, Xantech®, M&S Systems® and Channel Plus® brand names.
      Our security and access control products include residential and light commercial intrusion protection systems, garage and gate operators and devices to gain entry to buildings and gated properties, such as radio transmitters, keypads and telephone entry systems. These products are sold under the Linear®, Westinghouse®, GTO/ PRO®, Mighty Mule® and OSCO® brand names.
      Other products in this segment include power conditioners and surge protectors sold under the Panamax® and Furman® brand names, audio/ video wall mounts and fixtures sold under the OmniMount® brand name and structured wiring products sold under the OpenHouse® brand name. We offer a broad array of products under widely-recognized brand names with various features and price points, which we believe allows us to expand our distribution in the professional installation and retail markets. We sell the products in our HTP segment to distributors, professional installers, electronics retailers and original equipment manufacturers.
Air Conditioning and Heating Products Segment
      We manufacture and sell heating, ventilating and air conditioning systems and products for site-built residential and manufactured housing structures, custom-designed commercial applications and standard light commercial applications. For 2005, this segment generated net sales and operating earnings of approximately $810 million and $66 million, respectively.
     Residential HVAC Products
      We principally manufacture and sell split-system air conditioners, heat pumps, air handlers and furnaces and related equipment, accessories and parts for the residential and light commercial markets. We sell these products primarily through independently owned distributors that sell to HVAC contractors. For site-built homes and light commercial structures, we market our products under the licensed names Frigidaire®, Gibson®, Westinghouse®, Maytag®, Tappan®, Philco® and Kelvinator®, as well as several private label names.
      Within the residential market, we are one of the largest suppliers of HVAC products for manufactured homes in the United States and Canada. We sell our manufactured housing products to builders of manufactured housing and, through distributors, to manufactured housing retailers and owners. In the manufactured housing market, we market our products under the Intertherm® and Miller® brand names.
     Commercial HVAC Products
      We manufacture and sell HVAC systems that are custom-designed to meet customer specifications for commercial offices, manufacturing and educational facilities, hospitals, retail stores, clean rooms and governmental buildings. These systems are designed primarily to operate on building rooftops (including large self-contained walk-in-units), or on individual floors within a building, and to have cooling capacities ranging from 40 tons to 600 tons. We market our commercial HVAC products under the Governair®, Mammoth®, Temtrol®, Venmar CEStm, Ventrol®, Webcotm, Huntair® and Cleanpaktm brand names. Our subsidiary, Eaton-Williams Group Limited, manufactures and markets custom and standard air conditioning and humidification equipment throughout Western Europe under the Vapac®, Cubit®, Qualitair®, Edenaire®, Colmantm and Moduceltm brand names.
Industry Overview
      Sales of our products are affected by the level of residential improvement and repair activity and the level of new residential construction. In addition, sales of our commercial HVAC products are affected by the level of private commercial construction activity. The following discussion provides an overview of U.S. residential improvement and repair activity and domestic new residential construction activity, as well as a discussion of the principal markets in which our operating segments compete.
Residential Improvement and Repair Activity
      Based on data from the U.S. Census Bureau, total residential improvement and repair expenditures in 2005 were estimated to be $215 billion. Residential improvement and repair expenditures in the United States are typically less cyclical than the level of residential new construction activity, and, according to data from the U.S. Census Bureau have grown at a compound annual growth rate, or CAGR, of 5.6% from 1995 to 2005. Based on data from the

U.S. Census Bureau and the National Association of Home Builders, or NAHB, residential improvement and repair expenditures are forecasted to grow at a CAGR of 9.5% from 2005 through 2008.
Residential New Construction Activity
      New housing starts have grown rapidly over the past ten years, growing at a CAGR of 4.7% from 1995 through 2005, according to data from the U.S. Census Bureau. The NAHB forecasts new housing starts in the United States to decline moderately from 2006 through 2007, but to remain above the 1.7 million average annual number of U.S. housing starts from 1995 through 2005. In addition, according to the Harvard University Joint Center for Housing Studies, household growth and replacement demand will support the construction of as many as 20 million new homes over the next 10 years.
Residential Ventilation Product Market
      Sales of residential ventilation products depend in large part upon the level of residential improvement and repair expenditures and the level of residential new construction activity. In 2005, we estimate that approximately 3.6 million range hoods and 14 million exhaust fans were sold in the United States, and that a majority of these sales were into the residential improvement and repair markets. In the U.S. new home construction market, we estimate that approximately 40% of new homes built in 2005 included a range hood, and 90% of new homes built in 2005 contained at least one exhaust fan.
Home Technology Products Market
      We sell a wide variety of home technology products in our HTP segment, with our most significant product lines being audio/video distribution and control equipment, and speakers and subwoofers. The North American market for custom installed audio/visual and home theatre products is relatively young and highly fragmented. We believe that growth in the home technology market has been driven by continued advancements in audio/video and home theatre technology. While historically the penetration into the residential new construction market of the types of home technology products we sell has been low, the percentage of new homes that include these products has increased in recent periods. For example, based on a survey of homebuilders that offer home technology products, the installation rates in new home construction for multi-room audio systems in the U.S. increased from 8.6% to 15.0% between 2002 and 2005, according to the Consumer Electronics Association and the NAHB.
Air Conditioning and Heating Products Market

Residential HVAC
      The U.S. residential HVAC market is a mature and consolidated market, with an estimated $5 billion in annual sales in 2004, according to the Freedonia Group. Sales in this market have been primarily generated by replacement products, accounting for approximately 75% of industry sales in 2004 according to the Freedonia Group. Spending for residential HVAC products has been driven primarily by increased replacement rates, as the U.S. housing stock continues to age and consumers upgrade to more energy efficient products, as well as by trends in residential construction spending. According to the Air Conditioning and Refrigeration Institute, shipments of air conditioners and heat pumps increased 16.2% in 2005 as compared to levels in 2004.
      A significant portion of our sales of residential HVAC products are to the manufactured housing market. While industry shipments of manufactured homes decreased 61% from 340,000 homes in 1995 to 131,000 homes in 2004, industry shipments have rebounded somewhat to

147,000 homes in 2005, a 12.2% increase over 2004 levels, in each case according to the U.S. Census Bureau.

Commercial HVAC
      The market for commercial HVAC products is divided into standard and custom-designed equipment. Standard equipment suppliers generally have a larger share of the overall commercial HVAC market than custom-designed equipment suppliers, like us, due to the substantially lower initial prices of their products. However, the manner of construction and timing of installation can often favor custom-designed systems, which can be more cost effective over the life of the building. The U.S. commercial HVAC industry is largely dependent on commercial construction levels for driving sales growth. The U.S. commercial construction market has experienced a cyclical downturn since 2001, with private non-residential construction spending falling from $275 billion in 2000 to $226 billion in 2003, but has rebounded somewhat, showing partial recovery to $247 billion in 2005, in each case according to the U.S. Census Bureau.
Competitive Strengths
      We believe our competitive strengths include:
      Premier Diversified Industrial Company. We are a diversified manufacturer of a broad array of residential and commercial products for a wide range of end markets, many of which have leading market positions. We own and license a large portfolio of widely-recognized brand names. We focus on providing high-quality, innovative products and excellent service. We have established extensive, multi-tiered distribution channels and have achieved strong organic growth in each of our segments. We have augmented our growth with a number of strategic and successful acquisitions, primarily in our HTP segment, which we have funded with cash flow generated by our RVP segment and, to a lesser extent, our HVAC segment.
      Leading Market Positions and Brands. We are one of the world’s largest suppliers of residential range hoods and exhaust fans, and are the largest supplier of these products in North America. We are one of the largest suppliers of residential HVAC products for manufactured homes in the United States and Canada, and are among the largest suppliers of custom-designed commercial HVAC products in the United States. We own and license widely-recognized brand names across all of our business segments, which we believe facilitates the rapid introduction of new products and the extension of existing product lines. Certain of our consumer brands have been in existence for over 60 years and have substantial brand equity.
      Focus on the Remodeling and Replacement Markets. We estimate that a majority of our sales are to the home remodeling and replacement markets, rather than the new home construction market. Based on data from the U.S. Census Bureau, total residential improvement and repair expenditures in 2005 were estimated to be $215 billion. Residential improvement and repair expenditures are typically less cyclical than the level of new construction activity. We believe that this stability has been driven by the continued aging of the U.S. residential housing stock and consumers’ desire to add value to their home investment, among other things. Based on data from the U.S. Census Bureau and the National Association of Home Builders, total residential improvement and repair expenditures are projected to grow at a CAGR of 9.5% from 2005 through 2008.
      History of Strong Growth and Financial Performance. From 2001 through 2005, our net sales grew at a CAGR of approximately 11%, and our operating earnings grew at a CAGR of approximately 21%. Our net sales and operating earnings for the three months ended April 1, 2006 increased by 23% and 58%, respectively, from the corresponding amounts for the three months ended April 2, 2005. We achieved this growth through a dedicated focus on our operating strategy and an active and targeted acquisition strategy. In particular, our HTP segment has experienced strong growth and profit, generating revenue and operating earnings CAGRs of approximately 69% and 79%, respectively, from 2003 through 2005.
      Strong Cash Flow Generation. We have generated strong cash flow from operations as a result of our EBITDA growth, expanding EBITDA margins and low capital expenditure requirements. Our EBITDA margins increased to 14.4% in 2005 from 13.8% in 2001. In addition, capital expenditures have historically been low, totaling approximately 2% of net sales per year since 2001. Our strong cash flow gives us the ability to reinvest in our business, through both acquisitions and new product development, and to reduce our indebtedness.
      Proven Track Record of Strategic Acquisitions and Effective Integration. We have demonstrated the ability to continually identify, execute and integrate acquisitions across all of our business segments, having acquired 20 companies since 1998. We have quickly and successfully integrated new businesses while reducing costs, in many cases by moving production or sourcing of materials to manufacturing operations in China. In our Home Technology Products segment in particular, we focus on strategic acquisitions of companies with similar or complementary products and distribution channels as an important part of our growth strategy. We have completed and successfully integrated 11 acquisitions within this segment during the past three years.
      Experienced Management Team Aligned with Stockholders. Our operations are managed by an experienced and value-driven management team at both the corporate and divisional levels with a proven record of growing our business organically, reducing overhead, rationalizing costs and integrating acquisitions. Our management team has demonstrated the ability to successfully operate our business through market cycles and under a leveraged capital structure. Our executive officers and the heads of our operating segments have an average of over 15 years experience with us. In the aggregate, our executive officers and the heads of our operating segments own equity interests in our parent company representing beneficial ownership of approximately 27% of our common stock before this offering, and will own approximately           % of our common stock after this offering (or           % if the underwriters’ over-allotment option is exercised in full), in all cases on a fully diluted basis.
Our Strategy
      The key elements of our strategy include:
      Expand and Capitalize on Home Technology Growth Platform. We have created a Home Technology Products segment that has grown rapidly and is highly profitable. Growth in this segment has been driven by both strong organic growth and acquisitions. With this established platform that spans multiple product offerings, we plan to leverage our dealer and distributor relationships to cross-brand and cross-sell our product lines to generate additional organic growth. Furthermore, we have been successful at deploying our strong cash flow to fund acquisition growth in our HTP segment.
      Continue to Bring Innovative New Products to Market. We have a history of successfully developing and branding new products and marketing them to customers. We have been able to continually recognize market needs and create products that address these opportunities and that are well accepted. For example, we recently introduced our QT series of ultra-quiet exhaust fans, which generated net sales of $42.9 million during 2005, its first full year in the market. In addition, we successfully transitioned our residential central air conditioners and heat pumps in our HVAC segment to the generally higher-priced federally mandated 13 seasonal energy efficiency ratio, or SEER, minimum efficiency standard with minimal manufacturing interruptions.
      Leverage Well-Known Brand Names through Cross-Branding and Cross-Selling. Our products are marketed through our portfolio of widely-recognized brand names. We use these brand names to facilitate the rapid introduction of new products and to extend existing product lines. Additionally, we continue to capitalize on our dealers’ and distributors’ desire to carry many of our leading branded products, and are able to drive additional product lines through our distribution channels and sell a wider portfolio of products to our customers.
      Selectively Pursue Acquisitions. We have demonstrated the ability to continually identify, execute and integrate acquisitions across all of our business segments, having acquired 20 companies since 1998. We continually evaluate a wide variety of acquisition opportunities, which can provide scale, enhance product offerings and expand our geographic presence, while also providing opportunities to expand customer relationships, obtain cost savings and generate other synergies.
      Further Leverage Our Low Cost Manufacturing Base. Our manufacturing strategy focuses on providing high quality products at low costs. We source an increasing amount of our raw materials and components from lower cost regions. To further reduce costs we are positioning ourselves to be able to move certain manufacturing and production to our existing locations in China and to other lower cost regions such as Poland. Additionally, we began implementing Demand Flow Technology practices in the early 1990s at a number of our manufacturing facilities. This program, now being implemented across our company, allows us to manufacture products according to actual demand, rather than manufacturing to forecast, providing us with greater product quality, increased manufacturing efficiency and flexibility, improved response time to our customers and lower working capital needs.
Senior Unsecured Loan Facility
      On May 10, 2006, NTK Holdings borrowed an aggregate principal amount of $205.0 million under a senior unsecured loan facility. The proceeds of this borrowing were utilized to (1) make a cash dividend of approximately $174.9 million to Investors LLC, which, in turn, made a distribution to the holders of its Class A and Class B membership interests, including affiliates of Thomas H. Lee Partners, L.P. and certain members of our management, (2) make a capital contribution of approximately $25.9 million to Nortek Holdings, which was used by Nortek Holdings, together with a dividend of approximately $28.1 million from Nortek, to make a distribution of approximately $54.0 million to participants under the 2004 Nortek Holdings, Inc. Deferred Compensation Plan (including certain of our executive officers) and (3) pay related fees and expenses. As a result of these distributions, the holders of the Class A membership interests in Investors LLC and the participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan are not entitled to any further distributions.
      Affiliates of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and UBS Securities LLC, each an underwriter for this offering, are arrangers and lenders under the senior unsecured loan facility. See “Description of Indebtedness — Senior Unsecured Loan Facility” for more information on the terms of the senior unsecured loan facility.
      A portion of the net proceeds from this offering will be utilized to repay all amounts outstanding under the senior unsecured loan facility. See “Use of Proceeds.”
Our Equity Sponsor
      On August 27, 2004, newly formed corporations affiliated with Thomas H. Lee Partners, L.P., purchased all of the outstanding capital stock of the former Nortek Holdings, Inc., the former parent company of Nortek. In connection with this acquisition, members of Nortek management reinvested a portion of their equity interests in Nortek’s former parent company in equity interests in Investors LLC and received interests in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan.
      Thomas H. Lee Partners, L.P., or THL, is a leading private equity firm based in Boston, Massachusetts that has raised committed capital of over $16 billion over its 30 year history.

Founded in 1974, THL is focused on identifying and acquiring substantial ownership stakes in mid to large cap growth companies. THL invests in companies with leading market positions, proven and experienced management teams, recognized brand names and well-defined business plans, which include opportunities for growth and expansion in their core and related businesses. Notable transactions sponsored by the firm include Cott Corporation, Dunkin’ Brands, Inc., Fidelity National Information Services, Inc., Fisher Scientific International Inc., Houghton Mifflin Company, Michael Foods, Inc., National Waterworks, Inc., ProSiebenSat.1 Media AG, Simmons Company, Warner Chilcott Corporation and Warner Music Group.
Risks Related to our Business
      We face risks in the implementation of our business strategy. For example, our business is sensitive to the levels of remodeling and replacement activity and new residential and non-residential construction activity, economic cycles, interest rates and other macroeconomic factors, and the availability and pricing of raw materials. In addition, we have engaged in a significant number of business acquisitions and expect to engage in future acquisitions. Our failure to successfully integrate our acquired businesses could negatively impact our performance. Furthermore, in some of our product segments, we compete against competitors with substantially greater resources. We also have a significant amount of indebtedness. We discuss these and other risks under the “Risk Factors” section in more detail.
Additional Information
      NTK Holdings, Inc., is a corporation organized under the laws of the State of Delaware. Our principal executive offices are located at 50 Kennedy Plaza, Providence, Rhode Island 02903, and our telephone number is (401) 751-1600. The worldwide web address of our company is www.nortek-inc.com. Information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by NTK Holdings	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We expect to use the net proceeds from this offering to:

• repay a portion of the term loan under Nortek’s existing senior secured credit facility,

• repay all amounts outstanding under NTK Holdings’ senior unsecured loan facility,

• redeem a portion of NTK Holdings’ outstanding 10 3/4 % senior discount notes,

• redeem all of Nortek’s outstanding 9 7/8 % senior subordinated notes, and

• pay redemption premiums and accrued interest in respect of the indebtedness to be repaid and redeemed.

In the event the underwriters exercise their over-allotment option, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholder. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	NTK

Risk factors	Investment in our common stock involves substantial risks. See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
      The number of shares of common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of                     , 2006, after giving effect to a           -for-one stock split to be effected prior to the offering, and excludes an aggregate of       shares of common stock reserved for issuance under our 2006 Incentive Plan.

Summary Historical and Pro Forma Consolidated Financial Data
      NTK Holdings owns 100% of the shares of capital stock of Nortek Holdings, which owns 100% of the shares of capital stock of Nortek. NTK Holdings conducts all of its business through its subsidiaries. NTK Holdings is a wholly-owned subsidiary of Investors LLC, a limited liability company whose members include affiliates of Thomas H. Lee Partners, L.P. and members of our senior management.
      On July 15, 2004, THL Buildco Holdings, Inc. and THL Buildco, Inc., newly formed corporations affiliated with Thomas H. Lee Partners, L.P., entered into a stock purchase agreement with the stockholders of Nortek’s former parent company, including affiliates of Kelso & Company, L.P. and certain members of our management, pursuant to which THL Buildco agreed to purchase all the outstanding capital stock of the former Nortek Holdings. Prior to the completion of this acquisition and the related mergers described below, we were a wholly-owned direct subsidiary of the former Nortek Holdings and THL Buildco was a wholly-owned direct subsidiary of THL Buildco Holdings.
      On August 27, 2004, THL Buildco purchased all of the outstanding capital stock of the former Nortek Holdings pursuant to the stock purchase agreement. Immediately upon the completion of this acquisition, which we refer to as the “Acquisition,” THL Buildco was merged with and into the former Nortek Holdings and subsequently the former Nortek Holdings was merged with and into Nortek, with Nortek continuing as the surviving corporation and a wholly-owned subsidiary of THL Buildco Holdings. THL Buildco Holdings was then renamed Nortek Holdings, Inc. Beginning on August 28, 2004, we accounted for the Acquisition as a business combination.
      On November 20, 2002, Nortek engaged in a reorganization transaction pursuant to which each outstanding share of capital stock of Nortek was converted into an identical share of capital stock of the former Nortek Holdings with Nortek becoming a wholly owned subsidiary of the former Nortek Holdings. On January 9, 2003, the former Nortek Holdings completed a recapitalization transaction, which resulted in the acquisition of the former Nortek Holdings by certain affiliates and designees of Kelso and certain members of management of Nortek and the former Nortek Holdings. We refer to this recapitalization transaction as the “Recapitalization.” Beginning on January 10, 2003, the former Nortek Holdings accounted for the Recapitalization as a business combination.
      The consolidated financial data for periods prior to January 10, 2003, which we refer to as the “Pre-Recapitalization” periods, reflects the financial position, results of operations and cash flows of the former Nortek Holdings and all of its wholly-owned subsidiaries. The consolidated financial data for periods subsequent to January 9, 2003 and prior to August 28, 2004, which we refer to as the “Pre-Acquisition” periods, reflects the financial position, results of operations and cash flows of the former Nortek Holdings and all of its wholly-owned subsidiaries. Subsequent to August 27, 2004 and prior to February 10, 2005, the consolidated financial data reflects the financial position, results of operations and cash flows of Nortek Holdings and all of its wholly-owned subsidiaries. The consolidated financial data for periods subsequent to February 9, 2005, reflect the financial position, results of operations and cash flows of NTK Holdings and all of its wholly-owned subsidiaries. We refer to the periods subsequent to August 27, 2004 as the “Post-Acquisition” periods.
      The consolidated statement of operations data for the periods from January 1, 2006 to April 1, 2006 and January 1, 2005 to April 2, 2005, and the consolidated balance sheet data as of April 1, 2006, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of April 2, 2005 has been derived from our unaudited quarterly condensed consolidated financial statements not included in this prospectus. Our unaudited condensed consolidated financial statements, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation.

      The consolidated statement of operations data for the periods from January 1, 2005 to December 31, 2005, August 28, 2004 to December 31, 2004, January 1, 2004 to August 27, 2004, January 10, 2003 to December 31, 2003 and January 1, 2003 to January 9, 2003, and the consolidated balance sheet data as of December 31, 2005 and 2004, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of August 27, 2004, December 31, 2003 and January 9, 2003 have been derived from the former Nortek Holdings’ consolidated financial statements, which are not included in this prospectus.
      The historical results set forth below do not necessarily indicate results expected for any future period and the results of any interim period do not necessarily indicate the results that may be expected for any other interim period or the full year.
      The following table also sets forth summary unaudited as adjusted financial data, which gives effect to the transactions described in the footnotes to the table. The unaudited as adjusted financial data is presented for informational purposes only and does not purport to represent what our results of operations actually would have been had the transactions reflected occurred on the dates indicated or to project our results of operations for any future period.
      The summary historical and pro forma consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus and the information contained in “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the Periods

							Pre-
	Post-Acquisition				Pre-Acquisition		Recapitalization

	Jan. 1,	Jan. 1,	Jan. 1,	Aug. 28,	Jan. 1,	Jan. 10,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-	2003-	2003-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,	Dec. 31,	Jan. 9,
	2006	2005	2005	2004	2004	2003	2003

	(Dollar amounts in millions, except per share data)
Consolidated Statement of Operations Data:
Net sales	$534.5	$434.1	$1,959.2	$561.0	$1,117.9	$1,480.6	$24.8
Cost of products sold	370.5	309.5	1,361.4	409.0	792.8	1,054.0	18.5
Selling, general and administrative expense	95.3	79.6	342.6	101.5	199.9	258.1	5.0
Amortization of intangible assets	4.2	4.3	18.3	8.4	8.9	9.1	0.1
Expenses and charges arising from the Acquisition and Recapitalization	—	—	—	—	83.7	—	83.0

Operating earnings (loss)	64.5	40.7	236.9	42.1	32.6	159.4	(81.8)
Interest expense, net	(35.4)	(36.7)	(136.8)	(42.2)	(54.6)	(55.9)	(0.9)
Loss from debt retirement	—	—	—	—	(130.7)	—	—

Earnings (loss) from continuing operations before provision (benefit) for income taxes	29.1	4.0	100.1	(0.1)	(152.7)	103.5	(82.7)
Provision (benefit) for income taxes	11.3	1.7	43.2	3.5	(41.4)	41.4	(21.8)

Earnings (loss) from continuing operations	17.8	2.3	56.9	(3.6)	(111.3)	62.1	(60.9)
(Loss) earnings from discontinued operations(1)	—	—	—	(0.5)	67.4	12.1	(1.0)

Net earnings (loss)	$17.8	$2.3	$56.9	$(4.1)	$(43.9)	$74.2	$(61.9)

Earnings per share(2):
Basic
Diluted
Weighted average number of shares outstanding(2):
Basic
Diluted
As Adjusted Consolidated Statement of Operations Data(3):
As adjusted net earnings
As adjusted earnings per share:
Basic
Diluted
As adjusted weighted average number of shares outstanding:
Basic
Diluted
Consolidated Balance Sheet Data (as of period end)(4):
Unrestricted cash and cash equivalents	$70.2	$75.2	$77.2	$95.0	$202.0	$194.1	$283.6
Working capital	309.4	288.8	283.6	215.8	(645.2)	689.8	830.0
Total assets	2,440.0	2,265.6	2,404.6	2,264.6	1,730.4	2,100.0	1,781.2
Total debt	1,660.6	1,620.4	1,648.4	1,370.0	43.8	1,339.9	958.1
Stockholder’s investment	209.0	134.9	190.5	321.8	114.6	200.2	272.1
Debt to equity ratio	7.9:1	12.0:1	8.7:1	4.3:1	0.4:1	6.7:1	3.5:1

	For the Periods

							Pre-
	Post-Acquisition				Pre-Acquisition		Recapitalization

	Jan. 1,	Jan. 1,	Jan. 1,	Aug. 28,	Jan. 1,	Jan. 10,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-	2003-	2003-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,	Dec. 31,	Jan. 9,
	2006	2005	2005	2004	2004	2003	2003

	(Dollar amounts in millions, except per share data)
Other Financial Data:
Depreciation and amortization expense including non-cash interest	$21.0	$17.7	$75.8	$26.6	$50.5	$38.2	$0.7
Capital expenditures	12.1	5.6	33.7	15.1	12.8	24.7	0.2
EBITDA(5)(6)	76.8	52.4	282.7	64.6	46.5	265.7	(81.2)
EBITDA margin(7)	14.4%	12.1%	14.4%	11.5%	4.2%	17.9%	—
Cash flows from:
Operating activities	$10.0	$(75.9)	$70.7	$56.2	$35.0	$146.2	$(5.4)
Investing activities	(21.3)	1.7	(137.7)	(775.4)	499.0	(597.2)	(0.5)
Financing activities	4.3	54.4	49.2	612.2	(526.2)	361.4	(5.4)

(1)	On February 12, 2004, Nortek sold the capital stock of its wholly-owned subsidiary, Ply Gem Industries, Inc., for net cash proceeds of approximately $506.7 million, after excluding approximately $21.4 million of proceeds provided to fund liabilities of Ply Gem indemnified by Nortek. In connection with the sale, Nortek recorded a net after-tax gain of approximately $74.1 million. On July 31, 2004, Nortek sold the capital stock of its wholly-owned subsidiary, La Cornue SAS, for cash proceeds of approximately $5.8 million and recorded a net after-tax gain of approximately $0.9 million. Nortek treated the sale of Ply Gem and La Cornue as discontinued operations and, accordingly, the results of Ply Gem and La Cornue were excluded from continuing operations in the statements of operations and the assets and liabilities of Ply Gem and La Cornue were reflected as assets and liabilities from discontinued operations in the consolidated balance sheets in the former Nortek Holdings’ consolidated financial statements. Accordingly, Ply Gem and La Cornue are reflected as discontinued operations for all periods presented.

(2)	Earnings per share and weighted average number of shares outstanding are presented after giving effect to the -for-one stock split to be effected prior to the offering.

(3)	The as adjusted consolidated statement of operations data gives effect to the following items as if they had occurred on January 1, 2005: (a) the issuance of shares of common stock in this offering at an assumed initial offering price of $ per share (the midpoint of the estimated price range shown on the cover page of this prospectus), (b) the reduction in interest expense resulting from the use of proceeds from the offering to repay a portion of Nortek’s existing term loan, repay NTK Holdings’ senior unsecured loan facility, redeem a portion of NTK Holdings’ 10 3/4% senior discount notes and redeem Nortek’s existing 9 7/8 % senior subordinated notes, as described in “Use of Proceeds,” (c) the elimination of our annual management fee paid to THL as a result of the termination of our management agreement in connection with this offering, (d) the reduction in interest expense due to the elimination of the 2004 Nortek Holdings, Inc. Deferred Compensation Plan, (e) the decrease in interest income related to the cash used to pay a $28.1 million dividend paid by Nortek to Nortek Holdings and used to fund a portion of the distribution of approximately $54.0 million to participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan and (f) the tax effects of items (a) through (e) as applicable.

      The following table sets forth a reconciliation of net earnings to as adjusted net earnings for the periods January 1, 2006 to April 1, 2006, January 1, 2005 to April 2, 2005 and January 1, 2005 to December 31, 2005:

	Jan 1,	Jan 1,	Jan 1,
	2006 -	2005 -	2005 -
	April 1,	April 2	Dec 31,
	2006	2005	2005

	(Dollar amounts in millions)
Net earnings	$17.8	$2.3	$56.9
Adjustment to decrease interest expense, net resulting from the use of proceeds from the offering to repay indebtedness
Adjustment to decrease selling, general and administrative expense resulting from the elimination of our annual management fee paid to THL
Adjustment to decrease interest expense, net resulting from the elimination of the 2004 Nortek Holdings, Inc. Deferred Compensation Plan
Adjustment to increase interest expense, net resulting from the Nortek cash dividend to Nortek Holdings
Adjustment to provision for income taxes

As adjusted net earnings	$	$	$

      The as adjusted net earnings do not include the following non-recurring charges:

•	approximately $ million paid to THL as a result of the termination of our management agreement in connection with this offering,

•	interest expense of approximately $ million to be recorded in the second quarter of 2006 related to distributions to participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan,

•	redemption premiums paid and the write-off of deferred financing costs of approximately $ million related to the indebtedness repaid as described in “Use of Proceeds,” and

•	compensation expense of approximately $ related to the accelerated vesting of all unvested Class C units in Investors LLC, which is anticipated to occur upon the consummation of this offering.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million. Any increase or decrease in the net proceeds to us from this offering will result in an equal increase (decrease) in the amounts utilized to prepay the term loan under Nortek’s senior secured credit facility and, due to the corresponding adjustment to the elimination of historical interest expense associated with the term loan, will result in a increase (decrease) in as adjusted net earnings and as adjusted earnings per share. Accordingly, a $1.00 increase (decrease) in the assumed initial public offering price of $ per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would result in an increase (decrease) in as adjusted net earnings of $ million and an increase (decrease) in as adjusted earnings per share of $ .

(4)	The following as adjusted consolidated balance sheet data gives effect to the following items as if they occurred on April 1, 2006: (a) the cash dividend of approximately $174.9 million paid to Investors LLC with a portion of the proceeds of NTK Holdings’ senior unsecured loan facility, (b) the sale of shares of our common stock in this offering at an assumed initial offering price of $ per share (the midpoint of the estimated price range shown on the cover page of this prospectus) and the application of the proceeds therefrom as described under “Use of Proceeds,” including estimated losses on debt payments, (c) the payment to THL of approximately $ million as a result of the termination of our management agreement in connection with this offering, (d) the distribution of approximately $54.0 million to participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan, (e) the accelerated vesting of all unvested Class C units in Investors LLC, which is anticipated to occur upon the consummation of this offering and (f) the tax effects related to items (a) through (e), as applicable. Actual and as adjusted consolidated balance sheet data as of April 1, 2006, is as follows:

	As of April 1, 2006

Consolidated balance sheet data	Actual	As Adjusted

	(Dollar amounts in millions)
Unrestricted cash and cash equivalents	$70.2	$
Working capital	309.4
Total assets	2,440.0
Total debt	1,660.6
Stockholders’ investment	209.0
Debt to equity ratio	7.9:1

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the net proceeds to us from this offering by $ million. Any increase or decrease in the net proceeds to us from this offering will result in an equal increase (decrease) in the amounts utilized to prepay the term loan under Nortek’s senior secured credit facility. Accordingly, a $1.00 increase (decrease) in the assumed initial public offering price of $ per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, would result in an (decrease) increase in as adjusted total debt of $ million and an increase (decrease) in the as adjusted debt to equity ratio to :1.

(5)	We use EBITDA as both an operating performance and liquidity measure. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles, or GAAP, and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss), earnings (loss) from continuing operations, earnings (loss) from discontinued operations and net income (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure.

Our management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with our overall evaluation of our and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. We use EBITDA in conjunction with traditional GAAP operating performance measures and therefore do not place undue reliance on EBITDA as our only measure of operating performance. We believe EBITDA is useful for both us and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions.

The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the three months ended April 1, 2006 and April 2, 2005, the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003:

	For the Periods

							Pre-
	Post-Acquisition				Pre-Acquisition		Recapitalization

	Jan 1,	Jan 1,	Jan. 1,	Aug. 28,	Jan. 1,	Jan. 10,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-	2003-	2003-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,	Dec. 31,	Jan. 9,
	2006	2005	2005	2004	2004	2003	2003

	(Dollar amounts in millions)
Net earnings (loss)	$17.8	$2.3	$56.9	$(4.1)	$(43.9)	$74.2	$(61.9)
Provision (benefit) for income taxes from continuing operations	11.3	1.7	43.2	3.5	(41.4)	41.4	(21.8)
Provision (benefit) for income taxes from discontinued operations	—	—	—	0.5	45.5	7.4	(0.6)
Interest expense from continuing operations	36.1	37.2	138.6	42.5	56.1	57.4	1.0
Interest expense from discontinued operations	—	—	—	—	4.6	39.0	1.2
Investment income from continuing operations	(0.7)	(0.5)	(1.8)	(0.3)	(1.5)	(1.5)	(0.1)
Investment income from discontinued operations	—	—	—	—	(0.1)	(0.2)	—
Depreciation expense from continuing operations	7.9	6.9	26.6	8.4	16.7	17.4	0.6
Depreciation expense from discontinued operations	—	—	—	—	1.2	10.9	0.2
Amortization expense from continuing operations	4.4	4.8	19.2	14.1	9.1	14.4	0.1
Amortization expense from discontinued operations	—	—	—	—	0.2	5.3	0.1

EBITDA	$76.8	$52.4	$282.7	$64.6	$46.5	$265.7	$(81.2)

As indicated above, we also use EBITDA as a liquidity measure. EBITDA is not a measure of cash flow under GAAP and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company’s cash flow performance.

Our management uses EBITDA as a supplementary non-GAAP liquidity measure to allow us to evaluate our operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among our businesses, to identify possible impairment charges, to evaluate our ability to service our debt and to raise capital for growth opportunities, including acquisitions. We use EBITDA in conjunction with traditional GAAP liquidity measures as part of our overall assessment of our cash flow generating ability and therefore do not place undue reliance on EBITDA as our only measure of cash flow performance. We believe EBITDA is useful for both us and investors as it is a commonly used analytical measurement for assessing a company’s cash flow ability to service and/or incur additional indebtedness, and to fund capital expenditures and other cash needs, which eliminates the impact of certain non-cash items such as depreciation and amortization.

The following table presents a reconciliation from net cash provided by (used in) operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the periods presented:

	For the Periods

							Pre-
	Post-Acquisition				Pre-Acquisition		Recapitalization

	Jan. 1,	Jan. 1,	Jan. 1,	Aug. 28,	Jan. 1,	Jan. 10,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-	2003-	2003-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,	Dec. 31,	Jan. 9,
	2006	2005	2005	2004	2004	2003	2003

	(Dollar amounts in millions)
Net cash provided by (used in) operating activities	$10.0	$(75.9)	$70.7	$56.2	$35.0	$146.2	$(5.4)
Effect of changes in working capital and other long-term asset and liability changes	32.5	96.8	86.0	(32.6)	(0.8)	(16.1)	12.9
Non-cash interest expense, net	(8.7)	(6.0)	(29.9)	(4.1)	(24.7)	(6.3)	(0.1)
Effect of the Acquisition, net	—	—	—	—	(38.4)	—	—
Effect of the Recapitalization, net	—	—	—	—	—	—	(62.4)
Non-cash stock-based compensation	(0.1)	(0.1)	(0.3)	(0.1)	(48.6)	(2.1)	—
(Loss) gain on sale of property and equipment	(0.1)	0.3	1.5	—	—	—	—
Loss from debt retirement	—	—	—	—	(130.7)	—	—
Gain on sale of discontinued operations	—	—	—	—	125.2	—	—
Deferred federal income tax (provision) benefit from continuing operations	(3.5)	(1.1)	(25.3)	(1.0)	46.9	4.8	(5.9)
Operating cash flows from discontinued operations	—	—	—	—	(0.5)	(20.0)	(0.3)
Deferred federal income tax benefit (provision) from discontinued operations	—	—	—	—	18.5	(0.5)	—
Provision (benefit) for income taxes from continuing operations	11.3	1.7	43.2	3.5	(41.4)	41.4	(21.8)
Provision (benefit) for income taxes from discontinued operations	—	—	—	0.5	45.5	7.4	(0.6)
Interest expense from continuing operations	36.1	37.2	138.6	42.5	56.1	57.4	1.0
Interest expense from discontinued operations	—	—	—	—	4.6	39.0	1.2
Investment income from continuing operations	(0.7)	(0.5)	(1.8)	(0.3)	(1.5)	(1.5)	(0.1)
Investment income from discontinued operations	—	—	—	—	(0.1)	(0.2)	—
Depreciation expense from discontinued operations	—	—	—	—	1.2	10.9	0.2
Amortization expense from discontinued operations	—	—	—	—	0.2	5.3	0.1

EBITDA	$76.8	$52.4	$282.7	$64.6	$46.5	$265.7	$(81.2)

As EBITDA is not defined by GAAP, our definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP.

(6)	Included within EBITDA for each of the periods indicated were the following charges (earnings) set forth below:

	For the Periods

								Pre-
	Post-Acquisition				Pre-Acquisition			Recapitalization

	Jan. 1,	Jan. 1,	Jan. 1,	Aug. 28,	Jan. 1,		Jan. 10,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-		2003-	2003-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,		Dec. 31,	Jan. 9,
	2006	2005	2005	2004	2004		2003	2003

	(Dollar amounts in millions)
Expenses and charges arising from the Acquisition and Recapitalization	$—	$—	$—	$—	$83.7	(a)	$—	$83.0
Loss from debt retirement	—	—	—	—	130.7		—	—
Loss (earnings) from discontinued operations	—	—	—	0.5	(67.4)		(12.1)	1.0
Stock-based compensation expense from continuing operations	0.1	0.1	0.3	0.1	3.3		2.0	—
Management fees paid to our equity sponsors	0.6	0.5	2.2	0.7	1.0		1.5	—

(a) Includes $45.2 million of stock-based compensation expense.

(7)	EBITDA margin is calculated by dividing EBITDA by consolidated net sales.

RISK FACTORS
      An investment in our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors, as well as the other information contained in this prospectus. Any of the following risks, as well as other risks and uncertainties discussed in this prospectus, could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are unaware, or that we currently consider immaterial, may also become important factors that affect our operations. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.
Risks Relating to Our Business

Our business is dependent upon the levels of remodeling and replacement activity and new construction activity and could be hurt by economic downturns.
      Critical factors in the level of our sales, profitability and cash flows are the levels of residential remodeling and replacement activity and new residential and non-residential construction activity. The level of new residential and non-residential construction activity and, to a lesser extent, the level of residential remodeling and replacement activity are affected by seasonality and cyclical factors such as interest rates, inflation, consumer spending habits, employment levels and other macroeconomic factors, over which we have no control. Any decline in economic activity as a result of these or other factors typically results in a decline in new construction and, to a lesser extent, residential remodeling and replacement purchases, which would result in a decrease in our sales, profitability and cash flows. For example, the level of business activity in the manufactured housing and commercial construction industries has been weak over the past several years, which has had an adverse effect on our business, particularly for our HVAC segment. For the remainder of 2006, we expect the manufactured housing and commercial construction markets to remain weak and the residential new construction market to decline moderately.

Fluctuations in the cost or availability of raw materials and components and increases in freight and other costs could have an adverse effect on our business.
      We are dependent upon raw materials and purchased components, including, among others, steel, motors, compressors, copper, packaging material, aluminum, plastics, glass and various chemicals and paints that we purchase from third parties. As a result, our results of operations, cash flows and financial condition may be adversely affected by increases in costs of raw materials or components, or in limited availability of raw materials or components. We do not typically enter into long-term supply contracts for raw materials and components. In addition, we generally do not hedge against our supply requirements. Accordingly, we may not be able to obtain raw materials and components from our current or alternative suppliers at reasonable prices in the future, or may not be able to obtain raw materials and components on the scale and within the time frames we require. Further, if our suppliers are unable to meet our supply requirements, we could experience supply interruptions and/or costs increases which (to the extent we were unable to find alternate suppliers or pass along these additional costs to our customers) could adversely affect our results of operations, cash flows and financial condition. For example, during 2003, 2004, 2005 and the first quarter of 2006, we experienced significant increases in the prices we paid for steel, copper, aluminum and steel fabricated parts. In addition, we have experienced and may continue to experience an increase in freight and other costs due to rising oil and other energy prices. While we were able to offset a portion of these cost increases in these periods by raising prices to our customers for some products (including a

January 2005 price increase on certain HVAC products for residential site-built markets), as well as through strategic sourcing initiatives and improvements in manufacturing efficiency, there can be no assurance that we will be able to offset all material cost increases in 2006 or in any future periods.

Weather fluctuations may negatively impact our business.
      Weather fluctuations may adversely affect our operating results and our ability to maintain our sales volume. In our HVAC segment, our operations may be adversely affected by unseasonably warm weather in the months of November to February and unseasonably cool weather in the months of May to August, which has the effect of diminishing customer demand for heating and air conditioning products. In all of our segments, adverse weather conditions at any time of the year may negatively affect overall levels of new construction and remodeling and replacement activity, which in turn may lead to a decrease in our sales. Many of our operating expenses are fixed and cannot be reduced during periods of decreased demand for our products. Accordingly, our results of operations and cash flows will be negatively impacted in quarters with lower sales due to weather fluctuations.

If we fail to identify suitable acquisition candidates, or to integrate the businesses we have acquired or will acquire in the future, it could negatively impact our business.
      Historically, we have engaged in a significant number of acquisitions, and those acquisitions have contributed significantly to our growth in sales and profitability, particularly in our Home Technology Products segment. We believe that acquisitions will continue to be a key component of our growth strategy. However, we cannot assure you that we will continue to locate and secure acquisition candidates on terms and conditions that are acceptable to us. If we are unable to identify attractive acquisition candidates, our growth, particularly in our Home Technology Products segment, could be impaired.
      There are several risks in acquisitions, including:

•	the difficulty and expense that we incur in connection with the acquisition,

•	the difficulty and expense that we incur in the subsequent assimilation of the operations of the acquired company into our operations,

•	adverse accounting consequences of conforming the acquired company’s accounting policies to ours,

•	the difficulties and expense of developing, implementing and monitoring systems of internal controls at acquired companies, including disclosure controls and procedures and internal controls over financial reporting,

•	the difficulty in operating acquired businesses,

•	the diversion of management’s attention from our other business concerns,

•	the potential loss of customers or key employees of acquired companies,

•	the impact on our financial condition due to the timing of the acquisition or the failure to meet operating expectations for the acquired business, and

•	the assumption of unknown liabilities of the acquired company.
      We cannot assure you that any acquisition we have made or may make will be successfully integrated into our on-going operations or that we will achieve any expected cost savings from any acquisition. If the operations of an acquired business do not meet expectations, our profitability and cash flows may be impaired and we may be required to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

Because we compete against competitors with substantially greater resources, we face external competitive risks that may negatively impact our business.
      Substantially all of the markets in which we operate are highly competitive and many of our competitors and potential competitors have substantially greater financial and marketing resources than we do. These competitive factors could require us to reduce prices or increase spending on product development, marketing and sales, either of which could adversely affect our operating results.

Fluctuations in currency exchange rates could adversely affect our revenues, profitability and cash flows.
      Our foreign operations expose us to fluctuations in currency exchange rates and currency devaluations. We report our financial results in U.S. dollars, but a portion of our sales and expenses are denominated in Euros and other currencies. As a result, changes in the relative values of U.S. dollars, Euros and other currencies will affect our levels of revenues and profitability. If the value of the U.S. dollar increases relative to the value of the Euro and other currencies, our levels of revenue and profitability will decline since the translation of a certain number of Euros or units of such other currencies into U.S. dollars for financial reporting purposes will represent fewer U.S. dollars. In addition, in the case of sales to customers in certain locations, our sales are denominated in U.S. dollars or Euros but all or a substantial portion of our associated costs are denominated in a different currency. As a result, changes in the relative values of U.S. dollars, Euros and any such different currency will affect our profitability and cash flows.

Because we have substantial operations outside the United States, we are subject to the economic and political conditions of foreign nations.
      We have manufacturing facilities in several countries outside of the United States. In 2005, we sold products in approximately 100 countries other than the United States. Foreign net sales were approximately 18% and 19% of consolidated net sales for the year ended December 31, 2005 and the three months ended April 1, 2006, respectively. Our foreign operations are subject to a number of risks and uncertainties, including risks that:

•	foreign governments may impose limitations on our ability to repatriate funds,

•	foreign governments may impose withholding or other taxes on remittances and other payments to us, or the amount of any such taxes may increase,

•	an outbreak or escalation of any insurrection, armed conflict or act of terrorism, or another form of political instability, may occur,

•	natural disasters may occur, and local governments may have difficulties in responding to these events,

•	foreign governments may nationalize foreign assets or engage in other forms of government protectionism,

•	foreign governments may impose or increase investment barriers, customs or tariffs or other restrictions affecting our business, and

•	development, implementation and monitoring of systems of internal controls of our international operations, including disclosure controls and procedures and internal controls over financial reporting, may be difficult and expensive.
      The occurrence of any of these conditions could disrupt our business in particular countries or regions of the world, or prevent us from conducting business in particular countries or regions, which could reduce our sales and adversely affect our profitability. In addition, we rely on dividends and other payments or distributions from our subsidiaries to meet our debt obligations. If foreign governments impose limitations on our ability to repatriate funds or impose or increase taxes on remittances or other payments to us, the amount of dividends and other distributions we receive from our subsidiaries could be reduced, which could reduce the amount of cash available to us to meet our debt obligations.

A decline in our relations with our key distributors and dealers or loss of major customers may negatively impact our business.
      Our operations depend upon our ability to maintain our relations with our independent distributors and dealers and we do not typically enter into long-term contracts with them. If our key distributors and dealers are unwilling to continue to sell our products or if any of them merge with or are purchased by a competitor, we could experience a decline in sales. If we are unable to replace such distributors and dealers or otherwise replace the resulting loss of sales, our business, results of operations and cash flows could be adversely affected. For the year ended December 31, 2005, approximately 51% of our consolidated net sales were made through our independent distributors and dealers.
      In addition, the loss of one or more of our other major customers, or a substantial decrease in such customers’ purchases from us, could have a material adverse effect on our results of operations and cash flows. Because we do not generally have binding long term purchasing agreements with our customers, there can be no assurance that our existing customers will continue to purchase products from us.

A portion of our workforce is unionized and labor disruptions could adversely affect our business.
      As of April 1, 2006, approximately 9.6% of our workforce was subject to various collective bargaining agreements.
      A work stoppage at one of our facilities that lasts for a significant period of time could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to a collective bargaining agreement could result in material gains and losses or the recognition of an asset impairment. As agreements expire, until negotiations are completed, it is not known whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements or at all and without production interruptions, including labor stoppages.
      On June 8, 2005, our collective bargaining agreement with the United Automobile Aerospace & Agricultural Implement Workers of America and its Local No. 2029 expired. That agreement is estimated, as of April 1, 2006, to cover approximately 4.3% of our employees (417 employees) which are located at the Cincinnati, OH location of our subsidiary NuTone, Inc. We presented our final proposal to the union bargaining committee, but this proposal was not accepted by the union members. On July 16, 2005, we locked out the union employees at the NuTone Cincinnati, OH facility. On September 6, 2005, we notified the union bargaining committee that negotiations had reached an impasse and that we were unilaterally implementing the terms of our final offer. On March 6, 2006, we received notice that the union filed an unfair labor practice charge with a Regional Office of the United States National Labor Relations Board, or NLRB, claiming that we had not bargained to impasse and that, from and after September 6, 2005, we had failed to bargain collectively and in good faith. On April 28, 2006, the Regional Director dismissed the charge. The union had until May 11, 2006 to file an appeal with the Office of Appeals of the NLRB’s General Counsel’s Office. It is unknown at this time if the union filed an appeal. See “Business — Employees.”

We must continue to innovate and improve our products to maintain our competitive advantage.
      Our ability to maintain and grow our market shares depends on our ability to continue to develop high quality, innovative products. An important part of our competitive strategy includes leveraging our distributor and dealer relationships and our existing brands to introduce new products. In addition, some of our HVAC products are subject to federal minimum efficiency standards and/or protocols concerning the use of ozone-depleting substances that have and are expected to continue to become more stringent over time. We cannot assure you that our investments in product innovation and technological development will be sufficient or that we will be able to create and market new products to enable us to successfully compete with new products or technologies developed by our competitors or meet heightened regulatory requirements in the future.

We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws.
      Our operations are subject to numerous federal, state, local and foreign laws and regulations relating to protection of the environment, including those that impose limitations on the discharge of pollutants into the air and water, establish standards for the use, treatment, storage and disposal of solid and hazardous materials and wastes and govern the cleanup of contaminated sites. We have used and continue to use various substances in our products and manufacturing operations, and have generated and continue to generate wastes, which have been or may be deemed to be hazardous or dangerous. As such, our business is subject to and may be materially and adversely affected by compliance obligations and other liabilities under environmental, health and safety laws and regulations to which we are subject. These laws and regulations affect ongoing operations and require capital costs and operating expenditures in order to achieve and maintain compliance. For example, the United States and other countries have established programs for limiting the production, importation and use of certain ozone depleting chemicals, including hydrochlorofluorocarbons, or HCFCs, a refrigerant used in our air conditioning and heat pump products. Some of these chemicals have been banned completely, and others are currently scheduled to be phased out in the United States by the year 2010. Modifications to the design of our products may be necessary in order to utilize alternative refrigerants.
      In addition, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our facilities. Certain environmental laws and regulations also impose liability, without regard to knowledge or fault, relating to the existence of contamination at or associated with properties used in our current and former operations or those of our predecessors, or at locations to which current or former operations or those of our predecessors have shipped waste for disposal. Contaminants have been detected at certain of our former sites, and we have been named as a potentially responsible party at several third-party waste disposal sites. While we are not currently aware of any such sites as to which material outstanding claims or obligations exist, the discovery of additional contaminants or the imposition of additional cleanup obligations at these or other sites could result in significant liability. In addition, we cannot be certain that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events will not arise in the future and give rise to material environmental liabilities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face risks of litigation and liability claims on product liability, workers compensation and other matters, the extent of which exposure can be difficult or impossible to estimate and which can negatively impact our business, financial condition, results of operations and cash flows.
      We are subject to legal proceedings and claims arising out of our businesses that cover a wide range of matters, including contract and employment claims, product liability claims, warranty claims and claims for modification, adjustment or replacement of component parts of units sold. Product liability and other legal proceedings include those related to businesses we have acquired or properties we have previously owned or operated.
      The development, manufacture, sale and use of our products involve a risk of product liability and warranty claims, including personal injury and property damage arising from fire, soot, mold and carbon monoxide. We currently carry insurance and maintain reserves for potential product liability claims. However, our insurance coverage may be inadequate if such claims do arise and any liability not covered by insurance could have a material adverse effect on our business. To date, we have been able to obtain insurance in amounts we believe to be appropriate to cover such liability. However, our insurance premiums may increase in the future as a consequence of conditions in the insurance business generally or our situation in particular. Any such increase could result in lower profits or cause the need to reduce our insurance coverage. In addition, a future claim may be brought against us which would have a material adverse effect on us. Any product liability claim may also include the imposition of punitive damages, the award of which, pursuant to certain state laws, may not be covered by insurance. Our product liability insurance policies have limits that if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are generally not covered by our product liability insurance. Further, any product liability or warranty issues may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on our business.

Product recalls or reworks may adversely affect our business.
      In the event we produce a product that is alleged to contain a design or manufacturing defect, we could be required to incur costs involved to recall or rework that product. While we have undertaken several voluntary product recalls and reworks over the past several years, additional product recalls and reworks could result in material costs. Many of our products have a large installed base, and any recalls and reworks related to these products could be particularly costly. The costs of product recalls and reworks are not generally covered by insurance. In addition, our reputation for safety and quality is essential to maintaining our market share and protecting our brands. Any recalls or reworks may adversely affect our reputation as a manufacturer of high-quality, safe products and could have a material adverse effect on our financial condition, results of operations and cash flows.

Our business operations could be significantly disrupted if we lost members of our management team.
      Our success depends to a significant degree upon the continued contributions of our executive officers and key employees and consultants, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate them. The loss of the services of any of these executive officers or key employees and consultants, particularly our chairman and chief executive officer, Richard L. Bready, and our other executive officers, could prevent us from executing our business strategy.

Our business operations could be negatively impacted if we fail to adequately protect our intellectual property rights, if we fail to comply with the terms of our licenses or if third parties claim that we are in violation of their intellectual property rights.
      We are highly dependent on the brand names under which we sell our products. Failure to protect these brand names and other intellectual property rights or to prevent their unauthorized use by third parties could adversely affect our business. We seek to protect our intellectual property rights through a combination of trademark, copyright, patent and trade secret laws, as well as licensing and confidentiality agreements. These protections may not be adequate to prevent competitors from using of our brand names and trademarks without authorization or from copying our products or developing products equivalent to or superior to our own. We license several brand names from third parties. In the event we fail to comply with the terms of these licenses, we could lose the right to use these brand names. In addition, we face the risk of claims that we are infringing third parties’ intellectual property rights. Any such claim, even if it is without merit, could be expensive and time-consuming; could cause us to cease making, using or selling certain products that incorporate the disputed intellectual property; could require us to redesign our products, if feasible; could divert management time and attention; and could require us to enter into costly royalty or licensing arrangements.

Our substantial debt could negatively impact our business, prevent us from fulfilling our outstanding debt obligations and adversely affect our financial condition.
      We have a substantial amount of debt. As of April 1, 2006, we had approximately $1,660,674,000 of total debt outstanding and a debt to equity ratio of approximately 7.9:1. The terms of our outstanding debt, including NTK Holdings’ 10 3/4% senior discount notes, Nortek’s 8 1/2 % senior subordinated notes and Nortek’s senior secured credit facility limit, but do not prohibit, us from incurring additional debt. As of May 12, 2006, Nortek had approximately $45,000,000 outstanding and approximately $125,000,000 of additional borrowing capacity under the U.S. revolving portion of its senior secured credit facility and no outstanding borrowings and approximately $10,000,000 of additional borrowing capacity under the Canadian revolving portion of its senior secured credit facility, with approximately $20,000,000 in outstanding letters of credit. If additional debt is added to current debt levels, the related risks described below could intensify.
      The substantial amount of our debt could have important consequences, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, refinancing indebtedness, or other purposes could be impaired,

•	a substantial portion of our cash flow from operations will be dedicated to paying principal and interest on our debt, thereby reducing funds available for expansion or other purposes,

•	we may be more leveraged than some of our competitors, which may result in a competitive disadvantage,

•	we may be vulnerable to interest rate increases, as certain of our borrowings, including those under the Nortek senior secured credit facility, are at variable rates,

•	our failure to comply with the restrictions in our financing agreements would have a material adverse effect on us,

•	our significant amount of debt could make us more vulnerable to changes in general economic conditions,

•	we may be restricted from making strategic acquisitions, investing in new products or capital assets or taking advantage of business opportunities, and

•	we may be limited in our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate.
      We believe that we will need to access the capital markets in the future to raise the funds to repay our debt. We have no assurance that we will be able to complete a refinancing or that we will be able to raise any additional financing, particularly in view of our anticipated high levels of debt and the restrictions under our current debt agreements. If we are unable to satisfy or refinance our current debt as it comes due, we may default on our debt obligations. If we default on our debt obligations, virtually all of our other debt could become immediately due and payable. Any default on our debt obligations or the acceleration of our debt will likely have a substantial adverse effect on the price of our common stock.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.
      The agreements which govern the terms of our debt, including the indentures that govern NTK Holdings’ 10 3/4% senior discount notes and Nortek’s 8 1/2 % senior subordinated notes and the credit agreement that governs Nortek’s senior secured credit facility, contain covenants that restrict our ability and the ability of our subsidiaries to:

•	incur additional indebtedness,

•	pay dividends or make other distributions,

•	make loans or investments,

•	incur certain liens,

•	enter into transactions with affiliates, and

•	consolidate, merge or sell assets.
      In addition, Nortek’s senior secured credit facility contains financial maintenance covenants, which become more restrictive over time, and we cannot assure you that these covenants will always be met. A breach of the covenants under the indentures that govern NTK Holdings’ 10 3/4% senior discount notes and Nortek’s 8 1/2 % senior subordinated notes or under Nortek’s senior secured credit facility could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under Nortek’s senior secured credit facility would permit the lenders to terminate all commitments to extend further credit under that facility. Furthermore, if Nortek was unable to repay the amounts due and payable under its senior secured credit facility, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of their borrowings, we cannot assure you that we and our subsidiaries would have sufficient assets to repay such indebtedness. Our future financing arrangements will likely contain similar or more restrictive covenants. As a result of these restrictions, we may be:

•	limited in how we conduct our business,

•	unable to raise additional debt or equity financing to operate during general economic or business downturns, and

•	unable to compete effectively or to take advantage of new business opportunities.
      These restrictions may affect our ability to grow in accordance with our plans. See “Description of Indebtedness.”

We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.
      Our ability to make scheduled payments on or to refinance our debt obligations depends on our subsidiaries’ financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors beyond our control. We cannot assure you that our subsidiaries will maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness. If our subsidiaries’ cash flows and capital resources are insufficient to fund our debt service obligations, we and our subsidiaries could face substantial liquidity problems and may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

If we are unable to access funds generated by our subsidiaries we may not be able to meet our financial obligations.
      Because we conduct all of our operations through our subsidiaries, we depend on those entities for dividends, distributions and other payments to generate the funds necessary to meet our financial obligations. Legal restrictions in the United States and foreign jurisdictions applicable to our subsidiaries and contractual restrictions in certain agreements governing current and future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. All of our subsidiaries are separate and independent legal entities and have no obligation whatsoever to pay any dividends, distributions or other payments to us.
Risks Relating to this Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.
      We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the New York Stock Exchange, or NYSE, or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.
      Volatility in the market price of our common stock may prevent you from being able to sell your common stock at or above the price you paid for your common stock. The market price of our common stock could fluctuate significantly for various reasons, including:

•	our operating and financial performance and prospects,

•	our quarterly or annual earnings or those of other companies in our industry,

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC,

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry,

•	strategic actions by us or our competitors, such as acquisitions, restructurings or the introduction of new products,

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business,

•	changes in accounting standards, policies, guidance, interpretations or principles,

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events, and

•	sales of common stock by us, our significant stockholders or members of our management team.
      In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. As a result, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

Delaware law and our organizational documents may impede or discourage a takeover, which could cause the market price of our common stock to decline.
      We are a Delaware corporation, and provisions of Delaware law and our certificate of incorporation and bylaws may also make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

•	the power of a majority of our board of directors to fix the number of directors,

•	the power of our board of directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise,

•	a staggered board of directors,

•	the ability of our board of directors to designate and issue, without stockholder approval, one or more series of preferred stock with terms that the board of directors may determine, and

•	the inability of stockholders to act by written consent.
      Our incorporation under Delaware law and certain provisions of our certificate of incorporation and bylaws could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

We have no plans to pay regular dividends on our common stock, so you may not receive funds without selling your common stock.
      We have no plans to pay regular dividends on our common stock following the completion of this offering. We generally intend to invest our future earnings, if any, to fund our business activities. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, and other considerations that our board of directors deems relevant. Specifically, the terms of NTK Holdings’ 10 3/4 % senior discount notes contain limitations on our ability to pay dividends on our common stock. Further, the terms of Nortek’s senior secured credit facility and the indenture governing its 8 1/2 % senior subordinated notes contain restrictions on Nortek and its subsidiaries from distributing cash to us that would be utilized to make any dividend on our common stock. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your common stock and you may lose the entire amount of the investment.

You will suffer immediate and substantial dilution.
      If you purchase shares of our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholder for its shares. The initial public offering price is substantially higher than our net tangible book value (deficit) per share of our common stock. As a result, you will incur immediate and substantial dilution of $          per share (based on an offering price of $           per share, the midpoint of the estimated price range shown on the cover page of this prospectus). Consequently, unless we are able to increase our net tangible book value per share through income from operations, upon a liquidation of our company at net tangible book value, you would receive less than the price that you paid for shares of our common stock in this offering while our existing stockholder may receive more than the price that it paid for its shares of our common stock. A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) our pro forma net tangible book value per share after this offering by $          , and the dilution to new investors by $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. See “Dilution.”

The requirements of being a public company may strain our resources and distract management.
      As a public company, we will incur significant legal, accounting and other costs and expenses that we might not incur as a private company. The Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and NYSE rules promulgated in response to the Sarbanes-Oxley Act, regulate corporate governance and other practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, under Section 404 of the Sarbanes-Oxley Act, beginning with our Annual Report on Form 10-K for our fiscal year ending December 31, 2007, we will be required to document and test our internal control procedures, our management must include a report on its assessment of the operating effectiveness of our internal controls over financial reporting in our Annual Reports on Form 10-K and our independent registered public accounting firm must report on management’s assessment and the operating effectiveness of our internal controls over financial reporting. If we are unable to conclude that our disclosure controls and procedures and internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting in future years, we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation and investor perception of us. We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in corporate governance and reporting requirements. We cannot predict or estimate that amount of additional costs we may incur or the timing of such costs.

Future sales of our common stock in the public market, or the perception that future sales may occur, could lower our share price, and the exercise of outstanding stock options and any additional capital raised by us through the sale of common stock may dilute your ownership in us.
      We may sell additional shares of common stock in subsequent public offerings. Our certificate of incorporation will authorize us to issue                      shares of common stock, of which                      shares will be outstanding upon completion of this offering. This number includes                      shares that we are selling in this offering, which may be resold immediately in the public market unless held by affiliates of ours. Of the remaining                      shares, substantially all of them are restricted from immediate resale under the lock-up agreements entered into by our directors and officers and substantially all of our stockholders, as more fully described in “Underwriting,” but may be sold into the market in the near future. These shares will become available for sale at various times following the expiration of the lock-up agreement, which, without the prior consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, on behalf of the underwriters, is 180 days after the date of this prospectus. However, the lock-up agreement is subject to a number of exceptions that may result in sales prior to the expiration of the 180-day period. Immediately after the expiration of the 180-day lock-up period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements. See “Shares Eligible for Future Sale.”
      Upon completion of this offering, options to purchase                      shares of our common stock will be outstanding (of which options to acquire                      shares of common stock will be vested upon completion of this offering). In addition, shortly following the completion of this offering, affiliates of Thomas H. Lee Partners, L.P., or THL, and certain members of our management, collectively representing beneficial ownership of                      shares of our common stock, will become parties to a registration rights agreement pursuant to which, subject to the terms of the lock-up agreements described above, they will have registration rights with respect to our common stock. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Our equity sponsor controls us and its interests may conflict with or differ from your interests as a stockholder.
      After the completion of this offering, our equity sponsor, THL, will beneficially own approximately           % of our common stock. Our directors and officers will beneficially own           % of our common stock. If the underwriters exercise in full their over-allotment option, THL will beneficially own approximately           % of our common stock. Representatives of THL will have the ability to prevent any transaction that requires the approval of directors. In addition, THL will have the ability to control the outcome of all matters requiring stockholder approval, including the election of our directors and the approval of significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets. The interests of THL could conflict with or differ from your interests as a holder of our common stock. For example, the concentration of ownership held by THL could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which you may otherwise view favorably. THL may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. A sale of a substantial number of shares of stock in the future by funds affiliated with THL could cause our stock price to decline in the future.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.
      Upon the closing of this offering, affiliates of Thomas H. Lee Partners, L.P. will continue to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors,

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities,

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and

•	the requirement for an annual performance evaluation of any such nominating/corporate governance and compensation committees.
      Following this offering, we intend to utilize most of these exemptions. As a result, we will not have a majority of independent directors nor will our nominating/corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this prospectus, words, such as “intends,” “plans,” “estimates,” “believes,” “anticipates,” “expects,” “may,” “will,” “should,” and “could” or similar expressions are intended to identify forward-looking statements. These statements are based on our current plans and expectations as of the date of this prospectus and involve risks and uncertainties, over which we have no control, that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual future activities and operating results to differ include:

•	the availability and cost of certain raw materials and purchased components (including, among others, steel, motors, compressors, copper, packaging materials, aluminum, plastics, glass and various chemicals and paints),

•	the level of domestic and foreign construction and remodeling and replacement activity affecting residential and commercial markets,

•	changes in weather and seasonal fluctuations,

•	interest rates,

•	employment levels,

•	inflation,

•	foreign currency fluctuations,

•	consumer spending levels,

•	exposure to foreign economies,

•	the rate of sales growth,

•	competition and resulting pricing pressures,

•	changes in relationships with distributors, dealers and customers,

•	acquisitions and our integration of acquired businesses,

•	labor disruptions,

•	technological changes and product innovation,

•	litigation and other contingencies, including product and warranty liability claims,

•	oil and other energy costs, and

•	the risks and uncertainties described in this prospectus under “Risk Factors.”
      You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of shares by us in the offering (based on an offering price of $           per share, the midpoint of the estimated price range shown on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be $                     million.
      We expect to use the gross proceeds received by us from this offering for the following purposes:

Use of Funds	Amount

(In millions)
Repay a portion of Nortek’s existing term loan(1)	$
Repay NTK Holdings’ senior unsecured loan facility(2)
Redeem a portion of NTK Holdings’ 10 3/4 % senior discount notes(3)
Redeem Nortek’s existing 9 7/8 % senior subordinated notes(4)
Redemption premiums and accrued interest(5)
Estimated transaction fees and expenses

$

(1)	As of April 1, 2006, there was $689.5 million outstanding in respect of the term loan under Nortek’s existing senior secured credit facility. The term loan matures on August 27, 2011 and, as of April 1, 2006, had a weighted average interest rate of 6.7% per annum.

(2)	NTK Holdings’ senior unsecured term loan facility has a term of one year, although any loans under the facility not prepaid on or prior to May 10, 2007 will be extended until March 1, 2014. Loans outstanding under the facility have an interest rate of LIBOR plus a spread, which spread is currently 250 basis points but will increase over time.

(3)	NTK Holdings’ 10 3/4% senior discount notes were issued with an aggregate principal amount at maturity of $403.0 million. The 10 3/4% senior discount notes were issued at a discount to the principal amount at maturity, such that the aggregate principal amount of the 10 3/4% senior discount notes on the date of issuance, or the “accreted value” of the notes on the date of issuance, was $250.4 million. Interest on the 10 3/4% senior discount notes accrues at a rate of 10 3/4% per annum, with interest accruing prior to September 1, 2009 taking the form of an increase in the accreted value of the notes, and interest accruing after September 1, 2009 payable in cash. As of April 1, 2006, the 10 3/4% senior discount notes had an accreted value on that date of $281.8 million. The 10 3/4% senior discount notes mature on March 1, 2014. Under the indenture governing the 10 3/4% senior discount notes, we may use the net proceeds from this offering to redeem up to 35% of the aggregate principal amount at maturity of the 10 3/4 % senior discount notes at a redemption price equal to 110.75% of the then-accreted value of the notes.

(4)	As of April 1, 2006, Nortek had $10.0 million aggregate principal amount of 9 7/8% senior subordinated notes outstanding. The 9 7/8 % senior subordinated notes mature on June 15, 2011, and are redeemable at any time on or after June 15, 2006 at a redemption price of 104.938% of principal amount, plus accrued and unpaid interest.

(5)	Includes redemption premiums in respect of Nortek’s 9 7/8% senior subordinated notes and NTK Holdings’ 10 3/4% senior discount notes of $ million and $ million, respectively. Also includes accrued and unpaid interest in respect of amounts outstanding under the Nortek term loan facility, NTK Holdings’ senior unsecured loan facility and Nortek’s 9 7/8 % senior subordinated notes through the expected date of repayment.

      Affiliates of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and UBS Securities LLC, underwriters for this offering, will receive a portion of the proceeds from this offering in their capacity as lenders under Nortek’s existing term loan and NTK Holdings’ senior unsecured loan facility. See “Underwriting” for more information.
      A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds to us from this offering by $                     million. Any increase or decrease in the net proceeds to us from this offering will result in an equal increase or decrease in the amounts utilized to prepay the term loan under Nortek’s existing senior secured credit facility.
      In the event the underwriters exercise their over-allotment option, we will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

DIVIDEND POLICY
      We do not anticipate paying any dividends on our common stock in the foreseeable future, except as described below. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other factors our board of directors may deem relevant. The terms of NTK Holdings’ 10 3/4% senior discount notes restrict our ability to pay dividends or make other distributions in respect of our capital stock, including the common stock to be sold in this offering. In addition, since we are a holding company, substantially all of the assets on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are dependent upon the earnings and cash flows of our subsidiaries and the distribution and other payment of such earnings and cash flows to us in the form of dividends or other distributions. Nortek’s senior secured credit facility and the indenture governing Nortek’s 8 1/2 % senior subordinated notes contain restrictions on its ability to pay dividends or make other distributions in respect of its capital stock, including to us. The agreements governing any future indebtedness incurred by us or any of our subsidiaries could include additional restrictions. See “Description of Indebtedness.”
      The net proceeds from the borrowing under NTK Holdings’ senior unsecured term loan facility were utilized to (1) make a cash dividend of approximately $174.9 million to Investors LLC, which, in turn, made a distribution to the holders of its Class A and Class B membership interests, including affiliates of Thomas H. Lee Partners, L.P. and certain members of our management, and (2) make a capital contribution of approximately $25.9 million to Nortek Holdings, which was used by Nortek Holdings, together with a dividend of approximately $28.1 million from Nortek, to make a distribution of approximately $54.0 million to the participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan (including certain of our executive officers) in accordance with the terms of that plan. As a result of these distributions, holders of the Class A membership interests in Investors LLC and the participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan are not entitled to any further distributions.
      On February 18, 2005, using the net proceeds of the sale of NTK Holdings’ 10 3/4 % senior discount notes, we paid a cash dividend of approximately $187.0 million to Investors LLC and made a cash contribution of approximately $57.7 million to Nortek Holdings. The net proceeds distributed to Investors LLC were distributed by Investors LLC to the holders of its Class A and Class B membership interests, including affiliates of Thomas H. Lee Partners, L.P. and certain members of our management. The net proceeds contributed to Nortek Holdings were distributed by Nortek Holdings to participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan (including certain of our executive officers of Nortek Holdings) in accordance with the terms of that plan.

CAPITALIZATION
      The following table sets forth our capitalization as of April 1, 2006:

•	on an actual basis, and

•	on an as adjusted basis to give effect to (1) the cash dividend of approximately $174.9 million paid to Investors LLC with a portion of the proceeds of NTK Holdings’ senior unsecured loan facility, (2) the distribution of approximately $54.0 million to participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan, (3) the sale of shares of our common stock in this offering (based on an offering price of $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus) and the application of the proceeds therefrom as described under “Use of Proceeds,” (4) the payment to THL of approximately $ as a result of the termination of our management agreement in connection with this offering, and (5) the accelerated vesting of all unvested Class C units of Investors LLC, which is anticipated to occur upon the consummation of this offering.

      You should read the table in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	April 1, 2006

	Actual	As Adjusted

	(Amounts in millions)
Unrestricted cash and cash equivalents	$70.2	$

Short-term debt:(1)
Short-term debt	$5.7	$
Current maturities of long-term debt	18.2

Total short-term debt	$23.9	$

Long-term debt:(1)
Nortek senior secured credit facility — revolving loan(2)	$—	$
Nortek senior secured credit facility — term loan	682.5
NTK Holdings’ 10 3/4 % senior discount notes due 2014	281.8
Nortek’s 8 1/2 % senior subordinated notes due 2014	625.0
Nortek’s 9 7/8 % senior subordinated notes due 2011	10.0
Notes, mortgage notes and obligations(3)	37.4

Total long-term debt	1,636.7

Stockholder’s investment:
Common stock	—
Additional paid-in capital	130.3
Retained earnings(4)	70.6
Accumulated other comprehensive income	8.1

Total stockholder’s investment	209.0

Total capitalization	$1,845.7	$

(1)	Does not reflect the incurrence of indebtedness under NTK Holdings’ senior unsecured loan facility, as this facility will be repaid in full with the proceeds from this offering.
On April 14, 2006, in connection with the acquisition of the assets and liabilities of Cleanpak International, LLC, or Cleanpak, and Huntair, Inc., or Huntair, we issued unsecured 6% subordinated notes totaling $10,000,000 due April 2008.

(2)	As of May 12, 2006, Nortek had approximately $45.0 million outstanding and approximately $125.0 million of additional borrowing capacity under the U.S. revolving portion of its senior secured credit facility and no outstanding borrowings and approximately $10.0 million of additional borrowing capacity under the Canadian revolving portion of its senior secured credit facility, with approximately $20.0 million in outstanding letters of credit.

(3)	Notes, mortgage notes and obligations payable primarily consist of mortgage, capital lease and other debt of various continuing operations of subsidiaries of Nortek, which in some cases are secured by the applicable property and equipment financed by the subsidiary.

(4)	As adjusted retained earnings reflects: (a) the payment to THL of approximately $ as a result of the termination of our management agreement in connection with this offering, (b) the cash dividend of approximately $174.9 million paid to Investors LLC with a portion of the proceeds of NTK Holdings’ senior unsecured loan facility, (c) interest expense of approximately $ million related to the distributions to participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan, (d) the redemption premiums paid and the write-off of deferred financing costs related to the indebtedness repaid as described in “Use of Proceeds,” (e) the accelerated vesting of all unvested Class C units of Investors LLC, which is anticipated upon the consummation of this offering, and (f) the tax effects related to items (a) through (e) as applicable.

      The number of shares of common stock to be outstanding after the offering is based on the number of shares of common stock outstanding as of                     , 2006, after giving effect to a           -for-one stock split to be effected prior to the offering.
      The shares of common stock outstanding after the offering exclude                      shares of common stock reserved for issuance under our 2006 Incentive Plan.
      A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) the net proceeds to us from this offering by $           million. Any increase or decrease in the net proceeds to us from this offering will result in an equal increase or decrease in the amounts utilized to prepay the term loan under Nortek’s senior secured credit facility and a corresponding increase or decrease in our retained earnings due to the write-off of related deferred financing costs.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is in excess of the book value per share attributable to our existing stockholder for the presently outstanding common stock.
      Our net tangible book value as of                     was approximately $           million, or $           per share of our common stock. Net tangible book value per share is determined by dividing our tangible stockholders’ equity, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets.
      After giving effect to our sale of                      shares of common stock in this offering at an assumed offering price of $           per share (the midpoint of the estimated price range shown on the cover page of this prospectus), the application of the proceeds from this offering as described under “Use of Proceeds,” and the other transactions described under “Capitalization,” as adjusted net tangible book value (deficiency) as of                     would have been $           million, or $           per share. This represents an immediate increase in as adjusted net tangible book value of $           per share to our existing stockholder and an immediate dilution of $           per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Assumed initial public offering price per share of common stock		$
Net tangible book value per share as of	$
Increase per share attributable to new investors

As adjusted net tangible book value (deficit) per share after the offering

Dilution per share to new investors		$

      A $1.00 increase (decrease) in the assumed initial public offering price of $           per share would increase (decrease) our as adjusted net tangible book value per share after this offering by $          , and would increase (decrease) the dilution to new investors by $          , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.
      The following table summarizes, as of                     , 2006, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholder and to be paid by new investors purchasing shares of common stock from us in this offering, before deducting the underwriting discount and estimated offering expenses payable by us. The table assumes an initial public offering price of $           per share, as specified above.

	Shares			Total
	Purchased			Consideration			Average
Price
	Number	Percent		Amount	Percent		per Share

Existing stockholder			%	$		%	$
New investors

Total		100.0%		$	100.0%		$

      To the extent any options are granted and exercised under our 2006 Incentive Plan, there may be economic dilution to investors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
      NTK Holdings owns 100% of the shares of capital stock of Nortek Holdings, which owns 100% of the shares of capital stock of Nortek. NTK Holdings conducts all of its business through its subsidiaries. NTK Holdings is a wholly-owned subsidiary of Investors LLC, a limited liability company whose members include affiliates of Thomas H. Lee Partners, L.P. and members of our senior management.
      On July 15, 2004, THL Buildco Holdings, Inc. and THL Buildco, Inc., newly formed corporations affiliated with Thomas H. Lee Partners, L.P., entered into a stock purchase agreement with the stockholders of Nortek’s former parent company, including affiliates of Kelso & Company, L.P. and certain members of our management, pursuant to which THL Buildco agreed to purchase all the outstanding capital stock of the former Nortek Holdings. Prior to the completion of this acquisition and the related mergers described below, we were a wholly-owned direct subsidiary of the former Nortek Holdings and THL Buildco was a wholly-owned direct subsidiary of THL Buildco Holdings.
      On August 27, 2004, THL Buildco purchased all of the outstanding capital stock of the former Nortek Holdings pursuant to the stock purchase agreement. Immediately upon the completion of this acquisition, which we refer to as the “Acquisition,” THL Buildco was merged with and into the former Nortek Holdings and subsequently the former Nortek Holdings was merged with and into Nortek, with Nortek continuing as the surviving corporation and a wholly-owned subsidiary of THL Buildco Holdings. THL Buildco Holdings was then renamed Nortek Holdings, Inc. We refer to this acquisition and the related transactions as the “THL Transaction.” Beginning on August 28, 2004, we accounted for the Acquisition as a business combination.
      On November 20, 2002, Nortek engaged in a reorganization transaction pursuant to which each outstanding share of capital stock of Nortek was converted into an identical share of capital stock of the former Nortek Holdings with Nortek becoming a wholly owned subsidiary of the former Nortek Holdings. On January 9, 2003, the former Nortek Holdings completed a recapitalization transaction, which resulted in the acquisition of the former Nortek Holdings by certain affiliates and designees of Kelso and certain members of management of Nortek and the former Nortek Holdings. We refer to this recapitalization transaction as the “Recapitalization.” Beginning on January 10, 2003, the former Nortek Holdings accounted for the Recapitalization as a business combination.
      The consolidated financial data for periods prior to January 10, 2003, which we refer to as the “Pre-Recapitalization” periods, reflects the financial position, results of operations and cash flows of the former Nortek Holdings and all of its wholly-owned subsidiaries for periods from November 20, 2002 to January 9, 2003 and Nortek and all of its wholly-owned subsidiaries for periods prior to November 20, 2002. The consolidated financial data for periods subsequent to January 9, 2003 and prior to August 28, 2004, which we refer to as the “Pre-Acquisition” periods, reflects the financial position, results of operations and cash flows of the former Nortek Holdings and all of its wholly-owned subsidiaries. Subsequent to August 27, 2004 and prior to February 10, 2005, the consolidated financial data reflects the financial position, results of operations and cash flows of Nortek Holdings and all of its wholly-owned subsidiaries. The consolidated financial data for periods subsequent to February 9, 2005, reflects the financial position, results of operations and cash flows of NTK Holdings and all of its wholly-owned subsidiaries. We refer to the periods subsequent to August 27, 2004 as the “Post-Acquisition” periods.
      The consolidated statement of operations data for the periods from January 1, 2006 to April 1, 2006 and January 1, 2005 to April 2, 2005 and the consolidated balance sheet data as of April 1, 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of April 2, 2005 has been derived from our unaudited quarterly condensed consolidated financial statements not included in this prospectus. Our unaudited condensed consolidated financial statements, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation.
      The consolidated statement of operations data for the periods from January 1, 2005 to December 31, 2005, August 28, 2004 to December 31, 2004, January 1, 2004 to August 27, 2004, January 10, 2003 to December 31, 2003 and January 1, 2003 to January 9, 2003, and the consolidated balance sheet data as of December 31, 2005 and 2004, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the periods from January 1, 2002 to December 31, 2002 and January 1, 2001 to December 31, 2001, and the consolidated balance sheet data as of August 27, 2004, December 31, 2003, January 9, 2003 and December 31, 2002, have been derived from the former Nortek Holdings’ consolidated financial statements, which are not included in this prospectus. The consolidated balance sheet data as of December 31, 2001 has been derived from Nortek’s consolidated financial statements, which are not included in this prospectus, as restated on an unaudited basis to reflect Ply Gem and La Cornue, which were sold in 2004, as discontinued operations.
      The historical results set forth below do not necessarily indicate results expected for any future period and the results of any interim period do not necessarily indicate the results that may be expected for any other interim period or the full year. The selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	For the Periods

	Post-Acquisition				Pre-Acquisition		Pre-Recapitalization

	Jan. 1,	Jan. 1,	Jan. 1,	Aug. 28,	Jan. 1,	Jan. 10,	Jan. 1,	Jan. 1,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-	2003-	2003-	2002-	2001-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,	Dec. 31,	Jan. 9,	Dec. 31,	Dec. 31,
	2006	2005	2005	2004	2004	2003	2003	2002	2001

	(Dollar amounts in millions)
Consolidated Statement of Operations Data:
Net sales	$534.5	$434.1	$1,959.2	$561.0	$1,117.9	$1,480.6	$24.8	$1,376.5	$1,286.4
Cost of products sold	370.5	309.5	1,361.4	409.0	792.8	1,054.0	18.5	987.0	940.5
Selling, general and administrative expense	95.3	79.6	342.6	101.5	199.9	258.1	5.0	259.5	223.0
Amortization of goodwill and intangible assets	4.2	4.3	18.3	8.4	8.9	9.1	0.1	2.9	11.8
Expenses and charges arising from the Acquisition and Recapitalization	—	—	—	—	83.7	—	83.0	6.6	—

Operating earnings (loss)	64.5	40.7	236.9	42.1	32.6	159.4	(81.8)	120.5	111.1
Interest expense, net	(35.4)	(36.7)	(136.8)	(42.2)	(54.6)	(55.9)	(0.9)	(46.5)	(43.5)
Loss from debt retirement	—	—	—	—	(130.7)	—	—	—	(5.5)

Earnings (loss) from continuing operations before provision (benefit) for income taxes	29.1	4.0	100.1	(0.1)	(152.7)	103.5	(82.7)	74.0	62.1
Provision (benefit) for income taxes	11.3	1.7	43.2	3.5	(41.4)	41.4	(21.8)	29.8	28.3

Earnings (loss) from continuing operations	17.8	2.3	56.9	(3.6)	(111.3)	62.1	(60.9)	44.2	33.8
(Loss) earnings from discontinued operations(1)	—	—	—	(0.5)	67.4	12.1	(1.0)	18.3	(25.8)

Net earnings (loss)	$17.8	$2.3	$56.9	$(4.1)	$(43.9)	$74.2	$(61.9)	$62.5	$8.0

	For the Periods

	Post-Acquisition				Pre-Acquisition		Pre-Recapitalization

	Jan. 1,	Jan. 1,	Jan. 1,	Aug. 28,	Jan. 1,	Jan. 10,	Jan. 1,	Jan. 1,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-	2003-	2003-	2002-	2001-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,	Dec. 31,	Jan. 9,	Dec. 31,	Dec. 31,
	2006	2005	2005	2004	2004	2003	2003	2002	2001

	(Dollar amounts in millions)
Consolidated Balance Sheet Data (as of period end):
Unrestricted cash and cash equivalents	$70.2	$75.2	$77.2	$95.0	$202.0	$194.1	$283.6	$294.8	$159.1
Working capital	309.4	288.8	283.6	215.8	(645.2)	689.8	830.0	816.3	745.3
Total assets	2,440.0	2,265.6	2,404.6	2,264.6	1,730.4	2,100.0	1,781.2	1,830.9	1,819.9
Total debt	1,660.6	1,620.4	1,648.4	1,370.0	43.8	1,339.9	958.1	959.3	969.7
Stockholder’s investment	209.0	134.9	190.5	321.8	114.6	200.2	272.1	317.5	271.3
Debt to equity ratio	7.9:1	12.0:1	8.7:1	4.3:1	0.4:1	6.7:1	3.5:1	3.0.1	3.6:1
Other Financial Data:
Depreciation and amortization expense including non-cash interest	$21.0	$17.7	$75.8	$26.6	$50.5	$38.2	$0.7	$32.6	$40.4
Capital expenditures	12.1	5.6	33.7	15.1	12.8	24.7	0.2	19.0	26.9
EBITDA(2)(3)	76.8	52.4	282.7	64.6	46.5	265.7	(81.2)	236.4	176.9
EBITDA margin(4)	14.4%	12.1%	14.4%	11.5%	4.2%	17.9%	—	17.2%	13.8%
Cash flows from:
Operating activities	$10.0	$(75.9)	$70.7	$56.2	$35.0	$146.2	$(5.4)	$116.2	$140.3
Investing activities	(21.3)	1.7	(137.7)	(775.4)	499.0	(597.2)	(0.5)	89.8	(118.5)
Financing activities	4.3	54.4	49.2	612.2	(526.2)	361.4	(5.4)	(70.2)	7.0

(1)	On February 12, 2004, Nortek sold the capital stock of its wholly-owned subsidiary, Ply Gem Industries, Inc. for net cash proceeds of approximately $506.7 million, after excluding approximately $21.4 million of proceeds provided to fund liabilities of Ply Gem indemnified by Nortek. In connection with the sale, Nortek recorded a net after-tax gain of approximately $74.1 million. On July 31, 2004, Nortek sold the capital stock of its wholly-owned subsidiary, La Cornue SAS, for cash proceeds of approximately $5.8 million and recorded a net after-tax gain of approximately $0.9 million. Nortek treated the sale of Ply Gem and La Cornue as discontinued operations and, accordingly, the results of Ply Gem and La Cornue were excluded from continuing operations in the statements of operations and the assets and liabilities of Ply Gem and La Cornue were reflected as assets and liabilities from discontinued operations in the consolidated balance sheets in the former Nortek Holdings’ consolidated financial statements. Accordingly, Ply Gem and La Cornue are reflected as discontinued operations for all periods presented.

(2)	We use EBITDA as both an operating performance and liquidity measure. EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles, or GAAP, and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss), earnings (loss) from continuing operations, earnings (loss) from discontinued operations and net income (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure.

Our management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with our overall evaluation of our and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. We use EBITDA in conjunction with traditional GAAP operating performance measures and therefore do not place undue reliance on EBITDA as our only measure of operating performance. We believe EBITDA is useful for both us and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions.

The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the three months ended April 1, 2006 and April 2, 2005, the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003, from January 1, 2003 to January 9, 2003, from January 1, 2002 to December 31, 2002 and from January 1, 2001 to December 31, 2001:

	For the Periods

	Post-Acquisition				Pre-Acquisition		Pre-Recapitalization

	Jan. 1,	Jan. 1,	Jan. 1,	Aug. 28,	Jan. 1,	Jan. 10,	Jan. 1,	Jan. 1,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-	2003-	2003-	2002-	2001-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,	Dec. 31,	Jan. 9,	Dec. 31,	Dec. 31,
	2006	2005	2005	2004	2004	2003	2003	2002	2001

	(Dollar amounts in millions)
Net earnings (loss)	$17.8	$2.3	$56.9	$(4.1)	$(43.9)	$74.2	$(61.9)	$62.5	$8.0
Provision (benefit) for income taxes from continuing operations	11.3	1.7	43.2	3.5	(41.4)	41.4	(21.8)	29.8	28.3
Provision (benefit) for income taxes from discontinued operations	—	—	—	0.5	45.5	7.4	(0.6)	10.9	(14.2)
Interest expense from continuing operations	36.1	37.2	138.6	42.5	56.1	57.4	1.0	52.4	51.7
Interest expense from discontinued operations	—	—	—	—	4.6	39.0	1.2	44.3	50.2
Investment income from continuing operations	(0.7)	(0.5)	(1.8)	(0.3)	(1.5)	(1.5)	(0.1)	(5.9)	(8.2)
Investment income from discontinued operations	—	—	—	—	(0.1)	(0.2)	—	(1.6)	(2.5)
Depreciation expense from continuing operations	7.9	6.9	26.6	8.4	16.7	17.4	0.6	26.0	25.0
Depreciation expense from discontinued operations	—	—	—	—	1.2	10.9	0.2	11.9	15.4
Amortization expense from continuing operations	4.4	4.8	19.2	14.1	9.1	14.4	0.1	2.9	11.9
Amortization expense from discontinued operations	—	—	—	—	0.2	5.3	0.1	3.2	11.3

EBITDA	$76.8	$52.4	$282.7	$64.6	$46.5	$265.7	$(81.2)	$236.4	$176.9

As indicated above, we also use EBITDA as a liquidity measure. EBITDA is not a measure of cash flow under GAAP, and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company’s cash flow performance.

Our management uses EBITDA as a supplementary non-GAAP liquidity measure to allow us to evaluate our operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among our businesses, to identify possible impairment charges, to evaluate our ability to service our debt and to raise capital for growth opportunities, including acquisitions. We use EBITDA in conjunction with traditional GAAP liquidity measures as part of our overall assessment of our cash flow generating ability and therefore do not place undue reliance on EBITDA as our only measure of cash flow performance. We believe EBITDA is useful for both us and investors as it is a commonly used analytical measurement for assessing a company’s cash flow ability to service and/or incur additional indebtedness, and to fund capital expenditures and other cash needs, which eliminates the impact of certain non-cash items such as depreciation and amortization.

The following table presents a reconciliation from net cash provided by (used in) operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the periods presented:

	For the Periods

	Post-Acquisition				Pre-Acquisition		Pre-Recapitalization

	Jan. 1,	Jan. 1,	Jan. 1,	Aug. 28,	Jan. 1,	Jan. 10,	Jan. 1,	Jan. 1,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-	2003-	2003-	2002-	2001-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,	Dec. 31,	Jan. 9,	Dec 31,	Dec 31,
	2006	2005	2005	2004	2004	2003	2003	2002	2001

	(Dollar amounts in millions)
Net cash provided by (used in) operating activities	$10.0	$(75.9)	$70.7	$56.2	$35.0	$146.2	$(5.4)	$116.2	$140.3
Effect of changes in working capital and other long-term asset and liability changes	32.5	96.8	86.0	(32.6)	(0.8)	(16.1)	12.9	(9.8)	(38.1)
Non-cash interest expense, net	(8.7)	(6.0)	(29.9)	(4.1)	(24.7)	(6.3)	(0.1)	(3.8)	(3.5)
Effect of the Acquisition, net	—	—	—	—	(38.4)	—	—	—	—
Effect of the Recapitalization, net	—	—	—	—	—	—	(62.4)	—	—
Non-cash stock-based compensation	(0.1)	(0.1)	(0.3)	(0.1)	(48.6)	(2.1)	—	—	—
(Loss) gain on sale of property and equipment	(0.1)	0.3	1.5	—	—	—	—	—	—
Loss from debt retirement	—	—	—	—	(130.7)	—	—	—	(5.5)
Gain (loss) on sale of discontinued operations	—	—	—	—	125.2	—	—	2.4	(34.0)
Deferred federal income tax (provision) benefit from continuing operations	(3.5)	(1.1)	(25.3)	(1.0)	46.9	4.8	(5.9)	0.2	2.8
Operating cash flows from discontinued operations	—	—	—	—	(0.5)	(20.0)	(0.3)	(11.8)	(19.1)
Deferred federal income tax benefit (provision) from discontinued operations	—	—	—	—	18.5	(0.5)	—	(2.0)	2.0
Provision (benefit) for income taxes from continuing operations	11.3	1.7	43.2	3.5	(41.4)	41.4	(21.8)	29.8	28.3
Provision (benefit) for income taxes from discontinued operations	—	—	—	0.5	45.5	7.4	(0.6)	10.9	(14.2)
Interest expense from continuing operations	36.1	37.2	138.6	42.5	56.1	57.4	1.0	52.4	51.7
Interest expense from discontinued operations	—	—	—	—	4.6	39.0	1.2	44.3	50.2
Investment income from continuing operations	(0.7)	(0.5)	(1.8)	(0.3)	(1.5)	(1.5)	(0.1)	(5.9)	(8.2)
Investment income from discontinued operations	—	—	—	—	(0.1)	(0.2)	—	(1.6)	(2.5)
Depreciation expense from discontinued operations	—	—	—	—	1.2	10.9	0.2	11.9	15.4
Amortization expense from discontinued operations	—	—	—	—	0.2	5.3	0.1	3.2	11.3

EBITDA	$76.8	$52.4	$282.7	$64.6	$46.5	$265.7	$(81.2)	$236.4	$176.9

As EBITDA is not defined by GAAP, our definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP.

(3)	Included within EBITDA for each of the periods indicated were the following charges (earnings) set forth below:

	For the Periods

	Post-Acquisition				Pre-Acquisition			Pre-Recapitalization

	Jan. 1,	Jan. 1,	Jan. 1,	Aug. 28,	Jan. 1,		Jan. 10,	Jan. 1,	Jan. 1,	Jan. 1,
	2006-	2005-	2005-	2004-	2004-		2003-	2003-	2002-	2001-
	Apr. 1,	Apr. 2,	Dec. 31,	Dec. 31,	Aug. 27,		Dec. 31,	Jan. 9,	Dec. 31,	Dec. 31,
	2006	2005	2005	2004	2004		2003	2003	2002	2001

	(Dollar amounts in millions)
Expenses and charges arising from the Acquisition and Recapitalization	$—	$—	$—	$—	$83.7	(a)	$—	$83.0	$6.6	$—
Loss from debt retirement	—	—	—	—	130.7		—	—	—	5.5
Loss (earnings) from discontinued operations	—	—	—	0.5	(67.4)		(12.1)	1.0	(18.3)	25.8
Stock-based compensation expense from continuing operations	0.1	0.1	0.3	0.1	3.3		2.0	—	0.7	—
Management fees with our equity sponsors	0.6	0.5	2.2	0.7	1.0		1.5	—	—	—

(a)	Includes $45.2 million of stock-based compensation expense.

(4)	EBITDA margin is calculated by dividing EBITDA by consolidated net sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors,” “Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.
      We are a leading diversified manufacturer of innovative, branded residential and commercial products, operating within three reporting segments:

•	the Residential Ventilation Products, or RVP, segment,

•	the Home Technology Products, or HTP, segment, and

•	the Air Conditioning and Heating Products, or HVAC, segment.
      Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential and commercial construction markets, the manufactured housing market and the do-it-yourself, or DIY, market.
      During 2005, we changed the composition of our reporting segments to reflect the Home Technology Products segment separately. In accordance with Statement of Financial Standards, or SFAS, No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we restated prior period segment disclosures to conform to the new composition.
      The Residential Ventilation Products segment manufactures and sells room and whole house ventilation products and other products primarily for the professional remodeling and replacement markets, the residential new construction market and the DIY market. The principal products sold by the segment include:

•	kitchen range hoods,

•	exhaust fans (such as bath fans and fan, heater and light combination units), and

•	indoor air quality products.
      The Home Technology Products segment manufactures and sells a broad array of products designed to provide convenience and security for residential and light commercial applications. The principal products sold by the segment are:

•	audio/ video distribution and control equipment,

•	speakers and subwoofers,

•	security and access control products,

•	power conditioners and surge protectors,

•	audio/ video wall mounts and fixtures, and

•	structured wiring.
      The Air Conditioning and Heating Products segment manufactures and sells heating, ventilating and air conditioning, or HVAC, systems for site-built residential and manufactured housing structures, custom-designed commercial applications and standard light commercial applications. The principal products sold by the segment are:

•	split system air conditioners and heat pumps,

•	furnaces and related equipment,

•	air handlers, and

•	large custom rooftop cooling and heating products.

The THL Transaction
      On July 15, 2004, THL Buildco Holdings, Inc., or THL Buildco Holdings and THL Buildco, Inc., or THL Buildco, newly formed corporations affiliated with Thomas H. Lee Partners, L.P., entered into a stock purchase agreement with the stockholders of Nortek Holdings, Inc., Nortek’s former parent company, or the former Nortek Holdings, including affiliates of Kelso & Company, L.P., or Kelso, and certain members of our management, pursuant to which THL Buildco agreed to purchase all the outstanding capital stock of the former Nortek Holdings. Prior to the completion of the acquisition and the related mergers described below, Nortek was a wholly-owned direct subsidiary of the former Nortek Holdings and THL Buildco was a wholly-owned direct subsidiary of THL Buildco Holdings.
      On August 27, 2004, THL Buildco purchased all of the outstanding capital stock of the former Nortek Holdings pursuant to the stock purchase agreement in a transaction valued at approximately $1,740,000,000, which we refer to as the “Acquisition.” Immediately upon the completion of the Acquisition, THL Buildco was merged with and into the former Nortek Holdings, with the former Nortek Holdings continuing as the surviving corporation. The former Nortek Holdings was then merged with and into Nortek, Inc., with Nortek, Inc. continuing as the surviving corporation and a wholly-owned subsidiary of THL Buildco Holdings. THL Buildco Holdings was then renamed Nortek Holdings, Inc. Nortek Holdings is wholly owned by NTK Holdings, which is wholly owned by THL-Nortek Investors, LLC, a Delaware limited liability company, or Investors LLC. In connection with the Acquisition, members of Nortek management reinvested a portion of their equity interest in the former Nortek Holdings for an equity interest in Investors LLC and interests in a deferred compensation plan established by Nortek Holdings. The Acquisition and the above events are collectively referred to herein as the “THL Transaction”.

NTK Holdings Formation
      NTK Holdings is a Delaware corporation that was formed to hold the capital stock of Nortek Holdings. NTK Holdings became the parent company of Nortek Holdings on February 10, 2005. Nortek Holdings is a wholly-owned subsidiary of NTK Holdings and Nortek is a wholly-owned subsidiary of Nortek Holdings.

Vesting of Incentive Interests, Liquidation of Investors LLC and Other Contemplated Events
      It is currently anticipated that, upon the consummation of this offering, the management committee of Investors LLC will agree to accelerate in full the vesting of all of the Class C units in Investors LLC. The Class C units are held by our executive officers and other members of management, and the consummation of this offering would not, without action of the management committee of Investors LLC, result in the vesting of all of the unvested Class C units. Assuming the full vesting of all of the Class C units upon consummation of this offering and based upon an offering price of $                     per share (the midpoint of the estimated price range shown on the cover of this prospectus), we anticipate recording a one-time, non-cash, after-tax compensation charge of approximately $                     million in the fiscal quarter in which the offering is consummated. Following the expiration or exercise of the underwriters’ over-allotment option, we anticipate that Investors LLC will be fully liquidated and all shares of our common stock held by Investors LLC immediately prior to such liquidation, together with all proceeds from any exercise of the underwriters’ over-allotment option, will be distributed pro rata to the holders of Class B units and Class C units in Investors LLC. See “Relationships and Transactions with Related Parties — Limited Liability Company Agreement of Investors LLC.”

      In addition, we anticipate recording non-recurring charges in connection with transactions related to our recent distribution under the 2004 Nortek Holdings, Inc. Deferred Compensation Plan, the offering and the use of proceeds we receive in the offering as follows: approximately $           million for the fee paid to THL in connection with the termination of our management agreement immediately following the offering, interest expense of approximately $           million to be recorded in the second quarter of 2006 related to the distributions to participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan, and redemption premiums paid and the write-off of deferred financing costs of approximately $           million in connection with the payment of indebtedness using proceeds of the offering. See “Use of Proceeds,” “Relationships and Related Parties — 2006 Dividend” and “Relationships and Related Parties — Transaction Fee; Management Agreement with Affiliate of Thomas H. Lee Partners, L.P.”

The Recapitalization
      On January 9, 2003, the former Nortek Holdings was acquired by certain affiliates of Kelso and certain members of Nortek, Inc.’s management in a transaction valued at approximately $1,600,000,000, including all of Nortek, Inc.’s indebtedness, which we refer to as the “Recapitalization.” As a result of the Recapitalization, the former Nortek Holdings shares of capital stock were no longer publicly traded.

Financial Statement Presentation
      Our audited consolidated financial statements included in this prospectus for periods prior to January 10, 2003, which we refer to as “Pre-Recapitalization,” reflect the financial position, results of operations and cash flows of Nortek, Inc. and its wholly-owned subsidiaries. The periods subsequent to January 9, 2003 and prior to August 28, 2004, which we refer to as “Pre-Acquisition,” reflect the financial position, results of operations and cash flows of the former Nortek Holdings, Inc. and all of its wholly-owned subsidiaries prior to the Acquisition. Subsequent to August 27, 2004 and prior to February 10, 2005, our audited consolidated financial statements included in this prospectus reflect the financial position, results of operations and cash flows of Nortek Holdings, Inc. and all of its wholly-owned subsidiaries, and the periods subsequent to February 9, 2005 reflect the financial position, results of operations and cash flows of NTK Holdings and its wholly-owned subsidiaries, which we refer to together as the “Post-Acquisition” periods.

Discontinued Operations
      On July 31, 2004, we sold the capital stock of our wholly-owned subsidiary, La Cornue SAS, or La Cornue. La Cornue was included in our Residential Ventilation Products segment.
      On February 12, 2004, our wholly-owned subsidiary, WDS, LLC, sold all of the capital stock of Ply Gem Industries, Inc., or Ply Gem. The results of operations of the operating subsidiaries of Ply Gem comprised our entire Window, Doors and Siding Products, or WDS, reporting segment and the corporate expenses of Ply Gem which were previously included in Unallocated in our segment reporting.
      The results of La Cornue and Ply Gem have been excluded from earnings from continuing operations and are classified separately as discontinued operations for all periods presented. Accordingly, for purposes of this presentation of Management’s Discussion and Analysis of Financial Condition and Results of Operations, all discussion relates to the results from continuing operations.

Acquisitions
      On April 14, 2006, through two newly formed subsidiaries of our HVAC segment, we acquired the assets and certain liabilities of Huntair and Cleanpak. Both Huntair and Cleanpak

are located near Portland, OR and manufacture, market and distribute custom air handlers and related products for commercial and clean room applications.
      On February 22, 2006, through our wholly-owned subsidiary, Linear LLC, or Linear, we acquired the assets and certain liabilities of Furman Sound, Inc., or Furman. Furman is located in Petaluma, CA and designs and sells audio and video signal processors, as well as, innovative power conditioning and distribution products.
      On January 25, 2006, we, through our wholly-owned subsidiary, Mammoth China Ltd., or Mammoth China, increased our ownership interests in Mammoth (Zhejiang) EG Air Conditioning Ltd., or MEG, and Shanghai Mammoth Air Conditioning Co., Ltd., or MSH, to 60%. The majority ownership transaction relating to MSH is still in the process of being finalized with the Chinese authorities. Prior to January 25, 2006, Mammoth China had a 40% minority interest in MEG and a 50% interest in MSH.
      On December 9, 2005, we, through Linear, acquired the stock of GTO, Inc., or GTO. GTO is located in Tallahassee, FL and designs, manufactures and sells automatic electric gate openers and access control devices to enhance the security and convenience of both residential and commercial property fences.
      On August 26, 2005, we, through our wholly-owned subsidiary, Elan Home Systems, LLC., or Elan, acquired the assets and certain liabilities of Sunfire Corporation, or Sunfire. Sunfire is located in Snohomish, WA and sells and designs home audio and home cinema amplifiers, receivers and subwoofers.
      On August 8, 2005, we, through our wholly-owned subsidiary, Nortek (UK) Limited, or Nortek UK, acquired the stock of Imerge Limited, or Imerge. Imerge is located in Cambridge, United Kingdom and designs, manufactures and sells hard disk media players and multi-room audio servers.
      On July 15, 2005, we, through Linear, acquired the assets and certain liabilities of Niles Audio Corporation, or Niles. Niles is located in Miami, FL and sells and designs products that provide customers with innovative solutions for whole-house distribution and integration of audio and video systems, including speakers, receivers, amplifiers, automation devices, controls and accessories.
      On June 13, 2005, we, through our wholly-owned subsidiary Nordyne Inc., or Nordyne, acquired the assets and certain liabilities of International Marketing Supply, Inc., or IMS. IMS is located in Miami, FL and sells heating, ventilation and air-conditioning equipment to customers in Latin America.
      On April 26, 2005, we, through Linear, acquired the stock of Panamax. Panamax is located in Petaluma, CA and sells and designs innovative power conditioning and surge protection products that prevent loss or damage of home and small business equipment due to power disturbances.
      On December 17, 2004, we, through Linear, acquired the assets and certain liabilities of M&S Systems, LP, or M&S. M&S is located in Dallas, TX and principally designs, manufactures and sells distributed audio and communication equipment and speakers.
      On March 9, 2004, we, through Linear, acquired the stock of OmniMount Systems, Inc., or OmniMount. OmniMount is located in Phoenix, AZ and sells and designs speaker and video mountings and other products to maximize the home theater experience.
      On December 15, 2003, we, through Linear, acquired the stock of Operator Specialty Company, Inc., or OSCO. OSCO is located in Casnovia, MI and manufactures and sells gate operators and access control devices.

      On July 11, 2003, we, through Linear, acquired the stock of SpeakerCraft, Inc., or SPC. SPC is located in Riverside, CA and manufactures and sells in-wall and in-ceiling speakers, amplifiers and subwoofers.
      On January 17, 2003, we, through Linear, acquired the ownership units of Elan. Elan is located in Lexington, KY and manufactures and sells home automation and audio video distribution equipment.
      These acquisitions have been accounted for under the purchase method of accounting and are included in our Home Technology Products segment, with the exception of IMS, Huntair, Cleanpak and Mammoth China, which are recorded in our Air Conditioning and Heating Products segment. Accordingly, the results of these acquisitions are included in our consolidated results since the date of their acquisition.
Critical Accounting Policies
      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. Certain of our accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We periodically evaluate the judgments and estimates used for our critical accounting policies to ensure that such judgments and estimates are reasonable for our interim and year-end reporting requirements. These judgments and estimates are based on our historical experience, current trends and other information available, as appropriate. If different conditions result from those assumptions used in our judgments, the results could be materially different from our estimates. Our critical accounting policies include:

Revenue Recognition and Related Expenses
      We recognize sales based upon shipment of products to our customers and have procedures in place at each of our subsidiaries to ensure that an accurate cut-off is obtained for each reporting period.
      Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sales based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed to with our various customers, which are typically earned by the customer over an annual period. We record periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period and the contractual provisions of the customer agreements. For calendar year customer agreements, we are able to adjust our periodic estimates to actual amounts as of December 31 each year based upon the contractual provisions of the customer agreements. For those customers who have agreements that are not on a calendar year cycle, we record estimates at December 31 consistent with the above described methodology. As a result, at the end of any given reporting period, the amounts recorded for these allowances are based upon estimates of the likely outcome of future sales with the applicable customers and may require adjustment in the future if the actual outcome differs. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to the actual amounts.
      Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. We generally estimate customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return while also factoring in any new business conditions that might impact the historical analysis such as new product introduction. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to the actual amounts.
      Provisions for the estimated costs for future product warranty claims and bad debts are recorded in cost of sales and selling, general and administrative expense, respectively, at the time a sale is recorded. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that might impact the historical analysis such as new product introduction for warranty and bankruptcies of particular customers for bad debts. We also periodically evaluate the adequacy of our reserves for warranty and bad debts recorded in our consolidated balance sheet as a further test to ensure the adequacy of the recorded provisions. Warranty claims can extend far into the future and bad debt analysis often involves subjective analysis of a particular customer’s ability to pay. As a result, significant judgment is required by us in determining the appropriate amounts to record and such judgments may prove to be incorrect in the future. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to the actual amounts.

Inventory Valuation
      We value inventories at the lower of the cost or market with approximately 50% of our inventory as of December 31, 2005 valued using the last-in, first-out, or LIFO, method and the remainder valued using the first-in, first-out, or FIFO, method. In connection with both LIFO and FIFO inventories, we will record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to the actual amounts.

Prepaid Income Tax Assets and Deferred Tax Liabilities
      We account for income taxes using the liability method in accordance with SFAS No. 109 “Accounting for Income Taxes,” or SFAS No. 109, which requires that the deferred tax consequences of temporary differences between the amounts recorded in our consolidated financial statements and the amounts included in our federal, state and foreign income tax returns to be recognized in the balance sheet. As we generally do not file our income tax returns until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual tax returns are filed for that fiscal year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that we and our subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realizable in the future. We require each of our subsidiaries to submit year-end tax information packages as part of the year-end financial statement closing process so that the information used to estimate the deferred tax accounts at December 31 is reasonably consistent with the amounts expected to be included in the filed tax returns. SFAS No. 109 requires balance sheet classification of current and long-term deferred income tax assets and liabilities based upon the classification of the underlying asset or liability that gives rise to a temporary difference. As such, we have historically had prepaid income tax assets due principally to the unfavorable tax consequences of recording expenses for required book reserves for such things as, among others, bad debts inventory valuation, insurance, product liability and warranty that cannot be deducted for income tax purposes until such expenses are actually paid. We believe that the amounts recorded as prepaid income tax assets will be recoverable through future taxable income generated by us, although there can be no assurance that all recognized prepaid income tax assets will be fully recovered. We believe the procedures and estimates used in our accounting for income taxes are reasonable and in accordance with established tax law. The income tax estimates used have historically not resulted in material adjustments to income tax expense in subsequent periods when the estimates are adjusted to the actual filed tax return amounts, although there may be reclassifications between the current and long-term portion of the deferred tax accounts.

Goodwill and Other Long-Lived Assets
      We account for acquired goodwill and intangible assets in accordance with SFAS No. 141, “Business Combinations,” or SFAS No. 141, which involves judgment with respect to the determination of the purchase price and the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill. We believe that the estimates that we have used to record our acquisitions are reasonable and in accordance with SFAS No. 141.
      We account for acquired goodwill and goodwill impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142, which requires considerable judgment in the valuation of acquired goodwill and the ongoing evaluation of goodwill impairment. We primarily utilize a discounted cash flow approach in order to value our reporting units required to be tested for impairment by SFAS No. 142, which requires that we forecast future cash flows of the reporting units and discount the cash flow stream based upon a weighted average cost of capital that is derived from comparable companies within similar industries. The discounted cash flow calculations also include a terminal value calculation that is based upon an expected long-term growth rate for the applicable reporting unit. We believe that our procedures for applying the discounted cash flow methodology, including the estimates of future cash flows, the weighted average cost of capital and the long-term growth rate, are reasonable and consistent with market conditions at the time of the valuation. We have evaluated the carrying value of segment goodwill and determined that no impairment existed at either the date of the Acquisition or our annual evaluation date of October 1, 2005. Accordingly, no adjustments were required to be recorded in our consolidated financial statements.
      We perform an evaluation for the impairment of long-lived assets, other than goodwill, based on expectations of non-discounted future cash flows compared to the carrying value of the subsidiary in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Our cash flow estimates are based upon historical cash flows, as well as future projected cash flows received from subsidiary management in connection with the annual company-wide planning process, and include a terminal valuation for the applicable subsidiary based upon a multiple of EBITDA. We estimate the EBITDA multiple by reviewing comparable company information and other industry data. We believe that our procedures for estimating gross futures cash flows, including the terminal valuation, are reasonable and consistent with current market conditions. We historically have not had any material impairment adjustments.

Pensions and Post Retirement Health Benefits
      Our accounting for pensions, including supplemental executive retirement plans, and post retirement health benefit liabilities requires the estimating of such items as the long-term average return on plan assets, the discount rate, the rate of compensation increase and the assumed medical cost inflation rate. These estimates require a significant amount of judgment as items such as stock market fluctuations, changes in interest rates, plan amendments and curtailments can have a significant impact on the assumptions used and therefore on the ultimate final actuarial determinations for a particular year. We believe the procedures and estimates used in our accounting for pensions and post retirement health benefits are reasonable and consistent with acceptable actuarial practices in accordance with GAAP.

Insurance Liabilities
      We record insurance liabilities and related expenses for health, workers compensation, product and general liability losses and other insurance reserves and expenses in accordance with either the contractual terms of our policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent they are expected to be paid in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not report claims as of the reporting date. We consider historical trends when determining the appropriate insurance reserves to record in the consolidated balance sheet. In certain cases where partial insurance coverage exists, we must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to us. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimated amounts are adjusted to the actual insurance claims paid.

Contingencies
      We are subject to contingencies, including legal proceedings and claims arising out of our business that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, worker compensations claims, product liability, warranty and modification, adjustment or replacement of component parts of units sold, which may include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned.
      We provide accruals for direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued have been estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes.
      While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, we believe that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operations of us. It is possible, however, that future results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies or changes out of our control.
Overview
      We are a leading diversified manufacturer of innovative, branded residential and commercial products, operating within three reporting segments: the Residential Ventilation Products, or RVP, segment, the Home Technology Products, or HTP, segment, and the Air Conditioning and Heating Products, or HVAC, segment. Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential and commercial construction markets, the manufactured housing market and the do-it-yourself, or DIY, market. For the year ended December 31, 2005, RVP accounted for approximately 41% of consolidated net sales and 47% of operating earnings before unallocated expense, HTP accounted for approximately 18% of consolidated net sales and 27% of operating earnings before unallocated expense and HVAC accounted for approximately 41% of consolidated net sales and 26% of operating earnings before unallocated expense. For the three months ended April 1, 2006, RVP accounted for approxi-

mately 40% of consolidated net sales and 51% of operating earnings before unallocated expense, HTP accounted for approximately 20% of consolidated net sales and 24% of operating earnings before unallocated expense, and HVAC accounted for approximately 40% of consolidated net sales and 25% of operating earnings before unallocated expense. A little more than half of our business is believed to be used in the remodeling and replacement markets and the balance serves the new construction market. The level of business activity in the manufactured housing and commercial construction industries has been weak over the past several years, which has had an adverse effect on our business, particularly for our HVAC segment. The levels of remodeling and replacement activity and new construction activity in the site-built residential market has been strong over the past several years and has contributed positively to our operating performance.
      Key industry activity affecting our businesses in the United States for the past three years and for the three months ended April 1, 2006 was as follows:

	% Increase (Decrease)

		Three Months
	Source of	Ended
	Data	April 1, 2006	2005	2004	2003

Residential construction spending	1	9%	11%	18%	13%
Total housing starts	1	3%	6%	6%	8%
New home sales	1	(8)%	7%	11%	12%
Residential improvement spending	1	*	8%	12%	3%
Air conditioning and heat pump shipments	2	19%	16%	9%	1%
Manufactured housing shipments	1	9%	12%	—	(22)%
Non-residential private construction spending	1	11%	5%	4%	(5)%

*	Not available.
      Source of data:

(1) U.S. Census Bureau

(2) Air Conditioning and Refrigeration Institute

Based on data accumulated by the Air Conditioning and Refrigeration Institute, industry wide inventory on hand (in units) as of December 31, 2005 was estimated to be up approximately 10% for distributors and approximately 32% for manufacturers. Compared to 2005, industry wide inventory on hand (in units) as of March 31, 2006 was estimated to be up approximately 9% for distributors and down approximately 19% for manufacturers.
      Our manufactured housing business for the first quarter of 2006 and for the year 2005 was approximately 6% and 7%, respectively, of consolidated net sales versus approximately 13% in the year 2000. Our HVAC business serving the commercial construction market was approximately 13% and 14% of consolidated net sales for the first quarter of 2006 and the year 2005, respectively, versus approximately 17% of consolidated net sales in 2004. A large portion of our manufacturing activity and customers are located in the United States although we do have manufacturing activity and sell product to customers in Canada, Europe and China, among other countries. Our foreign sales in the first quarter of 2006 and in the year 2005 were approximately 19% and 18%, respectively, of consolidated net sales. In 2005, approximately 15% of consolidated net sales are through retail distribution and approximately 51% is to distributors and wholesalers and similar channels of distribution.
      Principal RVP products include kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products where we have large market shares in North America. Principal HTP products include audio/ video distribution and control equipment, speakers and subwoofers and security and access control products. Principal HVAC products include split system air conditioners and heat pumps, furnaces, air handlers and large custom roof top cooling and heating products. We have leading market shares in HVAC products in both the manufactured housing and custom and semi-custom commercial markets that we serve. Across our segments we have employed a strategy of using well-recognized brand names (both owned and licensed) and have introduced new products and made selected acquisitions to improve growth and profitability. In both the manufactured housing and commercial HVAC products markets, we have maintained our market shares.
      In late 2003 through 2004, our HVAC business serving the residential markets undertook a significant facilities rationalization and restructuring. This project included the start-up of a new 368,000 square foot manufacturing facility in Dyersburg, TN, closure of a 214,000 square foot manufacturing facility in St. Louis, MO and expansion of two other locations, as well as significant changes in distribution and warehouse facilities. The relocation of production lines to Dyersburg, TN and other changes in production, as well as, the ramp up of production and training of new workforces, resulted in unfavorable charges (including severance and production inefficiencies) to operating results of approximately $10,200,000 in 2004 in the HVAC segment. During 2005, we saw a return to expected production levels.
      In 2006, we expect the manufactured housing and commercial construction markets to remain weak, residential new construction to decline moderately and remodeling and replacement activity to continue to grow moderately. We also expect to pursue our brand strategy for residential site-built HVAC products with a view to gaining market share. In HTP in 2006, we will continue the integration of our recent acquisitions in this segment, which we expect will contribute to the profitability of this segment. In 2006 we plan to achieve further cost reductions in raw material and purchased components in all our businesses through our strategic sourcing initiatives. During 2003, 2004, 2005, and the first quarter of 2006 we experienced significant increases in the price we pay for steel, copper, aluminum and steel fabricated parts. We also buy some component parts from suppliers that use steel, copper and aluminum in their manufacturing process. While we have had some success in raising prices to our customers for some products (including a January 2005 price increase on certain HVAC product for residential site-built markets) as a result of higher material costs, there is no assurance that we will be able to offset all material cost increases in 2006. We also rely on our strategic sourcing initiatives to mitigate the effect of higher material costs. Material cost as a percentage of net sales has been fairly stable reflecting higher material costs, partially offset from price increases and benefits realized from our strategic sourcing initiatives, and was approximately 43.7% in 2003, 44.4% in 2004, 44.5% in 2005 and 43.8% in the first quarter of 2006.
      During the past three years, the following have been our major purchases (on a consolidated basis), expressed as a percentage of consolidated net sales, of raw materials and purchased components:

	For the Year Ended
	December 31,

	2005	2004	2003

Steel	6.5%	7.0%	5.4%
Motors	4.9%	6.2%	6.5%
Compressors	4.8%	4.4%	4.5%
Copper	2.4%	1.8%	1.2%
Packaging	1.5%	1.0%	1.0%
Aluminum	0.9%	0.9%	0.9%
      In the following discussion of the results of operations for the first quarter of 2006 as compared to the first quarter of 2005, the year 2005 as compared to the year 2004, and the year

2004 as compared to the year 2003, we will discuss the significance of a number of factors that affected our operations including, among others, the following:

•	the effect of acquisitions in the HTP segment,

•	the softness in commercial HVAC markets,

•	the effect of changes in foreign exchange rates,

•	the effect of the increase in the minimum seasonal energy rating for residential air conditioners, and

•	the effect of the Acquisition and Recapitalization.
      In 2005, we spent approximately $33,700,000 on capital expenditures and, in the first quarter of 2006 we spent approximately $12,100,000 on capital expenditures. In 2006, we expect to spend $45,000,000 on capital expenditures and expect to finance a portion (particularly foreign investments) with borrowings by our foreign subsidiaries. A portion of these capital expenditures together with cash investments in foreign subsidiaries in 2005 and 2006 should allow our businesses to expand their manufacturing capacity, manufacture products at lower costs and broaden our markets served. Among other expenditures, our RVP segment acquired an approximate 198,000 square foot manufacturing facility in Chenjian, Huizhou, The Peoples Republic of China, PRC, in late 2005 and began the construction of a 150,000 square foot manufacturing facility in Gliwice, Poland which is expected to be completed in late 2006. In 2005, our HTP segment expanded our Shenzhen PRC manufacturing facilities from 72,000 square feet to 142,000 square feet of leased space to support future growth. In January 2006, our HVAC business (for commercial products) made a further investment in Anji PRC operations and has acquired and relocated our operations into a 202,000 square foot manufacturing facility in the second half of 2006.

Results of Operations
Three months ended April 1, 2006 compared to the three months ended April 2, 2005
      The tables that follow present the unaudited net sales, operating earnings and depreciation and amortization expense for our reporting segments for the three months ended April 1, 2006 and April 2, 2005, the dollar amount and percentage change of such results as compared to the prior comparable period and the percentage to net sales of operating earnings and depreciation and amortization expense for the three months ended April 1, 2006 and April 2, 2005:

	For the First Quarter Ended		Net Change

	April 1, 2006	April 2, 2005	$	%

	(Dollar amounts in thousands)
Net sales:
Residential ventilation products	$211,663	$197,133	$14,530	7.4%
Home technology products	107,504	63,891	43,613	68.3
Air conditioning and heating products	215,375	173,094	42,281	24.4

Consolidated net sales	$534,542	$434,118	$100,424	23.1%

Operating earnings:
Residential ventilation products	$36,056	$26,853	$9,203	34.3%
Home technology products	17,307	10,840	6,467	59.7
Air conditioning and heating products	17,933	7,339	10,594	*

Subtotal	71,296	45,032	26,264	58.3
Unallocated:
Stock-based compensation charges	(100)	(100)	—	—
Foreign exchange gain (loss) on intercompany debt	100	(100)	200	*
Gain on legal settlement	—	1,400	(1,400)	(100.0)
Unallocated, net	(6,780)	(5,494)	(1,286)	(23.4)

Consolidated operating earnings	$64,516	$40,738	$23,778	58.4%

Depreciation and amortization expense:
Residential ventilation products	$4,687	$4,874	$(187)	(3.8)%
Home technology products	2,994	2,390	604	25.3
Air conditioning and heating products	4,272	4,001	271	6.8
Unallocated	297	350	(53)	(15.1)

	$12,250	$11,615	$635	5.5%

Operating earnings margin:
Residential ventilation products	17.0%	13.6%
Home technology products	16.1	17.0
Air conditioning and heating products	8.3	4.2
Consolidated	12.1%	9.4%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products	2.2%	2.5%
Home technology products	2.8	3.7
Air conditioning and heating products	2.0	2.3
Consolidated	2.3%	2.7%

*	Not meaningful

      The tables that follow set forth, for the periods presented, (a) certain unaudited consolidated operating results, (b) the change in the amount and the percentage change of such results as compared to the prior comparable period, (c) the percentage which such results bear to net sales and (d) the change of such percentages as compared to the prior comparable period as it relates to net earnings. The results of operations for the first three months ended April 1, 2006 are not necessarily indicative of the results of operations to be expected for any other interim period or the full year.

			Change in Earnings in
			the First Quarter 2006
			as compared to the
	For the First Quarter Ended		First Quarter 2005

	April 1, 2006	April 2, 2005	$	%

	(Dollar amounts in millions)
Net sales	$534.5	$434.1	$100.4	23.1%
Cost of products sold	370.5	309.5	(61.0)	(19.7)
Selling, general and administrative expenses, net	95.3	79.6	(15.7)	(19.7)
Amortization of intangible assets	4.2	4.3	0.1	2.3

Operating earnings	64.5	40.7	23.8	58.4
Interest expense	(36.1)	(37.2)	1.1	3.0
Investment income	0.7	0.5	0.2	40.0

Earnings before provision for income taxes	29.1	4.0	25.1	*
Provision for income taxes	11.3	1.7	(9.6)	*

Net earnings	$17.8	$2.3	$15.5	* %

	Percentage of Net Sales		Change in Percentage for
	First Quarter Ended		the First Quarter 2006 as
			compared to the First
	April 1, 2006	April 2, 2005	Quarter 2005

Net sales	100.0%	100.0%	—%
Cost of products sold	69.3	71.3	2.0
Selling, general and administrative expenses, net	17.8	18.3	0.5
Amortization of intangible assets	0.8	1.0	0.2

Operating earnings	12.1	9.4	2.7
Interest expense	(6.8)	(8.6)	1.8
Investment income	0.1	0.1	—

Earnings before provision for income taxes	5.4	0.9	4.5
Provision for income taxes	2.1	0.4	(1.7)

Net earnings	3.3%	0.5%	2.8%

*	Not meaningful
      Our reporting segments have a significant number of different products across a wide range of price points and numerous distribution channels that do not always allow meaningful quantitative analysis to be performed with respect to the effect on net sales of changes in units sold or the price per unit sold. However, whenever the underlying causes of material increases or decreases in consolidated net sales can be adequately analyzed and quantified, we attempt to make appropriate disclosure of such reasons, including changes in price, volume and the mix of products sold.

      Net Sales. Consolidated net sales increased approximately $100,400,000 or 23.1% for the first quarter of 2006 as compared to the first quarter of 2005 as discussed further in the following paragraphs.
      In the RVP segment, net sales increased approximately $14,500,000 or 7.4% for the first quarter of 2006 as compared to the first quarter of 2005. Net sales in the RVP segment for the first quarter of 2006 reflect a decrease of approximately $1,500,000 attributable to the effect of changes in foreign currency exchange rates.
      The increase in net sales in the RVP segment for the first quarter of 2006 as compared to the first quarter of 2005 was primarily due to higher average unit sales prices and sales volume of range hoods and bathroom exhaust fans, including, in part, from the sale of new products with higher price points. Range hoods and bathroom exhaust fans are the largest product category sold in the RVP segment, accounting for approximately 85.4% of total segment net sales in the first quarter of 2006. Sales of range hoods and bathroom exhaust fans increased approximately 8.2% in the first quarter of 2006 over the first quarter of 2005.
      In the HTP segment, net sales increased approximately $43,600,000 or 68.3% for the first quarter of 2006 as compared to the first quarter of 2005. The increase in net sales in the HTP segment for the first quarter of 2006 includes approximately $26,300,000 attributable to acquisitions and the balance of the increase is predominately due to increased sales volume of audio and video distribution equipment, speakers and access control devices.
      In the HVAC segment, net sales increased approximately $42,300,000 or 24.4% for the first quarter of 2006 as compared to the first quarter of 2005. Net sales in the HVAC segment for the first quarter of 2006 include (1) a decrease of approximately $300,000 attributable to the effect of changes in foreign currency exchange rates and (2) an increase of $5,200,000 attributable to acquisitions. Net sales in the HVAC segment for HVAC products sold to residential site-built customers constituted the largest category of product sold to a particular group of customers within the HVAC segment. Sales of products to residential site-built customers increased approximately 48.6% over the first quarter of 2005. The increase in net sales in the HVAC segment for the first quarter of 2006 as compared to the first quarter of 2005 was due principally to increased sales volume and higher average sales prices of products with a seasonal energy efficiency ratio, or SEER, lower than 13 SEER sold to residential site-built and manufactured housing customers, favorable weather conditions and to a lesser extent, from increased sales of 13 SEER products. The increased sales volume of products with a rating lower than 13 SEER was partially driven by the change in the SEER for residential central air conditioners to 13 SEER on January 23, 2006. Our net sales to customers serving the manufactured housing markets, principally consisting of air conditioners and furnaces, constituted approximately 6.4% and 6.3% of our consolidated net sales for the first quarters of 2006 and 2005, respectively. Sales of our commercial HVAC products, before considering the effect of foreign exchange, were down in the first quarter of 2006 as compared to the same period in 2005 principally at our United Kingdom subsidiary, Eaton Williams.
      Cost of Products Sold. Consolidated cost of products sold was approximately $370,500,000 for the first quarter of 2006 as compared to approximately $309,500,000 for the first quarter of 2005. Cost of products sold, as a percentage of net sales, decreased from approximately 71.3% in the first quarter of 2005 to approximately 69.3% for the first quarter of 2006, primarily as a result of the factors that follow.
      Overall, consolidated material costs were approximately 43.8% and 45.0% of net sales for the first quarters of 2006 and 2005, respectively. Although we continued to experience higher material costs related primarily to purchases of steel, copper and aluminum, as well as increased transportation and energy costs, these cost increases were offset by continued strategic sourcing initiatives and improvements in manufacturing efficiency, as well as sales price increases.

      As noted in the previous paragraph, during the first quarter of 2006, we experienced an increase in freight costs due primarily to increased sales volume and rising energy prices. This increase was partially offset by favorable shipping rates for lower cost “full truckload” shipments and higher dollars per shipment based on the increased volumes, as well as cost reduction measures, thereby reducing the overall effect on cost of goods sold as a percentage of net sales.
      Overall, changes in the cost of products sold as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices, material costs and changes in productivity levels.
      In the RVP segment, cost of products sold for the first quarter of 2006 was approximately $144,600,000, or 68.3% as a percentage of the RVP segment’s net sales, as compared to approximately $136,600,000, or 69.3% as a percentage of the RVP segment’s net sales, in the first quarter of 2005. The decrease in the percentage of cost of products sold to net sales for the first quarter of 2006 over the first quarter of 2005 reflects the effect of higher average unit sales prices without a proportionate increase in costs. Cost of products sold in the RVP segment for the first quarter of 2006 includes a decrease of approximately $1,400,000 related to the effect of changes in foreign currency exchange rates.
      In the HTP segment, cost of products sold for the first quarter of 2006 was approximately $56,700,000, or 52.7% as a percentage of the HTP segment’s net sales, as compared to approximately $33,600,000, or 52.6% as a percentage of the HTP segment’s net sales, in the first quarter of 2005. The increase in the percentage of cost of products sold to net sales for the first quarter of 2006 over the first quarter of 2005 reflects higher material costs of acquired businesses as compared to the businesses in the HTP segment prior to the acquisitions. Cost of products sold in the HTP segment for the first quarter of 2006 reflects approximately $15,100,000 of cost of products sold contributed from acquisitions, including a non-cash charge of approximately $100,000 related to the amortization of purchase price allocated to inventory. Cost of products sold in the HTP segment for first quarter of 2005 includes (1) a non-cash charge of approximately $300,000 related to the amortization of purchase price allocated to inventory as a result of the Acquisition and (2) a non-cash charge of approximately $100,000 related to the amortization of purchase price allocated to inventory as a result of an acquisition.
      In the HVAC segment, cost of products sold for the first quarter of 2006 was approximately $169,200,000, or 78.6% as a percentage of the HVAC segment’s net sales, as compared to approximately $139,300,000, or 80.5% as a percentage of the HVAC segment’s net sales, for the first quarter of 2005. The decrease in the percentage of cost of products sold to net sales for the first quarter of 2006 over the first quarter of 2005 reflects the effect of increased average unit sales prices, partially offset by higher material costs. Cost of products sold in the HVAC segment in the first quarter of 2006 includes (1) a decrease of approximately $300,000 related to the effect of changes in foreign currency exchange rates and (2) an increase of approximately $4,100,000 attributable to an acquisition in the HVAC segment.
      Selling, General and Administrative Expense. Consolidated selling, general and administrative expense, or SG&A, was approximately $95,300,000 for the first quarter of 2006 as compared to approximately $79,600,000 for the first quarter of 2005. SG&A as a percentage of net sales decreased from approximately 18.3% for the first quarter of 2005 to approximately 17.8% for the first quarter of 2006.
      SG&A for the first quarter of 2006 includes (1) approximately $11,500,000 from acquisitions in the HTP segment and the HVAC segment, (2) a decrease of approximately $1,700,000 of displays expense in the RVP segment, (3) an increase in net sales in the Air Conditioning and Heating Products segment without a proportionate increase in expense, (4) a decrease of approximately $200,000, all of which is included in the HVAC segment, related to the effect of changes in foreign currency exchange rates, (5) a non-cash foreign exchange gain of approximately $100,000, all of which is included in Unallocated, related to intercompany debt not indefinitely invested in our subsidiaries and (6) approximately $100,000 of stock-based compensation expense, all of which is recorded in Unallocated.
      SG&A for the first quarter of 2005 includes (1) approximately $100,000 of stock-based compensation expense, all of which is recorded in Unallocated, (2) a non-cash foreign exchange loss of approximately $500,000, of which approximately $400,000 is recorded in the RVP segment, related to intercompany debt not indefinitely invested in our subsidiaries and (3) a gain of approximately $1,400,000, all of which is recorded in Unallocated, from the settlement of certain obligations of former subsidiaries.
      Amortization of Intangible Assets. Amortization of intangible assets, as a percentage of net sales, decreased from approximately 1.0% in the first quarter of 2005 to approximately 0.8% in the first quarter of 2006. This decrease is principally a result of utilizing accelerated amortization methods, partially offset by increased amortization of intangible assets in the HTP segment as compared to the same period in 2005 arising primarily from acquisitions in 2005 and the first quarter of 2006.
      Depreciation Expense. Depreciation expense increased approximately $1,100,000 from approximately $6,800,000 for the first quarter of 2005 to approximately $7,900,000 for the first quarter of 2006. This increase is primarily attributable to the impact of capital expenditures, as well as acquisitions (which represented approximately $400,000 of the increase).
      Operating Earnings. Consolidated operating earnings improved by approximately $23,800,000 from approximately $40,700,000, or 9.4% as a percentage of net sales, for the first quarter of 2005 to approximately $64,500,000, or 12.1% as a percentage of net sales, for the first quarter of 2006 as a result of the factors discussed above and that follow.
      Operating earnings of the RVP segment for the first quarter of 2006 were approximately $36,100,000 as compared to approximately $26,900,000 for the first quarter of 2005. Operating earnings in the RVP segment for the first quarter of 2006 improved over the same period in 2005 primarily as a result of higher average unit sales prices and volume of range hoods and bathroom exhaust fans, partially offset by higher material costs. Operating earnings of the RVP segment for the first quarter of 2006 as compared to the first quarter of 2005 reflects (1) a decrease of approximately $1,700,000 of displays expense, (2) a decrease in earnings of approximately $100,000 from the effect of foreign currency exchange rates and (3) approximately $200,000 of increased depreciation expense of property and equipment and approximately $400,000 of decreased amortization of intangible assets. Operating earnings of the RVP segment for the first quarter of 2005 reflects a non-cash foreign exchange loss of approximately $400,000 related to intercompany debt not indefinitely invested in our subsidiaries.
      Operating earnings of the HTP segment for the first quarter of 2006 was approximately $17,300,000 as compared to approximately $10,800,000 for the first quarter of 2005. The increase in operating earnings in the HTP segment in the first quarter of 2006 over the same period in 2005 is primarily as a result of increased net sales volume of audio and video distribution equipment, speakers and access control devices. Operating earnings of the HTP segment for the first quarter of 2006 reflects (1) approximately $700,000 of operating earnings contributed by acquisitions, (2) approximately $400,000 of increased depreciation expense of property and equipment and approximately $500,000 of increased amortization of intangible assets, primarily attributable to acquisitions, which is included in the impact of acquisitions noted above and (3) a non-cash charge of approximately $100,000, all of which is included in the impact of acquisitions noted above, related to the amortization of purchase price allocated to inventory. Operating earnings of the Home Technology Products segment for the first quarter of 2005 reflects (1) a non-cash charge of approximately $300,000 related to the amortization of purchase price allocated to inventory as a result of the Acquisition and (2) a non-cash charge of approximately $100,000 related to the amortization of purchase price allocated to inventory as a result of an acquisition.
      Operating earnings of the HVAC segment were approximately $17,900,000 for the first quarter of 2006 as compared to approximately $7,300,000 for the first quarter of 2005. Operating earnings in the HVAC segment for the first quarter of 2006 improved over the same period in 2005 as a result of increased sales volume of products with a rating lower than 13 SEER sold to residential site-built and manufactured housing customers, favorable weather conditions and to a lesser extent, from increased sales of 13 SEER products. The increased sales volume of products with a rating lower than 13 SEER was partially driven by the change in the minimum SEER rating to 13 SEER on January 23, 2006, improved manufacturing efficiencies, as well as increased average unit sales prices related to 13 SEER products sold, partially offset by higher material costs within the entire HVAC segment. Operating earnings of the HVAC segment for the first quarter of 2006 reflects (1) an increase in earnings of approximately $200,000 from the effect of foreign currency exchange rates and (2) approximately $500,000 of increased depreciation expense of property and equipment attributable primarily to capital expenditures and approximately $200,000 of decreased amortization of intangible assets.
      The operating expense in Unallocated was approximately $6,800,000 for the first quarter of 2006 as compared to approximately $4,300,000 for the first quarter of 2005. The increase in operating expense for the first quarter of 2006 as compared to the same period of 2005 in Unallocated is primarily due to the items noted below. Operating expense in Unallocated for the first quarter of 2006 reflects (1) approximately $100,000 of stock-based compensation charges and (2) a non-cash foreign exchange gain of approximately $100,000 related to intercompany debt not indefinitely invested in our subsidiaries. Operating expense in Unallocated for the first quarter of 2005 reflects (1) approximately $100,000 of stock-based compensation charges, (2) a non-cash foreign exchange loss of approximately $100,000 related to intercompany debt not indefinitely invested in our subsidiaries and (3) a gain of approximately $1,400,000 from the settlement of certain obligations.
      Operating earnings of foreign operations, consisting primarily of the results of operations of our Canadian and European subsidiaries, were approximately 11.1% and 7.0% of operating earnings (before unallocated and corporate expenses) for the first quarters of 2006 and 2005, respectively. Sales and earnings derived from international markets are subject to, among others, the risks of currency fluctuations.
      Interest Expense. Interest expense decreased approximately $1,100,000 or approximately 3.0% during the first quarter of 2006 as compared to the first quarter of 2005. During the first quarter of 2006, we experienced increases in interest expense related to (1) approximately $3,700,000 from increased interest rates related primarily to Nortek’s senior secured credit facility and (2) approximately $3,800,000 of interest expense related to the accretion of NTK Holdings’ 10 3/4 % senior discount notes, due primarily to such notes being outstanding for the full quarter in 2006 versus approximately half the quarter in 2005. Interest expense in the first quarter of 2005 included approximately $8,600,000 of additional expense associated with the amortization of the 2004 Nortek Holdings, Inc. Deferred Compensation Plan.
      Investment Income. Investment income was approximately $700,000 and $500,000 for the first quarter of 2006 and 2005, respectively.
      Provision for Income Taxes. The provision for income taxes was approximately $11,300,000 for the first quarter of 2006 as compared to approximately $1,700,000 for the first quarter of 2005. The income tax rates in both the first quarter of 2006 and 2005 differed from the United States Federal statutory rate of 35% principally as a result of the effect of non-deductible expenses, foreign income tax on foreign source income and state income tax provisions.

      EBITDA. We use EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to the Liquidity and Capital Resources section for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.
      EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under GAAP and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. We use a significant amount of capital assets and depreciation and amortization expense is a necessary element of our costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. We have a significant amount of debt and interest expense is a necessary element of our costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. We generally incur significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of our costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net earnings (loss) for a more complete analysis of our profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, our definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of our operating results as reported under GAAP.
      Our management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of our operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, we use EBITDA as an operating performance measure in financial presentations to our Board of Directors, shareholders, various banks participating in Nortek’s senior secured credit facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of our performance. We are also active in mergers, acquisitions and divestitures and use EBITDA as an additional operating performance measure to assess our, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of our, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. We use EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance.
      We believe EBITDA is useful for both us and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. We believe that EBITDA is specifically relevant to us, due to the different degrees of leverage among our competitors, the impact of purchase accounting associated with acquisitions, which impacts comparability with our competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of our competitors. We have included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this Results of Operations section for a complete evaluation of our operating performance.
      The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the first quarters of 2006 and 2005:

	For the First Quarter Ended

	April 1, 2006	April 2, 2005

	(Dollar amounts in
	thousands)
Net earnings(1)	$17,800	$2,300
Provision for income taxes	11,300	1,700
Interest expense(2)	36,124	37,184
Investment income	(708)	(446)
Depreciation expense	7,923	6,851
Amortization expense	4,327	4,764

EBITDA	$76,766	$52,353

(1)	EBITDA includes approximately $100,000 of stock based compensation charges recorded in each of the first quarters of 2006 and 2005, respectively.

(2)	Interest expense for the first quarter of 2006 includes cash interest of approximately $27,419,000 and non-cash interest of approximately $8,705,000. Interest expense for the first quarter of 2005 includes cash interest of approximately $31,120,000 (including approximately $8,600,000 relating to the amortization of the 2004 Nortek Holdings, Inc. Deferred Compensation Plan) and non-cash interest of approximately $6,064,000.

Years ended December 31, 2005, 2004 and 2003
      The year ended December 31, 2005 has been compared to the combined year ended December 31, 2004 Pre-Acquisition and Post-Acquisition periods, and the combined year ended December 31, 2004 Pre-Acquisition and Post-Acquisition periods have been compared to the combined year ended December 31, 2003 Pre-Recapitalization and Pre-Acquisition periods, for purposes of management’s discussion and analysis of the results of operations. Any references below to the years ended 2004 and 2003 shall refer to the combined periods.

      The table below presents the combined year ended December 31, 2004 Pre-Acquisition and Post-Acquisition periods for purposes of management’s discussion and analysis of the results of operations.

	Pre-Acquisition	Post-Acquisition	Combined

	Jan. 1, 2004-	Aug. 28, 2004-	Year Ended
	Aug. 27, 2004	Dec. 31, 2004	Dec. 31, 2004

	(Dollar amounts in millions)
Net sales:
Residential ventilation products	$496.9	$268.5	$765.4
Home technology products	127.0	80.5	207.5
Air conditioning and heating products	494.0	212.0	706.0

Consolidated net sales	$1,117.9	$561.0	$1,678.9

Operating earnings (loss):
Residential ventilation products	$79.9	$39.7	$119.6
Home technology products	22.9	12.9	35.8
Air conditioning and heating products	25.5	(2.6)	22.9

Subtotal	128.3	50.0	178.3
Unallocated:
Expenses and charges arising from the Acquisition	(38.5)	—	(38.5)
Stock-based compensation charges	(36.4)	(0.1)	(36.5)
Foreign exchange (loss) gain on intercompany debt	(0.2)	0.1	(0.1)
Unallocated, net	(20.6)	(7.9)	(28.5)

Consolidated operating earnings	$32.6	$42.1	$74.7

Depreciation and amortization expense:
Residential ventilation products	$11.2	$8.3	$19.5
Home technology products	4.2	7.1	11.3
Air conditioning and heating products	10.0	6.7	16.7
Unallocated	0.4	0.4	0.8

	$25.8	$22.5	$48.3

Operating earnings (loss) margin:
Residential ventilation products	16.1%	14.8%	15.6%
Home technology products	18.0	16.0	17.3
Air conditioning and heating products	5.2	(1.2)	3.2
Consolidated	2.9%	7.5%	4.4%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products	2.3%	3.1%	2.5%
Home technology products	3.3	8.8	5.4
Air conditioning and heating products	2.0	3.2	2.4
Consolidated	2.3%	4.0%	2.9%

      The table below presents the combined year ended December 31, 2003 Pre-Recapitalization and Pre-Acquisition periods for purposes of management’s discussion and analysis of the results of operations.

	Pre-Recapitalization	Pre-Acquisition	Combined

	Jan. 1, 2003-	Jan. 10, 2003-	Year Ended
	Jan. 9, 2003	Dec. 31, 2003	Dec. 31, 2003

	(Dollar amounts in millions)
Net sales:
Residential ventilation products	$14.4	$682.4	$696.8
Home technology products	1.8	122.9	124.7
Air conditioning and heating products	8.6	675.3	683.9

Consolidated net sales	$24.8	$1,480.6	$1,505.4

Operating earnings (loss):
Residential ventilation products	$2.2	$115.6	$117.8
Home technology products	0.5	21.6	22.1
Air conditioning and heating products	(1.2)	58.4	57.2

Subtotal	1.5	195.6	197.1
Unallocated:
Expenses and charges arising from the Recapitalization	(83.0)	—	(83.0)
Strategic sourcing, software and systems development expense	(0.1)	(3.4)	(3.5)
Stock-based compensation charges	—	(1.8)	(1.8)
Foreign exchange gain on intercompany debt	—	1.5	1.5
Unallocated, net	(0.2)	(32.5)	(32.7)

Consolidated operating (loss) earnings:	$(81.8)	$159.4	$77.6

Depreciation and amortization expense:
Residential ventilation products	$0.3	$13.0	$13.3
Home technology products	—	6.4	6.4
Air conditioning and heating products	0.3	11.8	12.1
Unallocated	—	0.6	0.6

	$0.6	$31.8	$32.4

Operating earnings (loss) margin:
Residential ventilation products	15.3%	16.9%	16.9%
Home technology products	27.8	17.6	17.7
Air conditioning and heating products	(14.0)	8.6	8.4
Consolidated	(329.8)%	10.8%	5.2%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products	2.1%	1.9%	1.9%
Home technology products	—	5.2	5.1
Air conditioning and heating products	3.5	1.7	1.8
Consolidated	2.4%	2.1%	2.2%

      The tables that follow present the net sales from continuing operations, operating earnings from continuing operations and depreciation and amortization expense from continuing operations for our reporting segments for the year ended December 31, 2005 and the combined periods ended December 31, 2004 and 2003, the dollar amount and percentage change of such results as compared to the prior year and the percentage to net sales of operating earnings and depreciation and amortization expense for the year ended December 31, 2005 and the combined periods ended December 31, 2004 and 2003.

				Net Change

	Years Ended December 31,			2005 to 2004		2004 to 2003

	2005	2004(1)	2003(1)	$	%	$	%

	(Dollar amounts in millions)
Net sales:
Residential ventilation products	$794.7	$765.4	$696.8	$29.3	3.8%	$68.6	9.8%
Home technology products	354.8	207.5	124.7	147.3	71.0	82.8	66.4
Air conditioning and heating products	809.7	706.0	683.9	103.7	14.7	22.1	3.2

Consolidated net sales	$1,959.2	$1,678.9	$1,505.4	$280.3	16.7%	$173.5	11.5%

Operating earnings (loss):
Residential ventilation products	$123.9	$119.6	$117.8	$4.3	3.6%	$1.8	1.5%
Home technology products	71.0	35.8	22.1	35.2	98.3	13.7	62.0
Air conditioning and heating products	66.3	22.9	57.2	43.4	189.5	(34.3)	(60.0)

Subtotal	261.2	178.3	197.1	82.9	46.5	(18.8)	(9.5)
Unallocated:
Expenses and charges arising from the Acquisition	—	(38.5)	—	38.5	*	(38.5)	*
Expenses and charges arising from the Recapitalization	—	—	(83.0)	—	*	83.0	*
Strategic sourcing, software and systems development expense	—	—	(3.5)	—	*	3.5	*
Stock-based compensation charges	(0.3)	(36.5)	(1.8)	36.2	99.2	(34.7)	*
Foreign exchange (loss) gain on intercompany debt	(0.9)	(0.1)	1.5	(0.8)	*	(1.6)	*
Gain on legal settlement	1.4	—	—	1.4	*	—	*
Unallocated, net	(24.5)	(28.5)	(32.7)	4.0	14.0	4.2	12.8

Consolidated operating earnings	$236.9	$74.7	$77.6	$162.2	217.1%	$(2.9)	(3.7)%

Depreciation and amortization expense:
Residential ventilation products	$19.5	$19.5	$13.3	$—	—%	$6.2	46.6%
Home technology products	9.9	11.3	6.4	(1.4)	(12.4)	4.9	76.6
Air conditioning and heating products	15.3	16.7	12.1	(1.4)	(8.4)	4.6	38.0
Unallocated	1.2	0.8	0.6	0.4	50.0	0.2	33.3

	$45.9	$48.3	$32.4	$(2.4)	(5.0)%	$15.9	49.1%

	Years Ended December 31,

	2005	2004(1)	2003(1)

Operating earnings margin:
Residential ventilation products	15.6%	15.6%	16.9%
Home technology products	20.0	17.3	17.7
Air conditioning and heating products	8.2	3.2	8.4
Consolidated	12.1%	4.4%	5.2%
Depreciation and amortization expense as a % of net sales:
Residential ventilation products	2.5%	2.5%	1.9%
Home technology products	2.8	5.4	5.1
Air conditioning and heating products	1.9	2.4	1.8
Consolidated	2.3%	2.9%	2.2%

*	Not applicable or not meaningful

(1)	The year ended December 31, 2004 represents the combined Pre-Acquisition and Post-Acquisition periods of January 1, 2004 to August 27, 2004 and August 28, 2004 to December 31, 2004, respectively. The year ended December 31, 2003 represents the combined Pre-Recapitalization and Pre-Acquisition periods of January 1, 2003 to January 9, 2003 and January 10, 2003 to December 31, 2003, respectively.

      The year ended December 31, 2005 has been compared to the combined year ended December 31, 2004 Pre-Acquisition and Post-Acquisition periods, and the combined year ended December 31, 2004 Pre-Acquisition and Post-Acquisition periods have been compared to the combined year ended December 31, 2003 Pre-Recapitalization and Pre-Acquisition periods, for purposes of management’s discussion and analysis of the results of operations. Any references below to the years ended 2004 and 2003 shall refer to the combined periods.
      The table below presents the combined year ended December 31, 2004 Pre-Acquisition and Post-Acquisition periods for purposes of management’s discussion and analysis of the results of operations.

	Pre-Acquisition	Post-Acquisition	Combined

	Jan. 1, 2004-	Aug. 28, 2004-	Year Ended
	Aug. 27, 2004	Dec. 31, 2004	Dec. 31, 2004

	(Dollar amounts in millions)
Net sales	$1,117.9	$561.0	$1,678.9
Cost of products sold	792.8	409.1	1,201.9
Selling, general and administrative expenses, net	199.9	101.4	301.3
Amortization of intangible assets	8.9	8.4	17.3
Expenses and charges arising from the Acquisition	83.7	—	83.7

Operating earnings	32.6	42.1	74.7
Interest expense	(56.1)	(42.5)	(98.6)
Loss from debt retirement	(130.7)	—	(130.7)
Investment income	1.5	0.3	1.8

(Loss) earnings before (benefit) provision for income taxes	(152.7)	(0.1)	(152.8)
(Benefit) provision for income taxes	(41.4)	3.5	(37.9)

Loss from continuing operations	(111.3)	(3.6)	(114.9)
Earnings (loss) from discontinued operations	67.4	(0.5)	66.9

Net loss	$(43.9)	$(4.1)	$(48.0)

	Percentage of Net Sales

	Pre-Acquisition	Post-Acquisition	Combined

	Jan. 1, 2004-	Aug. 28, 2004-	Year Ended
	Aug. 27, 2004	Dec. 31, 2004	Dec. 31, 2004

Net sales	100.0%	100.0%	100.0%
Cost of products sold	70.9	72.9	71.6
Selling, general and administrative expenses, net	17.9	18.1	18.0
Amortization of intangible assets	0.8	1.5	1.0
Expenses and charges arising from the Acquisition	7.5	—	5.0

Operating earnings	2.9	7.5	4.4
Interest expense	(5.0)	(7.6)	(5.9)
Loss from debt retirement	(11.7)	—	(7.8)
Investment income	0.1	0.1	0.1

(Loss) earnings before (benefit) provision for income taxes	(13.7)	0.0	(9.2)
(Benefit) provision for income taxes	(3.7)	0.6	(2.3)

Loss from continuing operations	(10.0)	(0.6)	(6.9)
Earnings (loss) from discontinued operations	6.0	(0.1)	4.0

Net loss	(4.0)%	(0.7)%	(2.9)%

      The tables below presents the combined year ended December 31, 2003 Pre-Recapitalization and Pre-Acquisition periods for purposes of management’s discussion and analysis of the results of operations.

	Pre-Recapitalization	Pre-Acquisition	Combined

	Jan. 1, 2003-	Jan. 10, 2003-	Year Ended
	Jan. 9, 2003	Dec. 31, 2003	Dec. 31, 2003

	(Dollar amounts in millions)
Net sales	$24.8	$1,480.6	$1,505.4
Cost of products sold	18.5	1,054.0	1,072.5
Selling, general and administrative expenses, net	5.0	258.1	263.1
Amortization of intangible assets	0.1	9.1	9.2
Expenses and charges arising from the Recapitalization	83.0	—	83.0

Operating (loss) earnings	(81.8)	159.4	77.6
Interest expense	(1.0)	(57.4)	(58.4)
Investment income	0.1	1.5	1.6

(Loss) earnings before (benefit) provision for income taxes	(82.7)	103.5	20.8
(Benefit) provision for income taxes	(21.8)	41.4	19.6

(Loss) earnings from continuing operations	(60.9)	62.1	1.2
(Loss) earnings from discontinued operations	(1.0)	12.1	11.1

Net (loss) earnings	$(61.9)	$74.2	$12.3

	Percentage of Net Sales

	Pre-Recapitalization	Pre-Acquisition	Combined

	Jan. 1, 2003-	Jan. 10, 2003-	Year Ended
	Jan. 9, 2003	Dec. 31, 2003	Dec. 31, 2003

Net sales	100.0%	100.0%	100.0%
Cost of products sold	74.6	71.2	71.2
Selling, general and administrative expenses, net	20.2	17.4	17.5
Amortization of intangible assets	0.4	0.6	0.6
Expenses and charges arising from the Recapitalization	334.7	—	5.5

Operating (loss) earnings	(329.9)	10.8	5.2
Interest expense	(4.0)	(3.9)	(3.9)
Investment income	0.4	0.1	0.1

(Loss) earnings before (benefit) provision for income taxes	(333.5)	7.0	1.4
(Benefit) provision for income taxes	(87.9)	2.8	1.3

(Loss) earnings from continuing operations	(245.6)	4.2	0.1
(Loss) earnings from discontinued operations	(4.0)	0.8	0.7

Net (loss) earnings	(249.6)%	5.0%	0.8%

      The tables that follow set forth, for each of the three years in the period ended December 31, 2005 (a) certain consolidated operating results, (b) the percentage change of such results as compared to the prior year, (c) the percentage which such results bear to net sales and (d) the change of such percentages as compared to the prior year as it relates to operating earnings:

				Percentage
				Change
	Year-Ended December 31,
				2005 to	2004 to
	2005	2004(1)	2003(1)	2004	2003

	(Dollar amounts in millions)
Net sales	$1,959.2	$1,678.9	$1,505.4	16.7%	11.5%
Cost of products sold	1,361.4	1,201.9	1,072.5	(13.3)	(12.1)
Selling, general and administrative expenses, net	342.6	301.3	263.1	(13.7)	(14.5)
Amortization of intangible assets	18.3	17.3	9.2	(5.8)	(88.0)
Expenses and charges arising from the Acquisition	—	83.7	—	*	*
Expenses and charges arising from the Recapitalization	—	—	83.0	*	*

Operating earnings	236.9	74.7	77.6	217.1	(3.7)
Interest expense	(138.6)	(98.6)	(58.4)	(40.6)	(68.8)
Loss from debt retirement	—	(130.7)	—	*	*
Investment income	1.8	1.8	1.6	*	12.5

Earnings (loss) from continuing operations before provision (benefit) for income taxes	100.1	(152.8)	20.8	*	*
Provision (benefit) for income taxes	43.2	(37.9)	19.6	*	*

Earnings (loss) from continuing operations	56.9	(114.9)	1.2	*	*
Earnings from discontinued operations	—	66.9	11.1	*	*

Net earnings (loss)	$56.9	$(48.0)	$12.3	* %	* %

	Percentage of Net Sales
				Change in
				Percentage
	Year-Ended December 31,
				2005 to	2004 to
	2005	2004(1)	2003(1)	2004	2003

Net sales	100.0%	100.0%	100.0%	* %	* %
Cost of products sold	69.5	71.6	71.2	2.1	(0.4)
Selling, general and administrative expenses, net	17.5	18.0	17.5	0.5	(0.5)
Amortization of intangible assets	0.9	1.0	0.6	0.1	(0.4)
Expenses and charges arising from the Acquisition	—	5.0	—	5.0	(5.0)
Expenses and charges arising from the Recapitalization	—	—	5.5	*	5.5

Operating earnings	12.1	4.4	5.2	7.7	(0.8)
Interest expense	(7.1)	(5.9)	(3.9)	(1.2)	(2.0)
Loss from debt retirement	—	(7.8)	—	7.8	(7.8)
Investment income	0.1	0.1	0.1	*	*

Earnings (loss) from continuing operations before provision (benefit) for income taxes	5.1	(9.2)	1.4	14.3	(10.6)
Provision (benefit) for income taxes	2.2	(2.3)	1.3	(4.5)	3.6

Earnings (loss) from continuing operations	2.9	(6.9)	0.1	9.8	(7.0)
Earnings from discontinued operations	—	4.0	0.7	(4.0)	3.3

Net earnings (loss)	2.9%	(2.9)%	0.8%	5.8%	(3.7)%

*	Not applicable or not meaningful

(1)	The year ended December 31, 2004 represents the combined Pre-Acquisition and Post-Acquisition periods of January 1, 2004 to August 27, 2004 and August 28, 2004 to December 31, 2004, respectively. The year ended December 31, 2003 represents the combined Pre-Recapitalization and Pre-Acquisition periods of January 1, 2003 to January 9, 2003 and January 10, 2003 to December 31, 2003, respectively.
Year ended December 31, 2005 as compared to the year ended December 31, 2004
      Our reporting segments have a significant number of different products across a wide range of price points and numerous distribution channels that do not always allow meaningful quantitative analysis to be performed with respect to the effect on net sales of changes in units sold or the price per unit sold. However, whenever the underlying causes of material increases or decreases in consolidated net sales can be adequately analyzed and quantified, we attempt to make appropriate disclosure of such reasons, including changes in price, volume and the mix of products sold.
      Net Sales. Consolidated net sales from continuing operations increased approximately $280,300,000 or 16.7% for the year ended December 31, 2005 as compared to the combined year ended December 31, 2004 as discussed in the following paragraphs.
      In the Residential Ventilation Products segment, net sales increased approximately $29,300,000 or 3.8% for the year ended December 31, 2005 as compared to the combined year ended December 31, 2004. Net sales in the RVP segment for the year ended December 31, 2005 include an increase of approximately $6,800,000 attributable to the effect of changes in foreign currency exchange rates.
      The increase in net sales in the Residential Ventilation Products segment for the year ended December 31, 2005 as compared to the combined year ended December 31, 2004 was primarily due to higher sales volume of bathroom exhaust fans and sales price increases of range hoods and bathroom exhaust fans. Range hoods and bathroom exhaust fans are the largest product category sold in the RVP segment, accounting for approximately 83% of total segment net sales in the year ended December 31, 2005. Sales of range hoods and bathroom exhaust fans increased approximately 6.1% over the combined year ended December 31, 2004.
      In the Home Technology Products segment, net sales increased approximately $147,300,000 or 71.0% for the year ended December 31, 2005 as compared to the combined year ended December 31, 2004. The increase in net sales in the HTP segment for the year ended December 31, 2005 includes approximately $80,700,000 attributable to acquisitions and the balance of the increase is predominately due to increased sales volume.
      In the Air Conditioning and Heating Products segment, net sales increased approximately $103,700,000 or 14.7% for the year ended December 31, 2005 as compared to the combined year ended December 31, 2004. Net sales in the HVAC segment for the year ended December 31, 2005 include (1) an increase of approximately $2,400,000 attributable to the effect of changes in foreign currency exchange rates and (2) approximately $5,700,000 attributable to acquisitions. Net sales in the Air Conditioning and Heating Products segment for HVAC products sold to residential site-built customers constituted the largest category of product sold to a particular group of customers within the HVAC segment. Sales of products to residential site-built customers increased approximately 25.4% over the combined year ended December 31, 2004. The increase in net sales in the HVAC segment for the year ended December 31, 2005 as compared to the combined year ended December 31, 2004 was due principally to increased sales volume and prices of products sold to residential site-built and manufactured housing customers, in part, due to unusually warm weather in the United States in 2005. To a lesser extent, the increased sales volume was attributable to customers’ increased purchases of cooling products prior to the change in the minimum SEER for residential central air conditioners to 13 SEER on January 23, 2006 and increased manufactured housing sales volume arising from replacements as a result of hurricanes. Our net sales to customers serving the manufactured housing markets, principally consisting of air conditioners and furnaces, constituted approximately 6.9% and 6.6% of our consolidated net sales for the year ended December 31, 2005 and 2004, respectively. Sales of our commercial HVAC products, before considering the effect of foreign exchange, were down slightly in the year ended December 31, 2005 as compared to the same period in 2004. Although sales of residential products sold to manufactured housing customers for the corresponding periods were up, we do not believe that it will see any meaningful recovery in either the manufactured housing or commercial markets in 2006.
      Cost of Products Sold. Consolidated cost of products sold was approximately $1,361,400,000 for the year ended December 31, 2005 as compared to approximately $1,201,900,000 for the combined year ended December 31, 2004. Cost of products sold, as a percentage of net sales, decreased from approximately 71.6% in the combined year ended December 31, 2004 to approximately 69.5% for the year ended December 31, 2005, primarily as a result of the factors that follow.
      Overall, consolidated material costs were approximately 44.5% and 44.4% of net sales for the years ended December 31, 2005 and 2004, respectively. Although we continued to experience material cost increases related primarily to purchases of steel, copper and aluminum, as well as increased transportation and energy costs, these cost increases were offset by price increases, continued strategic sourcing initiatives and improvement in manufacturing efficiency.

      During the year ended December 31, 2005, we experienced an increase in freight costs due to rising energy prices. This increase in freight costs was partially offset by increased sales volume and prices, as well as cost reduction measures, thereby reducing the overall effect on cost of goods sold as a percentage of net sales.
      Overall, changes in the cost of products sold as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices, material costs and changes in productivity levels.
      In the Residential Ventilation Products segment, cost of products sold for the year ended December 31, 2005 was approximately $544,900,000, or 68.6% as a percentage of the RVP segment’s net sales, as compared to approximately $518,800,000, or 67.8% as a percentage of the RVP segment’s net sales, in the combined year ended December 31, 2004. The increase in the percentage of cost of products sold to net sales for 2005 over 2004 reflects the effect of higher overhead costs associated with the RVP segment’s NuTone Cincinnati, OH plant as a result of a lock-out of the workforce in July 2005, partially offset by lower material costs as a percentage of net sales. Cost of products sold in the RVP segment for the year ended December 31, 2005 includes (1) an increase of approximately $4,200,000 related to the effect of changes in foreign currency exchange rates, (2) approximately $1,100,000 of increased depreciation expense of property and equipment arising primarily from capital expenditures subsequent to the Acquisition partially offset by the impact of the fair value adjustments related to the Acquisition that were finalized in the fourth quarter of 2004 and (3) a non-cash charge of approximately $400,000 related to the amortization of purchase price allocated to inventory. Cost of products sold in the RVP segment for the combined year ended December 31, 2004 includes a non-cash charge of approximately $1,100,000 related to the amortization of purchase price allocated to inventory as a result of the Acquisition.
      In the Home Technology Products segment, cost of products sold for the year ended December 31, 2005 was approximately $184,200,000, or 51.9% as a percentage of the HTP segment’s net sales, as compared to approximately $105,300,000, or 50.7% as a percentage of the HTP segment’s net sales, in the combined year ended December 31, 2004. The increase in the percentage of cost of products sold to net sales for 2005 over 2004 reflects higher material costs of acquisitions as compared to the businesses in the HTP segment prior to the acquisitions. Cost of products sold in the HTP segment for the year ended December 31, 2005 includes (1) approximately $47,500,000 of cost of products sold contributed from acquisitions, (2) approximately $100,000 of decreased depreciation expense of property and equipment arising primarily from the impact of the fair value adjustments related to the Acquisition that were finalized in the fourth quarter of 2004, partially offset by acquisitions in the HTP segment and (3) a non-cash charge of approximately $500,000, of which approximately $200,000 is included in the impact of acquisitions noted above, related to the amortization of purchase price allocated to inventory. Cost of products sold in the HTP segment for the combined year ended December 31, 2004 includes (1) a non-cash charge of approximately $3,700,000 related to the amortization of purchase price allocated to inventory as a result of the Acquisition and (2) a non-cash charge of approximately $200,000 related to the amortization of purchase price allocated to inventory as a result of an acquisition.
      In the Air Conditioning and Heating Products segment cost of products sold for year ended December 31, 2005 was approximately $632,300,000, or 78.1% as a percentage of the HVAC segment’s net sales, as compared to approximately $577,800,000, or 81.8% as a percentage of the HVAC segment’s net sales, for the combined year ended December 31, 2004. The decrease in the percentage of cost of products sold to net sales for 2005 over 2004 reflects the effect of increased sales prices and the factors noted below, partially offset by higher material costs. Cost of products sold in the HVAC segment in the year ended December 31, 2005 includes (1) an increase of approximately $2,000,000 related to the effect of changes in foreign currency exchange rates, (2) approximately $4,200,000 attributable to acquisitions in the HVAC segment and (3) approximately $300,000 of increased depreciation expense of property and equipment arising primarily from capital expenditures subsequent to the Acquisition partially offset by the impact of the fair value adjustments related to the Acquisition that were finalized in the fourth quarter of 2004. Cost of products sold in this segment for the combined year ended December 31, 2004 includes (1) approximately $2,600,000 of costs associated with the closure of certain manufacturing facilities, (2) approximately $7,600,000 of estimated inefficient production costs and expenses associated with the start-up of a new manufacturing facility and (3) a non-cash charge of approximately $900,000 related to the amortization of purchase price allocated to inventory as a result of the Acquisition.
      Selling, General and Administrative Expense. Consolidated SG&A was approximately $342,600,000 for the year ended December 31, 2005 as compared to approximately $301,300,000 for the combined year ended December 31, 2004. SG&A as a percentage of net sales decreased from approximately 18.0% for the combined year ended December 31, 2004 to approximately 17.5% for the year ended December 31, 2005.
      SG&A for the year ended December 31, 2005 includes (1) approximately $24,700,000 from acquisitions in the Home Technology Products segment and the Air Conditioning and Heating Products segment, (2) an increase of approximately $2,700,000 of displays expense in the Residential Ventilation Products segment related in part to the introduction of new products, (3) an increase of approximately $1,800,000 (of which approximately $1,400,000 is included in the Residential Ventilation Products segment and approximately $400,000 is included in the Air Conditioning and Heating Products segment) related to the effect of changes in foreign currency exchange rates, (4) a non-cash foreign exchange loss of approximately $2,100,000 (of which approximately $1,200,000 is included in the Residential Ventilation Products segment) related to intercompany debt not indefinitely invested in our subsidiaries, (5) a gain of approximately $1,600,000 related to the sale of a corporate office building of one of our subsidiaries in the Home Technology Products segment, (6) approximately $300,000 of stock-based compensation expense (all of which is recorded in Unallocated) and (7) a gain of approximately $1,400,000 from the settlement of certain obligations.
      SG&A for the combined year ended December 31, 2004 includes (1) approximately $3,400,000 of stock-based compensation expense, of which approximately $2,400,000 is included in Unallocated and (2) a non-cash foreign exchange loss of approximately $400,000, of which approximately $300,000 is recorded in the Residential Ventilation Products segment, related to intercompany debt not indefinitely invested in our subsidiaries. The decrease in SG&A as a percentage of net sales for the year ended December 31, 2005 is primarily due to lower compensation and employee benefit expense in Unallocated, as well as the factors noted above.
      Amortization of Intangible Assets. Amortization of intangible assets, as a percentage of net sales from continuing operations, decreased from approximately 1.0% in the combined year ended December 31, 2004 to approximately 0.9% for the year ended December 31, 2005. This decrease is principally as a result of utilizing accelerated amortization methods, partially offset by increased amortization of intangible assets in the Home Technology Products segment as compared to the same period in 2004 arising primarily from acquisitions in 2005 and the effect of finalizing the fair value adjustments to intangible assets in the fourth quarter of 2004 as a result of the Acquisition.
      Expenses and Charges Arising from the Acquisition. The combined year ended December 31, 2004 includes approximately $83,700,000, or 5.0% as a percentage of net sales, of expenses and charges arising from the Acquisition. Included within the $83,700,000 of expenses and charges is approximately $45,200,000 (of which approximately $34,100,000 is included in Unallocated, approximately $3,500,000 is included in the Residential Ventilation Products segment, approximately $1,800,000 is included in the Home Technology Products segment and approximately

$5,800,000 is included in the Air Conditioning and Heating Products segment) of stock-based compensation expense related to the Acquisition.
      Operating Earnings. Consolidated operating earnings improved by approximately $162,200,000 from approximately $74,700,000, or 4.4% as a percentage of net sales, for the combined year ended December 31, 2004 to approximately $236,900,000, or 12.1% as a percentage of net sales, for the year ended December 31, 2005 as a result of the factors discussed above and that follow.
      Operating earnings of the Residential Ventilation Products segment for the year ended December 31, 2005 were approximately $123,900,000 as compared to approximately $119,600,000 for the combined year ended December 31, 2004. Operating earnings of this segment for the year ended December 31, 2005 reflects (1) an increase in earnings of approximately $1,300,000 from the effect of foreign currency exchange rates, (2) approximately $500,000 of increased depreciation expense of property and equipment and approximately $100,000 of increased amortization of intangible assets, (3) a non-cash charge of approximately $400,000 related to the amortization of purchase price allocated to inventory and (4) a non-cash foreign exchange loss of approximately $1,200,000 related to intercompany debt not indefinitely invested in our subsidiaries.
      Operating earnings of the Residential Ventilation Products segment for the combined year ended December 31, 2004 reflects (1) approximately $3,800,000 of stock-based compensation charges (of which approximately $3,500,000 is included in the $83,700,000 of expenses and charges arising from the Acquisition as noted above), (2) a non-cash charge of approximately $1,100,000 related to the amortization of purchase price allocated to inventory as a result of the Acquisition and (3) a non-cash foreign exchange loss of approximately $300,000 related to intercompany debt not indefinitely invested in our subsidiaries.
      In addition to the effect of the items noted above, operating earnings in the Residential Ventilation Products segment for the year ended December 31, 2005 improved over the same period in 2004 primarily as a result of increased sales prices of bathroom exhaust fans and range hoods and increased sales volume of bathroom exhaust fans, partially offset by material cost increases and increased display expenses as noted previously, related in part to the introduction of new products.
      Operating earnings of the Home Technology Products segment for the year ended December 31, 2005 was approximately $71,000,000 as compared to approximately $35,800,000 for the combined year ended December 31, 2004. Operating earnings of the HTP segment for the year ended December 31, 2005 reflects (1) approximately $9,500,000 of operating earnings contributed by acquisitions, (2) approximately $500,000 of increased depreciation expense of property and equipment primarily attributable to acquisitions, which is included in the impact of acquisitions noted above, (3) approximately $1,600,000 of increased amortization of intangible assets, (4) a non-cash charge of approximately $500,000, of which approximately $300,000 relates to the Acquisition and approximately $200,000 relates to the acquisitions as noted above, related to the amortization of purchase price allocated to inventory as a result of the Acquisition and (5) a gain of approximately $1,600,000 related to the sale of a corporate office building of one of our subsidiaries.
      Operating earnings of the Home Technology Products segment for the combined year ended December 31, 2004 reflects (1) approximately $2,100,000 of stock-based compensation charges (of which approximately $1,800,000 is included in the $83,700,000 of expenses and charges arising from the Acquisition as noted above) and (2) a non-cash charge of approximately $3,900,000 of amortization of purchase price allocated to inventory primarily as a result of the Acquisition.

      In addition to the effect of the items noted above, the increase in operating earnings in the Home Technology Products segment in the year ended December 31, 2005 improved over the same period in 2004 primarily as a result of increased net sales volume of audio and video distribution equipment, speakers and access control devices.
      Operating earnings of the Air Conditioning and Heating Products segment were approximately $66,300,000 for the year ended December 31, 2005 as compared to approximately $22,900,000 for the combined year ended December 31, 2004. Operating earnings of this segment for the year ended December 31, 2005 reflects (1) a decrease in earnings of approximately $100,000 from the effect of foreign currency exchange rates, (2) approximately $200,000 of increased depreciation expense of property and equipment and an approximately $800,000 decrease in intangible amortization and (3) approximately $400,000 of operating expense contributed by acquisitions.
      Operating earnings of the Air Conditioning and Heating Products segment for the combined year ended December 31, 2004 reflects (1) approximately $2,600,000 of costs associated with the closure of certain manufacturing facilities, (2) approximately $7,600,000 of estimated inefficient production costs and expenses associated with the start-up of a new manufacturing facility, (3) a non-cash charge of approximately $900,000 related to the amortization of purchase price allocated to inventory as a result of the Acquisition and (4) approximately $6,200,000 of stock-based compensation charges (of which approximately $5,800,000 is included in the $83,700,000 of expenses and charges arising from the Acquisition as noted above).
      In addition to the items noted above, operating earnings in the Air Conditioning and Heating Products segment for the year ended December 31, 2005 improved over the same period in 2004 as a result of increased sales volume of products sold to residential customers, in part, due to unusually warm weather in the United States during 2005 and other factors, sales price increases and improved manufacturing efficiencies, partially offset by material cost increases within the entire segment.
      The operating expense in Unallocated was approximately $24,300,000 for the year ended December 31, 2005 as compared to approximately $103,600,000 for the combined year ended December 31, 2004. The decrease in operating expense for the year ended December 31, 2005 as compared to the same period of 2004 in Unallocated is primarily due to the items noted below, as well as, lower compensation and employee benefit expense. Operating expense in Unallocated for the year ended December 31, 2005 reflects (1) approximately $300,000 of stock-based compensation charges, (2) a non-cash foreign exchange loss of approximately $900,000 related to intercompany debt not indefinitely invested in our subsidiaries, (3) a gain of approximately $1,400,000 from the settlement of certain obligations and (4) approximately $100,000 of increased amortization of intangible assets.
      Operating expense in Unallocated for the combined year ended December 31, 2004 reflects (1) approximately $36,500,000 of stock-based compensation charges (including approximately $34,100,000 of charges arising from the Acquisition), (2) approximately $38,500,000 of fees and expenses associated with the Acquisition, other than stock-based compensation and (3) a non-cash foreign exchange loss of approximately $100,000 related to intercompany debt not indefinitely invested in our subsidiaries.
      Operating earnings of foreign operations, consisting primarily of the results of operations of our Canadian and European subsidiaries, were approximately 8.3% and 11.5% of operating earnings (before unallocated and corporate expenses) for the years ended December 31, 2005 and 2004, respectively. Sales and earnings derived from international markets are subject to, among others, the risks of currency fluctuations.
      Interest Expense. Interest expense increased approximately $40,000,000 or approximately 40.6% during the year ended December 31, 2005 as compared to the combined year ended

December 31, 2004. During the year ended December 31, 2005, we experienced increases in interest expense related to (1) approximately $63,200,000 from additional borrowings primarily in connection with the Acquisition, (2) approximately $9,400,000 of additional interest expense related to the amortization of the 2004 Nortek Holdings, Inc. Deferred Compensation Plan and (3) approximately $24,200,000 of interest expense related to the accretion of NTK Holdings’ 10 3/4 % senior discount notes. These increases were offset by a reduction in interest expense of approximately $53,500,000 relating to the redemption and open market purchases of certain debt in 2004 as discussed in the paragraph below, as well as, a reduction in the amortization of deferred financing costs of approximately $3,300,000, relating primarily to the amortization of commitment fees and related expenses recorded in the third quarter of 2004 of approximately $6,250,000 in connection with the bridge-facility to fund the consummation of the Acquisition should it have been necessary.
      Loss from Debt Retirement. On August 27, 2004, we purchased for cash all of the former Nortek Holdings’ 10% senior discount notes due 2011, Nortek’s $200,000,000 floating rate notes due 2010, and most of Nortek’s 9 7/8% senior subordinated notes due 2011, and recorded a pre-tax loss from debt retirement of approximately $118,800,000 in the combined third quarter of 2004. In addition, during the first quarter of 2004, we called for redemption all of Nortek’s outstanding 9 1/4% senior notes due 2007, all of Nortek’s outstanding 9 1/8% senior notes due 2007 and all of Nortek’s outstanding 8 7/8% senior notes due 2008. The redemption of the 9 1/4% senior notes, 9 1/8% senior notes and 8 7/8% senior notes resulted in a pre-tax loss of approximately $11,900,000 in the first quarter of 2004, based upon the difference between the respective redemption prices and the estimated carrying values at the redemption dates of the 9 1/4% senior notes, 9 1/8% senior notes and 8 7/8 % senior notes, which include the principal amount redeemed and the estimated remaining unamortized premium recorded in connection with the Recapitalization. As a result of all of these transactions, we recorded a pre-tax loss in the combined year ended December 31, 2004 of approximately $130,700,000.
      Investment Income. Investment income was approximately $1,800,000 for both the years ended December 31, 2005 and 2004, respectively.
      Provision (Benefit) for Income Taxes. The provision for income taxes from continuing operations was approximately $43,200,000 for the year ended December 31, 2005 as compared to an income tax benefit of approximately $37,900,000 for the combined year ended December 31, 2004. The income tax rates in both the year ended December 31, 2005 and 2004 differed from the United States Federal statutory rate of 35% principally as a result of the effect of non-deductible expenses, foreign income tax on foreign source income and state income tax provisions.
      Discontinued Operations. Discontinued operations for the combined year ended December 31, 2004 includes earnings of approximately $66,900,000 (net of a tax provision of approximately $46,000,000).
      EBITDA. We use EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. See “— Liquidity and Capital Resources” for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.
      EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under GAAP and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net income (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. We use a significant amount of capital assets and depreciation and amortization expense is a necessary element of our costs and ability to generate revenue and therefore our exclusion from EBITDA is a material limitation. We have a significant amount of debt and interest expense is a necessary element of our costs and ability to generate revenue and therefore our exclusion from EBITDA is a material limitation. We generally incur significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of our costs and therefore our exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net income (loss) for a more complete analysis of our profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, our definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting our usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of our operating results as reported under GAAP.
      Our management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with our overall evaluation of our and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, we use EBITDA as an operating performance measure in financial presentations to our Board of Directors, shareholders, various banks participating in our senior secured credit facility, note holders and bond rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of our performance. We are also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess our, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of our, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. We use EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as our only measure of operating performance. We believe EBITDA is useful for both us and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. We believe that EBITDA is specifically relevant to us, due to the different degrees of leverage among our competitors, the impact of purchase accounting associated with the Acquisition, which impacts comparability with our competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of our competitors. We have included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this Results of Operations section for a complete evaluation of our operating performance.

      The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004 and from January 1, 2004 to August 27, 2004:

	Post-Acquisition		Pre-Acquisition

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004

	(Amounts in thousands)
Net earnings (loss)(1)	$56,900	$(4,100)	$(43,900)
Provision (benefit) for income taxes from continuing operations	43,200	3,500	(41,400)
Provision (benefit) for income taxes from discontinued operations	—	500	45,500
Interest expense from continuing operations(2)	138,578	42,487	56,073
Interest expense from discontinued operations	—	—	4,609
Investment income from continuing operations	(1,818)	(325)	(1,520)
Investment income from discontinued operations	—	—	(52)
Depreciation expense from continuing operations	26,608	8,433	16,731
Depreciation expense from discontinued operations	—	—	1,212
Amortization expense from continuing operations	19,261	14,095	9,092
Amortization expense from discontinued operations	—	—	201

EBITDA	$282,729	$64,590	$46,546

(1)	EBITDA includes approximately $300,000, $100,000 and $48,500,000 of stock-based compensation charges recorded in the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004 and from January 1, 2004 to August 27, 2004, respectively.

Net earnings (loss) includes a loss from discontinued operations of approximately $500,000 for the period from August 28, 2004 to December 31, 2004 and includes earnings from discontinued operations of approximately $67,400,000 for the period from January 1, 2004 to August 27, 2004.

EBITDA for the period from January 1, 2004 to August 27, 2004 includes approximately $83,700,000 (which includes approximately $45,200,000 of the $48,500,000 of stock-based compensation expense noted above) of expenses and charges arising from the Acquisition and approximately $130,700,000 of loss on debt retirement, which are recorded in earnings (loss) from continuing operations. EBITDA for the period from January 1, 2004 to August 27, 2004 also includes approximately $6,400,000 of stock-based employee compensation charges related to the former Nortek Holdings’ stock options retained by employees of Ply Gem subsequent to the sale of Ply Gem, which are recorded in earnings from discontinued operations.

(2)	Interest expense from continuing operations for the year ended December 31, 2005 includes cash interest of approximately $108,665,000 and non-cash interest of approximately

$29,913,000, interest expense from continuing operations for the period from August 28, 2004 to December 31, 2004 includes cash interest of approximately $38,391,000 and non-cash interest of approximately $4,096,000 and interest expense from continuing operations for the period from January 1, 2004 to August 27, 2004 includes cash interest of approximately $31,402,000 and non-cash interest of approximately $24,671,000.

Year ended December 31, 2004 as compared to the year ended December 31, 2003
      Net Sales. Combined consolidated net sales from continuing operations increased approximately $173,500,000 or 11.5% for the year ended December 31, 2004 as compared to the year ended December 31, 2003 as discussed in the following paragraphs.
      In the Residential Ventilation Products segment, combined net sales increased approximately $68,600,000 or 9.8% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. The year ended December 31, 2004 includes an increase of approximately $19,200,000 attributable to the effect of changes in foreign currency exchange rates. The increase in net sales volume in the Residential Ventilation Products segment in 2004 as compared to 2003 was primarily due to increased volume of bathroom exhaust fans and range hoods as a result of the ongoing stability in the residential housing construction and the remodeling and replacement markets and from the introduction of new products. To a lesser extent, net sales increased due to sales price increases.
      In the Home Technology Products segment, combined net sales increased approximately $82,800,000 or 66.4% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. The year ended December 31, 2004 includes an increase of approximately $63,300,000 attributable to acquisitions. Excluding the effect of acquisitions the increase in net sales volume in the Home Technology Products segment in 2004 as compared to 2003 was primarily due to increased sales of surround sound systems, multi-room audio and video distribution equipment, garage door operators and wireless security products.
      In the Air Conditioning and Heating Products segment, combined net sales increased approximately $22,100,000 or 3.2% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. The year ended December 31, 2004 includes increases of approximately $11,000,000 attributable to the effect of changes in foreign currency exchange rates in this segment. Net sales in the Air Conditioning and Heating Products segment for HVAC products sold to residential site-built customers constituted the largest category of product sold to a particular group of customers within this segment in 2004 and increased approximately 2.5% over 2003. The increase in net sales in the HVAC segment in the year ended December 31, 2004 as compared to the year ended December 31, 2003 was due principally to growth from this segment’s brand-name strategy of HVAC products sold to customers serving the residential site built market. To a lesser extent, net sales increased due to sales price increases. Sales of our commercial HVAC products and residential products sold to manufactured housing customers were up slightly in the year ended December 31, 2004 over the same period in 2003, before considering the effect of foreign exchange, as continued softness is being experienced by this industry. Net sales of HVAC products sold to residential site built customers in 2004 were negatively impacted due to an unseasonably cool summer, aggravated by severe weather conditions in the southeastern portion of the United States in the third and fourth quarter.
      Overall, increases in sales levels in the year ended December 31, 2004 reflected the stability in the housing construction and remodeling and replacement markets in that period and our expanded branding effort in our line of air conditioning and heating products. For the years ended December 31, 2004 and 2003, our net sales to customers serving the manufactured housing markets, principally consisting of air conditioners and furnaces, constituted approximately 6.6% and 7.1%, respectively, of our consolidated net sales.

      Costs of Products Sold. Combined consolidated cost of products sold was approximately $1,201,900,000 for the year ended December 31, 2004 as compared to approximately $1,072,500,000 for the year ended December 31, 2003. Cost of products sold, as a percentage of net sales, increased from approximately 71.2% for the year ended December 31, 2003 to approximately 71.6% for the year ended December 31, 2004. These increases in cost of products sold were primarily as a result of the factors that follow.
      In the Residential Ventilation Products segment, cost of products sold for the year ended December 31, 2004 was approximately $518,800,000, or 67.8% as a percentage of the RVP segment’s net sales, as compared to approximately $475,600,000, or 68.3% as a percentage of the RVP segment’s net sales, in the year ended December 31, 2003. Cost of products sold in the RVP segment for 2004 includes (1) approximately $3,300,000 of increased depreciation expense of property and equipment in 2004 as compared to 2003 arising from finalizing the fair value adjustments related to the Recapitalization in the fourth quarter of 2003 and the impact of the fair value adjustments related to the Acquisition that were finalized in the fourth quarter of 2004 (a more complete discussion on depreciation and its impact on the year ended December 31, 2004 is available in the paragraphs below) (2) an increase of approximately $14,400,000 related to the effect of changes in foreign currency exchange rates, and (3) a non-cash charge of approximately $1,100,000 in 2004 related to the amortization of purchase price allocated to inventory as a result of the Acquisition. Cost of products sold in the RVP segment for 2003 includes approximately $900,000 related to the amortization of purchase price allocated to inventory arising from the Recapitalization.
      In the Home Technology Products segment, cost of products sold for the year ended December 31, 2004 was approximately $105,300,000, or 50.7% as a percentage of the HTP segment’s net sales, as compared to approximately $60,000,000, or 48.1% as a percentage of the HTP segment’s net sales, in the year ended December 31, 2003. Cost of products sold in the HTP segment for 2004 includes (1) approximately $37,100,000 of cost of products sold from acquisitions, (2) approximately $700,000 of increased depreciation expense of property and equipment in 2004 as compared to 2003 arising from finalizing the fair value adjustments related to the Recapitalization in the fourth quarter of 2003 and the impact of the fair value adjustments related to the Acquisition that were finalized in the fourth quarter of 2004 (a more complete discussion on depreciation and its impact on the year ended December 31, 2004 is available in the paragraphs below), (3) a non-cash charge of approximately $200,000 in 2004 related to the amortization of purchase price allocated to inventory as a result of the OmniMount acquisition and (4) a non-cash charge of approximately $3,700,000 in 2004 related to the amortization of purchase price allocated to inventory as a result of the Acquisition. Cost of products sold in the HTP segment for 2003 includes approximately $3,000,000 and $800,000 related to the amortization of purchase price allocated to inventory arising from the Recapitalization and the acquisitions of Elan and SPC, respectively.
      In the Air Conditioning and Heating Products segment, cost of products sold for the year ended December 31, 2004 was approximately $577,800,000, or 81.8% as a percentage of the HVAC segment’s net sales, as compared to approximately $536,900,000, or 78.5% as a percentage of the HVAC segment’s net sales, for the year ended December 31, 2003. Cost of products sold in this segment in 2004 includes (1) an increase of approximately $9,200,000 related to the effect of changes in foreign currency exchange rates, (2) approximately $2,600,000 of costs associated with the closure of certain manufacturing facilities, (3) approximately $7,600,000 of estimated inefficient production costs and expenses associated with the start-up of a new manufacturing facility, (4) approximately $3,100,000 of increased depreciation expense of property and equipment in 2004 as compared to 2003 arising from finalizing the fair value adjustments related to the Recapitalization in the fourth quarter of 2003 and the impact of the fair value adjustments related to the Acquisition that were finalized in the fourth quarter of 2004 (a more complete discussion on depreciation and its impact on the year ended

December 31, 2004 is available in the paragraphs below) and (5) a non-cash charge of approximately $900,000 in 2004 related to the amortization of purchase price allocated to inventory as a result of the Acquisition. Cost of products sold in the HVAC segment for the year ended December 31, 2003 includes approximately $5,800,000 of severance and other costs associated with the closure of certain manufacturing facilities, approximately $1,100,000 of costs and expenses associated with the startup of a new manufacturing facility and also includes in 2003 a non-cash charge of approximately $600,000 related to the amortization of purchase price allocated to inventory arising from the Recapitalization.
      Material costs were approximately 44.4% and 43.7% of net sales for the year ended December 31, 2004 and 2003, respectively. Both our Residential Ventilation Products and Air Conditioning and Heating Products segments experienced material cost increases related primarily to purchases of steel, copper and aluminum in the year ended December 31, 2004 as compared to the year ended December 31, 2003. These cost increases were partially offset by the effect of increased sales prices of certain of our products and material cost improvements due to our strategic sourcing initiatives.
      Our segments experienced higher shipping costs in the year ended December 31, 2004 as compared to the year ended December 31, 2003, primarily for residential HVAC products where shipping costs increased from 3.4% of such net sales in 2003 to 4.3% in 2004.
      Depreciation expense increased approximately $7,100,000 in 2004 as compared to 2003, which is primarily due to the full year impact of the fourth quarter 2003 finalization of the fair value adjustments related to the Recapitalization, including a reduction in the estimated remaining useful lives, and the additional depreciation expense associated with capital expenditures. Approximately $3,300,000, $700,000 and $3,100,000 of the increase relates to the Residential Ventilation Products segment, the Home Technology Products segment and Air Conditioning and Heating Products segment, respectively. In connection with both the initial and final allocations of purchase price to property and equipment acquired as part of the Acquisition, we assigned new useful lives based upon the initial estimated and then the final useful lives adopted from the date of the Acquisition, respectively. Depreciation expense for the period from August 28, 2004 to December 31, 2004 reflects an increase of approximately $300,000 due to the finalization of the fair value adjustments related to the Acquisition, which includes a decrease in depreciation expense of approximately $500,000 related to revisions to the remaining useful lives and an increase in depreciation expense of approximately $800,000 related to the increase in fixed assets as a result of the adjustments to the allocation of purchase price. Depreciation expense related to property and equipment acquired as part the Acquisition was recorded based upon the historical allocation of purchase price and initial estimated useful lives for the period from August 28, 2004 to October 2, 2004 and based upon the final allocation of purchase price and final remaining useful lives for the period from October 3, 2004 to December 31, 2004. Depreciation expense would have been approximately $100,000 higher for the period from August 28, 2004 to December 31, 2004 if the final allocation of purchase price and final remaining useful lives adopted had been used to record depreciation expense for the period from August 28, 2004 to October 2, 2004, primarily due to an increase in the amount of the allocation of purchase price partially offset by the final remaining useful lives being longer than the initial estimates.
      Overall, changes in the cost of products sold as a percentage of net sales for one period as compared to another period may reflect a number of factors including changes in the relative mix of products sold, the effect of changes in sales prices, material costs and changes in productivity levels.
      Selling, General and Administrative Expense. Combined consolidated SG&A was approximately $301,300,000 for the year ended December 31, 2004 as compared to approximately $263,100,000 for the year ended December 31, 2003. SG&A as a percentage of net sales increased from approximately 17.5% for the year ended December 31, 2003 to approximately 18.0% for the year ended December 31, 2004 and includes in 2004 (1) approximately $14,300,000 of SG&A from acquisitions in the Home Technology Products segment, (2) an increase of approximately $4,600,000 related to the effect of changes in foreign currency exchange rates, (3) approximately $3,400,000 of stock-based compensation expense and (4) a non-cash foreign exchange loss of approximately $400,000 on intercompany debt not indefinitely invested among our subsidiaries, of which approximately $300,000 is included in the Residential Ventilation Products segment. Approximately $2,600,000 of the increase in SG&A related to the effect of changes in foreign currency exchange is included in the Residential Ventilation Products segment in the year ended December 31, 2004 and approximately $2,000,000 of the increase in SG&A related to the effect of foreign currency exchange rates is included in the Air Conditioning and Heating Products segment for the year ended December 31, 2004. SG&A in 2003 includes approximately $3,500,000 of direct expenses and fees associated with our strategic sourcing software and systems development and approximately $2,000,000 of stock-based compensation, of which approximately $1,400,000 relates to the adoption of SFAS No. 123, “Accounting for Stock-Based Compensation,” in 2003 and approximately $600,000 relates to compensation expense in the fourth quarter of 2003 from the sale of stock. Approximately $1,800,000 of this stock-based compensation expense is included in Unallocated. The direct expenses and fees associated with our strategic sourcing software and systems development for 2003 are set-forth separately in our data. The year ended December 31, 2003 also includes a non-cash foreign exchange gain of approximately $1,500,000 on intercompany debt not indefinitely invested among our subsidiaries, all of which is included in Unallocated. The increase in the percentage in the year ended December 31, 2004 is principally due to acquisitions in the Home Technology Products segment, which have a substantially higher level of SG&A than the overall segment in addition to the effect of the items noted above.
      Amortization of Intangible Assets. Combined amortization of intangible assets, as a percentage of net sales from continuing operations, increased from approximately 0.6% in the year ended December 31, 2003 to approximately 1.0% for the year ended December 31, 2004, as a result of an increase of approximately $8,100,000 in amortization of intangible assets in 2004 as compared to 2003. This increase of $8,100,000 consists of an increase of approximately $3,300,000 in the fourth quarter of 2004 due to the finalization of the fair value adjustments related to the Acquisition, an increase of approximately $2,000,000 related to the full year impact of the fourth quarter 2003 finalization of the fair value adjustments related to the Recapitalization, an increase of approximately $2,300,000 related to the full year impact of acquisitions made in 2003 and the impact of acquisitions made in 2004 in the Home Technology Products segment and an increase of approximately $500,000 related to new intangible assets in 2004. Approximately $2,800,000, $3,900,000, $1,200,000 and $200,000 of the increase relates to the Residential Ventilation Products segment, the Home Technology Products segment, the Air Conditioning and Heating Products segment and Unallocated, respectively. The increase of approximately $3,300,000 due to the finalization of the fair value adjustments related to the Acquisition is caused by a combination of an increase of approximately $3,100,000 related to revisions to the timing of amortization and changes in useful lives and an increase of approximately $200,000 related to increases in intangible assets as a result of the allocation of purchase price. The increase of approximately $2,000,000 related to the full year impact of the fourth quarter 2003 finalization of the fair value adjustments related to the Recapitalization reflects the impact of both the increase in valuation and revisions in the estimated useful lives. Amortization of intangible assets acquired as part of the Acquisition was recorded based upon the historical allocation of purchase price and initial estimated useful lives for the period from August 28, 2004 to October 2, 2004 and based upon the final allocation of purchase price and final remaining useful lives for the period from October 3, 2004 to December 31, 2004. Amortization of intangible assets would have been approximately $1,300,000 higher for the period from August 28, 2004 to December 31, 2004 if the final allocation of purchase price and final remaining useful lives adopted had been used to record amortization of intangible assets for the period from August 28, 2004 to October 2, 2004, primarily due to the final remaining useful lives being shorter than the initial estimates and an increase in the amount of the allocation of purchase price.
      Expenses and Charges Arising from the Acquisition and the Recapitalization. The operating results for the year ended December 31, 2004 includes approximately $83,700,000, or 5.0% as a percentage of net sales, of expenses and charges arising from the Acquisition. Approximately $45,200,000 (of which approximately $34,100,000 is included in Unallocated) of stock-based compensation expense that was incurred upon settlement of options in connection with the Acquisition was recorded in the third quarter of 2004. The year ended December 31, 2003 includes approximately $83,000,000, or 5.5% as a percentage of net sales, of expenses and charges arising from the Recapitalization.
      Operating Earnings. Combined consolidated operating earnings decreased by approximately $2,900,000 from approximately $77,600,000, or 5.2% as a percentage of net sales, for the year ended December 31, 2003 to approximately $74,700,000, or 4.4% as a percentage of net sales, for the year ended December 31, 2004 as a result of the factors discussed above and that follow.
      Combined consolidated operating earnings have been reduced by depreciation and amortization expense (other than amortization of deferred debt expense and debt premium and discount) of approximately $48,300,000 and $32,400,000 for the years ended December 31, 2004 and 2003, respectively. Acquisitions accounted for approximately $2,000,000 of the increase in such depreciation and amortization expense in 2004. Consolidated operating earnings in the year ended December 31, 2004 is net of approximately $7,100,000 of increased depreciation expense of property and equipment and approximately $8,100,000 of increased amortization of intangible assets as compared to 2003 arising primarily from finalizing the fair value adjustments of each in the fourth quarter of 2003 related to the Recapitalization and the Acquisition in the fourth quarter of 2004. Depreciation and amortization expense noted above for 2004 includes approximately $5,900,000 of amortization expense from purchase price allocated to inventory primarily as a result of the Acquisition and includes approximately $5,300,000 for 2003 of amortization expense from purchase price allocated to inventory arising primarily from the Recapitalization.
      Combined operating earnings of the Residential Ventilation Products segment for the year ended December 31, 2004 were approximately $119,600,000 as compared to approximately $117,800,000 for the year ended December 31, 2003. Operating earnings of the RVP segment for 2004 include (1) an increase in earnings of approximately $2,000,000 from the effect of foreign currency exchange rates, (2) approximately $3,300,000 of increased depreciation expense of property and equipment and approximately $2,800,000 of increased amortization of intangible assets during the year ended December 31, 2004 as compared to the same period in 2003 from finalizing the fair value adjustments of each in the fourth quarter of 2003 as a result of the Recapitalization and of the Acquisition in the fourth quarter of 2004, (3) approximately $3,800,000 of stock-based compensation charges (including approximately $3,500,000 of charges arising from the Acquisition), (4) a non-cash charge of approximately $1,100,000 of amortization of purchase price allocated to inventory as a result of the Acquisition and (5) a non-cash foreign exchange loss of approximately $300,000 on intercompany debt not indefinitely invested among our subsidiaries. Operating earnings of the RVP segment for the year ended December 31, 2003 include approximately $900,000 of amortization expense from purchase price allocated to inventory related to the Recapitalization and approximately $100,000 of stock-based compensation charges. In addition to the effect of the items noted above, the increase in operating earnings in the Residential Ventilation Products segment in the year ended December 31, 2004 was primarily as a result of increased sales volume, principally bathroom exhaust fans and kitchen range hoods, due to the continued stability of the new home construction and the remodeling and replacement markets.

      Combined operating earnings of the Home Technology Products segment for the year ended December 31, 2004 were approximately $35,800,000 as compared to approximately $22,100,000 for the year ended December 31, 2003. Operating earnings of the HTP segment for 2004 include (1) approximately $9,700,000 of operating earnings contributed by acquisitions, (2) approximately $700,000 of increased depreciation expense of property and equipment and approximately $3,900,000 of increased amortization of intangible assets during the year ended December 31, 2004 as compared to the same period in 2003 from finalizing the fair value adjustments of each in the fourth quarter of 2003 as a result of the Recapitalization and of the Acquisition in the fourth quarter of 2004, (3) approximately $2,100,000 of stock-based compensation charges (including approximately $1,800,000 of charges arising from the Acquisition) and (4) a non-cash charge of approximately $3,900,000 of amortization of purchase price allocated to inventory primarily as a result of the Acquisition. Operating earnings of the HTP segment for the year ended December 31, 2003 include approximately $3,000,000 of amortization expense from purchase price allocated to inventory related to the Recapitalization and approximately $800,000 from purchase price allocated to inventory related to 2003 acquisitions. In addition to the effect of the items noted above, the increase in operating earnings in the Home Technology Products segment in the year ended December 31, 2004 was primarily as a result of increased net sales volume of surround sound systems, multi-room audio and video distribution equipment, garage door openers and wireless security products.
      Combined operating earnings of the Air Conditioning and Heating Products segment were approximately $22,900,000 for the year ended December 31, 2004 as compared to approximately $57,200,000 for the year ended December 31, 2003. Operating earnings of the HVAC segment for 2004 includes (1) approximately $2,600,000 of costs associated with the closure of certain manufacturing facilities, (2) approximately $7,600,000 of estimated inefficient production costs and expenses associated with the start-up of a new manufacturing facility, (3) a decrease in earnings of approximately $200,000 from the effect of foreign currency exchange rates, (4) approximately $3,100,000 of increased depreciation expense of property and equipment and approximately $1,200,000 of increased amortization of intangible assets in 2004 as compared to 2003 from finalizing the fair value adjustments of each in the fourth quarter of 2003 related to the Recapitalization and the Acquisition in the fourth quarter of 2004, (5) approximately $900,000 of amortization of purchase price allocated to inventory related to the Acquisition and (6) approximately $6,200,000 of stock-based compensation charges (including approximately $5,800,000 of charges arising from the Acquisition). Operating earnings of the HVAC segment during the year ended December 31, 2003 include (1) approximately $5,800,000 of costs associated with the closure of certain manufacturing facilities, (2) approximately $1,100,000 of costs and expenses associated with the startup of a new manufacturing facility, (3) approximately $600,000 of amortization expense from purchase price allocated to inventory related to the Recapitalization and (4) approximately $100,000 of stock-based compensation charges. In addition to the items noted above, the decrease in operating earnings in the Air Conditioning and Heating Products segment in 2004 was principally due to increased material costs within the entire segment and lower sales volume of commercial product lines due to the general slow down in the commercial market partially offset by sales price increases and by increased shipments in the residential site built market.
      The combined operating expense in Unallocated was approximately $103,600,000 for the year ended December 31, 2004 as compared to approximately $119,500,000 for the year ended December 31, 2003. Operating expense in Unallocated for 2004 includes approximately $36,500,000 of stock-based compensation charges (including approximately $34,100,000 of charges arising from the Acquisition) and a non-cash foreign exchange loss of approximately $100,000 on intercompany debt not indefinitely invested among our subsidiaries. Combined operating expense in Unallocated for the year ended December 31, 2003 includes approximately $1,800,000 of stock-based compensation charges and $3,500,000 of direct expenses and fees associated with our strategic sourcing software and systems development. The year ended

December 31, 2003 includes a non-cash foreign exchange gain of approximately $1,500,000 on intercompany debt not indefinitely invested among our subsidiaries. Combined operating expense in Unallocated for the year ended December 31, 2004 also includes approximately $38,500,000 of fees and expenses associated with the Acquisition (other than stock-based compensation) and for the year ended December 31, 2003 also includes approximately $83,000,000 of fees and expenses associated with the Recapitalization.
      Combined operating earnings of foreign operations, consisting primarily of the results of operations of our Canadian and European subsidiaries, were approximately 11.5% and 6.6% of operating earnings (before unallocated and corporate expense) in the years ended December 31, 2004 and 2003, respectively. Sales and earnings derived from international markets are subject to, among others, the risks of currency fluctuations.
      Interest Expense. Combined interest expense increased approximately $40,200,000 or approximately 68.8% in the year ended December 31, 2004 as compared to the year ended December 31, 2003. The increase in interest expense in 2004 is primarily due to (1) approximately $34,700,000 of increased interest expense and amortization of deferred financing costs from borrowings primarily in connection with the THL Transaction, (2) approximately $20,600,000 of increased interest expense related to the former Nortek Holdings 10% senior discount notes issued in November 2003, (3) approximately $4,400,000 of increased interest expense relating to Nortek’s floating rate notes issued in January 2004 (both the 10% senior discount notes and the floating rate notes were redeemed in August 2004 in connection with the THL Transaction), (4) approximately $6,300,000 of interest expensed on August 28, 2004 from amortization of the THL Bridge Facility and (5) approximately $2,200,000 of increased interest expense related to the amortization of the 2004 Nortek Holdings, Inc. Deferred Compensation Plan. These increases were partially offset by the effect of approximately $4,100,000 of interest expense in the first quarter of 2003 from the amortization of a bridge facility in connection with the Recapitalization and approximately $23,900,000 of reduced interest expense relating primarily to the redemption and open market purchases in early 2004 and lower interest rates from the sale of the floating rate notes used to refinance the 8 7/8 % senior notes.
      Investment Income. Combined investment income was approximately $1,800,000 and $1,600,000 for the years ended December 31, 2004 and 2003, respectively, and increased approximately $200,000 or 12.5% in 2004 as compared to 2003 primarily as a result of higher average invested balances.
      Provision (Benefit) for Income Tax. The combined income tax benefit from continuing operations was approximately $37,900,000 for the year ended December 31, 2004 as compared to a combined provision for income taxes from continuing operations of approximately $19,600,000 for the year ended December 31, 2003. The income tax rates in both 2004 and 2003 differed from the United States Federal statutory rate of 35% principally as a result of the effect of non-deductible expenses, foreign income tax on foreign source income, state income tax provisions, as well as the effect of the Acquisition in 2004 and the Recapitalization in 2003.
      Discontinued Operations. Combined discontinued operations for the years ended December 31, 2004 and December 31, 2003 include earnings of approximately $66,900,000 (net of a tax provision of approximately $46,000,000) and $11,100,000 (net of a tax provision of approximately $6,800,000), respectively.
      EBITDA. We use EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to the Liquidity and Capital Resources section for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.
      EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under GAAP and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net income (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. We use a significant amount of capital assets and depreciation and amortization expense is a necessary element of our costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. We have a significant amount of debt and interest expense is a necessary element of our costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. We generally incur significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of our costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net income (loss) for a more complete analysis of our profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, our definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of our operating results as reported under GAAP.
      Our management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of our and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, we use EBITDA as an operating performance measure in financial presentations to our board of directors, shareholders, various banks participating in our senior secured credit facility, note holders and bond rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of our performance. We are also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess our, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of our, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. We use EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance. We believe EBITDA is useful for both us and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. We believe that EBITDA is specifically relevant to us, due to the different degrees of leverage among our competitors, the impact of purchase accounting associated with the Acquisition, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of our competitors. We have included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this Results of Operations section for a complete evaluation of our operating performance.

      The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003:

	For the Periods

	Post-Acquisition	Pre-Acquisition		Pre-Recapitalization

	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Net earnings (loss)(1)	$(4,100)	$(43,900)	$74,200	$(61,900)
Provision (benefit) for income taxes from continuing operations	3,500	(41,400)	41,400	(21,800)
Provision (benefit) for income taxes from discontinued operations	500	45,500	7,400	(600)
Interest expense from continuing operations(2)	42,487	56,073	57,376	1,049
Interest expense from discontinued operations	—	4,609	38,984	1,239
Investment income from continuing operations	(325)	(1,520)	(1,482)	(119)
Investment income from discontinued operations	—	(52)	(196)	(2)
Depreciation expense from continuing operations	8,433	16,731	17,438	581
Depreciation expense from discontinued operations	—	1,212	10,929	250
Amortization expense from continuing operations	14,095	9,092	14,369	64
Amortization expense from discontinued operations	—	201	5,327	73

EBITDA	$64,590	$46,546	$265,745	$(81,165)

(1)	Net earnings (loss) includes approximately $(500,000), $67,400,000, $12,100,000 and $(1,000,000) of earnings (loss) from discontinued operations for the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003, respectively, EBITDA for the period from January 1, 2004 to August 27, 2004 includes approximately $83,700,000 (including approximately $45,200,000 of stock-based compensation expense) of expenses and charges arising from the Acquisition, approximately $3,400,000 of stock-based compensation and approximately $130,700,000 of loss on debt retirement, which are recorded in earnings (loss) from continuing operations. EBITDA for the period from January 1, 2004 to August 27, 2004 also includes approximately $6,400,000 of stock-based employee compensation charges related to the former Nortek Holdings’ stock options retained by employees of Ply Gem subsequent to the sale of Ply Gem, which are recorded in earnings from discontinued operations. EBITDA for the period from January 1, 2003 to January 9, 2003 includes approximately $83,000,000 of expenses and charges arising from the Recapitalization and for the period from January 10, 2003 to December 31, 2003 includes approximately $2,000,000 of stock-based compensation, both of which are recorded in earnings (loss) from continuing operations. EBITDA for the period

January 10, 2003 to December 31, 2003 includes approximately $100,000 of stock-based compensation in earnings from discontinued operations.

(2)	Interest expense from continuing operations for the period from August 28, 2004 to December 31, 2004 includes cash interest of approximately $38,391,000 and non-cash interest of approximately $4,096,000, interest expense from continuing operations for the period from January 1, 2004 to August 27, 2004 includes cash interest of approximately $31,402,000 and non-cash interest of approximately $24,671,000, interest expense from continuing operations for the period from January 10, 2003 to December 31, 2003 includes cash interest of approximately $51,024,000 and non-cash interest of approximately $6,352,000 and interest expense from continuing operations for the period from January 1, 2003 to January 9, 2003 includes cash interest of approximately $924,000 and non-cash interest of approximately $125,000.

Liquidity and Capital Resources
      We regularly acquire companies, typically utilizing cash and proceeds from additional indebtedness to finance these acquisitions. Companies acquired during the first quarter of 2006 and the year ended December 31, 2005 and the impact on cash flows were as follows:

•	On February 22, 2006, we, through Linear, acquired the assets and certain liabilities of Furman for approximately $3,300,000.

•	On January 25, 2006, we, through Mammoth China, increased our ownership interests in MEG and MSH to sixty-percent for approximately $2,400,000.

•	On December 9, 2005, we, through Linear, acquired the stock of GTO for approximately $28,200,000 in cash, plus contingent consideration of approximately $100,000 which was paid in the first quarter of 2006.

•	On August 26, 2005, we, through Elan, acquired the assets and certain liabilities of Sunfire for approximately $4,000,000 (utilizing approximately $3,500,000 of cash and issuing an unsecured subordinated promissory note in the amount of approximately $500,000) plus contingent consideration, which may be payable in future years.

•	On August 8, 2005, we, through Nortek UK, acquired the stock of Imerge for approximately $6,100,000 in cash plus contingent consideration, which may be payable in future years.

•	On July 15, 2005, we, through Linear, acquired the assets and certain liabilities of Niles Audio Corporation, or Niles, for approximately $77,700,000, utilizing approximately $67,700,000 of cash and issued an unsecured promissory note in the amount of approximately $10,000,000.

•	On June 13, 2005, we, through Nordyne, acquired the assets and certain liabilities of IMS for approximately $4,600,000, utilizing approximately $4,100,000 of cash and issuing an unsecured promissory note in the amount of approximately $500,000.

•	On April 26, 2005, we, through Linear, acquired the stock of Panamax for approximately $11,800,000 (utilizing approximately $9,550,000 of cash and issuing an unsecured promissory note in the amount of approximately $2,250,000) plus contingent consideration of approximately $4,500,000 which was paid in the first quarter of 2006.

      We had consolidated debt as of April 1, 2006, of approximately $1,660,674,000 consisting of (i) $23,960,000 of short-term borrowings and current maturities of long-term debt, (ii) $37,383,000 of long-term notes, mortgage notes and other indebtedness, (iii) $9,982,000 of Nortek’s 9 7/8% senior subordinated notes due 2011, (iv) $625,000,000 of Nortek’s 8 1/2 % senior subordinated notes due 2014, (v) $682,500,000 of long-term debt outstanding under Nortek’s senior secured credit facility and (vi) $281,849,000 of NTK Holdings’ 10 3/4 % senior discount notes.
      During the first quarter of 2006, we had a net increase in our consolidated debt of approximately $12,296,000 resulting from (1) additional borrowings of approximately $9,743,000 related primarily to our European subsidiaries, (2) approximately $7,252,000 of debt accretion related to the 10 3/4 % senior discount notes and (3) an approximate $331,000 increase related to the effects of foreign currency translation, offset by (4) approximately $5,030,000 of principal and other payments made during the period.
      Our debt to equity ratio was approximately 7.9:1 as of April 1, 2006 as compared to approximately 8.7:1 as of December 31, 2005. The decrease in the ratio was primarily due to an increase in stockholder’s equity, primarily as a result of net earnings in the first quarter of 2006, partially offset by the net increase in indebtedness as discussed above.
      On April 3, 2006, Nortek amended and restated the credit agreement for its senior secured credit facility providing Nortek with additional liquidity and covenant flexibility. The revolving credit facility matures in August 2010 and includes both a letter of credit sub-facility and swing line loan sub-facility. As of May 12, 2006, Nortek had approximately $45,000,000 outstanding and approximately $125,000,000 of additional borrowing capacity under the U.S. revolving portion of its senior secured credit facility and no outstanding borrowings and approximately $10,000,000 of additional borrowing capacity under the Canadian revolving portion of its senior secured credit facility, with approximately $20,000,000 in outstanding letters of credit. The letters of credit have been issued under Nortek’s revolving credit facility as additional security for (1) approximately $15,000,000 relating to certain of our insurance programs, (2) approximately $3,900,000 relating to leases outstanding for certain of our manufacturing facilities and (3) approximately $1,100,000 relating to certain of the subsidiaries purchases and other requirements. Letters of credit reduce borrowing availability under Nortek’s revolving credit facility on a dollar for dollar basis.
      On April 14, 2006, we, through two newly formed subsidiaries of our HVAC segment, acquired the assets and certain liabilities of Huntair and Cleanpak, for a combined initial purchase price of approximately $48,000,000 (utilizing approximately $40,000,000 of cash borrowed under Nortek’s revolving credit facility, including approximately $2,000,000 to fund Huntair and Cleanpak’s initial working capital needs, all of which remains outstanding at May 5, 2006, and issuing unsecured 6% subordinated notes totaling $10,000,000 due April 2008) plus contingent consideration.
      The estimated total potential amount of contingent consideration that may be paid in the future for all acquisitions is approximately $40,500,000.
      The indentures and other agreements governing us and our subsidiaries’ indebtedness (including the credit agreement for Nortek’s senior secured credit facility) contain certain restrictive financial and operating covenants including covenants that restrict the ability of us and our subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets and take certain other corporate actions.
      As of April 1, 2006, we had approximately $205,000,000 available for the payment of cash dividends, stock purchases or other restricted payments as defined under the terms of NTK Holdings’ 10 3/4% senior discount notes’ indenture. Subsequent to the transactions discussed below, we will have approximately $2,000,000 available for restricted payments as defined under the terms of NTK Holdings’ 10 3/4 % senior discount notes’ indenture. Restricted payments to NTK Holdings and Nortek Holdings from Nortek are limited by the terms of Nortek’s most restrictive loan agreement, Nortek’s senior secured credit facility. The amount available for such payments under Nortek’s senior secured credit facility was approximately $150,700,000 as of April 1, 2006 and subsequent to the transactions discussed below, the amount available for such payments under Nortek’s senior secured credit facility are expected to be approximately $122,700,000.

      On May 10, 2006, NTK Holdings borrowed an aggregate principal amount of $205,000,000 under a senior unsecured loan facility. The proceeds of this borrowing were utilized to (1) make a cash dividend of approximately $174,900,000 to Investors LLC, which, in turn, made a distribution to the holders of its Class A and Class B membership interests, including affiliates of Thomas H. Lee Partners, L.P. and certain members of our management, (2) make a capital contribution of approximately $25,900,000 to Nortek Holdings, which was used by Nortek Holdings, together with a dividend of approximately $28,100,000 to make a distribution of approximately $54,000,000 to participants under the 2004 Nortek Holdings, Inc. Deferred Compensation Plan (including certain of our executive officers) and (3) pay related fees and expenses. As a result of these distributions, the holders of the Class A membership interests in Investors LLC and the participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan are not entitled to any further distributions.
      The net proceeds from this offering will be utilized to (1) repay all amounts outstanding under NTK Holdings’ unsecured loan facility as noted above, (2) redeem all of Nortek’s remaining outstanding 9 7/8% senior discount notes, (3) redeem a portion of NTK Holdings’ outstanding 10 3/4 % senior discount notes, (4) repay a portion of the term loan under Nortek’s senior secured credit facility and (5) pay related redemption premiums and accrued interest.
      Our ability to pay interest on or to refinance our indebtedness depends on our future performance, working capital levels and capital structure, which are subject to general economic, financial, competitive, legislative, regulatory and other factors which may be beyond our control. There can be no assurance that we will generate sufficient cash flow from the operation our subsidiaries or that future financings will be available on acceptable terms or in amounts sufficient to enable us to service or refinance our indebtedness, or to make necessary capital expenditures.

      The following is a summary as of December 31, 2005 of our estimated future cash obligations under current and long-term debt obligations (excluding unamortized debt premium of approximately $17,000), interest expense, capital lease obligations, minimum annual rental obligations primarily for non-cancelable lease obligations (operating leases), purchase obligations, other long-term liabilities and other obligations:

	Payments Due by Period

	Less Than	Between	Between	5 Years or
	1 Year	1 & 2 Years	3 & 4 Years	Greater		Total

	(Amounts in thousands)
Debt obligations	$13,456	$25,538	$179,735	$1,410,684	*	$1,629,413	*
Interest payments	100,278	197,926	392,011	394,732	*	1,084,947	*
Capital lease obligations	1,330	2,772	3,178	11,668		18,948
Operating lease obligations	15,461	22,557	14,029	23,178		75,225
Purchase obligations	2	5	6	10		23
Other long-term liabilities	—	38,651	90,312	65,560		194,523

Total	$130,527	$287,449	$679,271	$1,905,832		$3,003,079

*	Subsidiary debt used for working capital purposes such as lines of credit are estimated to continue through December 31, 2015 in the above table.
      The above table does not give effect to the following transactions which have occurred or are expected to occur subsequent to December 31, 2005:

•	An increase in debt of our subsidiaries as of April 1, 2006 as compared to December 31, 2005 of approximately $6,500,000 payable at various times through 2012 which have interest rates of between approximately 4% to 8% annually.

•	On April 14, 2006, we acquired Huntair and Cleanpak. The acquisition of these subsidiaries resulted in us borrowing approximately $40,000,000 of cash under Nortek’s revolving credit facility, all of which remains outstanding as of May 12, 2006, and issuing unsecured 6% subordinated notes totaling $10,000,000 due April 2008.

•	On May 1, 2006, we borrowed approximately $5,000,000 under Nortek’s revolving credit facility for working capital needs, which remains outstanding as of May 12, 2006.

•	On May 10, 2006, NTK Holdings entered into the new senior unsecured loan facility providing for borrowings in an aggregate principal amount of $205,000,000. The entire aggregate principal amount of the new senior unsecured loan facility will be repaid with the proceeds from this offering.

•	The expected payment to THL in the amount of $ in connection with the termination of our management agreement immediately following the offering.

•	The use of the net proceeds from the offering to (1) redeem all of Nortek’s remaining outstanding 9 7/8% senior discount notes, (2) redeem a portion of NTK Holdings’ outstanding 10 3/4 % senior discount notes and (3) repay a portion of the term loan under Nortek’s senior secured credit facility, in each case as described under “Use of Proceeds.”

      As of April 1, 2006, our former subsidiary, Ply Gem, has guaranteed approximately $23,100,000 of third party obligations relating to rental payments through June 30, 2016 under a facility leased by a former subsidiary, which was sold on September 21, 2001. We have indemnified these guarantees in connection with the sale of Ply Gem on February 12, 2004 and have recorded an estimated liability related to this indemnified guarantee of approximately

$900,000 as of April 1, 2006 in accordance with Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” or FIN 45. The buyer of the former subsidiary has provided certain indemnifications and other rights to Nortek for any payments that it might be required to make pursuant to this guarantee. Should the buyer of the former subsidiary cease making payments then we may be required to make payments on our indemnification.
      We have indemnified third parties for certain matters in a number of transactions involving dispositions of former subsidiaries. We have recorded liabilities in relation to these indemnifications, including the indemnified guarantee noted above, of approximately $12,000,000 and $12,500,000 as of April 1, 2006 and December 31, 2005, respectively. Approximately $5,400,000 of short-term liabilities and approximately $6,600,000 of long-term liabilities are recorded in accrued expenses and other long-term liabilities, respectively, in the accompanying unaudited condensed consolidated balance sheet as of April 1, 2006 related to these indemnifications. In February 2005, we settled a portion of these obligations with a lump sum cash payment resulting in a reduction of approximately $1,400,000 in such liabilities, which was recorded as income in our consolidated statement of operations for the year ended December 31, 2005.
      We have evaluated and expect to continue to evaluate possible acquisition transactions and possible dispositions of certain of our businesses on an ongoing basis and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions or dispositions.
      As of April 1, 2006 and December 31, 2005, we had approximately $70,200,000 and $77,200,000, respectively, of unrestricted cash and cash equivalents to fund our cash flow needs for 2006. Based on requirements outstanding as of December 31, 2005, we expect that it is reasonably likely that the following major cash requirements will occur during 2006 as compared to 2005:

	For the Year Ended
	December 31,

	2006	2005

	(Amounts in thousands)
Interest payments, net	$100,278	$105,770
Principal payments, net	13,456	7,092
Capital lease obligations	1,330	1,232
Acquisitions	47,700	117,200
Capital expenditures	45,000	28,890
Operating lease and other rental payments	21,300	21,582
Income tax payments, net	40,000	15,924

	$269,064	$297,690

      The above table does not give effect to the following transactions which have occurred or are expected to occur subsequent to December 31, 2005:

•	An increase in debt of our subsidiaries as of April 1, 2006 as compared to December 31, 2005 of approximately $6,500,000 payable at various times through 2012 which have interest rates of between approximately 4% to 8% annually.

•	On April 14, 2006, we acquired Huntair and Cleanpak. The acquisition of these subsidiaries resulted in us borrowing approximately $40,000,000 of cash under Nortek’s revolving credit facility, all of which remains outstanding as of May 12, 2006, and issuing unsecured 6% subordinated notes totaling $10,000,000 due April 2008.

•	On May 1, 2006, we borrowed approximately $5,000,000 under Nortek’s revolving credit facility for working capital needs, which remains outstanding as of May 12, 2006.

•	On May 10, 2006, NTK Holdings entered into the new senior unsecured loan facility providing for borrowings in an aggregate principal amount of $205,000,000. The entire aggregate principal amount of the new senior unsecured loan facility will be repaid with the proceeds from this offering.

•	The expected payment to THL in the amount of $ in connection with the termination of our management agreement immediately following the offering.

•	The use of the net proceeds from the offering to (1) redeem all of Nortek’s remaining outstanding 9 7/8% senior discount notes, (2) redeem a portion of NTK Holdings’ outstanding 10 3/4 % senior discount notes and (3) repay a portion of the term loan under Nortek’s senior secured credit facility, in each case as described under “Use of Proceeds.”

      We expect to meet our cash flow requirements for fiscal 2006 from cash from operations, existing cash and cash equivalents and the use of our senior secured credit facility.
      Unrestricted cash and cash equivalents decreased from approximately $77,200,000 at December 31, 2005 to approximately $70,200,000 as of April 1, 2006. We have classified as restricted certain cash and cash equivalents that are not fully available for use in our operations. As of April 1, 2006, approximately $4,018,000 (all of which is included in long-term assets) of cash and cash equivalents are held primarily as collateral to fund future capital expenditures within our segments, as well as for insurance and letter of credit requirements.
      Capital expenditures were approximately $12,100,000 (none of which were financed under a capital lease) for the first quarter of 2006 as compared to approximately $5,600,000 (of which approximately $1,900,000 was financed under a capital lease) for the first quarter of 2005. Capital expenditures were approximately $33,700,000 for the year ended December 31, 2005 and are expected to be approximately $45,000,000 in 2006. Under Nortek’s amended senior secured credit facility, capital expenditures are limited to approximately $65,000,000 in 2006.
      Our working capital increased from approximately $283,600,000 as of December 31, 2005 to approximately $309,400,000 as of April 1, 2006, while the current ratio remained consistent at 1.8:1. This increase in working capital for the first quarter of 2006 was primarily as a result of seasonal increases in accounts receivable and inventory and a reduction in accrued expenses, which was partially offset by an increase in accounts payable.
      Accounts receivable increased approximately $30,700,000, or approximately 11.3%, between December 31, 2005 and April 1, 2006, while net sales increased approximately $31,200,000, or approximately 6.2%, in the first quarter of 2006 as compared to the fourth quarter of 2005. These increases are primarily a result of increased sales levels, timing of cash collections and acquisitions. Acquisitions contributed approximately $7,500,000 to the increase in net sales in the first quarter of 2006 as compared to the fourth quarter of 2005 and approximately $6,700,000 to the increase in accounts receivable as of April 1, 2006. The rate of change in accounts receivable in certain periods may be different than the rate of change in sales in such periods principally due to the timing of net sales. Increases or decreases in net sales near the end of any period generally result in significant changes in the amount of accounts receivable on the date of the balance sheet at the end of such period, as was the situation on April 1, 2006 as compared to December 31, 2005. We did not experience any significant overall changes in credit terms, collection efforts, credit utilization or delinquency in accounts receivable in the first quarter of 2006.
      Inventories increased approximately $13,500,000, or approximately 5.6%, between December 31, 2005 and April 1, 2006 primarily as a result of increased inventory levels, in part, due to strong demand of certain product categories, and acquisitions which contributed approximately $3,100,000 to the increase as of April 1, 2006.

      Accounts payable increased approximately $21,500,000, or approximately 13.5%, between December 31, 2005 and April 1, 2006 due primarily to increased inventory levels and timing of payments. Acquisitions contributed approximately $3,500,000 to the increase in accounts payable as of April 1, 2006.
      Changes in certain working capital accounts, as noted above, between December 31, 2005 and April 1, 2006, differ from the changes reflected in the Company’s Unaudited Condensed Consolidated Statement of Cash Flows for such period as a result of the specific items mentioned in the three preceding paragraphs and from other non-cash items, including among others, the effect of changes in foreign currency exchange rates.
      Unrestricted cash and cash equivalents decreased approximately $7,017,000, $17,780,000 and $106,995,000 for the three months ended April 1, 2006, the year ended December 31, 2005 and for the period from August 28, 2004 to December 31, 2004, respectively, and increased approximately $7,830,000 for the period from January 1, 2004 to August 27, 2004, principally as a result of the following:

	Condensed Consolidated Cash Flows(1)

	January 1, 2006-	January 1, 2005-	August 28, 2004-	January 1, 2004-
	April 1, 2006	December 31, 2005	December 31, 2004	August 27, 2004

	(Amounts in thousands)
Operating Activities:
Cash flow from operations, net	42,472	$156,757	$23,632	$34,246
Change in accounts receivable, net	(23,400)	(37,322)	26,911	(26,921)
Change in inventories	(10,183)	(24,290)	1,556	(34,337)
Change in prepaids and other current assets	775	(5,153)	6,164	(14,363)
Change in accounts payable	16,934	20,671	(34,112)	52,669
Change in accrued expenses and taxes	(16,617)	11,696	42,149	22,774
Change in long-term deferred compensation	755	(57,737)	—	—
Change in assets and liabilities of discontinued operations	—	—	—	135
Investing Activities:
Capital expenditures	(12,106)	(28,890)	(13,476)	(11,848)
Net cash paid for businesses acquired	(7,900)	(117,200)	(15,500)	(16,500)
Purchase of outstanding equity shares of the former Nortek Holdings by Thomas H. Lee Partners, L.P. and affiliates	—	—	(706,189)	—
Payment of Acquisition fees and expenses	—	—	(47,500)	—
Purchase of investments and marketable securities	—	—	—	(5,000)
Proceeds from the sale of investments and marketable securities	—	—	—	5,000
Investing cash flows of discontinued operations	—	—	—	1,756
Proceeds from the sale of discontinued businesses	—	—	—	526,000
Proceeds from the sale of property and equipment	129	10,750	7,805	324
Change in restricted cash and investments	(3)	(186)	(202)	(103)

	Condensed Consolidated Cash Flows(1)

	January 1, 2006-	January 1, 2005-	August 28, 2004-	January 1, 2004-
	April 1, 2006	December 31, 2005	December 31, 2004	August 27, 2004

	(Amounts in thousands)
Financing Activities:
Change in borrowings, net	4,332	(8,324)	920	(5,370)
Sale of NTK Holdings’ 10 3/4 % senior discount notes	—	244,708	—	—
Dividend to THL-Nortek Investors, LLC	—	(186,970)	—	—
Sale of floating rate notes	—	—	—	196,000
Redemption of notes	—	—	(919,300)	(716,700)
Net proceeds from the sale of Nortek’s 8 1/2 % senior subordinated notes	—	—	600,873	—
Net proceeds from borrowings under Nortek’s senior secured credit facility	—	—	680,823	—
Equity investment by Thomas H. Lee Partners, L. P. and affiliates	—	—	361,841	—
Settlement of stock options	—	—	(113,032)	—
Financing cash flows of discontinued operations	—	—	—	(97)
Other, net	(2,205)	3,710	(10,358)	165

	$(7,017)	$(17,780)	$(106,995)	$7,830

(1)	Summarized from our consolidated statement of cash flows for the first quarter ended April 1, 2006, the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004 and from January 1, 2004 to August 27, 2004.
      The impact of changes in foreign currency exchange rates on cash was not material and has been included in Other, net.
      Income tax payments, net of refunds were approximately $2,400,000 for the first quarter of 2006 and approximately $15,900,000 in 2005. As of December 31, 2005, we have approximately $37,000,000 of foreign net operating loss carryforwards that if utilized would offset future foreign tax payments. In addition, we have a federal net operating loss carryforward of approximately $9,100,000 (tax effect of $3,200,000) and an alternative minimum tax credit carryforward of approximately $3,000,000 as of December 31, 2005.
      We use EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. See “— Results of Operations” for operating performance measure disclosures with respect to EBITDA and a reconciliation from net earnings (loss) to EBITDA.
      EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under GAAP and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company’s cash flow performance thereby limiting its usefulness when evaluating our cash flow performance. We use a significant amount of capital assets and capital expenditures are a significant component of our annual cash expenditures and therefore their exclusion from EBITDA is a material limitation. We have significant working capital requirements during the year due to the seasonality of our business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. We have a significant amount of debt and we have significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. We generally pay significant U.S. federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of our cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, our definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of our cash flows as reported under GAAP.
      Our management uses EBITDA as a supplementary non-GAAP liquidity measure to allow us to evaluate our operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among our businesses, to identify possible impairment charges, to evaluate our ability to service our debt and to raise capital for growth opportunities, including acquisitions. In addition, we use EBITDA as a liquidity measure in financial presentations to our board of directors, shareholders, various banks participating in our senior secured credit facility, note holders and bond rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of our cash flow performance. We use EBITDA in conjunction with traditional GAAP liquidity measures as part of our overall assessment of cash flow ability and therefore does not place undue reliance on EBITDA as our only measure of cash flow performance.
      We believe EBITDA is useful for both us and investors as it is a commonly used analytical measurement for assessing a company’s cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. We believe that EBITDA is specifically relevant to us due to our leveraged position as well as the common use of EBITDA as a liquidity measure within our industries by lenders, investors, others in the financial community and peer group companies. We have included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed earlier in this Liquidity and Capital Resources section for a complete evaluation of our cash flow performance.

      The following table presents a reconciliation from net cash provided by (used in) operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the periods presented:

	For the Periods

	Post-Acquisition			Pre-Acquisition		Pre-Recapitalization

	Jan. 1, 2006-	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	April 1, 2006	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Net cash provided by (used in) operating activities(1)	$10,040	$70,721	$56,205	$35,038	$146,242	$(5,352)
Effect of changes in working capital and other long-term asset and liability changes	32,432	86,036	(32,573)	(792)	(16,063)	12,853
Non-cash interest expense, net	(8,705)	(29,913)	(4,096)	(24,671)	(6,352)	(125)
Effect of the Acquisition, net	—	—	—	(38,423)	—	—
Effect of the Recapitalization, net	—	—	—	—	—	(62,397)
Non-cash stock-based compensation expense	(83)	(324)	(108)	(48,561)	(2,071)	—
(Loss) gain on sale of property and equipment	(134)	1,549	—	—	—	—
Loss from debt retirement	—	—	—	(130,736)	—	—
Gain on sale of discontinued operations	—	—	—	125,200	—	—
Deferred federal income tax (provision)benefit from continuing operations	(3,500)	(25,300)	(1,000)	46,900	4,800	(5,900)
Operating cash flows from discontinued operations	—	—	—	(532)	(20,049)	(334)
Deferred federal income tax benefit (provision) from discontinued operations	—	—	—	18,500	(500)	—
Provision (benefit) for income taxes from continuing operations	11,300	43,200	3,500	(41,400)	41,400	(21,800)
Provision (benefit) for income taxes from discontinued operations	—	—	500	45,500	7,400	(600)
Interest expense from continuing operations(2)	36,124	138,578	42,487	56,073	57,376	1,049
Interest expense from discontinued operations	—	—	—	4,609	38,984	1,239
Investment income from continuing operations	(708)	(1,818)	(325)	(1,520)	(1,482)	(119)
Investment income from discontinued operations	—	—	—	(52)	(196)	(2)
Depreciation expense from discontinued operations	—	—	—	1,212	10,929	250
Amortization expense from discontinued operations	—	—	—	201	5,327	73

EBITDA	76,766	$282,729	$64,590	$46,546	$265,745	$(81,165)

(1)	Net cash provided by (used in) operating activities includes approximately $(500,000), $67,400,000, $12,100,000 and $(1,000,000) of earnings (loss) from discontinued operations for the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003, respectively.

EBITDA for the period from January 1, 2004 to August 27, 2004 includes approximately $83,700,000 (which includes approximately $45,200,000 of the $48,500,000 of stock-based compensation expense noted above) of expenses and charges arising from the Acquisition and approximately $130,700,000 of loss on debt retirement, which are recorded in earnings (loss) from continuing operations. EBITDA for the period from January 1, 2004 to August 27, 2004 also includes approximately $6,400,000 of stock-based employee compensation charges related to the former Nortek Holdings’ stock options retained by employees of Ply Gem subsequent to the sale of Ply Gem, which are recorded in earnings from discontinued operations.

EBITDA for the period from January 1, 2003 to January 9, 2003 includes approximately $83,000,000 of expenses and charges arising from the Recapitalization and for the period from January 10, 2003 to December 31, 2003 includes approximately $2,000,000 of stock-based compensation, both of which are recorded in earnings (loss) from continuing operations. EBITDA for the period from January 10, 2003 to December 31, 2003 includes approximately $100,000 of stock-based compensation in earnings from discontinued operations.

(2)	Interest expense from continuing operations for the first quarter ended April 1, 2006 includes cash interest of approximately $27,419,000 and non-cash interest of approximately $8,705,000, interest expense from continuing operations for the year ended December 31, 2005 includes cash interest of approximately $108,665,000 and non-cash interest of approximately $29,913,000, interest expense from continuing operations for the period from August 28, 2004 to December 31, 2004 includes cash interest of approximately $38,391,000 and non-cash interest of approximately $4,096,000, interest expense from continuing operations for the period from January 1, 2004 to August 27, 2004 includes cash interest of approximately $31,402,000 and non-cash interest of approximately $24,671,000, interest expense from continuing operations for the period from January 10, 2003 to December 31, 2003 includes cash interest of approximately $51,024,000 and non-cash interest of approximately $6,352,000 and interest expense from continuing operations for the period from January 1, 2003 to January 9, 2003 includes cash interest of approximately $924,000 and non-cash interest of approximately $125,000.

Inflation, Trends and General Considerations
      We have evaluated and expect to continue to evaluate possible acquisition transactions and the possible disposition of certain of our businesses on an ongoing basis and at any given time may be engaged in discussions or negotiations with respect to possible acquisitions or dispositions.
      Our performance is dependent to a significant extent upon the levels of new residential construction, residential remodeling and replacement and non-residential construction, all of which are affected by such factors as interest rates, inflation, consumer confidence and unemployment.
      The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States where inclement weather during the winter months usually reduces the level of building activity and remodeling and replacement activity in both the home improvement and new construction markets. Our lower sales levels historically have occurred during the first and fourth quarters. Since a high percentage of our manufacturing overhead and operating expenses are relatively fixed throughout the year, operating earnings and net earnings tend to be lower in quarters with lower sales levels. In addition, the demand for cash to fund the working capital of our subsidiaries is greater from late in the first quarter until early in the fourth quarter.
      Effective January 23, 2006, the minimum seasonal energy efficiency ratio for residential central air conditioners and heat pumps was raised to 13 SEER by the Department of Energy.

The prior minimum was 10 SEER. We have not experienced and do not expect any significant adverse effect on our business subsequent to January 23, 2006 as a result of the increase in the minimum SEER rating.
      As of April 1, 2006, approximately 9.6% of our workforce was subject to various collective bargaining agreements.
      On June 8, 2005, our collective bargaining agreement with the United Automobile Aerospace & Agricultural Implement Workers of America and its Local No. 2029 expired. That agreement is estimated, at April 1, 2006, to cover approximately 4.3% of our employees (417 employees) which are located at the Cincinnati, OH location of our subsidiary NuTone, Inc. We have presented our final proposal to the union bargaining committee, but such proposal was not accepted by the union members. On July 16, 2005, we locked out the union employees at the NuTone Cincinnati, OH facility. On September 6, 2005, we notified the union bargaining committee that negotiations had reached an impasse and that it was unilaterally implementing the terms of its final offer. On March 6, 2006, we received notice that the union filed an unfair labor practice charge with a Regional Office of the NLRB claiming that we had not bargained to impasse and that, from and after September 6, 2005, we had failed to bargain collectively and in good faith. On April 28, 2006, the Regional Director dismissed the charge. The union had until May 11, 2006 to file an appeal with the Office of Appeals of the NLRB’s General Counsel’s Office. It is unknown at this time if the union filed an appeal. Our management has provided temporary manufacturing support which is designed to ensure that operational disruptions are minimized and our customers’ needs are met without significant delay. NuTone’s operating results are included in our Residential Ventilation Products segment.
      A work stoppage at one of our facilities that lasts for a significant period of time could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs. A plant shutdown or a substantial modification to a collective bargaining agreement could result in material gains and losses or the recognition of an asset impairment. As agreements expire, until negotiations are completed, it is not known whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements or at all and without production interruptions, including labor stoppages.

Market Risk
      As discussed more specifically below, we are exposed to market risks related to changes in interest rates, foreign currencies and commodity pricing. We do not use derivative financial instruments, except, on a limited basis to periodically mitigate certain economic exposures. We do not enter into derivative financial instruments or other financial instruments for trading purposes.
     Interest Rate Risk
      We are exposed to market risk from changes in interest rates primarily through our investing and borrowing activities. In addition, our ability to finance future acquisition transactions may be impacted if we are unable to obtain appropriate financing at acceptable interest rates.
      Our investing strategy, to manage interest rate exposure, is to invest in short-term, highly liquid investments and marketable securities. Short-term investments primarily consist of federal agency discount notes, treasury bills and bank issued money market instruments with original maturities of 90 days or less. As of April 1, 2006, the fair value of our unrestricted and restricted investments and marketable securities was not materially different from their cost basis.
      We manage our borrowing exposure to changes in interest rates by optimizing the use of fixed rate debt with extended maturities. As of April 1, 2006, approximately 57.5% of the carrying values of our long-term debt was at fixed interest rates.

     Foreign Currency Risk
      Our results of operations are affected by fluctuations in the value of the U.S. dollar as compared to the value of currencies in foreign markets primarily related to changes in the Euro, the Canadian Dollar and the British Pound. In 2005, the net impact of foreign currency changes was not material to our financial condition or results of operations. The impact of foreign currency changes related to translation resulted in an increase in stockholder’s investment of approximately $543,000 for the first quarter of 2006 and a decrease in stockholder’s investment of approximately $1,659,000 for the year ended December 31, 2005. We manage our exposure to foreign currency exchange risk principally by trying to minimize our net investment in foreign assets, including, the use of strategic short and long-term borrowings at the foreign subsidiary level. Consistent with this strategy, notes payable and other short-term obligations at December 31, 2005 consist primarily of short-term borrowings by certain of our foreign subsidiaries. As of December 31, 2005, our net investment in foreign assets was approximately $127,600,000. An overall unfavorable change in foreign exchange rates of 10% would result in an approximate $11,600,000 reduction in equity as a result of the impact on the cumulative translation adjustment. We generally do not enter into derivative financial instruments to manage foreign currency exposure. As of April 1, 2006, we did not have any significant outstanding foreign currency hedging contracts.
     Commodity Pricing Risk
      We are subject to significant market risk with respect to the pricing of our principal raw materials, which include, among others, steel, copper, packaging material, plastics, glass and aluminum. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to our customers and, as a result, gross margins could decline significantly. We manage our exposure to commodity pricing risk by continuing to diversify our product mix, strategic buying programs and vendor partnering.
      We generally do not enter into derivative financial instruments to manage commodity-pricing exposure. As of April 1, 2006, we did not have any material outstanding commodity forward contracts.
     Long-term Debt
      The table that follows sets forth as of December 31, 2005, our long-term debt obligations, principal cash flows by scheduled maturity, weighted average interest rates and estimated fair market values. Less than approximately 1.0% of our total long-term indebtedness as of December 31, 2005 was denominated in foreign currencies. The weighted average interest rates for variable rate debt are based on December 31, 2005 interest rates.

	Scheduled Maturity			Average Interest Rate

	Fixed	Variable		Fixed	Variable
Year-Ending	Rate	Rate	Total	Rate	Rate	Total

	(Dollar amounts in millions)
December 31, 2006	$6.5	$8.3	$14.8	6.2%	7.1%	6.7%
2007	9.7	8.6	18.3	6.2	6.4	6.3
2008	1.4	8.6	10.0	6.9	6.4	6.4
2009	1.5	8.6	10.1	6.9	6.4	6.5
2010	1.7	171.1	172.8	7.0	6.9	6.9
Thereafter	921.2	496.2	1,417.4	9.2	6.9	8.4

Total Long-term Debt as of December 31, 2005(1)	$942.0	$701.4	$1,643.4	9.1%	6.9%	8.1%

Fair Market Value of Long-Term Debt as of December 31, 2005	$900.6	$701.4	$1,602.0

(1)	Includes NTK Holdings’ 10 3/4% senior discount notes with an aggregate principal amount at maturity of approximately $403,000,000 due on March 1, 2014. The carrying value of the 10 3/4 % senior discount notes was approximately $274,597,000 as of December 31, 2005, which is being accreted to the principal amount through September 2009.
Includes Nortek’s senior subordinated notes with a total principal amount of approximately $634,965,000 and a weighted average fixed interest rate of 8.5% per annum. The senior subordinated notes mature at various times from 2011 through 2014.
Also includes Nortek’s senior secured term loan with a total principal amount of approximately $691,250,000 and a weighted average variable interest rate of approximately 6.9% per annum. Our senior secured term loan matures at various times through 2011.
      The above table does not give effect to the following transactions which have occurred or are expected to occur subsequent to December 31, 2005:

•	An increase in debt of our subsidiaries as of April 1, 2006 as compared to December 31, 2005 of approximately $6,500,000 payable at various times through 2012 which have interest rates of between approximately 4% to 8% annually.

•	On April 14, 2006, we acquired Huntair and Cleanpak. The acquisition of these subsidiaries resulted in us borrowing approximately $40,000,000 of cash under Nortek’s revolving credit facility, all of which remains outstanding as of May 12, 2006, and issuing unsecured 6% subordinated notes totaling $10,000,000 due April 2008.

•	On May 1, 2006, we borrowed approximately $5,000,000 under Nortek’s revolving credit facility for working capital needs, which remains outstanding as of May 12, 2006.

•	On May 10, 2006, NTK Holdings entered into the new senior unsecured loan facility providing for borrowings in an aggregate principal amount of $205,000,000. The entire aggregate principal amount of the new senior unsecured loan facility will be repaid with the proceeds from this offering.

•	The use of the net proceeds from the offering to (1) redeem all of Nortek’s remaining outstanding 9 7/8% senior discount notes, (2) redeem a portion of NTK Holdings’ outstanding 10 3/4 % senior discount notes and (3) repay a portion of the term loan under Nortek’s senior secured credit facility, in each case as described under “Use of Proceeds.”

INDUSTRY OVERVIEW
      Sales of our products are affected by the level of residential improvement and repair activity and the level of new residential construction. In addition, sales of our commercial HVAC products are affected by the level of private commercial construction activity. The following discussion provides an overview of U.S. residential improvement and repair activity and domestic new residential construction activity, as well as a discussion of the principal markets in which our operating segments compete.
Residential Improvement and Repair Activity
      Based on data from the U.S. Census Bureau, total residential improvement and repair expenditures in 2005 were estimated to be $215 billion. Residential improvement and repair expenditures in the United States are typically less cyclical than the level of residential new construction activity and, according to data from the U.S. Census Bureau, have grown at a 5.6% CAGR from 1995 to 2005. We believe that this growth has largely been the result of the following factors:

•	aging of the U.S. housing stock,

•	increased home ownership rates in the United States,

•	increased average size of U.S. homes,

•	elections by baby boomers to upgrade their existing residences rather than move to new homes, and

•	decisions by new homeowners to customize recently purchased homes.

      Based on data from the U.S. Census Bureau and the NAHB, residential improvement and repair expenditures are forecasted to grow at a CAGR of 9.5% from 2005 through 2008.
National expenditures for residential improvements and repairs
      In addition, we expect the continued aging in the existing U.S. housing stock, which is estimated at more than 120 million housing units by the NAHB, to generate continued growth in residential improvement and repair expenditures. The Harvard University Joint Center for Housing Studies reports that the median age of an existing home in the United States was 32 years in 2003 and is rising. Owners of older homes often choose to upgrade kitchens or bathrooms, expand family rooms or master bedrooms and install updated heating and cooling systems.

Residential New Construction Activity
      New housing starts have grown rapidly over the past ten years, growing at a CAGR of 4.3% from 1995 through 2005, according to data from the U.S. Census Bureau. We believe that this growth has been the result of the following trends in this period:

•	increased home ownership rates, primarily due to new household formations and immigration trends,

•	relatively high levels of employment and consumer confidence,

•	affordable mortgage rates and increased financing options for buyers,

•	expansion of the secondary market for mortgage loans, which provides liquidity in the housing finance market,

•	aging in the U.S. housing stock spurring replacement demand,

•	increased second and third home ownership rates, and

•	an aging U.S. population with higher accumulated household wealth.

U.S. housing starts
      The NAHB forecasts new housing starts in the United States to decline moderately from 2006 through 2007, but to remain above the 1.7 million average annual number of U.S. housing starts from 1995 through 2005. In addition, according to the Harvard University Joint Center for Housing Studies, household growth and replacement demand will support the construction of as many as 20 million new homes over the next 10 years. We believe that the trends described above have helped limit volatility in recent years and, despite the forecasted decline in U.S. housing starts in the next few years, to the extent these trends continue, will continue to make the industry less volatile than it was during earlier cyclical downturns.
Residential Ventilation Product Market
      Residential ventilation products include room and whole house ventilation products, including kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products. The global residential ventilation market is supplied by a diverse group of primarily U.S., European and Chinese manufacturers who compete based on a number of factors, including brand name recognition, new product introduction, pricing and distribution. Sales of residential ventilation products depend in large part upon the level of residential improvement and repair expenditures and the level of residential new construction activity.

      Range hoods and exhaust fans constitute the largest portion of our sales of residential ventilation products. In 2005, we estimate that approximately 3.6 million range hoods and 14 million exhaust fans were sold in the United States, and that a majority of these sales were into the residential improvement and repair markets. In addition, Appliance Magazine estimates that, based upon product life expectancy rates, 2.5 million existing range hoods will need to be replaced in the United States in 2006. In the U.S. new home construction market, we estimate that approximately 40% of new homes built in 2005 included a range hood, and 90% of new homes built in 2005 contained at least one exhaust fan.
Home Technology Products Market
      We sell a wide variety of home technology products in our HTP segment, with our most significant product lines being audio/video distribution and control equipment, and speakers and subwoofers. The North American market for custom installed audio/visual and home theatre products is relatively young and highly fragmented. In 2005, the total value (based on dealer cost) of the product categories that we offer sold into the custom electronics channel was approximately $2.3 billion, according to CEPro and EH Research. We believe that sales of these products have grown significantly from 2004 to 2005, as evidenced by the 18% increase in revenues of U.S. installers over this period, according to research by Parks Associates. We believe that growth in the home technology market has been driven by continued advancements in audio/video and home theatre technology. In particular, many consumers are installing high-quality home entertainment systems, which include flat-screen televisions, whole house audio and other features. For example, according to the Consumer Electronics Association, unit sales of plasma and LCD televisions, which we believe contribute to demand for our HTP products, are expected to grow at a CAGR of 39% from 2005 to 2009. Historically, the penetration into the residential new construction market of the types of home technology products we sell has been low. However, the percentage of new homes that include these products has increased in recent periods. For example, based on a survey of homebuilders that offer home technology products, the installation rates in new home construction for multi-room audio systems in the U.S. increased from 8.6% to 15.0% between 2002 and 2005, according to the Consumer Electronics Association and the NAHB.
Air Conditioning and Heating Products Market

Residential HVAC
      The U.S. residential HVAC market is a mature and consolidated market, with an estimated $5 billion in annual sales in 2004, according to the Freedonia Group. Sales in this market have been primarily generated by replacement products, accounting for approximately 75% of industry sales in 2004 according to the Freedonia Group. Spending for residential HVAC products has been driven primarily by increased replacement rates, as the U.S. housing stock continues to age and consumers upgrade to more energy efficient products, as well as by trends in residential construction spending. According to the Air Conditioning and Refrigeration Institute, shipments of air conditioners and heat pumps increased 16.2% in 2005 as compared to levels in 2004. The following table sets forth air conditioner and heat pump shipments from 1995 through 2005:
Air conditioner and heat pump shipments
      A significant portion of our sales of residential HVAC products are to the manufactured housing market. While industry shipments of manufactured homes decreased 61% from 340,000 homes in 1995 to 131,000 homes in 2004, industry shipments have rebounded somewhat to 147,000 homes in 2005, a 12.2% increase over 2004 levels, in each case according to the U.S. Census Bureau.

Commercial HVAC
      The market for commercial HVAC products is divided into standard and custom-designed equipment. Standard equipment suppliers generally have a larger share of the overall commercial HVAC market than custom-designed equipment suppliers, like us, due to the substantially lower initial prices of their products. However, the manner of construction and timing of installation can often favor custom-designed systems, which can be more cost effective over the life of the building. The U.S. commercial HVAC industry is largely dependent on commercial construction levels for driving sales growth. The U.S. commercial construction market has experienced a cyclical downturn since 2001, with private non-residential construction spending falling from $275 billion in 2000 to $226 billion in 2003, but has rebounded somewhat, showing partial recovery to $247 billion in 2005, in each case according to the U.S. Census Bureau.

BUSINESS
Overview
      We are a leading diversified manufacturer of innovative, branded residential and commercial products, operating within three reporting segments:

•	the Residential Ventilation Products, or RVP, segment,

•	the Home Technology Products, or HTP, segment, and

•	the Air Conditioning and Heating Products, or HVAC, segment.
      Through these segments, we manufacture and sell, primarily in the United States, Canada and Europe, a wide variety of products for the professional remodeling and replacement markets, the residential and commercial construction markets, the manufactured housing market and the do-it-yourself, or DIY, market.
Our Competitive Strengths
      We believe our competitive strengths include:
      Premier Diversified Industrial Company. We are a diversified manufacturer of a broad array of residential and commercial products for a wide range of end markets, many of which have leading market positions. We own and license a large portfolio of widely-recognized brand names. We focus on providing high-quality, innovative products and excellent service. We have established extensive, multi-tiered distribution channels and have achieved strong organic growth in each of our segments. We have augmented our growth with a number of strategic and successful acquisitions, primarily in our HTP segment, which we have funded with cash flow generated by our RVP segment and, to a lesser extent, our HVAC segment.
      Leading Market Positions and Brands. We are currently one of the world’s largest suppliers of residential range hoods and residential exhaust fans, and are the largest supplier of these products in North America. We are one of the largest suppliers of residential HVAC products for manufactured homes in the United States and Canada, and are among the largest suppliers of custom-designed commercial HVAC products in the United States. We own and license widely-recognized brand names across all of our business segments, which we believe facilitates the rapid introduction of new products and the extension of existing product lines. Certain of our consumer brands have been in existence for over 60 years and have substantial brand equity.
      Focus on the Remodeling and Replacement Markets. We estimate that a majority of our sales are to the home remodeling and replacement markets, rather than the new home construction market. Based on data from the U.S. Census Bureau, total residential improvement and repair expenditures in 2005 were estimated to be $215 billion. Residential improvement and repair expenditures are typically less cyclical than the level of new construction activity. We believe that this stability has been driven by the continued aging of the U.S. residential housing stock and consumers’ desire to add value to their home investment, among other things. Based on data from the U.S. Census Bureau and the National Association of Home Builders, total residential improvement and repair expenditures are projected to grow at a compound annual growth rate, or CAGR, of 9.5% from 2005 through 2008.
      History of Strong Growth and Financial Performance. From 2001 through 2005, our net sales grew at a CAGR of approximately 11%, and our operating earnings grew at a CAGR of approximately 21%. Our net sales and operating earnings for the three months ended April 1, 2006 increased by 23% and 58%, respectively, from the corresponding amounts for the three months ended April 2, 2005. We achieved this growth through a dedicated focus on our operating strategy and an active and targeted acquisition strategy. In particular, our HTP segment has experienced strong growth and profit, generating revenue and operating earnings CAGRs of approximately 69% and 79%, respectively, from 2003 through 2005.
      Strong Cash Flow Generation. We have generated strong cash flow from operations as a result of our EBITDA growth, expanding EBITDA margins and low capital expenditure requirements. Our EBITDA margins increased to 14.4% in 2005 from 13.8% in 2001. In addition, capital expenditures have historically been low, totaling approximately 2% of net sales per year since 2001. Our strong cash flow gives us the ability to reinvest in our business, through both acquisitions and new product development, and to reduce our indebtedness.
      Proven Track Record of Strategic Acquisitions and Effective Integration. We have demonstrated the ability to continually identify, execute and integrate acquisitions across all of our business segments, having acquired 20 companies since 1998. We have quickly and successfully integrated new businesses while reducing costs, in many cases by moving production or sourcing of materials to manufacturing operations in China. In our Home Technology Products segment in particular, we focus on strategic acquisitions of companies with similar or complementary products and distribution channels as an important part of our growth strategy. We have completed and successfully integrated 11 acquisitions within this segment during the past three years.
      Experienced Management Team Aligned with Stockholders. Our operations are managed by an experienced and value-driven management team at both the corporate and divisional levels with a proven record of growing our business organically, reducing overhead, rationalizing costs and integrating acquisitions. Our management team has demonstrated the ability to successfully operate our business through market cycles and under a leveraged capital structure. Our executive officers and the heads of our operating segments have an average of over 15 years experience with us. In the aggregate, our executive officers and the heads of our operating segments own equity interests in our parent company representing beneficial ownership of approximately 27% of our common stock before this offering, and will own approximately           % of our common stock after this offering (or           % if the underwriters’ over-allotment option is exercised in full), in all cases on a fully diluted basis.
Our Business Strategy
      The key elements of our strategy include:
      Expand and Capitalize on Home Technology Growth Platform. We have created a Home Technology Products segment that has grown rapidly and is highly profitable. Growth in this segment has been driven by both strong organic growth and acquisitions. With this established platform that spans multiple product offerings, we plan to leverage our dealer and distributor relationships to cross-brand and cross-sell our product lines to generate additional organic growth. Furthermore, we have been successful at deploying our strong cash flow to fund acquisition growth in our HTP segment.
      Continue to Bring Innovative New Products to Market. We have a history of successfully developing and branding new products and marketing them to customers. We have been able to continually recognize market needs and create products that address these opportunities and that are well accepted. We recently introduced our QT series of ultra-quiet exhaust fans, which generated net sales of $42.9 million during 2005, its first full year in the market. In addition, we successfully transitioned our residential central air conditioners and heat pumps in our HVAC segment to the generally higher-priced federally mandated 13 seasonal energy efficiency ratio, or SEER, minimum efficiency standard with minimal manufacturing interruptions.
      Leverage Well-Known Brand Names through Cross-Branding and Cross-Selling. Our products are marketed through our portfolio of widely-recognized brand names. We use these brand names to facilitate the rapid introduction of new products and to extend existing product lines. Additionally, we continue to capitalize on our dealers’ and distributors’ desire to carry many of our leading branded products, and are able to drive additional product lines through our distribution channels and sell a wider portfolio of products to our customers.
      Selectively Pursue Acquisitions. We have demonstrated the ability to continually identify, execute and integrate acquisitions across all of our business segments, having acquired 20 companies since 1998. We continually evaluate a wide variety of acquisition opportunities, which can provide scale, enhance product offerings and expand our geographic presence, while also providing opportunities to expand customer relationships, obtain cost savings and generate other synergies.
      Further Leverage Our Low Cost Manufacturing Base. Our manufacturing strategy focuses on providing high quality products at low costs. We source an increasing amount of our raw materials and components from lower cost regions. To further reduce costs we are positioning ourselves to be able to move certain manufacturing and production to our existing locations in China and to other lower cost regions such as Poland. Additionally, we began implementing Demand Flow Technology practices in the early 1990s at a number of our manufacturing facilities. This program, now being implemented across our company, allows us to manufacture products according to actual demand, rather than manufacturing to forecast, providing us with greater product quality, increased manufacturing efficiency and flexibility, improved response time to our customers and lower working capital needs.
Our Business Segments

Residential Ventilation Products Segment
      Our Residential Ventilation Products segment primarily manufactures and distributes room and whole house ventilation products and other products primarily for the professional remodeling and replacement markets, residential new construction market and DIY market. The principal products of the segment, which are sold under the Broan®, NuTone®, Venmar® and Best® brand names, among others, are:

•	kitchen range hoods,

•	exhaust fans (such as bath fans and fan, heater and light combination units), and

•	indoor air quality products.
      We are one of the world’s largest suppliers of residential range hoods and exhaust fans, and are the largest supplier of these products in North America. We are also one of the leading suppliers in Europe of luxury “Eurostyle” range hoods. Our kitchen range hoods expel grease, smoke, moisture and odors from the cooking area and are offered under an array of price points and styles from economy to upscale models. The exhaust fans we offer are primarily used in bathrooms to remove odors and humidity and include combination units, which may have lights, heaters or both. Our range hood and exhaust fan products are differentiated on the basis of air movement as measured in cubic feet per minute and sound output as measured in sones. Our range hood and exhaust fan products, as well as our indoor air quality products, are certified by the Home Ventilating Institute in the United States.
      Our sales of kitchen range hoods and exhaust fans accounted for approximately 15.9% and 14.7%, respectively, of our consolidated net sales in 2005, 18.6% and 17.0%, respectively, of our consolidated net sales in 2004 and 18.6% and 17.4%, respectively, of our consolidated net sales in 2003.
      We are one of the largest suppliers in North America of indoor air quality products, which include air exchangers, as well as heat or energy recovery ventilators (HRVs and ERVs) that provide whole house ventilation. These systems bring in fresh air from the outdoors while exhausting stale air from the home. Both HRVs and ERVs moderate the temperature of the fresh air by transferring heat from one air stream to the other. In addition, ERVs also modify the humidity content of the fresh air. We also sell powered attic ventilators, which alleviate heat build up in attic areas and prevent deterioration of roof structures.
      Since the late 1970s, homes have been built more airtight and insulated in order to increase energy efficiency. According to published studies, this trend correlates with an increased incidence of respiratory problems such as asthma and allergies in individuals. In addition, excess moisture, which may be trapped in a home, has the potential to cause significant deterioration to the structure and interiors of the home. Proper intermittent ventilation in high concentration areas such as kitchens and baths as well as whole house ventilation will mitigate these problems.
      We sell other products in this segment, including among others, door chimes, medicine cabinets, trash compactors, ceiling fans and central vacuum systems, by leveraging our strong brand names and distribution network.
      We sell the products in our RVP segment to distributors and dealers of electrical and lighting products, kitchen and bath dealers, retail home centers and original equipment manufacturers under the Broan®, NuTone®, Venmar® and Best® brand names, among others. Private label customers accounted for approximately 21.7% of the net sales of this segment in 2005.
      A key component of our operating strategy for this segment is the introduction of new products and innovations, which capitalize on the strong brand names and the extensive distribution system of the segment’s businesses. These include the new QT series of ultra-quiet exhaust fans with new grille styles, decorative and recessed fan/ light combination units, as well as high performance range hoods used in today’s “gourmet” kitchen environments. We believe that our variety of product offerings and new product introductions help us to maintain and improve our market position for our principal products. At the same time, we believe that our status as a low-cost producer provides us with a competitive advantage.
      Our primary residential ventilation products compete with many domestic and international suppliers in various markets. We compete with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of residential ventilation products, some of our competitors have greater financial and marketing resources than this segment of our business.
      Product manufacturing in the RVP segment generally consists of fabrication from coil and sheet steel and formed metal utilizing stamping, pressing and welding methods, assembly with components and subassemblies purchased from outside sources (principally motors, fan blades, heating elements, wiring harnesses, controlling devices, glass, mirrors, lighting fixtures and polyethylene components and electronic components) and painting, finishing and packaging.
      Our RVP segment had 13 manufacturing plants and employed approximately 2,800 full-time people as of December 31, 2005, of which approximately 212 were covered by a collective bargaining agreement which expired in 2004 and was subsequently renewed on January 19, 2006, extending into 2007, approximately 420 are covered by a collective bargaining agreement which expired in 2005 and approximately 224 are covered by collective bargaining agreements which expire between 2007 and 2008. See “— Employees” for more information regarding our collective bargaining agreement which expired in 2005.

Home Technology Products Segment
      Our Home Technology Products segment manufactures and distributes a broad array of products designed to provide convenience and security for residential and light commercial applications. The principal products we sell in this segment are:

•	audio/ video distribution and control equipment,

•	speakers and subwoofers,

•	security and access control products,

•	power conditioners and surge protectors,

•	audio/ video wall mounts and fixtures, and

•	structured wiring.
      Our audio/ video distribution and control equipment products include multi-room/ multi-source amplifiers, home theatre receivers, intercom systems, hard disk media servers and control devices such as keypads, remote controls and volume controls. Our speakers are primarily built-in (in-wall or in-ceiling) and are primarily used in multi-room or home theatre applications. These products are sold under the Niles®, Elan®, SpeakerCraft®, JobSite®, Proficient Audio Systems®, Sunfire®, Imerge®, Xantech®, M&S Systems® and Channel Plus® brand names.
      Our security and access control products include residential and light commercial intrusion protection systems, garage and gate operators and devices to gain entry to buildings and gated properties such as radio transmitters, keypads and telephone entry systems. These products are sold under the Linear®, Westinghouse®, GTO/ PRO®, Mighty Mule® and OSCO® brand names.
      Other products in this segment include power conditioners and surge protectors sold under the Panamax® and Furman® brand names, audio/ video wall mounts and fixtures sold under the OmniMount® brand name and structured wiring products sold under the OpenHouse® brand name.
      We sell the products in our HTP segment to distributors, professional installers, electronics retailers and original equipment manufacturers.
      The majority of our products in this segment are used in existing properties. Therefore, this segment is not heavily dependent on the level of new construction in the United States. The penetration of audio/ video distribution and control systems in the United States housing stock is relatively low and is believed to be growing. In addition, the demand for security and access control products in the United States is also believed to be growing due to homeowners’ security concerns.
      A key component to our growth of this segment has been strategic acquisitions of companies with similar or complementary products and distribution channel strengths. There have been 11 acquisitions within the segment the past three years. Post-acquisition savings and synergies have been realized in the areas of manufacturing, sourcing and distribution as well as in the administrative, engineering and sales and marketing areas.
      We offer a broad array of products under widely-recognized brand names with various features and price points, which we believe allows us to expand our distribution in the professional installation and retail markets. Another key component of our operating strategy is the introduction of new products and innovations, which capitalize on our well-known brand names and strong customer relationships.
      Our primary products compete with many domestic and international suppliers in various markets. In the access control market, the segment’s primary competitor is Chamberlain Corporation (a subsidiary of Duchossois Industries, Inc.). We compete with suppliers of competitive products primarily on the basis of quality, distribution, delivery and price. Although we believe we compete favorably with other suppliers of home technology products, some of our competitors have greater financial and marketing resources than this segment of our business.
      We have several administrative and distribution facilities in the United States in this segment while a majority of our manufacturing facilities are located in China. In addition, certain products are sourced from low cost Asian suppliers based on our specifications. We believe that our Asian operations provide us with a competitive cost advantage.

      Our HTP segment had 10 manufacturing plants and employed approximately 2,400 full-time people as of December 31, 2005. We believe that our relationships with our employees in this segment are satisfactory.

Air Conditioning and Heating Products Segment
      Our Air Conditioning and Heating Products segment manufactures and sells heating, ventilating and air conditioning, or HVAC, systems and products for site-built residential and manufactured housing structures, custom-designed commercial applications and standard light commercial applications.

Residential HVAC Products
      We principally manufacture and sell split-system air conditioners, heat pumps, air handlers, furnaces and related equipment, accessories and parts for the residential and light commercial markets. For site-built homes and light commercial structures, we market our products under the licensed names Frigidaire®, Tappan®, Philco®, Kelvinator®, Gibson®, Westinghouse® and Maytag® as well as several private label names. Within the residential market, we are one of the largest suppliers of HVAC products for manufactured homes in the United States and Canada. In the manufactured housing market, we market our products under the Intertherm® and Miller® brand names.
      Demand for replacing and modernizing existing equipment, the level of housing starts and manufactured housing shipments are the principal factors that affect the market for our residential HVAC products. We anticipate that the replacement market will continue to expand as a large number of previously installed heating and cooling products become outdated or reach the end of their useful lives. This growth may be accelerated by a tendency among consumers to replace older heating and cooling products with higher efficiency models prior to the end of such equipment’s useful life. The market for residential cooling products, including those we sell, which excludes window air conditioners, is affected by spring and summer temperatures. The window air conditioner market is highly seasonal and significantly impacted by spring and summer temperatures. We believe that our ability to offer both heating and cooling products helps offset the effects of seasonality on this segment’s sales.
      We sell our manufactured housing products to builders of manufactured housing and, through distributors, to manufactured housing retailers and owners. The majority of sales to builders of manufactured housing consist of furnaces designed and engineered to meet or exceed certain standards mandated by the U.S. Department of Housing and Urban Development, or HUD, and other federal agencies. These standards differ in several important respects from the standards for furnaces used in site-built residential homes. The aftermarket channel of distribution includes sales of both new and replacement air conditioning units and heat pumps and replacement furnaces. We believe that we have one major competitor in the manufactured housing furnace market, York International Corporation (a subsidiary of Johnson Controls, Inc.) which markets its products primarily under the “Coleman” name. We compete with most major industry manufacturers in the manufactured housing air conditioning market.
      We sell residential HVAC products for use in site-built homes through independently owned distributors who sell to HVAC contractors. The site-built residential HVAC market is very competitive. In this market, we compete with, among others, Carrier Corporation (a subsidiary of United Technologies Corporation), Rheem Manufacturing Company, Lennox Industries, Inc., The Trane Company (a subsidiary of American Standard Companies Inc.), York International Corporation and Goodman Global, Inc. We estimate that approximately 57% of this segment’s sales of residential HVAC products in 2005 were attributable to the replacement market, which tends to be less cyclical than the new construction market.

      We compete in both the site-built and manufactured housing markets on the basis of breadth and quality of our product line, distribution, product availability and price. Although we believe that we compete favorably with respect to certain of these factors, most of our competitors have greater financial and marketing resources and certain competitors may enjoy greater brand awareness than our residential HVAC products our business.

Commercial HVAC Products
      We manufacture and sell HVAC systems that are custom-designed to meet customer specifications for commercial offices, manufacturing and educational facilities, hospitals, retail stores, clean rooms and governmental buildings. These systems are designed primarily to operate on building rooftops (including large self-contained walk-in-units), or on individual floors within a building, and to have cooling capacities ranging from 40 tons to 600 tons. We market our commercial HVAC products under the Governair®, Mammoth®, Temtrol®, Venmar CEStm, Ventrol®, Webcotm, Huntair® and Cleanpaktm brand names. Our subsidiary, Eaton-Williams Group Limited, manufactures and markets custom and standard air conditioning and humidification equipment throughout Western Europe under the Vapac®, Cubit®, Qualitair®, Edenaire®, Colmantm and Moduceltm brand names.
      The market for commercial HVAC equipment is divided into standard and custom-designed equipment. Standard equipment can be manufactured at a lower cost and therefore offered at substantially lower initial prices than custom-designed equipment. As a result, standard equipment suppliers generally have a larger share of the overall commercial HVAC market than custom-designed equipment suppliers, such as us. However, because of certain building designs, shapes or other characteristics, we believe there are many applications for which custom-designed equipment is required or is more cost effective over the life of the building. Unlike standard equipment, our commercial HVAC equipment can be designed to match a customer’s exact space, capacity and performance requirements. Our packaged rooftop and self-contained walk-in equipment rooms maximize a building’s rentable floor space because this equipment is located outside the building. In addition, the manner of construction and timing of installation of commercial HVAC equipment can often favor custom-designed over standard systems. As compared with site-built and factory built HVAC systems, our systems are factory assembled according to customer specifications and then installed by the customer or third parties, rather than assembled on site, permitting extensive testing prior to shipment. As a result, our commercial systems can be installed later in the construction process than site-built systems, thereby saving the owner or developer construction and labor costs. We sell our commercial HVAC products primarily to contractors, owners and developers of commercial office buildings, manufacturing and educational facilities, hospitals, retail stores and governmental buildings. We seek to maintain strong relationships nationwide with design engineers, owners and developers, and the persons who are most likely to value the benefits and long-term cost efficiencies of our custom-designed equipment.
      We estimate that approximately 42% of our air conditioning and heating product commercial sales in 2005 came from replacement and retrofit activity, which typically is less cyclical than new construction activity and generally commands higher margins. We continue to develop product and marketing programs to increase penetration in the growing replacement and retrofit market.
      Our commercial HVAC products are marketed through independently owned manufacturers’ representatives and approximately 325 sales, marketing and engineering professionals as of December 31, 2005. The independent representatives are typically HVAC engineers, a factor which is significant in marketing our commercial products because of the design intensive nature of the market segment in which we compete.
      We believe that we are among the largest suppliers of custom-designed commercial HVAC products in the United States. Our four largest competitors in the commercial HVAC market are

Carrier Corporation, York International, McQuay International (a subsidiary of OYL Corporation) and The Trane Company. We compete primarily on the basis of engineering support, quality, design and construction flexibility and total installed system cost. Although we believe that we compete favorably with respect to some of these factors, most of our competitors have greater financial and marketing resources than this segment of our business and enjoy greater brand awareness. However, we believe that our ability to produce equipment that meets the performance characteristics required by the particular product application provides us with advantages that some of our competitors do not enjoy.
      Our HVAC segment had 14 manufacturing plants and employed approximately 3,300 full-time people as of December 31, 2005 in this segment, of which approximately 125 are covered by a collective bargaining agreement which expires in 2007. We believe that our relationships with our employees in this segment are satisfactory.
Backlog
      Backlog expected to be filled within the next twelve months as of April 1, 2006 and December 31, 2005 was approximately $218,600,000 ($157,700,000 as of April 2, 2005) and $228,100,000 ($144,900,000 as of December 31, 2004), respectively.
      Backlog is not regarded as a significant factor for operations where orders are generally for prompt delivery. While backlog stated for all periods is believed to be firm, as all orders are supported by either a purchase order or a letter of intent, the possibility of cancellations makes it difficult to assess the firmness of backlog with certainty, and therefore there can be no assurance that our backlog will result in actual revenues.
Raw Materials
      We purchase raw materials and most components used in our various manufacturing processes. The principal raw materials we purchase are rolled sheet steel, formed and galvanized steel, copper, aluminum, plate mirror glass, various chemicals, paints and plastics.
      The materials, molds and dies, subassemblies and components purchased from other manufacturers, and other materials and supplies used in manufacturing processes have generally been available from a variety of sources. From time to time increases in raw material costs can affect future supply availability due in part to raw material demands by other industries. Whenever practical, we establish multiple sources for the purchase of raw materials and components to achieve competitive pricing, ensure flexibility and protect against supply disruption. We employ a company-wide procurement strategy designed to reduce the purchase price of raw materials and purchased components. We believe that the use of these strategic sourcing procurement practices will continue to enhance our competitive position by reducing costs from our vendors and limiting cost increases for goods and services in sectors experiencing rising prices.
      We are subject to significant market risk with respect to the pricing of our principal raw materials. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to our customers and, as a result, gross margins could decline significantly.
Research and Development
      Our research and development activities are principally new product development and represent approximately 1.9%, 1.7% and 1.5% of our consolidated net sales in 2005, 2004 and 2003, respectively.

Patents and Trademarks
      We hold numerous design and process patents that we consider important, but no single patent is material to the overall conduct of our business. It is our policy to obtain and protect patents whenever such action would be beneficial to us. We own or license numerous trademarks that we consider material to the marketing of our products, including Broan®, NuTone®, Nautilus®, Venmar®, Guardian Plustm Air Systems, vanEE®, Best®, Governair®, Mammoth®, Temtrol®, Miller®, Intertherm®, Frigidaire®, Tappan®, Philco®, Kelvinator®, Gibson®, Westinghouse®, Maytag®, Ventrol®, Webcotm, Huntair®, Cleanpaktm, Vapac®, Cubit®, Qualitair®, Edenaire®, Linear®, Channel Plus®, Open House®, Xantech®, Elan®, Via!®, SpeakerCraft®, Proficient Audio Systems®, OSCO®, OmniMount®, M&S Systems®, Panamax®, Furman®, Niles®, Sunfire®, Mighty Mule®, JobSite®, Imerge®, GTO/ PRO®, Venmar CEStm, Colmantm and Moduceltm.
Environmental and Regulatory Matters
      We are subject to numerous federal, state, local and foreign laws and regulations, relating to protection of the environment, including those that impose limitations on the discharge of pollutants into the air and water, establish standards for the use, treatment, storage and disposal of solid and hazardous materials and wastes and govern the cleanup of contaminated sites. We believe that we are in substantial compliance with the material laws and regulations applicable to us. We are involved in current, and may become involved in future, remedial actions under federal and state environmental laws and regulations which impose liability on companies to clean up, or contribute to the cost of cleaning up, sites currently or formerly owned or operated by such companies or sites at which their hazardous wastes or materials were disposed of or released. Such claims may relate to properties or business lines acquired by us after a release has occurred. In other instances, we may be partially liable under law or contract to other parties that have acquired businesses or assets from us for past practices relating to hazardous materials or wastes. Expenditures in 2005, 2004 and 2003 to evaluate and remediate such sites were not material. However, we are presently unable to estimate accurately our ultimate financial exposure in connection with identified or yet to be identified remedial actions due, among other reasons, to: (i) uncertainties surrounding the nature and application of current or future environmental regulations, (ii) our lack of information about additional sites to which we may be listed as a potentially responsible party, or PRP, (iii) the level of clean-up that may be required at specific sites and choices concerning the technologies to be applied in corrective actions and (iv) the time periods over which remediation may occur. Furthermore, since liability for site remediation is joint and several, each PRP is potentially wholly liable for other PRPs that become insolvent or bankrupt. Thus, the solvency of other PRPs could directly affect our ultimate aggregate clean-up costs. In certain circumstances, our liability for clean-up costs may be covered in whole or in part by insurance or indemnification obligations of third parties.
      Our HVAC products must be designed and manufactured to meet various regulatory standards. The United States and other countries have implemented a protocol on ozone-depleting substances that limits our ability to use HCFCs, a refrigerant used in air conditioning and heat pump products. In addition, our residential HVAC products are subject to federal minimum efficiency standards, which recently increased to 13 SEER. Our residential HVAC products for manufactured housing include furnaces which must be designed and engineered to meet certain standards required by the U.S. Department of Housing and Urban Development and other federal agencies. We must continue to improve our products to meet these and other applicable standards as they develop and become more stringent over time.
Employees
      We employed approximately 8,900 full time persons as of April 1, 2006.
      A work stoppage at one of our facilities that lasts for a significant period of time could cause us to lose sales, incur increased costs and adversely affect our ability to meet customers’ needs.

A plant shutdown or a substantial modification to a collective bargaining agreement could result in material gains and losses or the recognition of an asset impairment. As agreements expire, until negotiations are completed, we do not know whether we will be able to negotiate collective bargaining agreements on the same or more favorable terms as the current agreements or at all and without production interruptions, including labor stoppages.
      On June 8, 2005 our collective bargaining agreement with the United Automobile Aerospace & Agricultural Implement Workers of America and its Local No. 2029 expired. That agreement is estimated, as of April 1, 2006, to cover approximately 4.3% of our employees (417 employees) which are located at the Cincinnati, OH location of our subsidiary NuTone, Inc. We have presented our final proposal to the union bargaining committee, but such proposal was not accepted by the union members. On July 16, 2005, we locked out the union employees at the NuTone Cincinnati, OH facility. On September 6, 2005, we notified the union bargaining committee that negotiations had reached an impasse and that we were unilaterally implementing the terms of our final offer. On March 6, 2006, we received notice that the union filed an unfair labor practice charge with a Regional Office of the NLRB claiming that we had not bargained to impasse and that, from and after September 6, 2005, we had failed to bargain collectively and in good faith. On April 28, 2006, the Regional Director dismissed the charge. The union had until May 11, 2006 to file an appeal with the Office of Appeals of the NLRB’s General Counsel’s Office. It is unknown at this time if the union filed an appeal. Our management has provided temporary manufacturing support which is designed to ensure that operational disruptions are minimized and our customers’ needs are met without significant delay. NuTone’s operating results are included in our Residential Ventilation Products segment.
Properties
      Set forth below is a brief description of the location and general character of the principal administrative and manufacturing facilities and other material real properties of our continuing operations, all of which we consider to be in satisfactory repair. All properties are owned, except for those indicated by an asterisk (*), which are leased under operating leases and those with a double asterisk (**), which are leased under capital leases.

		Approximate
Location(1)	Description	Square Feet

Residential Ventilation Products Segment:
Union, IL	Manufacturing/Warehouse/Administrative	197,000	(2)
Hartford, WI	Manufacturing/Warehouse/Administrative	538,000	(3)
Mississauga, ONT, Canada	Manufacturing/Warehouse/Administrative	110,000
Fabriano, Italy	Manufacturing/Warehouse/Administrative	166,000
Cerreto D’Esi, Italy	Manufacturing/Warehouse/Administrative	180,000
Montefano, Italy	Manufacturing/Warehouse/Administrative	93,000	(2)
Cleburne, TX	Manufacturing/Warehouse/Administrative	215,000	(3)
Los Angeles, CA	Manufacturing/Administrative	177,000	*
Drummondville, QUE, Canada	Manufacturing/Warehouse/Administrative	126,000
Cincinnati, OH	Manufacturing/Warehouse/Administrative	735,000
Chenjian, Huizhou, PRC	Manufacturing/Warehouse/Administrative/Other	198,000
Home Technology Products Segment:
Sylmar, CA	Manufacturing/Administrative	18,000	*
Xiang, Bao An County, Shenzhen, PRC	Manufacturing/Warehouse/Administrative	142,000	*
Chaiwan, Hong Kong	Administrative	12,300	*
Lexington, KY	Manufacturing/Warehouse/Administrative	40,000	*
Carlsbad, CA	Administrative	53,000	*
Riverside, CA	Manufacturing/Administrative	82,000	*
Casnovia, MI	Manufacturing/Warehouse/Administrative	23,000	*

		Approximate
Location(1)	Description	Square Feet

Phoenix, AZ	Manufacturing/Warehouse/Administrative	45,000	*
Petaluma, CA	Manufacturing/Warehouse/Administrative	15,000	*
Miami, FL	Manufacturing/Warehouse/Administrative	83,000	*
Cambridge, U.K.	Manufacturing/Warehouse/Administrative	10,700	*
Snohomish, WA	Manufacturing/Warehouse/Administrative	25,000	*
Tallahassee, FL	Manufacturing/Warehouse/Administrative	72,000	(3)
Summerville, SC	Warehouse/Administrative	162,000	*
Air Conditioning and Heating Products Segment:
St. Leonard d’Aston, QUE, Canada	Manufacturing/Administrative	95,000	*
Saskatoon, Saskatchewan, Canada	Manufacturing/Administrative	49,000	*
O’Fallon, MO	Warehouse/Administrative	70,000	*
St. Louis, MO	Manufacturing/Warehouse	103,000	*
Boonville, MO	Manufacturing	250,000	(3)
Boonville, MO	Warehouse/Administrative	150,000	(2)
Tipton, MO	Manufacturing	50,000	(3)
Poplar Bluff, MO	Manufacturing/Warehouse	725,000	**
Dyersburg, TN	Manufacturing/Warehouse	368,000	**
Holland, MI	Manufacturing/Administrative	45,000	*
Chaska, MN	Manufacturing/Administrative	230,000	*
Oklahoma City, OK	Manufacturing/Administrative	127,000	(3)
Okarche, OK	Manufacturing/Warehouse/Administrative	228,000	(3)
Springfield, MO	Manufacturing/Warehouse/Administrative	92,000	*
Anjou, QUE, Canada	Manufacturing/Administrative	122,000	*
Edenbridge, Kent, U.K.	Manufacturing/Administrative	92,000	*
Fenton, Stoke-on-Trent, U.K.	Manufacturing/Administrative	104,000	*
Miami, FL	Manufacturing/Warehouse/Administrative	24,000	*
Anji County, Zhejiang, PRC	Manufacturing/Warehouse/Administrative	202,000	(2)
Clackamas, OR	Manufacturing/ Warehouse/ Administrative	165,000	*
Tualatin, OR	Manufacturing/ Warehouse/ Administrative	128,000	*
Other:
Providence, RI	Administrative	23,400	*

(1)	Certain locations may represent more than one property and the square footage includes all properties within that location.

(2)	These facilities are pledged as security under various subsidiary debt agreements.

(3)	These facilities are pledged as security under our senior secured credit facility.
Legal Proceedings
      We and our subsidiaries are named as defendants in a number of legal proceedings, including a number of product liability lawsuits, incident to the conduct of our businesses. We do not expect that any of these proceedings will have a material adverse effect, either individually or in the aggregate, on our financial position, results of operations, liquidity or competitive position.

MANAGEMENT
Directors and Executive Officers

Our Directors
      The following table sets forth the names of our directors, their positions, ages and the year each of them became a director of NTK Holdings and Nortek:

			NTK Holdings
			Director	Nortek
Name	Principal Occupation	Age	Since	Director Since

Richard L. Bready	Chairman, President and Chief Executive Officer	61	2004	1976
Jeffrey C. Bloomberg	Director	59	2005	2005
Joseph M. Cianciolo	Director	67	2005	2003
Anthony J. DiNovi	Director	43	2005	2004
David V. Harkins	Director	65	2005	2004
David B. Hiley	Director	67	2005	2003
Kent R. Weldon	Director	39	2005	2004
      Richard L. Bready has served as Chairman of the Board, Chief Executive Officer and President of NTK Holdings since November 2004 and of Nortek since December 1990. Mr. Bready joined Nortek as Treasurer in 1975 and was elected Director in 1976. Prior to joining Nortek, Mr. Bready was an independent financial consultant and an audit manager at a major public accounting firm.
      Jeffrey C. Bloomberg has been a member of the Board of Directors of both NTK Holdings and Nortek since April 19, 2005. Mr. Bloomberg was previously a member of Nortek’s Board of Directors from January 9, 2003 to August 27, 2004. Mr. Bloomberg has served since 2001 in the Office of the Chairman of Gordon Brothers Group LLC, a company which assists retail and consumer goods companies in asset redeployment and providing capital solutions to middle market companies in the retail and consumer product industries. From 1994 to 2001, Mr. Bloomberg served as the President of Bloomberg Associates, an investment banking company. Mr. Bloomberg is a director of Tweeter Home Entertainment Group, Inc.
      Joseph M. Cianciolo has been a member of the Board of Directors of NTK Holdings since February 2005 and of Nortek since 2003. Mr. Cianciolo retired in June 1999 as the managing partner of the Providence, Rhode Island office of KPMG LLP. At the time of his retirement, Mr. Cianciolo had been a partner of KPMG LLP since 1970. Mr. Cianciolo currently serves as a director of United Natural Foods, Inc. and Eagle Bulk Shipping, Inc.
      Anthony J. DiNovi has been a member of the Board of Directors of NTK Holdings since February 2005 and of Nortek since August 27, 2004. Mr. DiNovi is a Co-President of Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners, L.P. in 1988, Mr. DiNovi was in the corporate finance departments of Goldman, Sachs & Co. and Wertheim Schroder & Co., Inc. Mr. DiNovi currently serves as a director of American Media, Inc., Dunkin Brands, Inc., Michael Foods, Inc., US LEC Corporation and Vertis, Inc.
      David V. Harkins has been a member of the Board of Directors of NTK Holdings since February 2005 and of Nortek since August 27, 2004. Mr. Harkins currently serves as Vice Chairman of Thomas H. Lee Partners, L.P. Mr. Harkins also served briefly as the interim Chief Executive Officer of Conseco, Inc., an insurance and financial services company, from April 2000 until June 2000. Mr. Harkins is currently a director of National Dentex Corporation.

      David B. Hiley has been a member of the Board of Directors of NTK Holdings since February 2005 and of Nortek since 2003 and has been a financial consultant since 1991. From April 1, 1998 through March 1, 2000, Mr. Hiley served as Executive Vice President and Chief Financial Officer of Koger Equity, Inc., a real estate investment trust. Prior to that, he was head of investment banking at Thomson McKinnon Securities. Mr. Hiley currently serves as a director of Eagle Bulk Shipping, Inc.
      Kent R. Weldon has been a member of the Board of Directors of NTK Holdings since February 2005 and of Nortek since August 27, 2004. Mr. Weldon is a Managing Director of Thomas H. Lee Partners, L.P. Mr. Weldon was employed by Thomas H. Lee Partners, L.P. from 1991 until 1993 and has been employed by Thomas H. Lee Partners, L.P. since 1995, when he rejoined the firm. Prior to joining Thomas H. Lee Partners, L.P., Mr. Weldon worked in the corporate finance department at Morgan Stanley & Co. Incorporated. Mr. Weldon currently serves as a director of FairPoint Communications, Inc., Michael Foods, Inc., and Progressive Moulded Products, Ltd.

Our Executive Officers
      The following table sets forth the names of the executive officers of NTK Holdings, their positions, and ages:

Name	Age	Position

Richard L. Bready	61	Chairman, President and Chief Executive Officer
Almon C. Hall	59	Vice President and Chief Financial Officer
Edward J. Cooney	59	Vice President and Treasurer
Kevin W. Donnelly	51	Vice President, General Counsel and Secretary
Bryan L. Kelln	40	Vice President — Operations
      Messrs. Bready, Hall and Donnelly have served in the same or substantially similar executive positions with Nortek for at least the past five years and with NTK Holdings since February 10, 2005.
      Mr. Cooney served as Senior Vice President-Chief Financial Officer and Executive Vice President Sales and Marketing at Amtrol Inc. and then beginning in November 2000 as Chief Financial Officer at Speidel Inc. prior to joining Nortek in August 2001.
      On June 13, 2005, we appointed Mr. Kelln to the newly created position of Vice President-Operations. Prior to joining the company, Mr. Kelln served as President of Jacuzzi, Inc. from July 2004 to May 2005; as Operating Executive of The Jordan Company from 2002 to 2004; as President and CEO of RockShox, Inc. from 2000 to 2002; and as Senior Vice President at General Cable Corporation. Mr. Kelln currently serves as a director of Sensus Metering Systems, Inc.
      Executive officers are elected annually by our board of directors and serve until their successors are chosen and qualified. Our executive officers include only those officers who perform policy-making functions for our company as a whole and have managerial responsibility for major policy-making functions for the company as a whole and have managerial responsibility for major aspects of our overall operations. A number of other individuals who serve as officers of our subsidiaries perform policy-making functions and have managerial responsibilities for the subsidiary or division by which they are employed, although not for Nortek overall. Certain of these individuals could, depending on earnings of such unit, be more highly compensated than some of our executive officers.

Board Structure
      Our board of directors is currently comprised of seven directors. Upon consummation of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three-year terms. Messrs.                     and                     will serve in the class of directors whose terms will expire at our 2007 annual meeting; Messrs.                     and                     will serve in the class of directors whose terms will expire at our 2008 annual meeting; and Messrs.                     ,                     and  will serve in the class of directors whose terms will expire at our 2009 annual meeting. Because less than half of our directors are elected at each annual meeting, two annual meetings could be required for the stockholders to change a majority of the board.
      In addition, under the terms of our securityholders agreement applicable to periods following the completion of this offering, for so long as THL and its affiliates beneficially own at least      % of our outstanding shares of common stock, we are required to nominate and use our reasonable best efforts to have elected to our board of directors that number of individuals that are designated by THL that is equal to the greater of (i)           and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of our board of directors multiplied by the percentage of the outstanding shares of our common stock that THL and its affiliates beneficially own as of the date of nomination of directors to our board of directors (we refer to this percentage as the THL Percentage). In addition, under the terms of our securityholders agreement applicable to periods following completion of this offering, for so long as THL and its affiliates beneficially own at least      % but less than      % of our outstanding shares of common stock, we are required to nominate and use our reasonable best efforts to have elected to our board of directors that number of individuals that are designated by THL that is equal to the greater of (i)           and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of our board of directors multiplied by the THL Percentage as of the date of nomination of directors to our board of directors.
Committees of Our Board of Directors
      Upon completion of this offering, our board of directors will have three standing committees: an audit committee, a compensation committee and a nominating/corporate governance committee, operating under charters that have been adopted by our board of directors. Following the completion of this offering, we will be a “controlled company” pursuant to the rules of the New York Stock Exchange. As a result, we will not be required to have a majority of independent directors. We will be required, however, to have an audit committee with one independent director during the 90-day period beginning on the date of effectiveness of the registration statement filed with the SEC in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter we are required to have an audit committee comprised entirely of independent directors.

Audit Committee
      Our audit committee currently is comprised of Messrs. Cianciolo, Bloomberg and Hiley. Our board of directors has determined that Mr. Cianciolo and Mr. Bloomberg are considered “independent” directors within the meaning of the rules of the New York Stock Exchange for listed companies and within the meaning of Rule 10A-3 under the Exchange Act. In addition, Mr. Cianciolo is an audit committee financial expert as that term is used in Item 401(h)(2) of

Regulation S-K adopted by the Securities and Exchange Commission. The duties and responsibilities of the audit committee include, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy;

•	reviewing our annual and quarterly financial statements prior to their filing or prior to the release of earnings; and

•	reviewing the performance of the independent registered public accounting firm and making recommendations to the board of directors regarding the appointment or termination of the independent registered public accounting firm and considering and approving any non-audit services proposed to be performed by the independent registered public accounting firm.
      The audit committee will have the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate. We intend to appoint an additional independent director to our audit committee to replace Mr. Hiley by the dates required under New York Stock Exchange rules. Upon completion of this offering, the charter of the audit committee will be available on our website.

Compensation Committee
      Our compensation committee is comprised of Messrs. Bready and DiNovi. The duties and responsibilities of the compensation committee include, among other things:

•	reviewing key employee compensation policies, plans and programs;

•	monitoring performance and compensation of our employee-directors, officers and other key employees;

•	preparing recommendations and periodic reports to the board of directors concerning these matters; and

•	administering the incentive programs referred to in “Executive Compensation” below.

Nominating and Corporate Governance Committee
      Upon completion of this offering, we will have a nominating and corporate governance committee that will have responsibility for, among other things:

•	recommending persons to be selected by the board as nominees for election as directors and to fill any vacancies on the board;

•	considering and recommending to the board qualifications for the position of directors and policies concerning the term of office of directors and the composition of the board; and

•	considering and recommending to the board other actions relating to corporate governance.

Compensation Committee Interlocks and Insider Participation
      Mr. Bready and Mr. DiNovi are currently the members of our compensation committee. The committee determines compensation of our executive officers other than Mr. Bready. Mr. Bready’s compensation is determined by the full board of directors.

Code of Ethics
      We have adopted a code of ethics that applies to our President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President and Treasurer, Vice President and Controller and other persons performing similar functions as identified by the President and Chief Executive Officer. Upon completion of this offering, our code of ethics will be available on our website.
Executive Compensation

Summary Compensation Table
      The following table sets forth, on an accrual basis, information concerning the compensation for services to us and our subsidiaries for 2005, 2004 and 2003 of those persons who were, at December 31, 2005, our Chief Executive Officer and our other four most highly compensated executive officers (who together constitute all of our executive officers at December 31, 2005).

					Long-Term
					Compensation

					Awards	Payouts
		Annual Compensation
					Securities
Name and				Other Annual	Underlying	LTIP	All Other
Principal Position	Year	Salary	Bonus	Compensation(1)	Options	Payouts	Compensation(2)

Richard L. Bready(3)	2005	$3,500,000	$—	$190,999	—	$—	$40,393,202
Chairman, President and	2004	2,833,333	3,278,689	66,858	—	—	10,584,332
Chief Executive Officer	2003	2,500,000	5,000,000	295,351	1,869,149	—	127,331
Almon C. Hall(3)	2005	$450,000	$725,000	$—	—	$—	$3,132,834
Vice President and	2004	430,000	725,000	—	—	—	787,744
Chief Financial Officer	2003	410,000	725,000	—	147,900	—	114,760
Kevin W. Donnelly(3)	2005	$300,000	$400,000	$—	—	$—	$1,927,078
Vice President, General	2004	280,000	350,000	—	—	—	16,150
Counsel and Secretary	2003	265,000	350,000	—	96,047	—	69,000
Edward J. Cooney	2005	$270,000	$300,000	$—	—	$—	$806,161
Vice President and	2004	255,000	250,000	—	—	—	67,150
Treasurer	2003	240,000	250,000	—	42,500	—	64,000
Bryan L. Kelln(4)	2005	$221,213	$200,000	$—	—	$—	$188,245
Vice President —	2004	—	—	—	—	—	—
Operations	2003	—	—	—	—	—	—

(1)	Except for Mr. Bready in 2005, 2004 and 2003, the aggregate amount of any compensation in the form of perquisites and other personal benefits paid in each of the years, based on our incremental cost, did not exceed the lesser of 10% of any executive officer’s annual salary and bonus or $50,000. The amount for Mr. Bready in 2005 includes $106,731 relating to executive health reimbursement we provided. The amount for Mr. Bready in 2004 includes $43,641 relating to personal use of automobiles provided by us and in 2003 includes $246,142 relating to installation of our products.

(2)	The amounts in 2003, for each of Messrs. Bready and Hall, include premiums paid by us for split dollar life insurance agreements between us and each of them, of which $31,791 and $49 represent the term life portion of the premiums and $79,540 and $16,711 represent the non-term portion, in each case for Messrs. Bready and Hall, respectively. Subsequent to 2003, these agreements were terminated and upon the consummation of the THL Transaction, four “split dollar” life insurance policies with an aggregate cash surrender value of $8,598,749 held by us were transferred to Mr. Bready and one “split dollar” life insurance policy with a cash surrender value of $539,426 held by us was transferred to Mr. Hall.

For 2005, includes payments of $40,376,422, $3,116,034, $1,900,278 and $789,361 made to Messrs. Bready, Hall, Donnelly and Cooney, respectively, under the deferred compensation plan of Nortek holdings. For more information, see “Deferred Compensation Plan of Nortek Holdings.”

For 2004, includes $639,518 and $231,168 paid to Messrs. Bready and Hall, respectively in connection with “lump-sum” cash payments from a former deferred compensation plan of Nortek that was terminated upon the consummation of the THL Transaction.

For 2004, includes $1,329,915 in loan forgiveness for Mr. Bready under a ten-year loan we made to Mr. Bready in 1997. The entire balance was forgiven upon the consummation of the THL Transaction.

Includes change in control payments to Mr. Cooney of $51,000 made in 2004 in connection with the THL Transaction and for each of Messrs. Hall, Donnelly and Cooney, includes change in control payments of $82,000, $53,000 and $48,000, respectively, made in 2003 in connection with the recapitalization of the former Nortek Holdings in January 2003.

Includes $6,300 in matching contributions and $10,500 in profit sharing contributions by us in 2005 for Messrs. Bready, Hall, Donnelly and Cooney under our 401(k) Savings Plan, which is a defined contribution retirement plan. Includes $6,150 in matching contributions and $10,000 in profit sharing contributions by us in 2004 for each of Messrs. Bready, Hall, Donnelly and Cooney under the plan. Includes $6,000 in matching contributions and $10,000 in profit sharing contributions we made in 2003 for each of Messrs. Bready, Hall, Donnelly and Cooney under the plan.

For 2005, includes a payment of $188,245 made to Mr. Kelln as reimbursement for certain relocation expenses.

(3)	On August 27, 2004, each of Messrs. Bready, Hall and Donnelly entered into amended and restated employment agreements with the Company and Nortek Holdings. For more information, see “Employment Contracts and Termination of Employment and Change-in-Control Arrangements — Amended and Restated Employment Agreement of Richard L. Bready” and “Employment Contracts and Termination of Employment and Change-in-Control Arrangements — Amended and Restated Employment Agreements of Almon C. Hall and Kevin W. Donnelly.”

(4)	On June 13, 2005, the Company appointed Bryan L. Kelln to the newly created position of Vice President — Operations.

Options Sold or Surrendered in Connection with the THL Transaction
      Prior to the THL Transaction, members of Nortek management held stock options to purchase shares of common stock of the former Nortek Holdings issued to them under the former Nortek Holdings, Inc. 2002 Stock Option Plan. Certain members of Nortek’s management, who would have been entitled to receive cash payments upon consummation of the THL Transaction in respect of these options, instead sold a portion of those options to THL Buildco and surrendered the remainder of these options held by them for cancellation without immediate payment. In consideration for this cancellation of options without immediate payment these option holders received an equity interest in Investors LLC and Nortek Holdings established a deferred compensation plan and credited for the account of each of these management participants under the plan a number of notional Class A units of Investors LLC equal in value to the value of the old stock options so cancelled. For purposes of the plan, the value of the stock options cancelled was equal to the excess of the fair market value of the stock underlying the options at the time of the THL Transaction over the aggregate exercise price of the options. The plan is a nonqualified, unfunded obligation of Nortek Holdings. Distributions to participants under the plan proportionately track distributions made to the Class A units of the Investors LLC. In connection with the THL Transaction, the former Nortek Holdings, Inc. 2002 Stock Option Plan was terminated. See “Employment Contracts and Termination of Employment and Change-in-

Control Arrangements — Deferred Compensation Plan of Nortek Holdings” and “Relationships and Transactions with Related Parties — Limited Liability Company Agreement of Investors LLC.”

Options Granted in Last Fiscal Year
      No stock options were granted to the named executive officers in 2005.

Aggregated Option Exercises in Last Fiscal Year
      No stock options were exercised by the named executive officers in 2005.

Pension and Similar Plans
      Nortek’s qualified pension plan was frozen as of December 31, 1995, and no further increases in benefits may occur as a result of increases in service or compensation. The benefit payable to a participant at normal retirement equals the accrued benefit as of December 31, 1995 and will be payable as a joint and 50% survivor annuity in the case of a married employee and as a single-line annuity in the case of an unmarried employee. The annual pension benefits entitled to be paid to the executive officers beginning at age 65 under this pension plan are as follows: Mr. Bready $160,922, Mr. Hall $52,163, and Mr. Donnelly $15,574.

Compensation of Directors
      For their services as directors, our directors who are not officers, employees or consultants of us or Thomas H. Lee Partners, L.P., receive directors’ fees. The fees payable to those directors are a $50,000 annual retainer, payable quarterly in advance, a $1,500 per meeting ($1,000 if director participates by telephone) fee and a $1,000 per committee meeting ($750 if director participates by telephone) fee.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Amended and Restated Employment Agreement of Richard L. Bready
      Upon the consummation of the THL Transaction, Mr. Bready’s existing employment agreement was amended and restated. As amended and restated, his agreement has an initial term commencing on August 27, 2004 and concluding on December 31, 2009, renewable thereafter for successive one-year terms unless Nortek and Nortek Holdings provide Mr. Bready with written notice of their intent not to renew the agreement at least 90 days prior to the end of the initial term or any successive term. The amended and restated employment agreement provides that during the employment term Mr. Bready will serve as Chairman, President and Chief Executive Officer of Nortek and Nortek Holdings.
      The amended and restated employment agreement provides that the basic annual salary for Mr. Bready during the employment term will be not less than $3,500,000, subject to increases at the board of directors’ discretion. Mr. Bready was paid a cash performance bonus award under the amended and restated employment agreement for the period beginning on January 1, 2004 and ending on the closing date of the THL Transaction of approximately $3,300,000. Mr. Bready will not be eligible for any cash performance bonus awards for any period subsequent to the closing date of the THL Transaction, unless the board in its sole discretion determines otherwise. In addition, Mr. Bready is entitled to receive all other benefits, including medical and dental plan participation, generally available to executive personnel. Mr. Bready also is entitled to two automobiles and reimbursement of associated costs and the use, or reimbursement of the cost, of private aircraft transportation for business travel and up to 50 hours per year of personal travel. Under the amended and restated employment agreement, Mr. Bready received 23,586.66 Class C units of Investors LLC. For more information on the allocation of units by Investors LLC, please see “Relationships and Transactions with Related Parties — Limited Liability Company Agreement of Investors LLC.”

      Under the amended and restated employment agreement, if the employment of Mr. Bready is terminated:

•	by Nortek and Nortek Holdings without “cause,” as defined in the amended and restated employment agreement,

•	by Mr. Bready for “good reason,” as defined in the amended and restated employment agreement,

•	as a result of any notice from Nortek and Nortek Holdings not to renew his employment as described above, or

•	as a result of his disability or death,
then Nortek and Nortek Holdings are obligated to provide Mr. Bready or, in the event of death, his designated beneficiary or estate, severance pay at the rate of $1,750,000 per year and other specified benefits and perquisites, including long-term disability insurance, for the period equal to the longer of:

•	one year from the date of such termination, or

•	the remaining period of the initial employment term.
      Under the amended and restated employment agreement, (i) if Mr. Bready’s employment is terminated by Nortek and Nortek Holdings without cause, or as a result of non-renewal by Mr. Bready for good reason or as a result of disability, he will be prohibited from competing with Nortek and Nortek Holdings for the longer of one year or the period from the date of termination through December 31, 2009 and (ii) if Mr. Bready’s employment is terminated by Nortek and Nortek Holdings with cause or as a result of resignation without good reason, he will be prohibited from competing with Nortek and Nortek Holdings for one year.
      Under the amended and restated employment agreement, following the termination of employment of Mr. Bready for any reason, Nortek and Nortek Holdings are required to provide, at no additional cost to Mr. Bready, up to $1,000,000 (not including any additional tax gross-up payment as described below) in lifetime medical coverage to Mr. Bready, his spouse and his dependents. In lieu of lifetime medical coverage, Mr. Bready or his spouse may request a lump-sum payment in an amount to be established by the board of directors as reasonably sufficient to provide such coverage. Nortek and Nortek Holdings are also required to make a “gross-up” payment to Mr. Bready to cover any and all state and federal income taxes that may be due as a result of the provision of such lifetime medical coverage or lump-sum payment.
      If it is determined that any payment or benefit provided by Nortek, Nortek Holdings or any of their predecessors to Mr. Bready under his amended and restated employment agreement or any other agreement or plan, whether paid before or after the date of his amended and restated employment agreement, is subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, Nortek and Nortek Holdings are required to make an additional lump-sum “gross-up” payment to Mr. Bready sufficient, after giving effect to all federal, state and other taxes and charges with respect to that payment, to restore him to the same after-tax position that he would have been in if the excise tax had not been imposed.
      Pursuant to Mr. Bready’s amended and restated employment agreement, the outstanding principal balance (and accrued interest thereon) totaling $1,329,915 of a ten-year loan made to Mr. Bready by Nortek in 1997 in the original principal amount of $3,000,000 was forgiven upon consummation of the THL Transaction. Upon consummation of the THL Transaction, four “split dollar” life insurance policies, with an aggregate cash surrender value of $8,598,749, held by Nortek were transferred to Mr. Bready. Also upon consummation of the THL Transaction, Mr. Bready received a lump-sum cash payment in the amount of $639,518 in respect of obligations by Nortek under a deferred compensation agreement.

Amended and Restated Employment Agreements of Almon C. Hall and Kevin W. Donnelly
      Upon the consummation of the THL Transaction, the existing employment agreements of Messrs. Hall and Donnelly were amended and restated. Each such amended and restated employment agreement is on terms substantially similar to the prior employment agreements of Messrs. Hall and Donnelly and substantially similar to each other, except as otherwise noted below. Each such amended and restated employment agreement became effective upon the consummation of the THL Transaction and remains effective until the termination of the employee’s employment. The amended and restated employment agreements provide that Mr. Hall will serve as Vice President and Chief Financial Officer of Nortek and Nortek Holdings and that Mr. Donnelly will serve as Vice President, General Counsel and Secretary of Nortek and Nortek Holdings.
      The amended and restated employment agreement for Mr. Hall provides that the basic annual salary for Mr. Hall is not less than $430,000, subject to increases at the discretion of the Compensation Committee. The amended and restated employment agreement for Mr. Donnelly provides that the basic annual salary for Mr. Donnelly is not less than $280,000 subject to increases at the discretion of the Compensation Committee. Messrs. Hall and Donnelly are also eligible for incentive compensation in each year of the employment period as recommended by the Chief Executive Officer of Nortek and approved by the compensation committee of the board of directors of Nortek Holdings. In addition, Messrs. Hall and Donnelly are entitled to receive all other benefits, including medical and dental plan participation, generally available to Nortek executive personnel. Messrs. Hall and Donnelly are also entitled to reimbursement of the costs of automobile transportation for personal and business use consistent with their employment agreements prior to the THL Transaction. Messrs. Hall and Donnelly were also issued approximately 4,246 and 2,830 Class C Units of Investors LLC, respectively. For more information on the allocation of units by Investors LLC, please see “Relationships and Transactions with Related Parties — Limited Liability Company Agreement of Investors LLC.”
      Under each amended and restated employment agreement, if employment is terminated:

•	by Nortek and Nortek Holdings without “cause,” as defined in the amended and restated employment agreement,

•	by the employee for “good reason,” as defined in the amended and restated employment agreement, or

•	as a result of the employee’s death or disability
then Nortek and Nortek Holdings are obligated to provide the employee or, in the event of death, his designated beneficiary or estate, severance pay and other specified benefits and perquisites, including long-term disability insurance, for the severance period equal to the longer of:

•	two years from the date of termination, or

•	three years from the closing date of the THL Transaction.
      Under each amended and restated employment agreement annual severance pay for the employee is equal to his annual salary as of the date of termination plus the highest amount of bonus or incentive compensation, exclusive of the Nortek 1999 equity performance plan, paid or payable in cash to the employee in any one of the three calendar years immediately prior to the completion of the THL Transaction or, if higher, the three calendar years immediately prior to such termination. In addition, during the severance period, the employee shall continue to be covered by the same or equivalent accident, disability and life insurance coverage as he was covered immediately prior to termination at the expense of Nortek and Nortek Holdings.
      Under each amended and restated employment agreement, (i) if the employment of the employee is terminated by Nortek and Nortek Holdings without cause, by the employee for good reason or as a result of disability, the employee will be prohibited from competing with Nortek and Nortek Holdings for the longer of the period of two years from the date of termination or three years from the closing of the THL Transaction and (ii) if the employment of the employee is terminated by Nortek and Nortek Holdings with cause or by the employee as a result of resignation without good reason, the employee will be prohibited from competing with Nortek and Nortek Holdings for one year.
      Under each such amended and restated employment agreement, following the termination of employment of the employee for any reason, Nortek and Nortek Holdings are required to provide, at no additional cost to the employee, up to $1,000,000 (not including any additional tax gross-up payments as described below) in lifetime medical coverage to the employee, his spouse and dependents. In lieu of lifetime medical coverage, at or following the date of termination or a “change in control,” as defined in the amended and restated employment agreement, or upon the completion of this offering, the employee or his spouse may request a lump-sum payment in an amount established by the board of directors as reasonably sufficient to provide such coverage, but not less than $650,000 (not including any additional tax gross-up payment as described in the following sentence). Nortek and Nortek Holdings are also required to make “gross-up” payments to these employees to cover any and all state and federal income taxes that may be due as a result of the provision of such lifetime medical coverage or lump-sum payment. If it is determined that any payment or benefit provided by Nortek, Nortek Holdings or any of their predecessors to either of Messrs. Hall or Donnelly, under his respective amended and restated employment agreement or any other agreement or plan, whether paid before or after the date of their respective amended and restated employment agreements, is subject to the 20% excise tax imposed by Section 4999 of the Internal Revenue Code, Nortek and Nortek Holdings are required to make an additional lump-sum “gross-up” payment to the employee sufficient, after giving effect to all federal, state and other taxes and charges with respect to such payment, to restore him to the same after-tax position that he would have been in if the excise tax had not been imposed.
      Upon consummation of the THL Transaction, a “split dollar” life insurance policy, with a cash surrender value of $539,426, held by Nortek was transferred to Mr. Hall. Also upon consummation of the THL Transaction, Mr. Hall received a lump-sum cash payment in the amount of $232,168 in respect of obligations by Nortek under a deferred compensation agreement.

Employment Agreement of Bryan L. Kelln
      On May 23, 2005, Nortek entered into an employment agreement with Mr. Bryan L. Kelln. Under the terms of the agreement, Mr. Kelln will serve as Vice President-Operations of Nortek. The agreement provides that the basic annual salary for Mr. Kelln will be $400,000 per year, subject to annual review for increases. He is also eligible for an incentive bonus with a target level of one hundred percent of his base salary. In addition, Mr. Kelln is entitled to receive other benefits generally available to executive personnel, including reimbursement of relocation costs, medical and dental plan participation, disability insurance, and a company car. Mr. Kelln also received 1,500 Class C-1 units and 3,000 Class C-2 units representing membership interests in Investors LLC. For more information on the allocation of units by Investors LLC, please see “Relationships and Transactions with Related Parties — Limited Liability Company Agreement of Investors LLC.” If the employment of Mr. Kelln is terminated by Nortek without cause in the first two years of his employment, he is entitled to receive severance pay in the amount of six months base salary.

Third Amended and Restated Change in Control Severance Benefit Plan
      Prior to the consummation of this offering, our board of directors intends to adopt the Third Amended and Restated Change in Control Severance Benefit Plan. The benefits under the Third Amended and Restated Change in Control Severance Benefit Plan are intended to mirror the benefits under our existing retention plan for certain of our key employees which provides that, in consideration of each covered individual agreeing not to voluntarily terminate his employment, if there is an attempted change of control, as that term is defined in the plan of Nortek, and, if, within the 24 month period following the change of control, the employment of the individual is terminated by Nortek for any reason or by the individual by reason of a material adverse change in the terms of employment as provided in the plan, the individual also will be entitled at the time of termination to severance pay for a period of 24 months following termination at an annual rate equal to his base annual salary plus the highest amount of bonus or incentive compensation paid or payable to the employee for any one of the three preceding calendar years, and to continued medical, life insurance and other benefits for the 24 month period. It is intended that the Third Amended and Restated Change in Control Severance Benefit Plan will provide that payment will be delayed for six months if required under federal tax rules in order to avoid adverse tax consequences. Messrs. Bready, Hall, Donnelly and Kelln are not currently participants under this plan. Edward J. Cooney, Nortek’s Vice President and Treasurer is currently among the participants under the plan.

Deferred Compensation Plan of Nortek Holdings
      In connection with the THL Transaction, certain members of Nortek management became participants in a newly adopted deferred compensation plan of Nortek Holdings. These management participants, who would have been entitled to receive cash payments upon consummation of the THL Transaction in respect of all options previously granted to them under the former Nortek Holdings, Inc. 2002 Stock Option Plan, instead sold a portion of those options to THL Buildco and surrendered the remainder of the options held by them for cancellation without immediate payment. In consideration for this cancellation of options without immediate payment, Nortek Holdings established this deferred compensation plan and credited for the account of each of these management participants under the plan a notional amount equal to the value of the old stock options so cancelled. For purposes of the plan, the value of the stock options cancelled equals the excess of the value of the stock underlying the options at the time of the THL Transaction over the aggregate exercise price of the options. The plan is a non-qualified, unfunded obligation of Nortek Holdings. Distributions to participants under the plan track proportionate distributions to those made to the Class A units of Investors LLC. The maximum aggregate amount of distributions that were initially payable to any participant under the plan equals the total value of the stock options surrendered by the participant for cancellation without payment, or an aggregate of approximately $111,800,000 for all participants. In connection with the 2005 dividend as described in “Relationships and Transactions with Related Parties — 2005 Dividend,” payments were made under the plan to certain of the named executive officers and directors, which reduced the maximum amounts of distributions for certain of the named executive officers and directors. The payments to our executive officers, directors and all other participants under the plan furthermore reduced the aggregate maximum amount payable under the plan to approximately $54.0 million for all participants. As of April 1, 2006, the balances payable to certain named executive officers and directors were as follows: Mr. Bready, $37,773,786; Mr. Hall, $2,915,176; Mr. Donnelly, $1,787,140; Mr. Cooney, $738,477; Mr. Bloomberg, $260,317; Mr. Cianciolo, $173,546; and Mr. Hiley $477,556. These amounts were paid with cash on hand at Nortek and a portion of the proceeds of the borrowing made under NTK Holdings’ senior unsecured loan facility on May 10, 2006. See “Relationships and Transactions with Related Parties — 2006 Dividend.” The participants are not entitled to any further distributions under the plan.
2006 Incentive Plan
      Before the completion of this offering, our board of directors intends to adopt, and submit to our stockholder for approval, our 2006 Incentive Plan. The purpose of the incentive plan is to advance our interests by providing for the grant to participants of stock-based and other incentive awards. A maximum of                      shares of common stock may be delivered in satisfaction of awards made under the Incentive Plan. The maximum number of shares of common stock for which stock options may be granted to any person in any calendar year and the maximum number of shares of common stock subject to stock appreciation rights, or “SARs”, granted to any person in any calendar year will each be                     . The maximum benefit that will be paid to any person under other awards in any calendar year will be, to the extent paid in shares,                      shares, and, to the extent paid in cash, $                    . In the event of a stock dividend, stock split or other change in our capital structure, the administrator will make appropriate adjustments to the limits described above and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to awards, any exercise prices relating to awards and any other provisions of awards affected by the change. The administrator may also make similar adjustments to take into account other distributions to stockholders or any other event, if the administrator determines that adjustments are appropriate to avoid distortion in the operation of the Incentive Plan and to preserve the value of awards. The Incentive Plan will terminate on the tenth anniversary of the adoption of the Incentive Plan.
      Administration. Our compensation committee of directors or another committee appointed by our board will administer the Incentive Plan. The administrator has full authority to determine who will receive awards and to determine the types of awards to be granted as well as the amounts, terms, and conditions of any awards. Awards may be in the form of options, SARs, restricted or unrestricted stock, stock unit (including restricted stock units) or performance awards. The administrator has the right to determine any questions that may arise regarding the interpretation and application of the provisions of the Incentive Plan and to make, administer, and interpret such rules and regulations as it deems necessary or advisable.
      Eligibility. Participation is limited to those key employees and directors, as well as consultants and advisors, who in the administrator’s opinion are in a position to make a significant contribution to our success and who are selected by the administrator to receive an award.
      Stock Options. The administrator may from time to time award options to any participant subject to the limitations described above. Stock options give the holder the right to purchase shares of our common stock within a specified period of time at a specified price. Two types of stock options may be granted under the incentive plan: incentive stock options, or “ISOs”, which are subject to special tax treatment as described below, and nonstatutory options, or “NSOs”. Eligibility for ISOs is limited to our employees.
      The exercise price of a stock option cannot be less than the fair market value of the common stock at the time of grant. In addition, the expiration date of an ISO cannot be more than ten years after the date of the original grant. In the case of NSOs, the expiration date is determined in the discretion of the administrator. The administrator also determines all other terms and conditions related to the exercise of an option, including the consideration to be paid, if any, for the grant of the option, the time at which options may be exercised and conditions related to the exercise of options.
      Stock Appreciation Rights. The administrator may grant SARs under the Incentive Plan. An SAR entitles the holder upon exercise to receive an amount in cash or common stock or a combination thereof (as determined by the administrator) computed by reference to appreciation in the value of a share of common stock above a base amount which cannot be less than the fair market value of the common stock at the time of grant.
      Stock Awards; Deferred Stock. The Incentive Plan provides for awards of nontransferable shares of restricted common stock, as well as unrestricted shares of common stock. Awards of restricted stock and unrestricted stock may be made in exchange for past services or other lawful consideration. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited or resold to us unless specified conditions are met. Subject to these restrictions, conditions and forfeiture provisions, any recipient of an award of restricted stock will have all the rights of one of our stockholders, including the right to vote the shares and to receive dividends. Other awards under the Incentive Plan may also be settled with restricted stock. The Incentive Plan also provides for deferred grants entitling the recipient to receive shares of common stock in the future on such conditions as the administrator may specify.
      Performance Awards. The administrator may also make awards subject to the satisfaction of specified performance criteria. Performance awards may consist of common stock or cash or a combination of the two. The performance criteria used in connection with a particular performance award will be determined by the administrator. In the case of performance awards intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, which are not exempt from 162(m) under applicable IRS regulations, the administrator will use objectively determinable measures of performance in accordance with Section 162(m) that are based on any or any combination of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings. The administrator will determine whether the performance targets or goals that have been chosen for a particular performance award have been met.
      General Provisions Applicable to All Awards. Shares delivered under the incentive plan may consist of either authorized but unissued or treasury shares. The number of shares delivered upon exercise of a stock option is determined net of any shares transferred by the optionee to us (including through the holding back of shares that would otherwise have been deliverable upon exercise) in payment of the exercise price or tax withholding.
      Mergers and Similar Transactions. In the event of a consolidation or merger in which we are not the surviving corporation or which results in the acquisition of substantially all of our stock by a person or entity or by a group of persons or entities acting together, or in the event of a sale of substantially all of our assets or our dissolution or liquidation, the following rules will apply except as otherwise provided in an award:
      If there is a surviving or acquiring entity, the administrator may arrange to have that entity (or an affiliate) assume outstanding awards or grant substitute awards. In the case of shares of restricted stock, the administrator may require that any amounts delivered, exchanged or otherwise paid in respect of those shares in connection with the transaction be placed in escrow or otherwise made subject to restrictions determined by the administrator. Alternatively, the administrator may provide a cash-out with respect to some or all awards equal in the case of each affected award to the fair market value per share of stock times the number of shares of stock subject to the award, less the aggregate exercise price, if any, under the award.
      If there is no assumption, substitution or cash-out, each award requiring exercise will become fully exercisable prior to the completion of the transaction on a basis that gives the holder of the stock option a reasonable opportunity to exercise the stock option and participate in the transaction as a stockholder.
      Each outstanding award other than restricted stock, unless assumed, will terminate upon completion of the transaction.
      Amendment. The administrator may at any time or times amend the Incentive Plan or any outstanding award for any purpose which may at the time be permitted by law, and may at any time terminate the incentive plan as to any future grants of awards.

RELATIONSHIPS AND TRANSACTIONS WITH RELATED PARTIES
2006 Dividend
      The net proceeds from the borrowing under NTK Holdings’ senior unsecured term loan facility were utilized to (1) make a cash dividend of approximately $174,900,000 to Investors LLC, which, in turn, made a distribution to the holders of its Class A and Class B membership interests, including affiliates of Thomas H. Lee Partners, L.P. and certain members of our management, and (2) make a capital contribution of approximately $25,900,000 to Nortek Holdings, which was used by Nortek Holdings, together with a dividend of approximately $28,100,000 from Nortek, to make a distribution of approximately $54,000,000 to the participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan (including certain of our executive officers) in accordance with the terms of that plan. As a result of these distributions, holders of the Class A membership interests in Investors LLC and the participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan are not entitled to any further distributions.
2005 Dividend
      On February 18, 2005, NTK Holdings declared a cash dividend of $186,970,194.50 to NTK Holdings’ sole stockholder, Investors LLC. In turn, Investors LLC authorized a distribution of $186,970,194.50 to the equity holders of Investors LLC in accordance with the terms of the LLC Agreement by and among Investors LLC and its members. The result was a cash payment of $516.65 for each Class A Unit and $0.051 for each Class B Unit. In addition, on February 18, 2005, NTK Holdings contributed $57,737,885.51 to Nortek Holdings for the purpose of making payments under the 2004 Nortek Holdings, Inc. Deferred Compensation Plan. Payments under the plan were made to our named executive officers and directors as follows: Mr. Bready, $40,376,422; Mr. Hall, $3,116,034; Mr. Donnelly, $1,910,278; Mr. Cooney, $789,361; Mr. Cianciolo, $185,504; and Mr. Hiley, $510,457.
The THL Transaction
      On August 27, 2004, THL Buildco purchased all of the outstanding capital stock of the former Nortek Holdings pursuant to the Stock Purchase Agreement among THL Buildco, THL Buildco Holdings and the stockholders of the former Nortek Holdings, dated July 15, 2004. Immediately upon the completion of this acquisition, THL Buildco was merged with and into the former Nortek Holdings, with the former Nortek Holdings continuing as the surviving corporation, and the former Nortek Holdings was then merged with and into Nortek with Nortek continuing as the surviving corporation and a wholly-owned subsidiary of THL Buildco Holdings. THL Buildco Holdings was then renamed Nortek Holdings, Inc. Nortek Holdings is a wholly-owned subsidiary of NTK Holdings, which is a wholly-owned subsidiary of Investors LLC. In connection with this acquisition, members of Nortek management reinvested a portion of their equity interest in the former Nortek Holdings and received equity interests in Investors LLC and interests in a deferred compensation plan established by Nortek Holdings. See “Management — Executive Compensation — Deferred Compensation Plan of Nortek Holdings.”
Limited Liability Company Agreement of Investors LLC
      Upon the consummation of the THL Transaction, the holders of units in Investors LLC entered into a limited liability company agreement. In February 2005 the limited liability company agreement was amended to reflect the formation of NTK Holdings. The limited liability company agreement of Investors LLC authorizes Investors LLC to issue three classes of limited liability company interests designated as Class A units, Class B units and Class C units.
      A management committee elected by holders of the Class B units of Investors LLC has the exclusive authority to manage and control the business and affairs of Investors LLC. The management committee’s size and composition is determined in accordance with the provisions of a Securityholders Agreement, which states that the management committee initially will consist of six managers. See “— Securityholders Agreement.”
      All distributions of property by Investors LLC are made first to the holders of Class A units and Class B units until such holders receive a return of all their invested capital in respect of their units, second, to the holders of Class C units until such holders receive any amounts from any prior distribution that they would have received in such prior distribution with respect to Class C units that have vested since the time of such prior distribution had such Class C units been vested at the time of such prior distribution; and thereafter to the holders of Class B units and Class C units (to the extent the Class C units are vested at the time of such distribution, as discussed below) proportionately based on the number of Class B units and vested Class C units held by such holders. As a result of distributions already made, no further distributions in respect of the Class A units or in respect of recovery of invested capital on the Class B units are required to be made.
      The Class C units are divided into two series: Class C-1 time-vesting units and Class C-2 performance-vesting units. One-third of the total number of Class C units are designated as time-vesting units and two-thirds of the total number of Class C units are designated as performance-vesting units. The Class C units are issued to officers, directors, employees and consultants of Nortek Holdings and its subsidiaries as determined by the management committee of Investors LLC.
      The Class C-1 time-vesting units vest over a three-year period on a quarterly basis in equal amounts. The vesting of the Class C-1 time-vesting units will be accelerated and such units will become fully vested if:

•	Investors LLC has sold 90% of the capital stock of NTK Holdings held by it in exchange for cash or marketable securities, or

•	following an initial public offering of equity securities of Investors LLC or its subsidiaries, Investors LLC has distributed 90% of the capital stock of NTK Holdings to the unit holders of Investors LLC and the unit holders of Investors LLC that are affiliated with Thomas H. Lee Equity Fund V, L.P. have distributed such shares of capital stock to their limited partners or members.
      In addition, the Class C-1 time-vesting units will become fully vested upon a liquidity event that results in the Class C-2 performance-vesting units becoming fully vested. The Class C-2 performance-vesting units will vest only in connection with certain liquidity events and only upon and to the extent of satisfaction in connection with such liquidity events of a minimum internal rate of return (at least 17%) and multiple of investment hurdles (ranging between 2 and 4 times the original investment) relating to the Class A and Class B units held by Thomas H. Lee Equity Fund V, L.P. and its affiliates. Unvested Class C units will be subject to forfeiture in the event of termination of the employment or engagement of the holder of such Class C units.
      It is currently anticipated that upon the completion of this offering, the management committee of Investors LLC will agree to accelerate in full the vesting of all unvested Class C units in Investors LLC. We anticipate that, shortly following the exercise or expiration of the underwriters’ overallotment option, Investors LLC will be fully liquidated and all shares of our common stock held by Investors LLC immediately prior to such liquidation, together with all proceeds from any exercise of the underwriters’ over-allotment option, will be distributed pro rata to the holders of Class B units and Class C units in Investors LLC. See “Principal and Selling Stockholders” for a description of the number of our shares expected to be held by certain of our stockholders following the completion of such liquidation.

Securityholders Agreement
      Upon the consummation of the THL Transaction, Investors LLC and the holders of its Class A, Class B and Class C units entered into a securityholders agreement. In February 2005 we became a party to the securityholders agreement. The securityholders agreement terminates upon completion of this offering, other than with respect to the terms described under “Governance Following the Offering” and the terms described under “Registration Rights” below.

•	Governance Prior to the Offering. Under the securityholders agreement, the management committee of Investors LLC consists of not less than five and not more than eleven managers, as from time to time determined by Thomas H. Lee Equity Fund V, L.P. and its affiliates. The management committee initially consists of six managers. Under the terms of the securityholders agreement, for so long as Richard L. Bready is the holder of 5% or more of the outstanding Class B Units and Class C Units of Investors LLC or the fully diluted equity of any successor entity, Mr. Bready is entitled to designate two managers to serve on the management committee. This securityholders agreement also governs the election of directors to the boards of directors of NTK Holdings, Nortek Holdings and Nortek and requires that such boards be identical to the management committee of Investors LLC.

•	Governance Following the Offering. Under the terms of our securityholders agreement applicable to periods following completion of this offering, for so long as THL and its affiliates beneficially own at least % of our outstanding shares of common stock, we are required to nominate and use our reasonable best efforts to have elected to our board of directors that number of individuals that are designated by THL that is equal to the greater of (i) and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of our board of directors multiplied by the percentage of the outstanding shares of our common stock that THL and its affiliates beneficially own as of the date of nomination of directors to our board of directors (we refer to this percentage as the THL Percentage). In addition, under the terms of our securityholders agreement applicable to periods following completion of this offering, for so long as THL and its affiliates beneficially own at least % but less than % of our outstanding shares of common stock, we are required to nominate and use our reasonable best efforts to have elected to our board of directors that number of individuals that are designated by THL that is equal to the greater of (i) and (ii) a number of directors (rounded up to the nearest whole number) equal to the number of members of our board of directors multiplied by the THL Percentage as of the date of nomination of directors to our board of directors.

•	Transfers. Under the securityholders agreement, transfers of equity securities of Investors LLC by securityholders are permitted only to specified types of related parties who agree to sign the securityholders agreement. The securityholders agreement provides for customary tag-along rights and drag along rights.

•	Preemptive Rights. Under the securityholders agreement, Thomas H. Lee Equity Fund V, L.P. and its affiliates and any members of Nortek’s management that hold at least 5% of the fully diluted equity of Investors LLC will be granted the right to participate in any future equity financings by Investors LLC, subject to customary exceptions, in an amount necessary to maintain the investor’s fully diluted ownership interest in Investors LLC or any successor company.

•	Affiliate Transactions. Certain transactions between Investors LLC, NTK Holdings, Nortek Holdings, Nortek or its subsidiaries, on the one hand, and Thomas H. Lee Fund V, L.P. and its affiliates, on the other hand, require the approval of Mr. Bready or a majority of the independent managers of the management committee, if any, of Investors LLC.

•	Registration Rights. Registration rights apply to shares of capital stock of NTK Holdings that are distributed to the holders of Investors LLC membership units. See “Description of Capital Stock — Registration Rights” for a description of these registration rights.
Transaction Fee; Management Agreement with Affiliate of Thomas H. Lee Partners, L.P.
      Upon the closing of the THL Transaction, Nortek Holdings and Nortek entered into a management agreement with THL Managers V, LLC, an affiliate of Thomas H. Lee Partners, L.P., pursuant to which THL Managers V, LLC has provided certain financial and strategic advisory and consultancy services. In February 2005, the management agreement was amended to reflect the formation of NTK Holdings. Nortek paid to THL Managers V, LLC a transaction fee of $25,000,000 upon the closing of the THL Transaction. In addition, the agreement provides for the payment by us to THL Managers V, LLC or a designee thereof an annual management fee equal to the greater of:

•	$2,000,000 per annum, or

•	an amount equal to 0.75% of our consolidated earnings before interest, taxes, depreciation and amortization, before deduction for such fee, as well as the costs and expenses incurred by THL Managers V, LLC and its affiliates in connection with the provision of future services under the management agreement. NTK Holdings expensed approximately $2,154,000 for the year ended December 31, 2005 and approximately $552,000 for the quarter ended April 1, 2006 related to this management agreement in the consolidated statement of operations included elsewhere herein.
      Under the management agreement, Nortek has also agreed to indemnify THL Managers V, LLC and its affiliates from and against all losses, claims, damages and liabilities arising out of or related to the performance by THL Managers V, LLC of the services pursuant to the management agreement.
      Upon completion of the offering, the management agreement will be terminated (other than the indemnification obligations described in the immediately preceding paragraph), and we will pay THL approximately $                    in connection with such termination.
Fees Paid to Director and Former Consultant
      David B. Hiley, one of our directors, retired as a consultant to the company on January 1, 2005 and received a payment of $1,000,000 on January 3, 2005 in connection with such retirement under the terms of his consultant agreement. So long as Mr. Hiley continues as a director of NTK Holdings and Nortek following such retirement, he will be entitled to receive compensation payable to non-management directors. In addition, Mr. Hiley has retained the use of a company automobile.

PRINCIPAL AND SELLING STOCKHOLDERS
      Investors LLC currently owns 3,000 shares of our common stock which represents 100% of our outstanding common stock. In the event that the underwriters’ over-allotment option is exercised in full, Investors LLC will sell                      shares pursuant to the over-allotment option. Shortly following the expiration or exercise of the underwriters’ over-allotment option, Investors LLC will be fully liquidated and all shares of our common stock held by Investors LLC immediately prior to such liquidation, together with all proceeds from any exercise of the underwriters’ over-allotment option, will be distributed in such liquidation pro rata to the holders of Class B membership interests and Class C membership interests in Investors LLC.
      The following table sets forth information regarding the beneficial ownership, as of April 1, 2006 and assuming the completion of the liquidation of Investors LLC, of our common stock by:

•	each person or group known to us to beneficially own more than five percent of our common stock,

•	each member of our board of directors and each of our named executive officers, and

•	all members of our board of directors and our executive officers as a group.

      Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

						Shares of
						common
						stock to
				Shares of common		be sold	Shares of common
				stock beneficially		assuming	stock beneficially
				owned after this		full	owned after this
	Shares of common			offering assuming		exercise	offering assuming
	stock beneficially			no exercise of the		of the over-	full exercise of the
	owned prior to the			over-allotment		allotment	over-allotment
	offering			option		option	option

Name and Address	Number	Percent		Number	Percent	Number	Number	Percent

Principal Shareholders:
Thomas H. Lee Partners L.P. and affiliates(1)	1,992.9	66.43%
Board of Directors Members and Named Executive Officers:
Jeffrey C. Bloombergα	3.0	—	*
Richard L. BreadyαФ	561.9	18.73%
Joseph M. Ciancioloα	4.8	—	*
Edward J. CooneyФ	20.1	—	*
Anthony J. DiNoviα	—	—
Kevin W. DonnellyФ	36.0	1.20%
Almon C. HallФ	56.7	1.89%
David V. Harkinsα	—	—
David B. Hileyα	11.4	—	*
Bryan L. KellnФ	24.9	—	*
Kent R. Weldonα	—	—
All board of directors members and executive officers as a group (11 persons)	719.1	23.97

*	Less than 1%

α	Director

Ф	Named executive officer

(1)	Includes shares of common stock owned by each of Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I, LLC, Putnam Investments Employees’ Securities Company II, LLC, 1997 Thomas H. Lee Nominee Trust, and Thomas H. Lee Investors Limited Partnership. Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P. and Thomas H. Lee Equity (Cayman) Fund V, L.P. are Delaware limited partnerships, whose general partner is THL Equity Advisors V, LLC, a Delaware limited liability company. Thomas H. Lee Advisors, LLC, a Delaware limited liability company, is the general partner of Thomas H. Lee Partners, L.P., a Delaware limited partnership, which is the sole member of THL Equity Advisors V, LLC. Thomas H. Lee Investors Limited Partnership is a Massachusetts limited partnership, whose general partner is THL Investment Management Corp., a Massachusetts corporation. The 1997 Thomas H. Lee Nominee Trust is a trust with US Bank, N.A. serving as Trustee. Thomas H. Lee, a managing director of Thomas H. Lee Partners, L.P. has voting and investment control over common shares owned of record by the 1997 Thomas H. Lee Nominee Trust. David V. Harkins, Anthony J. DiNovi and Kent R. Weldon are managing directors of Thomas H. Lee Partners, L.P. Each of Messrs. Harkins, DiNovi and Weldon may be deemed to beneficially own shares of common stock held of record by Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman)

Fund V, L.P. and Thomas H. Lee Investors Limited Partnership. Each of these individuals disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address of Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Equity (Cayman) Fund V, L.P., Thomas H. Lee Investors Limited Partnership, the 1997 Thomas H. Lee Nominee Trust, Anthony J. DiNovi, David V. Harkins and Kent R. Weldon is 100 Federal Street, Boston, MA 02110. Putnam Investments Holdings LLC, Putnam Investments Employees’ Securities Company I, LLC and Putnam Investments Employees’ Securities Company II, LLC each disclaims beneficial ownership of any securities other than the securities held directly by such entity. The address for the Putnam entities is One Post Office Square, Boston, MA 02109.

DESCRIPTION OF CAPITAL STOCK
      The following is a description of the terms of our certificate of incorporation and by-laws, the forms of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part and which will become effective prior to the offering contemplated by this prospectus.
Authorized Capitalization
      Upon completion of this offering, the total amount of our authorized capital stock will consist of                      shares of common stock, par value $0.01 per share. As of                     , 2006 there were                      shares of our common stock outstanding held of record by one stockholder, Investors LLC. Based upon the number of shares outstanding as of                     , 2006 and giving effect to the issuance of common stock offered by us in this offering, there will be                      shares of common stock outstanding upon the closing of the offering. In addition, as of                     , 2006, we had no outstanding options for the purchase of shares of common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly issued, fully paid and nonassessable.
Common Stock
      Dividends. The holders of shares of our common stock will be entitled to receive ratably such dividends and other distributions, if any, as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions.
      Rights Upon Liquidation. In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share ratably in our assets available for distribution after payment to creditors.
      Voting and Preemptive Rights. Shares of our common stock will carry one vote per share on all matters submitted to a vote of stockholders. Holders of shares of our common stock have no preemptive rights. Our securityholders agreement contains certain agreements with respect to election of directors and provides contractual preemptive rights to certain of our stockholders. See “Relationships and Transactions with Related Parties — Securityholders Agreement.

Preferred Stock
      Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide shares of preferred stock into one or more series and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the Delaware General Corporation Law, or DGCL. The issuance of shares of preferred stock could have the effect of decreasing the market price of shares of our common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of shares of our common stock.
Anti-Takeover Effects of Various Provisions of Our Certificate of Incorporation and By-laws
      Our certificate of incorporation and by-laws contain provisions that may have some anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
      Quorum Requirements; Removal of Directors. Our certificate of incorporation provides for a minimum quorum of a majority voting power of the outstanding shares of our capital stock entitled to vote. Directors may be removed, with or without cause, by the affirmative vote of at least a majority in voting power of the outstanding shares of capital stock entitled to vote for the election of directors.
      Classified Board; Number of Directors Our board of directors will be classified into three classes. Each director will serve a three year term and will stand for re-election once every three years. Because less than half of our directors are elected at each annual meeting, two annual meetings could be required for the stockholders to change a majority of the board. The classification of our board of directors may make it more difficult for a third party to acquire control of us.
      No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not expressly address cumulative voting.
      Calling of Special Meeting of Stockholders. Our certificate of incorporation prohibits stockholder action by written consent at any time during which any class of our capital stock is registered under Section 12 of the Securities Exchange Act of 1934. Our by-laws provide our stockholders holding together at least a majority of shares of our capital stock entitled to vote with the power to call or to request our board of directors to call special meetings of stockholders. In addition, special meetings of stockholders may be called by our board of directors.
      Limitations on Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director.
      Our certificate of incorporation provides that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL if any such person is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request, as a director, manager, officer, partner, employee, agent or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, against expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement incurred (and not otherwise recovered) in connection with such action, suit, proceeding or claim, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. We are also expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
      Authorized but Unissued Shares. Subject to the terms of our certificate of incorporation, our authorized but unissued shares of common stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
      In addition, our certificate of incorporation grants our board of directors the authority to adopt amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation, subject to the right of the stockholders, upon the affirmative vote of at least a majority in voting power of the then outstanding shares of our capital stock, to adopt, amend or repeal our by-laws, including to amend or repeal the by-laws adopted or amended by our board of directors.
Delaware Anti-Takeover Statute
      Our certificate of incorporation will provide that we are not governed by Section 203 of the DGCL, which in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.
Registration Rights
      Under the registration rights agreement to be entered into upon the liquidation of Investors LLC, we will agree to register shares of our common stock owned by the members of Investors LLC (who include all persons holding shares of our outstanding common stock not offered in this offering) under the following circumstances:

•	Demand Rights. Parties affiliated with Thomas H. Lee Partners, L.P. will have the right to make six requests, and after the later of such time as Mr. Bready ceases to be our chief executive officer and the one- year anniversary of this offering, Mr. Bready will have the right to make two requests, that we register their respective shares of our common stock for resale under an appropriate registration statement filed and declared effective by the SEC. We may defer a demand registration by up to 60 days if our board of directors determines that registration at such time would require disclosure that would materially and adversely affect us.

•	Piggyback Rights. If at any time we propose to register the offer and sale of our capital stock, for our own account or for resale by our stockholders, the stockholders party to our registration rights agreement may elect to include in such registration statement a pro rata share of the common stock each such person holds.

•	Lockup. In consideration of these registration rights, the registration rights agreement will require the parties to agree not to sell shares or request a registration statement for the sale of their shares for a period of 90 days following the effective date of any registration statement filed by us in connection with the exercise of registration rights (or up to 180 days as advised by the managing underwriter for any underwritten offering).
      A holder’s right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the underwritten offering based on an order of priority set forth in the registration rights agreement. All fees, costs and expenses of underwritten registrations will be borne by us and all selling expenses, including underwriting discounts and selling commissions will be borne by the holders of the shares being registered.
Listing
      We intend to apply to list our common stock on the New York Stock Exchange under the symbol “NTK.” There is currently no established public trading market for our common stock.
Transfer Agent and Registrar
                          is the transfer agent and registrar for our common stock.

DESCRIPTION OF INDEBTEDNESS
      The material terms of the agreements that govern our principal debt obligations for borrowed money are summarized below.
Senior Unsecured Loan Facility
      On May 10, 2006, NTK Holdings borrowed an aggregate principal amount of $205.0 million under a senior unsecured loan facility. The proceeds of this borrowing were utilized to (1) make a cash dividend of approximately $174.9 million to Investors LLC, which, in turn, made a distribution to the holders of its Class A and Class B membership interests, including affiliates of Thomas H. Lee Partners, L.P. and certain members of our management, (2) make a capital contribution of approximately $25.9 million to Nortek Holdings, which was used by Nortek Holdings, together with a dividend of approximately $28.1 million from Nortek, to make a distribution of approximately $54.0 million to participants under the 2004 Nortek Holdings, Inc. Deferred Compensation Plan (including certain of our executive officers) and (3) pay related fees and expenses. As a result of these distributions, the holders of the Class A membership interests in Investors LLC and the participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan are not entitled to any further distributions.
      The senior unsecured loan facility has a term of one year, although any loans not repaid on or prior May 10, 2007 will be extended until March 1, 2014. At any time after the first year of the new senior unsecured loan facility, holders of loans will have the option to exchange their loans into exchange notes equal to 100% of the aggregate principal amount of the loans under the facility for which they are exchanged. The exchange notes rank pari passu with the loans that remain outstanding under the senior unsecured loan facility and have substantially similar terms to the terms of the existing NTK Holdings 10 3/4 % senior discount notes.
      The senior unsecured loan facility bears interest at LIBOR plus a spread, which spread increases over time, subject to a cap on the overall interest rate of 11% per annum. NTK Holdings has the right to pay interest in cash or by adding interest to the principal amount of the loans under the senior unsecured facility. The senior unsecured loan facility is not guaranteed by any of NTK Holding’s subsidiaries or secured by any assets of NTK Holdings or any of its subsidiaries.
      Affiliates of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and UBS Securities LLC, each an underwriter for this offering, are arrangers and lenders under our senior unsecured loan facility.
      We intend to prepay the senior unsecured loan facility in full with the proceeds from this offering.
NTK Holdings’ Outstanding 10 3/4% Senior Discount Notes
      NTK Holdings’ 10 3/4% senior discount notes due 2014 were issued on February 15, 2005 in an aggregate principal amount at maturity of $403.0 million. The 10 3/4% senior discount notes were issued at a discount to the principal amount at maturity, such that the aggregate principal amount of the 10 3/4 % senior discount notes on the date of issuance, or the “accreted value” of the notes on the date of issuance, was $250.4 million.
      The accreted value of the 10 3/4% senior discount notes will increase from the date of issuance at a rate of 10 3/4% per annum compounded semi-annually such that the accreted value would, if no prior redemptions are made, equal the principal amount of $403.0 million in September 2009. No cash interest will accrue on the 10 3/4% senior discount notes prior to September 1, 2009 and, thereafter, cash interest will accrue at 10 3/4 % per annum payable semi-annually in arrears on March 1 and September 1 of each year, commencing on March 1, 2010, until maturity. The notes are not guaranteed by any of NTK Holdings’ subsidiaries or secured by any assets of NTK Holdings or any of its subsidiaries.
      At any time prior to March 1, 2008, we may use the proceeds from one or more equity offerings to redeem up to 35% of the aggregate principal amount at maturity of the notes at a specified premium. At any time on or after September 1, 2009, we may redeem the notes, in whole or in part, at a specified premium declining ratably to par, plus accrued and unpaid interest. The indenture governing such notes provides that if a change of control occurs, the holders of the notes will have the right to require us to repurchase all or any part of each of their notes at a price of 101% of the accreted value of the notes at that time, plus accrued and unpaid interest.
      On March 1, 2010, we will be required to redeem 31.18% of the principal amount of each then outstanding 10 3/4 % senior discount note plus any additional amount required to prevent the notes from being treated as an “Applicable High Yield Discount Obligation” under the U.S. Internal Revenue Code.
      The indenture governing the 10 3/4 % senior discount notes contains certain covenants that limit, among other things, the ability of NTK Holdings and its subsidiaries, including Nortek, to:

•	incur additional debt,

•	pay dividends or distributions on capital stock or repurchase capital stock;

•	make certain investments,

•	create liens on assets to secure debt,

•	enter into transactions with affiliates,

•	merge or consolidate with another company, or

•	transfer and sell assets.
      The indenture governing NTK Holdings’ 10 3/4 % senior discount notes contains customary events of default.
      We intend to redeem a portion of the senior discount notes with the proceeds from this offering. See “Use of Proceeds.”
Nortek’s Senior Secured Credit Facility
      In connection with the THL Transaction, Nortek entered into a senior secured credit facility provided by a syndicate of financial institutions and institutional lenders. This senior secured credit facility was amended and restated on April 3, 2006. The credit agreement governing Nortek’s senior secured credit facility provides for senior secured financing of up to $900.0 million, consisting of

•	a $200.0 million revolving credit facility with a maturity in August 2010, including both a letter of credit sub-facility and a swing line loan sub-facility, and

•	a $700.0 million term loan facility with a maturity in August 2011 that was drawn in full in connection with the consummation of the THL Transaction.
      A portion of the revolving credit facility is available to one or more Canadian subsidiaries of Nortek in United States or Canadian dollars. In addition, Nortek may request incremental tranches of the term loan or increases to the revolving credit facility in an aggregate amount not exceeding $200.0 million, subject to certain conditions and the receipt of lending commitments from existing or additional lenders.

      All borrowings under Nortek’s senior secured credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.
      Proceeds of the term loan, together with other sources of funds described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — THL Transaction,” were used to finance the THL Transaction, the related repurchases of notes and the payment of transaction fees and expenses. Proceeds of revolving loans, swing line loans and letters of credit are available to provide financing for working capital and general corporate purposes.

Interest and Fees
      The interest rates applicable to loans under Nortek’s senior secured credit facility are, at Nortek’s option, equal to either an alternate base rate or an adjusted LIBOR rate for a one, two, three or six month interest period (or a nine or 12 month period, if available) chosen by Nortek, plus an applicable margin percentage. The alternate base rate is the greater of (1) the prime rate or (2) one-half of 1% over the weighted average of the rates on overnight federal funds transactions as published by the Federal Reserve Bank of New York. The adjusted LIBOR rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject. Swing line loans bear interest at the interest rate applicable to alternate base rate revolving loans.
      The applicable margin percentage is a percentage per annum equal to (1) 1.0% for alternate base rate term loan and 0.75% for alternative base rate revolving loans and (2) 2.0% for adjusted LIBOR rate term loan and 1.75% for adjusted LIBOR rate revolving loans. Nortek pays a commitment fee, quarterly in arrears, initially equal to 0.375% per annum in respect of any unused commitments under the revolving credit facility. The applicable margin percentages and the commitment fee are subject to adjustment based upon a leverage ratio.

Prepayments
      Subject to exceptions, Nortek’s senior secured credit facility requires mandatory prepayments of the term loan in amounts equal to:

•	50% (as may be reduced based upon our leverage ratio) of annual “excess cash flow,”

•	100% of the net cash proceeds from certain asset sales and casualty and condemnation events, subject to reinvestment rights and certain other exceptions,

•	100% of the net cash proceeds from certain incurrences of debt, and

•	50% (as may be reduced based upon our leverage ratio) of the net cash proceeds from specified issuances of equity securities.
      Voluntary prepayments and commitment reductions are permitted, in whole or in part, without premium or penalty, other than customary breakage costs with respect to adjusted LIBOR rate loans. We intend to prepay a portion of the term loan under Nortek’s senior secured credit facility with the proceeds from this offering. See “Use of Proceeds.”

Amortization of Principal
      Nortek’s senior secured credit facility requires scheduled quarterly payments on the term loan equal to 0.25% of the original principal amount of the term loan for the first six years after the initial drawing in August 2004, with the balance paid in four equal quarterly installments thereafter.

Collateral and Guarantors
      The obligations of Nortek under its senior secured credit facility are guaranteed by Nortek Holdings and by all of Nortek’s existing and future significant domestic “restricted subsidiaries” (as defined in the senior secured credit facility) and are secured by substantially all of Nortek’s assets and the assets of the guarantors, whether now owned or later acquired, including a pledge of all of Nortek’s capital stock, the capital stock of certain of Nortek’s domestic subsidiaries and 65% of the capital stock of each of its significant foreign subsidiaries that is directly owned by Nortek or a guarantor subsidiary. The obligations of Nortek’s subsidiaries that are borrowers under the Canadian sub-facility of Nortek’s revolving credit facility are guaranteed by Nortek, Nortek Holdings, the guarantors described above and certain of Nortek’s other Canadian subsidiaries, and secured by certain assets of such Canadian borrowers and guarantors.

Restrictive Covenants and Other Matters
      Nortek’s senior secured credit facility requires that Nortek comply on a quarterly basis with certain financial covenants, including a minimum interest coverage ratio test and a maximum leverage ratio test, which financial covenants will become more restrictive over time. In addition, Nortek’s senior secured credit facility includes negative covenants that, subject to significant exceptions, limit Nortek’s ability and the ability of Nortek Holdings and Nortek’s subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees,

•	incur liens and engage in sale leaseback transactions,

•	make capital expenditures,

•	make investments and loans,

•	pay dividends, make payments or redeem or repurchase capital stock,

•	engage in mergers and acquisitions,

•	prepay, redeem or purchase certain indebtedness including the notes,

•	amend or otherwise alter terms of certain indebtedness, including the notes, and certain material agreements,

•	enter into agreements limiting subsidiary distributions,

•	engage in certain transactions with affiliates, and

•	alter the business that we conduct.
      Nortek’s senior secured credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting Nortek’s senior secured credit facility to be in full force and effect, and change of control. If such an event of default occurs, the lenders under Nortek’s senior secured credit facility would be entitled to take various actions, including the acceleration of amounts due under Nortek’s senior secured credit facility and all actions permitted to be taken by a secured creditor. Such a default may also allow other creditors, if the agreements so provide, to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies.

Nortek’s Outstanding 9 7/8% Senior Subordinated Notes
      Nortek’s 9 7/8% senior subordinated notes were issued on June 12, 2001 in an original aggregate principal amount of $250.0 million. In connection with the THL Transaction, Nortek commenced a debt tender offer to acquire all of its 9 7/8% senior subordinated notes and obtain holder consents to eliminate substantially all of the affirmative and restrictive covenants, certain events of default and other related provisions in the indenture governing such notes, and reduce the minimum required notice period for redemptions to five days. Holders of approximately 96% of the aggregate principal amount of the 9 7/8% senior subordinated notes tendered their notes in connection with the tender offer. After completion of the tender offer, approximately $10.0 million in aggregate principal amount remained outstanding. Nortek amended the indenture governing the 9 7/8% senior subordinated notes to remove substantially all the restrictive covenants pursuant to a supplemental indenture dated as of August 5, 2004. Interest on such notes accrues at 9 7/8% per annum, with such interest payable semi-annually in arrears on each June 15 and December 15 to holders of record of such notes as of each May 15 and November 15 prior to each such respective payment date. Such notes will mature on June 15, 2011. There is no sinking fund with respect to such notes. Nortek may redeem these notes on or after June 15, 2006, at specified redemption prices. We intend to redeem all of the remaining outstanding 9 7/8 % senior subordinated notes with the proceeds from this offering. See “Use of Proceeds.”
Nortek’s Outstanding 8 1/2% Senior Subordinated Notes
      Nortek’s 8 1/2% senior subordinated notes due 2014 were issued on August 27, 2004 in an original aggregate principal amount of $625.0 million, all of which remained outstanding as of December 31, 2005. Interest on such notes accrues at 8 1/2 % per annum, with such interest payable semi-annually in arrears on each March 1 and September 1, commencing on March 1, 2005. Such notes will mature on September 1, 2014.
      Nortek’s 8 1/2 % senior subordinated notes are unsecured and subordinated in right of payment to all of Nortek’s pre-existing and future senior debt. Each of Nortek’s U.S. restricted subsidiaries that guarantee other indebtedness has jointly and severally guaranteed the notes on a senior subordinated basis. Future direct and indirect U.S. subsidiaries that guarantee other indebtedness, excluding subsidiaries that are designated unrestricted subsidiaries in accordance with the indenture, will be required to guarantee the notes. The guarantees are unsecured and subordinated in right of payment to all existing and future senior debt of each guarantor.
      At any time prior to September 1, 2007, Nortek may redeem up to 35% of the aggregate principal amount of the notes with the proceeds of equity offerings at a redemption price equal to 108.5% of the principal amount, plus accrued and unpaid interest. At any time on or after September 1, 2009, Nortek may redeem the notes, in whole or part, at a specified premium declining ratably to par, plus accrued and unpaid interest.

      The indenture governing such notes provides that if a change in control of Nortek occurs, the holders of the notes will have the right to require Nortek to repurchase all or any part of each of their notes at a price of 101% of the aggregate principal amount of the notes plus accrued and unpaid interest. The indenture governing the 8 1/2 % senior subordinated notes contains certain covenants that limit, among other things, Nortek’s and its subsidiaries’ ability to:

•	incur additional debt,

•	pay dividends or distributions on capital stock or repurchase capital stock,

•	make certain investments,

•	create liens on assets to secure debt,

•	enter into transactions with affiliates,

•	merge or consolidate with another company, or

•	transfer and sell assets.
      The indenture governing Nortek’s 8 1/2 % senior subordinated notes contains customary events of default.

CERTAIN UNITED STATES TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
      The following is a general discussion of certain material United States federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. This discussion does not constitute tax advice. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a “United States person,” and that holds our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). For purposes of this discussion, the term United States person means:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable United States Treasury regulations.
      If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.
      This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder’s special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion.
      This discussion does not assume any aspects of United States federal estate or gift taxation. In addition, this discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Accordingly, each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

Dividends
      Distributions on our common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current year or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.
      Amounts treated as dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate and periodically update such form as required.
      Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and, if an income tax treaty applies, attributable to the non-United States holder’s U.S. permanent establishment) are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption and periodically update such form as required. However, such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same individual or corporate graduated rates applicable to United States persons, net of allowable deductions and credits.
      In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.
      A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax under an applicable income tax treaty may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. Non-U.S. holders should consult their tax advisors regarding their right to claim benefits under a relevant income tax treaty.

Gain on disposition of common stock
      A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a United States trade or business of the non-United States holder and, if a tax treaty applies, is attributable to a United States permanent establishment maintained by such non-United States holder;

•	the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

•	our common stock constitutes a United States real property interest within the meaning of Code section 897(c)(2) by reason of our status as a “United States real property holding corporation,” or “USRPHC,” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock, the “applicable period.”
      Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a United States real property interest with respect to a particular non-United States holder only if such non-United States holder actually or constructively held more than 5 percent of such regularly traded common stock during the applicable period.
      Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above generally will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Gain described in the third bullet point above generally will be taxed in the same manner as gain described in the first bullet point above, except that the branch profits tax will not apply. Non-United States holders should consult with their tax advisors regarding whether any applicable income tax treaties may provide for different rules.

Backup withholding and information reporting
      Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the non-United States holder, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the non-United States holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-United States holder’s country of residence.
      Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder if the holder has provided the certification described above that it is not a United States person (generally satisfied by providing the applicable IRS Form W-8) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.
      Payments of the proceeds from a disposition (including a redemption) effected outside the United States by a non-United States holder made by or through a non-United States office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) will apply to such a payment if the broker is a United States person or is a foreign person with certain specified U.S. connections, unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a non-United States holder (generally satisfied by providing the applicable IRS Form W-8) or an exemption is otherwise established, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.
      Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is furnished timely to the IRS.
      The foregoing discussion of the United States federal income tax considerations is not tax advice. Accordingly, each prospective non-United States holder should consult its own tax advisor about the United States federal, state and local non-United States tax consequences of the ownership and disposition of our common stock (including the applicability of income tax treaties) with respect to the non-United States holder’s particular situation.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below, there may be sales of substantial amounts of common shares in the public market after these restrictions lapse. These sales could adversely affect the prevailing market price and our ability to raise equity capital in the future.
Sales of Restricted Shares
      Upon completion of this offering, we will have outstanding                      shares of our common stock (or                      shares assuming the underwriters exercise their over-allotment option in full). Of these shares, the                      shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining                      shares of common stock held by existing shareholders are restricted securities as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

•	shares which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering,

•	additional shares which are not subject to the 180-day lock-up period described below may be sold beginning 90 days after the effective date of this offering, and

•	additional shares may be sold upon expiration of the 180-day lock-up period described below.
      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.
     Rule 144
      In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned our shares of common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares, assuming no exercise by the underwriters of their overallotment option to purchase additional shares, or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
     Rule 144(k)
      Shares of common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding such a sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.
     Rule 701
      In general, under Rule 701 of the Securities Act, shares acquired upon exercise of currently outstanding options or pursuant to other rights granted under our qualified compensatory stock plan are eligible to be resold 90 days after the effective date of this offering by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144,

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, and

•	in each case, without compliance with the one-year holding requirements of Rule 144.
Lock-up Agreements
      All of our officers, directors and stockholders owning an aggregate of                      shares of our common stock have signed lock-up agreements under which they agreed not to offer, sell, pledge, contract to sell, sell short, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock beneficially owned by them, for a period ending 180 days after the date of this prospectus.
Registration Rights
      In accordance with the terms of our securityholders agreement, upon the distribution of our shares to the members of Investors LLC we will enter into a registration rights agreement with those members. See “Description of Capital Stock — Registration Rights” for a description of these rights.

UNDERWRITING
      We, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Banc of America Securities LLC
UBS Securities LLC

Total

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional            shares from the selling stockholder to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
      The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                     additional shares.
Paid by the Company

	No Exercise	Full Exercise

Per Share	$	$—
Total	$	$—
Paid by the Selling Stockholder

	No Exercise	Full Exercise

Per Share	$—	$
Total	$—	$
      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
      Affiliates of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and UBS Securities LLC are arrangers and lenders under NTK Holdings’ senior unsecured loan facility. We intend to use a portion of the net proceeds from the sale of the common stock to repay all amounts outstanding under the senior unsecured loan facility. In addition, affiliates of Credit Suisse Securities (USA) LLC hold approximately $1.0 million of the term loan under Nortek’s senior secured credit facility. We intend to use a portion of the net proceeds from the sale of the common stock to repay a portion of the term loan, and this repayment will be allocated pro rata among all lenders in respect of the term loan. As a result of these payments, the underwriters may receive more than 10% of the entire net proceeds in this offering, and may be deemed to have a “conflict of interest” under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD.                     has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.                     has received $            from us as compensation for such role.
      We and our officers and directors, and substantially all of our existing stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
      The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.
      Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
      We intend to apply to list the common stock on the New York Stock Exchange, or NYSE, under the symbol “NTK.” In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.
      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
      Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares of our common stock to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of our common stock to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      The shares of our common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
      The shares of our common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the

Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      The underwriters will not execute sales in discretionary accounts without the prior written specific approval of the customers.
      We and the selling stockholder estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                    .
      We and the selling stockholder have agreed to indemnify the several underwriters and the qualified independent underwriter, in its capacity as qualified independent underwriter, against certain liabilities, including liabilities under the Securities Act of 1933.
      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or will receive customary fees and expenses. Affiliates of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and UBS Securities LLC are arrangers and lenders under NTK Holdings’ senior unsecured loan facility, which will be repaid with the proceeds from this offering.
      In addition, Credit Suisse Securities (USA) LLC or one of its affiliates served as a bookrunner for the placement of NTK Holdings’ 10 3/4% senior discount notes, as an arranger, bookrunner and lender in connection with Nortek’s senior secured credit facility and as a bookrunner for the placement of Nortek’s 8 1/2% senior subordinated notes. Further, Credit Suisse Securities (USA) LLC or one of its affiliates acted as a co-manager for the placement of the former Nortek Holdings’ 10% senior discount notes, which are no longer outstanding.
      Banc of America Securities LLC or one of its affiliates served as an arranger and lender in connection with Nortek’s senior secured credit facility, as a bookrunner for the placement of NTK Holdings’ 10 3/4% senior discount notes and as a co-manager for the placement of Nortek’s 8 1/2 % senior subordinated notes.
      UBS Securities LLC or one of its affiliates served as a bookrunner and arranger for Nortek’s senior secured credit facility, and is currently a lender and the administrative agent under the facility. UBS Securities LLC or one of its affiliates also served as the arranger for the amendment and restatement of Nortek’s senior secured credit facility in April 2006. UBS Securities LLC or one of its affiliates served as a co-manager for the placement of NTK Holdings’ 10 3/4% senior discount notes, served as a bookrunner for the placement of Nortek’s 8 1/2 % senior subordinated notes, and served as a co-manager for the placement of Nortek’s floating rate notes and the former Nortek Holdings’ 10% senior discount notes, which are no longer outstanding. UBS Securities or one of its affiliates also served as financial advisor to Nortek in connection with its 2004 acquisition by Thomas H. Lee Partners, L.P. and, prior to that, served as financial advisor to Nortek in connection with its 2004 sale of Ply Gem. In 2003, UBS Securities LLC or one of its affiliates acted as advisor to Kelso in connection with its acquisition of Nortek, and was a provider of financing to Kelso in connection with that transaction.

VALIDITY OF COMMON STOCK
      The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Ropes & Gray LLP and some partners of Ropes & Gray LLP are members of RGIP LLC, which owns 500 Class A units and 500 Class B units of Investors LLC and received a proportionate share of the dividend paid with a portion of the proceeds of NTK Holdings’ senior unsecured loan facility. In the contemplated liquidation of Investors LLC, RGIP LLC will receive            shares (after giving effect to our                -for-one stock split) of our common stock. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
      The consolidated financial statements of NTK Holdings, Inc. and subsidiaries as of December 31, 2005 and 2004 and for the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004, the period from January 1, 2004 to August 27, 2004, the period from January 10, 2003 to December 31, 2003, and the period from January 1, 2003 to January 9, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.
      You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room of the Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the Securities and Exchange Commission at http://www.sec.gov.
      We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.
      Our subsidiary, Nortek, Inc., files periodic reports and other information with the Securities and Exchange Commission under the terms of the indenture governing its outstanding notes. These reports and the other information may be inspected, without charge, and copied, at prescribed rates, at the public reference facilities maintained by the Securities and Exchange Commission as described above.

INDEX TO FINANCIAL STATEMENTS

Page No.

Condensed Consolidated Financial Statements (Unaudited)
Condensed Consolidated Balance Sheets as of April 1, 2006 and December 31, 2005	F-2
Condensed Consolidated Statements of Operations for the three months ended April 1, 2006 and April 2, 2005	F-4
Condensed Consolidated Statements of Cash Flows for three months ended April 1, 2006 and April 2, 2005	F-5
Condensed Consolidated Statement of Stockholder’s Investment for the three months ended April 1, 2006 and April 2, 2005	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-8
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-22
 Consolidated Statement of Operations for the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003
F-23
Consolidated Balance Sheet as of December 31, 2005 and 2004	F-24
 Consolidated Statement of Cash Flows for the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003
F-25
 Consolidated Statement of Stockholder’s Investment for the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003
F-28
Notes to the Consolidated Financial Statements	F-33

NTK HOLDINGS, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheet

		December 31,
	April 1, 2006	2005

	(Dollar amounts in
	thousands)
Assets
Current Assets:
Cash and cash equivalents	$70,158	$77,175
Accounts receivable, less allowances (in thousands) of $6,694 and $6,582	302,931	272,191
Inventories:
Raw materials	77,762	75,159
Work in process	24,309	21,400
Finished goods	153,748	145,753

	255,819	242,312

Prepaid expenses	11,167	10,510
Other current assets	26,610	26,329
Prepaid income taxes	15,890	20,955

Total current assets	682,575	649,472

Property and Equipment, at Cost:
Land	10,536	8,784
Buildings and improvements	88,780	84,310
Machinery and equipment	148,758	141,112

	248,074	234,206
Less accumulated depreciation	36,680	28,717

Total property and equipment, net	211,394	205,489

Other Assets:
Goodwill	1,379,115	1,381,350
Intangible assets, less accumulated amortization (in thousands) of $31,581 and $27,328	114,593	114,474
Deferred debt expense	40,699	42,098
Restricted investments and marketable securities	4,018	4,015
Other assets	7,564	7,711

	1,545,989	1,549,648

	$2,439,958	$2,404,609

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheet — (Continued)

		December 31,
	April 1, 2006	2005

	(Dollar amounts in thousands,
	except share data)
Liabilities and Stockholder’s Investment
Current Liabilities:
Notes payable and other short-term obligations	$5,714	$4,915
Current maturities of long-term debt	18,246	14,786
Accounts payable	180,533	159,015
Accrued expenses and taxes, net	168,712	187,183

Total current liabilities	373,205	365,899

Other Liabilities:
Deferred income taxes	2,661	4,119
Other	218,426	215,388

	221,087	219,507

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	1,636,714	1,628,677

Stockholder’s Investment:
Common stock, $0.01 par value, authorized 3,000 shares; 3,000 issued and outstanding at April 1, 2006 and December 31, 2005	—	—
Additional paid-in capital	130,264	130,181
Retained earnings	70,600	52,800
Accumulated other comprehensive income	8,088	7,545

Total stockholder’s investment	208,952	190,526

Total Liabilities and Stockholder’s Investment:	$2,439,958	$2,404,609

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statement of Operations

	For the Three Months Ended

	April 1, 2006	April 2, 2005

	(Dollar amounts in
	thousands)
Net Sales	$534,542	$434,118

Costs and Expenses:
Cost of products sold	370,468	309,459
Selling, general and administrative expense	95,337	79,588
Amortization of intangible assets	4,221	4,333

	470,026	393,380

Operating earnings	64,516	40,738
Interest expense	(36,124)	(37,184)
Investment income	708	446

Earnings before provision for income taxes	29,100	4,000
Provision for income taxes	11,300	1,700

Net earnings	$17,800	$2,300

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statement of Cash Flows

	For the Three Months Ended

	April 1, 2006	April 2, 2005

	(Dollar amounts in
	thousands)
Cash Flows from operating activities:
Net earnings	$17,800	$2,300

Adjustments to reconcile net earnings to net cash used in operating activities:
Depreciation and amortization expense, including amortization of purchase price allocated to inventory	12,250	11,615
Non-cash interest expense, net	8,705	6,064
Non-cash stock-based compensation expense	83	79
Loss (gain) on sale of fixed assets	134	(280)
Deferred federal income tax provision	3,500	1,100
Changes in certain assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable, net	(23,400)	(17,313)
Inventories	(10,183)	(17,036)
Prepaids and other current assets	775	612
Accounts payable	16,934	21,793
Accrued expenses and taxes	(16,617)	(31,520)
Long-term deferred compensation	755	(57,737)
Long-term assets, liabilities and other, net	(696)	4,395

Total adjustments to net earnings	(7,760)	(78,228)

Net cash provided by (used in) operating activities	10,040	(75,928)

Cash Flows from investing activities:
Capital expenditures	(12,106)	(3,683)
Net cash paid for businesses acquired	(7,900)	—
Proceeds from the sale of property and equipment	129	5,830
Change in restricted cash and marketable securities	(3)	—
Other, net	(1,455)	(399)

Net cash (used in) provided by investing activities	(21,335)	1,748

Cash Flows from financing activities:
Increase in borrowings	9,362	3,501
Payment of borrowings	(5,030)	(6,595)
Sale of 10 3/4 % Senior Discount Notes	—	244,708
Dividend to THL-Nortek Investors, LLC	—	(186,971)
Other, net	(54)	(207)

Net cash provided by financing activities	4,278	54,436

Net decrease in unrestricted cash and cash equivalents	(7,017)	(19,744)
Unrestricted cash and cash equivalents at the beginning of the period	77,175	94,955

Unrestricted cash and cash equivalents at the end of the period	$70,158	$75,211

Supplemental disclosure of cash flow information:
Interest paid	$39,791	$44,630

Income taxes paid, net	$2,390	$6,106

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statement of Stockholder’s Investment
For the Three Months Ended April 2, 2005

		(Accumulated	Accumulated
	Additional	Deficit)	Other
	Paid in	Retained	Comprehensive	Comprehensive
	Capital	Earnings	Income (Loss)	Income (Loss)

	(Dollar amounts in thousands)
Balance, December 31, 2004	$316,823	$(4,100)	$9,065	$—
Net earnings	—	2,300	—	2,300
Other comprehensive income (loss):
Currency translation adjustment	—	—	(2,243)	(2,243)
Unrealized decline in the fair value of marketable securities	—	—	(6)	(6)

Comprehensive income				$51

Dividend to THL-Nortek Investors, LLC	(186,971)	—	—
Stock-based compensation	79	—	—

Balance, April 2, 2005	$129,931	$(1,800)	$6,816

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Unaudited Condensed Consolidated Statement of Stockholder’s Investment
For the Three Months Ended April 1, 2006

			Accumulated
	Additional		Other
	Paid in	Retained	Comprehensive	Comprehensive
	Capital	Earnings	Income	Income

	(Dollar amounts in thousands)
Balance, December 31, 2005	$130,181	$52,800	$7,545	$—
Net earnings	—	17,800	—	17,800
Other comprehensive income:
Currency translation adjustment	—	—	543	543

Comprehensive income				$18,343

Stock-based compensation	83	—	—

Balance, April 1, 2006	$130,264	$70,600	$8,088

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements
April 1, 2006 and April 2, 2005
(A) NTK Holdings, Inc. (the “Company” or “NTK Holdings”) is a Delaware corporation that was formed to hold the capital stock of Nortek Holdings, Inc. (“Nortek Holdings”). NTK Holdings became the parent company of Nortek Holdings on February 10, 2005. The unaudited condensed consolidated financial statements presented herein (the “Unaudited Financial Statements”), for periods prior to February 10, 2005, reflect the financial position, results of operations and cash flows of Nortek Holdings and all of its wholly-owned subsidiaries and from February 10, 2005, reflect the financial position, results of operations and cash flows of NTK Holdings.
      The Unaudited Financial Statements include the accounts of Nortek Holdings and NTK Holdings, as appropriate, and all of their wholly-owned subsidiaries, after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Although certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted, the Company believes that the disclosures included are adequate to make the information presented not misleading. Certain amounts in the prior year’s Unaudited Financial Statements have been reclassified to conform to the current year presentation. It is suggested that these Unaudited Financial Statements be read in conjunction with the consolidated financial statements and the notes included in the Company’s latest annual report on Form 10-K and its latest Current Reports on Form 8-K as filed with the Securities and Exchange Commission (“SEC”).
      On May 16, 2006, the Company filed an amended registration statement on Form S-1 with the SEC for an initial public offering of shares of its common stock (the “Offering”) (see Note J).
Stock-Based Compensation of Employees, Officers and Directors
      In connection with the acquisition of Nortek, Inc. by affiliates of Thomas H. Lee Partners, L.P. (the “THL Transaction”) on August 27, 2004, certain employees and consultants received approximately 21,184 C-1 units and approximately 42,368 C-2 units, which represent equity interests in THL-Nortek Investors, LLC (“Investors LLC”) that function similar to stock awards. Since the initial distribution of the C-1 and C-2 units on August 27, 2004, approximately 1,994 and 3,949 additional C-1 units and C-2 units, respectively, have been granted to certain of the Company’s officers and employees, net of forfeitures. The C-1 units vest pro rata on a quarterly basis over a three-year period and approximately 10,959 and 9,065 were vested at April 1, 2006 and December 31, 2005, respectively. The total fair value of the C-1 units is approximately $1,100,000. Approximately $544,000 remains to be amortized at April 1, 2006. The C-2 units only vest in the event that certain performance-based criteria, as defined, are met. As of April 1, 2006 and December 31, 2005, there was approximately $1,600,000 of unamortized stock-based employee compensation with respect to the C-2 units, which will be amortized in the event that it becomes probable that the C-2 units or any portion thereof will vest. The C-1 and C-2 units were valued using the Black-Scholes option pricing model to determine the freely-traded call option value based upon information from comparable public companies, which was then adjusted to reflect the discount period, the minority interest factor and the lack of marketability factor to arrive at the final valuations.
      Prior to January 1, 2006, the Company used the fair value method of accounting for stock-based employee compensation in accordance with Statement of Financial Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). On January 1, 2006,

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”).
      Under SFAS No. 123R, the Company adopted the modified-prospective transition method of accounting for stock-based compensation. Under the modified-prospective transition method, the Company is required to recognize compensation cost for share-based payments to employees based on their grant-date fair value beginning January 1, 2006. Measurement and attribution of compensation cost for awards that were granted prior to, but not vested as of the date SFAS No. 123R was adopted are based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123.
      The adoption of SFAS No. 123R did not have a material impact on the Company’s financial position or results of operations.
      The Company recorded stock-based compensation charges in selling, general and administrative expense of approximately $100,000 for each of the three months ended April 1, 2006 and April 2, 2005, respectively, in accordance with SFAS No. 123 and SFAS No. 123R. A portion of this expense has been allocated to the Company’s reporting segments for all periods presented (see Note E) and a portion has been recorded in Unallocated.
Deferred Compensation
      In connection with the THL Transaction on August 27, 2004, certain members of Nortek’s management, including certain of the Company’s executive officers, became participants in a newly adopted deferred compensation plan of Nortek Holdings. These management participants, who would have been entitled to receive cash payments upon consummation of the THL Transaction in respect of all options previously granted to them under the former Nortek Holdings, Inc. 2002 Stock Option Plan, instead sold a portion of those options to THL Buildco and surrendered the remainder of the options held by them for cancellation without immediate payment. In consideration for option cancellations without immediate payment, Nortek Holdings established this deferred compensation plan and credited for the account of each of these management participants under the plan a notional amount equal to the value of the old stock options so cancelled. For purposes of the plan, the value of the stock options cancelled equaled the excess of the value of the stock underlying the options at the time of the THL Transaction over the aggregate exercise price of the options. The plan is a non-qualified, unfunded obligation of Nortek Holdings. Distributions to participants under the plan will track proportionate distributions to those made to the Class A units of Investors LLC. The maximum aggregate amount of distributions that are payable to any participant under the plan equals the total value of the stock options surrendered by the participant for cancellation without payment, or an aggregate amount of approximately $111,800,000 for all participants. On February 18, 2005, Nortek Holdings made a distribution to the participants of its deferred compensation plan in the amount of approximately $57,700,000 (see Notes B and J).
      At April 1, 2006 and December 31, 2005, other long-term liabilities in the accompanying unaudited condensed consolidated balance sheet include approximately $49,774,000 and $49,019,000 related to this deferred compensation plan and is net of unamortized discount of approximately $4,300,000 and $5,000,000, respectively (see Note B).
      In connection with accounting for the purchase price for the Acquisition, the Company recorded a deferred tax benefit of approximately $32,550,000 representing the tax benefit related to the deferred compensation plan of Nortek Holdings. At April 1, 2006 and December 31, 2005, the remaining deferred tax benefit was approximately $17,724,000 and $17,460,000, which is

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
included in deferred income taxes in the accompanying unaudited condensed consolidated balance sheet.
Goodwill
      The following table presents a summary of the activity in goodwill for the three months ended April 1, 2006 and for the year ended December 31, 2005:

(Dollar amounts
in thousands)

Balance as of December 31, 2004	$1,295,105
Acquisitions during the year ended December 31, 2005	91,881
Purchase accounting adjustments	(4,831)
Impact of foreign currency translation	(805)

Balance as of December 31, 2005	1,381,350
Acquisitions during the three months ended April 1, 2006	861
Purchase accounting adjustments	(3,118)
Impact of foreign currency translation	22

Balance as of April 1, 2006	$1,379,115

      The Company has classified as goodwill the cost in excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions (see Note C). Approximately $100,000 and $56,100,000 of goodwill associated with certain companies acquired during the three months ended April 1, 2006 and the year ended December 31, 2005, respectively, will be deductible for income tax purposes. Purchase accounting adjustments relate principally to final revisions resulting from the completion of fair value adjustments and adjustments to deferred income taxes that impact goodwill.
(B) On February 15, 2005, the Company completed the sale of $403,000,000 aggregate principal amount at maturity ($250,408,080 gross proceeds) of its 10 3/4% Senior Discount Notes due March 1, 2014 (the “10 3/4% Senior Discount Notes”). The 10 3/4 % Senior Discount Notes are structurally subordinate to all debt and liabilities of the Company’s subsidiaries, including Nortek Holdings and Nortek.
      The accreted value of the 10 3/4% Senior Discount Notes will increase from the date of issuance at a rate of 10 3/4% per annum compounded semi-annually such that the accreted value would, if no prior redemptions are made, equal the principal amount of $403,000,000 in September 2009. The carrying value of the 10 3/4 % Senior Discount Notes was approximately $281,849,000 and $274,597,000 at April 1, 2006 and December 31, 2005, respectively.
      No cash interest will accrue on the 10 3/4% Senior Discount Notes prior to September 1, 2009 and, thereafter, cash interest will accrue at 10 3/4% per annum payable semi-annually in arrears on March 1 and September 1 of each year, commencing on March 1, 2010, until maturity. The 10 3/4% Senior Discount Notes are unsecured obligations of the Company, which mature on March 1, 2014, and may be redeemed in whole or in part at the redemption prices as defined in the indenture governing the 10 3/4 % Senior Discount Notes (the “Indenture”). The Indenture contains covenants that limit the Company’s ability to engage in certain transactions, including incurring additional indebtedness and paying dividends or distributions.
      The sale of the 10 3/4 % Senior Discount Notes was used to pay a dividend of approximately $187,000,000 to its sole stockholder, Investors LLC. In turn, Investors LLC authorized a

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
distribution of approximately $187,000,000 to the holders of its Class A membership interests, including affiliates of Thomas H. Lee Partners, L.P. and certain members of the Company’s management. In addition, on February 18, 2005, NTK Holdings contributed approximately $57,700,000 to Nortek Holdings for the purpose of making payments under the Nortek Holdings, Inc. Deferred Compensation Plan, which resulted in additional expense of approximately $8,200,000, which the Company has included in interest expense in the accompanying unaudited condensed consolidated statement of operations for the three months ended April 2, 2005. All payments related to this contribution were made by Nortek Holdings, Inc.
      As of April 1, 2006, there was approximately $205,000,000 available for the payment of cash dividends, stock purchases or other restricted payments (“Restricted Payments”) by the Company as defined under the terms of the Company’s 10 3/4% Senior Discount Notes’ indenture. Subsequent to the transaction discussed below, there will be approximately $2,000,000 available for Restricted Payments by the Company as defined under the terms of the Company’s 10 3/4 % Senior Discount Notes’ indenture. Restricted Payments to NTK Holdings and Nortek Holdings from Nortek are limited by the terms of Nortek’s most restrictive loan agreement, Nortek’s Senior Secured Credit Facility. The amount available for such payments under Nortek’s Senior Secured Credit Facility was approximately $150,700,000 at April 1, 2006 and subsequent to the transaction discussed below, the amount available for such payments under Nortek’s Senior Secured Credit Facility is expected to be approximately $122,700,000.
      On May 10, 2006, NTK Holdings borrowed an aggregate principal amount of $205,000,000 under a senior unsecured loan facility. The proceeds of this borrowing were utilized to (1) make a cash dividend of approximately $174,900,000 to Investors LLC, which, in turn, made a distribution to the holders of its Class A and Class B membership interests, including affiliates of Thomas H. Lee Partners, L.P. and certain members of our management, (2) make a capital contribution of approximately $25,900,000 to Nortek Holdings, which was used by Nortek Holdings, together with a dividend of approximately $28,100,000 from Nortek, to make a distribution of approximately $54,000,000 to participants under the 2004 Nortek Holdings, Inc. Deferred Compensation Plan (including certain of our executive officers) and (3) pay related fees and expenses. As a result of these distributions, the holders of the Class A membership interests in Investors LLC and the participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan are not entitled to any further distributions. (see Note J).
(C) On February 22, 2006, the Company, through its wholly-owned subsidiary, Linear LLC (“Linear”), acquired the assets and certain liabilities of Furman Sound, Inc. (“Furman”) for approximately $3,300,000. Furman is located in Petaluma, CA and designs and sells audio and video signal processors, as well as, innovative AC power conditioning and distribution products.
      On January 25, 2006, the Company, through its wholly-owned subsidiary, Mammoth China Ltd. (“Mammoth China”), increased its ownership interests in Mammoth (Zhejiang) EG Air Conditioning Ltd. (“MEG”) and Shanghai Mammoth Air Conditioning Co., Ltd. (“MSH”) to sixty-percent for approximately $2,400,000. The majority ownership transaction relating to MSH is still in the process of being finalized with the Chinese authorities. Prior to January 25, 2006, Mammoth China had a forty-percent minority interest in MEG and a fifty-percent interest in MSH.
      On December 9, 2005, the Company, through Linear, acquired the stock of GTO, Inc. (“GTO”) for approximately $28,200,000 in cash, plus contingent consideration of approximately $100,000 which was paid in the first quarter of 2006. GTO is located in Tallahassee, FL and designs, manufactures and sells automatic electric gate openers and access control devices to enhance the security and convenience of both residential and commercial property fences.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
      On August 26, 2005, the Company, through its wholly-owned subsidiary, Elan Home Systems, LLC (“Elan”), acquired the assets and certain liabilities of Sunfire Corporation (“Sunfire”) for approximately $4,000,000 (utilizing approximately $3,500,000 of cash and issuing an unsecured subordinated promissory note in the amount of approximately $500,000) plus contingent consideration, which may be payable in future years. Sunfire is located in Snohomish, WA and sells and designs home audio and home cinema amplifiers, receivers and subwoofers.
      On August 8, 2005, the Company, through its wholly-owned subsidiary, Nortek (UK) Limited, acquired the stock of Imerge Limited (“Imerge”) for approximately $6,100,000 in cash plus contingent consideration, which may be payable in future years. Imerge is located in Cambridge, United Kingdom and designs, manufactures and sells hard disk media players and multi-room audio servers.
      On July 15, 2005, the Company, through Linear, acquired the assets and certain liabilities of Niles Audio Corporation (“Niles”) for approximately $77,700,000. In connection with the acquisition of Niles, the Company utilized approximately $67,700,000 of cash and issued an unsecured promissory note in the amount of approximately $10,000,000. Niles is located in Miami, FL and sells and designs products that provide customers with innovative solutions for whole-house distribution and integration of audio and video systems, including speakers, receivers, amplifiers, automation devices, controls and accessories.
      On June 13, 2005, the Company, through its wholly-owned subsidiary Nordyne Inc. (“Nordyne”), acquired the assets and certain liabilities of International Marketing Supply, Inc. (“IMS”) for approximately $4,600,000, utilizing approximately $4,100,000 of cash and issuing an unsecured promissory note in the amount of approximately $500,000. IMS is located in Miami, FL and sells heating, ventilation and air conditioning equipment to customers in Latin America.
      On April 26, 2005, the Company, through Linear, acquired the stock of Panamax for approximately $11,800,000 (utilizing approximately $9,550,000 of cash and issuing an unsecured promissory note in the amount of approximately $2,250,000) plus contingent consideration of approximately $4,500,000 which was paid in the first quarter of 2006. Panamax is located in Petaluma, CA and sells and designs innovative power conditioning and surge protection products that prevent loss or damage of home and small business equipment due to power disturbances.
      Acquisitions contributed approximately $31,500,000, $700,000 and $1,200,000 to net sales, operating earnings and depreciation and amortization expense, respectively, for the three months ended April 1, 2006. With the exception of IMS, which is included in the Air Conditioning and Heating Products Segment, all acquisitions are included in the Home Technology Products Segment in the Company’s segment reporting (see Note E).
      During each of the three months ended April 1, 2006 and April 2, 2005, the Company recorded approximately $100,000, respectively, of amortization of excess purchase price allocated to inventory related to the acquisitions noted above as a non-cash charge to cost of goods sold.
      On April 14, 2006, the Company, through two newly formed subsidiaries of its Air Conditioning and Heating Products Segment, acquired the assets and certain liabilities of Huntair, Inc. (“Huntair”) and Cleanpak International, LLC (“Cleanpak”), for a combined initial purchase price of approximately $48,000,000 (utilizing approximately $40,000,000 of cash borrowed under Nortek’s revolving credit facility, including approximately $2,000,000 to fund Huntair and Cleanpak’s initial working capital needs, all of which remains outstanding at May 5, 2006, and issuing unsecured 6% subordinated notes totaling $10,000,000 due April 2008) plus contingent consideration. Both Huntair and Cleanpak are located near Portland, OR and manufacture,

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
market and distribute custom air handlers and related products for commercial and cleanroom applications.
      The estimated total potential amount of contingent consideration that may be paid in the future for these acquisitions is approximately $40,500,000.
      Acquisitions are accounted for as purchases and accordingly have been included in the Company’s consolidated results of operations since the acquisition date. For recent acquisitions, the Company has made preliminary estimates of the fair value of the assets and liabilities of the acquired companies, including intangible assets and property and equipment, as of the date of acquisition, utilizing information available at the time that the Company’s Unaudited Financial Statements were prepared and these estimates are subject to refinement until all pertinent information has been obtained. The Company is in the process of obtaining appraisals of intangible assets and property and equipment and finalizing the integration plans for certain of the acquired companies, which are expected to be completed by the end of 2006.
      Pro forma results related to these acquisitions have not been presented, as the effect is not significant to the Company’s consolidated operating results.
(D) Operating results for the three months ended April 1, 2006 include a non-cash foreign exchange gain of approximately $100,000 and the operating results for the three months ended April 2, 2005 include a non-cash foreign exchange loss of approximately $500,000 related to intercompany debt not indefinitely invested in the Company’s subsidiaries.
      Operating results for the three months ended April 2, 2005 include a gain of approximately $1,400,000 from the settlement of certain obligations of former subsidiaries (see Note G).
      During each of the three months ended April 1, 2006 and April 2, 2005 the Company recorded a pre-tax charge to operations of approximately $100,000, respectively, for compensation expense in accordance with SFAS No. 123R and SFAS No. 123, respectively, (see Note A).
      The Company has a management agreement with an affiliate of Thomas H. Lee Partners, L.P. providing for certain financial and strategic advisory and consultancy services. Nortek expensed approximately $600,000 and $500,000 for the three months ended April 1, 2006 and April 2, 2005, respectively, related to this management agreement in the accompanying Unaudited Condensed Consolidated Statement of Operations.
(E) The Company is a leading diversified manufacturer of innovative, branded residential and commercial products, which is organized within three reporting segments: the Residential Ventilation Products Segment, the Home Technology Products Segment and the Air Conditioning and Heating Products Segment. The Air Conditioning and Heating Products Segment combines the results of the Company’s residential and commercial heating, ventilating and air conditioning (“HVAC”) businesses. In the tables below, Unallocated includes corporate related items, intersegment eliminations and certain income and expense items not allocated to reportable segments.
      The Company evaluates segment performance based on operating earnings before allocations of corporate overhead costs. Intersegment net sales and intersegment eliminations were not material for any of the periods presented. The financial statement impact of all purchase accounting adjustments, including intangible asset amortization and goodwill, is reflected in the applicable operating segment, which are the Company’s reporting units.
      During 2005, the Company changed the composition of its reporting segments to reflect the Home Technology Products Segment separately. In accordance with SFAS No. 131, “Disclosures

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
about Segments of an Enterprise and Related Information”, the Company has restated prior period segment disclosures to conform to the new composition.
      Unaudited net sales, operating earnings and pre-tax earnings for the Company’s segments for the three months ended April 1, 2006 and April 2, 2005 were as follows:

	For the
	Three Months Ended

	April 1,	April 2,
	2006	2005

	(Dollar amounts
	in thousands)
Net sales:
Residential ventilation products	$211,663	$197,133
Home technology products	107,504	63,891
Air conditioning and heating products	215,375	173,094

Consolidated net sales	$534,542	$434,118

Operating earnings:
Residential ventilation products(1)	$36,056	$26,853
Home technology products	17,307	10,840
Air conditioning and heating products	17,933	7,339

Subtotal	71,296	45,032
Unallocated:
Stock-based compensation charges	(100)	(100)
Foreign exchange gain (loss) on intercompany debt	100	(100)
Gain on legal settlement	—	1,400
Unallocated, net	(6,780)	(5,494)

Consolidated operating earnings	64,516	40,738
Interest expense	(36,124)	(37,184)
Investment income	708	446

Earnings before provision for income taxes	$29,100	$4,000

(1)	The operating results of the Residential Ventilation Products Segment for the three months ended April 2, 2005 include a non-cash foreign exchange loss of approximately $400,000 related to intercompany debt not indefinitely invested in the Company’s subsidiaries.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
      Unaudited depreciation expense, amortization of intangible assets and purchase price allocated to inventory and capital expenditures for the Company’s segments for the periods presented below were as follows:

	For the
	Three Months Ended

	April 1,	April 2,
	2006	2005

	(Dollar amounts
	in thousands)
Depreciation Expense:
Residential ventilation products	$3,180	$2,934
Home technology products	890	494
Air conditioning and heating products	3,681	3,198
Other	172	225

Consolidated depreciation expense	$7,923	$6,851

Amortization expense:
Residential ventilation products	$1,507	$1,940
Home technology products(1)	2,104	1,896
Air conditioning and heating products	591	803
Other	125	125

Consolidated amortization expense	$4,327	$4,764

Capital Expenditures:
Residential ventilation products	$4,635	$1,934
Home technology products	1,892	513
Air conditioning and heating products	5,456	2,881
Other	123	237

Consolidated capital expenditures	$12,106	$5,565

(1)	Includes amortization of approximately $100,000 and $400,000 for the three months ended April 1, 2006 and April 2, 2005, respectively, of excess purchase price allocated to inventory recorded as a non-cash charge to cost of products sold.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
      As noted above, during the fourth quarter of 2005 the Company changed the composition of its reporting segments. Segment information for the second and third quarter of 2005 have been restated and are presented below:

	For the
	Three Months Ended

	July 2,	October 1,
	2005	2005

	(Dollar amounts
	in thousands)
Net sales:
Residential ventilation products	$202,501	$198,479
Home technology products	76,427	100,598
Air conditioning and heating products	219,932	223,789

Consolidated net sales	$498,860	$522,866

Operating earnings:
Residential ventilation products	$30,978	$30,784
Home technology products	14,968	20,589
Air conditioning and heating products	20,434	22,154

Subtotal	66,380	73,527
Unallocated:
Stock-based compensation charges	(100)	(100)
Foreign exchange loss on intercompany debt	(200)	—
Unallocated, net	(7,101)	(5,959)

Consolidated operating earnings	58,979	67,468
Interest expense	(32,741)	(34,332)
Investment income	362	264

Earnings before provision for income taxes	$26,600	$33,400

Depreciation Expense:
Residential ventilation products	$2,851	$2,805
Home technology products	489	601
Air conditioning and heating products	3,168	3,239
Other	199	231

Consolidated depreciation expense	$6,707	$6,876

Amortization expense:
Residential ventilation products	$1,937	$2,285
Home technology products	1,527	1,552
Air conditioning and heating products	797	797
Other	124	126

Consolidated amortization expense	$4,385	$4,760

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

	For the
	Three Months Ended

	July 2,	October 1,
	2005	2005

	(Dollar amounts
	in thousands)
Capital Expenditures:
Residential ventilation products	$1,861	$1,841
Home technology products	473	549
Air conditioning and heating products	4,796	4,316
Other	19	225

Consolidated capital expenditures	$7,149	$6,931

(F) The Company provides income taxes on an interim basis based upon the estimated annual effective income tax rate. The following reconciles the federal statutory income tax rate to the estimated effective tax rate of approximately 38.8% and 42.5% for the periods presented:

	For the
	Three Months Ended

	April 1,	April 2,
	2006	2005

Income tax provision at the federal statutory rate	35.0%	35.0%
Net change from federal statutory rate:
State income tax provision, net of federal income tax effect	2.1	3.7
Tax effect resulting from foreign activities	1.0	(1.1)
Non-deductible expenses	0.7	0.6
Other, net	—	4.3

Income tax provision at estimated effective rate	38.8%	42.5%

(G) As of April 1, 2006, the Company’s former subsidiary, Ply Gem Industries, Inc. (“Ply Gem”), has guaranteed approximately $23,100,000 of third party obligations relating to rental payments through June 30, 2016 under a facility leased by a former subsidiary, which was sold on September 21, 2001. The Company has indemnified these guarantees in connection with the sale of Ply Gem on February 12, 2004 and has recorded an estimated liability related to this indemnified guarantee of approximately $900,000 at April 1, 2006 in accordance with Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The buyer of the former subsidiary has provided certain indemnifications and other rights to Nortek for any payments that it might be required to make pursuant to this guarantee. Should the buyer of the former subsidiary cease making payments then the Company may be required to make payments on its indemnification.
      The Company has indemnified third parties for certain matters in a number of transactions involving dispositions of former subsidiaries. The Company has recorded liabilities in relation to these indemnifications, including the indemnified guarantee noted above, of approximately $12,000,000 and $12,500,000 at April 1, 2006 and December 31, 2005, respectively. Approximately $5,400,000 of short-term liabilities and approximately $6,600,000 of long-term liabilities are recorded in accrued expenses and other long-term liabilities, respectively, in the accompanying unaudited condensed consolidated balance sheet at April 1, 2006 related to these indemnifications. In February 2005, the Company settled a portion of these obligations with a lump sum cash payment resulting in a reduction of approximately $1,400,000 in such liabilities,

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
which was recorded as income in the Company’s unaudited condensed consolidated statement of operations for the three months ended April 2, 2005 (see Note D).
      The Company sells a number of products and offers a number of warranties including in some instances, extended warranties for which the Company receives proceeds. The specific terms and conditions of these warranties vary depending on the product sold and country in which the product is sold. The Company estimates the costs that may be incurred under its warranties, with the exception of extended warranties, and records a liability for such costs at the time of sale. Proceeds received from extended warranties are amortized over the life of the warranty and reviewed to ensure that the liability recorded is equal to or greater than estimated future costs. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of its recorded warranty claims and adjusts the amounts as necessary.
      Changes in the Company’s unaudited combined short-term and long-term warranty liabilities during the three months ended April 1, 2006 and April 2, 2005 are as follows:

	For the
	Three Months Ended

	April 1,	April 2,
	2006	2005

	(Dollar amounts
	in thousands)
Balance, beginning of period	$34,843	$30,319
Warranties provided during period	7,349	4,424
Settlements made during period	(4,207)	(4,171)
Changes in liability estimate, including acquisitions	189	250

Balance, end of period	$38,174	$30,822

      The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, product liability, warranty and modification and adjustment or replacement of component parts of units sold, which include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.
      While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company. It is possible, however, that future results of operations for any particular future period could be materially affected by changes in the Company’s assumptions or strategies related to these contingencies or changes out of the Company’s control.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
(H) The Company records restructuring costs primarily in connection with operations acquired or facility closings which management plans to eliminate in order to improve future operating results of the Company.
      During August of 2004, the Company accrued approximately $3,400,000 related to severance benefits for certain of the Company’s employees at its corporate office. It is expected that these severance benefits will be paid through August 2006.
      The following table sets forth restructuring activity in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”) in the accompanying unaudited condensed consolidated statement of operations for the periods presented. These costs are included in cost of goods sold and selling, general and administrative expenses in the accompanying unaudited condensed consolidated statement of operations of the Company.

	Employee		Total
	Separation		Restructuring
	Expenses	Other	Costs

	(Dollar amounts in thousands)
Balance at December 31, 2004	$3,150	$30	$3,180
Payments and asset write downs	(454)	(30)	(484)
Other	(10)	—	(10)

Balance at April 2, 2005	$2,686	$—	$2,686

Balance at December 31, 2005	$1,031	$241	$1,272
Payments and asset write downs	(418)	(150)	(568)
Other	—	(91)	(91)

Balance at April 1, 2006	$613	$—	$613

      Employee separation expenses are comprised of severance, vacation, outplacement and retention bonus payments. Other restructuring costs include expenses associated with terminating other contractual arrangements, costs to prepare facilities for closure, costs to move equipment and products to other facilities and write-offs related to equipment sales and disposals.
(I) The Company and its subsidiaries have various pension, supplemental retirement plans for certain officers, profit sharing and other post retirement benefit plans requiring contributions to qualified trusts and union administered funds.
      Pension and profit sharing expense charged to operations aggregated approximately $2,300,000 and $3,600,000 for the three months ended April 1, 2006 and April 2, 2005, respectively. The Company’s policy is to generally fund currently at least the minimum required annual contribution of its various qualified defined benefit plans. As previously disclosed in the Company’s latest annual report on Form 10-K as filed with the SEC, the Company expects to contribute approximately $13,300,000 to its defined benefit pension plans in 2006. As of April 1, 2006, approximately $1,000,000 of contributions have been made and it is estimated that approximately $2,500,000 will be paid in the second quarter of 2006, approximately $7,300,000 will be paid in the third quarter of 2006 and approximately $2,500,000 will be paid in the fourth quarter of 2006.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
      The Company’s unaudited net periodic benefit cost for its defined benefit plans for the periods presented consist of the following components:

	For the
	Three Months Ended

	April 1,	April 2,
	2006	2005

	(Dollar amounts
	in thousands)
Service cost	$337	$340
Interest cost	2,215	2,259
Expected return on plan assets	(2,245)	(2,147)
Recognized actuarial loss	4	5

Net periodic benefit cost	$311	$457

      The Company’s unaudited net periodic benefit cost for its subsidiary’s Post Retirement Health Benefit Plan for the periods presented consists of the following components:

	For the
	Three Months Ended

	April 1,	April 2,
	2006	2005

	(Dollar amounts
	in thousands)
Service cost	$101	$112
Interest cost	360	619
Amortization of prior service cost	(1,033)	—
Recognized actuarial loss	23	—

Net periodic post retirement health benefit (income) cost	$(549)	$731

      During 2005, the Company notified certain retirees (approximately 199 former employees of the Company’s subsidiary NuTone, Inc.) that post retirement medical benefits would no longer be continued by the Company effective July 31, 2005. Such retirees were offered medical benefits through other means at their expense. This resulted in a negative plan amendment to the NuTone post retirement medical plan and the plan reflected a deferred actuarial gain of approximately $22,200,000 which is being amortized into income by the Company through February 2011.
      On June 8, 2005, the Company’s collective bargaining agreement with the United Automobile Aerospace & Agricultural Implement Workers of America and its Local No. 2029 expired. That agreement is estimated, as of April 1, 2006, to cover approximately 4.3% of the Company’s employees (417 employees), which are located at the Cincinnati, OH location of the Company’s subsidiary NuTone, Inc. The Company presented its final proposal to the union bargaining committee but such proposal was not accepted by the union members. On July 16, 2005, the Company locked out the union employees at the NuTone Cincinnati, OH facility. On September 6, 2005, the Company notified the union bargaining committee that negotiations had reached an impasse and that it was unilaterally implementing the terms of its final offer. On March 6, 2006, the Company received notice that the union filed an unfair labor practice charge with a Regional Office of the United States National Labor Relations Board, or NLRB, claiming that the Company had not bargained to impasse and that, from and after September 6, 2005, it had failed to bargain collectively and in good faith. On April 28, 2006, the Regional Director dismissed the charge. The union has until May 11, 2006 to file an appeal with the Office of Appeals of the NLRB’s General Counsel’s Office. It is unknown at this time if the union filed an appeal. Among other things, this implemented final offer does not provide the NuTone union members with post retirement medical benefits. Accordingly, under this implemented final offer the Company may

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)
experience a curtailment gain of up to approximately $22,600,000, net of tax, including recording the unamortized plan amendment related to the retirees noted above.
      On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). The Act expanded Medicare to include, for the first time, coverage for prescription drugs. Based upon an analysis of plan provisions and prescription drug claims experience, it has been determined that the potential savings that the NuTone Retiree Medical Plan could realize as a result of the Act would not warrant the administrative cost necessary to recover the federal subsidy, accordingly the Company has not reflected any reduction in cost under FASB Staff Position No. FAS 106-2 as of April 1, 2006 or April 2, 2005.
(J) On April 3, 2006, Nortek amended and restated the credit agreement for its senior secured credit facility, expanding its $100,000,000 revolving credit facility to $200,000,000 and modifying certain covenants. The amendment provides Nortek with additional liquidity and covenant flexibility. The revolving credit facility matures in August 2010 and includes both a letter of credit sub-facility and swing line loan sub-facility. As of May 12, 2006, Nortek had approximately $45,000,000 outstanding and approximately $125,000,000 of additional borrowing capacity under the U.S. revolving portion of its senior secured credit facility and no outstanding borrowings and approximately $10,000,000 of borrowing capacity under the Canadian revolving portion of its senior secured credit facility, with approximately $20,000,000 in outstanding letters of credit.
      On April 14, 2006, the Company, through two newly formed subsidiaries of its Air Conditioning and Heating Products Segment, acquired the assets and certain liabilities of Huntair and Cleanpak, for a combined initial purchase price of approximately $48,000,000 (utilizing approximately $40,000,000 of cash borrowed under Nortek’s revolving credit facility, including approximately $2,000,000 to fund Huntair and Cleanpak’s initial working capital needs, all of which remains outstanding at May 12, 2006, and issuing unsecured 6% subordinated notes totaling $10,000,000 due April 2008) plus contingent consideration. Both Huntair and Cleanpak are located near Portland, OR and manufacture, market and distribute custom air handlers and related products for commercial and cleanroom applications.
      On May 10, 2006, NTK Holdings borrowed an aggregate principal amount of $205,000,000 under a senior unsecured loan facility. The proceeds of this borrowing were utilized to (1) make a cash dividend of approximately $174,900,000 to Investors LLC, which, in turn, made a distribution to the holders of its Class A and Class B membership interests, including affiliates of Thomas H. Lee Partners, L.P. and certain members of our management, (2) make a capital contribution of approximately $25,900,000 to Nortek Holdings, which was used by Nortek Holdings, together with a dividend of approximately $28,100,000 from Nortek, to make a distribution of approximately $54,000,000 to participants under the 2004 Nortek Holdings, Inc. Deferred Compensation Plan (including certain of our executive officers) and (3) pay related fees and expenses. As a result of these distributions, the holders of the Class A membership interests in Investors LLC and the participants in the 2004 Nortek Holdings, Inc. Deferred Compensation Plan are not entitled to any further distributions.
      As noted in Note A, on May 16, 2006, the Company filed an amended registration statement on Form S-1 with the SEC for an initial public offering of shares of its common stock. The net proceeds from the Offering will be utilized to (1) repay all amounts outstanding under the new senior unsecured loan facility as noted above, (2) redeem all of Nortek’s remaining outstanding 9 7/8% Senior Discount Notes, (3) redeem a portion of the Company’s outstanding 10 3/4 % Senior Discount Notes, (4) repay a portion of the term loan under Nortek’s Senior Secured Credit Facility and (5) pay related redemption premiums and accrued interest.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of NTK Holdings, Inc.:
      We have audited the accompanying consolidated balance sheets of NTK Holdings, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholder’s investment, and cash flows for the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004, the period from January 1, 2004 to August 27, 2004, the period from January 10, 2003 to December 31, 2003 and the period from January 1, 2003 to January 9, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NTK Holdings, Inc. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004, the period from January 1, 2004 to August 27, 2004, the period from January 10, 2003 to December 31, 2003 and the period from January 1, 2003 to January 9, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Boston, Massachusetts
March 6, 2006

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Statement of Operations

	For the Periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Net Sales	$1,959,224	$560,978	$1,117,860	$1,480,556	$24,751

Costs and Expenses:
Cost of products sold	1,361,427	409,052	792,759	1,053,994	18,497
Selling, general and administrative expense	342,616	101,466	199,943	258,113	4,960
Amortization of intangible assets	18,321	8,398	8,869	9,055	64
Expenses and charges arising from the Acquisition	—	—	83,700	—	—
Expenses and charges arising from the Recapitalization	—	—	—	—	83,000

	1,722,364	518,916	1,085,271	1,321,162	106,521

Operating earnings (loss)	236,860	42,062	32,589	159,394	(81,770)
Interest expense	(138,578)	(42,487)	(56,073)	(57,376)	(1,049)
Loss from debt retirement	—	—	(130,736)	—	—
Investment income	1,818	325	1,520	1,482	119

Earnings (loss) from continuing operations before provision (benefit) for income taxes	100,100	(100)	(152,700)	103,500	(82,700)
Provision (benefit) for income taxes	43,200	3,500	(41,400)	41,400	(21,800)

Earnings (loss) from continuing operations	56,900	(3,600)	(111,300)	62,100	(60,900)
(Loss) earnings from discontinued operations	—	(500)	67,400	12,100	(1,000)

Net earnings (loss)	$56,900	$(4,100)	$(43,900)	$74,200	$(61,900)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Balance Sheet

	December 31,	December 31,
	2005	2004

	(Dollar amounts in thousands)
ASSETS
Current Assets:
Unrestricted cash and cash equivalents	$77,175	$94,955
Accounts receivable, less allowances of $6,582 and $5,467	272,191	225,706
Inventories:
Raw materials	75,159	72,166
Work in process	21,400	24,249
Finished goods	145,753	109,134

	242,312	205,549

Prepaid expenses	10,510	8,596
Other current assets	26,329	26,126
Prepaid income taxes	20,955	32,745

Total current assets	649,472	593,677

Property and Equipment, at Cost:
Land	8,784	8,683
Buildings and improvements	84,310	75,476
Machinery and equipment	141,112	124,644

	234,206	208,803
Less accumulated depreciation	28,717	7,713

Total property and equipment, net	205,489	201,090

Other Assets:
Goodwill	1,381,350	1,295,105
Intangible assets, less accumulated amortization of $27,328 and $8,436	114,474	110,715
Deferred tax benefit	—	2,488
Deferred debt expense	42,098	41,741
Restricted investments and marketable securities	4,015	8,605
Other assets	7,711	11,154

	1,549,648	1,469,808

Total Assets	$2,404,609	$2,264,575

LIABILITIES AND STOCKHOLDER’S INVESTMENT
Current Liabilities:
Notes payable and other short-term obligations	$4,915	$5,364
Current maturities of long-term debt	14,786	14,414
Accounts payable	159,015	137,343
Accrued expenses and taxes, net	187,183	220,784

Total current liabilities	365,899	377,905

Other Liabilities:
Deferred income taxes	4,119	—
Other	215,388	214,672

	219,507	214,672

Notes, Mortgage Notes and Obligations Payable, Less Current Maturities	1,628,677	1,350,210

Stockholder’s Investment:
Common stock, $0.01 par value, authorized 3,000 shares; 3,000 issued and outstanding at December 31, 2005 and 2004	—	—
Additional paid-in capital	130,181	316,823
Retained earnings (accumulated deficit)	52,800	(4,100)
Accumulated other comprehensive income	7,545	9,065

Total stockholder’s investment	190,526	321,788

Total Liabilities and Stockholder’s Investment:	$2,404,609	$2,264,575

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Statement of Cash Flows

	For the Periods

			(Revised, See Note 1)

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

			(Amounts in thousands)
Cash Flows from operating activities:
Earnings (loss) from continuing operations	$56,900	$(3,600)	$(111,300)	$62,100	$(60,900)
(Loss) earnings from discontinued operations	—	(500)	67,400	12,100	(1,000)

Net earnings (loss)	56,900	(4,100)	(43,900)	74,200	(61,900)

Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, including amortization of purchase price allocated to inventory	45,869	22,528	25,823	31,807	645
Non-cash interest expense, net	29,913	4,096	24,671	6,352	125
Effect of the Acquisition, net	—	—	38,423	—	—
Effect of the Recapitalization, net	—	—	—	—	62,397
Non-cash stock-based compensation	324	108	48,561	2,071	—
Gain on sale of property and equipment	(1,549)	—	—	—	—
Loss from debt retirement	—	—	130,736	—	—
Gain on the sale of discontinued operations	—	—	(125,200)	—	—
Deferred federal income tax provision (benefit) from continuing operations	25,300	1,000	(46,900)	(4,800)	5,900
Operating cash flows from discontinued operations	—	—	532	20,049	334
Deferred federal income tax provision (benefit) from discontinued operations	—	—	(18,500)	500	—
Changes in certain assets and liabilities, net of effects from acquisitions and dispositions:
Accounts receivable, net	(37,322)	26,911	(26,921)	(18,386)	4,298
Inventories	(24,290)	1,556	(34,337)	(499)	(4,457)
Prepaids and other current assets	(5,153)	6,164	(14,363)	(2,152)	268
Accounts payable	20,671	(34,112)	52,669	(6,111)	(777)
Accrued expenses and taxes	11,696	42,149	22,774	60,664	(19,816)
Long-term deferred compensation	(57,737)	—	—	—	—
Long-term assets, liabilities and other, net	6,099	(10,095)	835	(9,125)	5,837
Changes in assets and liabilities of discontinued operations	—	—	135	(8,328)	1,794

Total adjustments to net earnings (loss)	13,821	60,305	78,938	72,042	56,548

Net cash provided by (used in) operating activities	$70,721	$56,205	$35,038	$146,242	$(5,352)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Statement of Cash Flows — (Continued)

	For the Periods

			(Revised, See Note 1)

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

			(Amounts in thousands)
Cash Flows from investing activities:
Capital expenditures	$(28,890)	$(13,476)	$(11,848)	$(17,099)	$(207)
Net cash paid for businesses acquired	(117,200)	(15,500)	(16,500)	(76,016)	—
Purchase of outstanding equity shares of the former Nortek Holdings by Thomas H. Lee Partners, L.P. and affiliates	—	(706,189)	—	—	—
Payment of Acquisition fees and expenses	—	(47,500)	—	—	—
Redemption of publicly held shares in connection with the Recapitalization	—	—	—	(469,655)	—
Payment of fees and expenses in connection with the Recapitalization	—	—	—	(27,900)	—
Purchase of investments and marketable securities	—	—	(5,000)	(30,015)	—
Proceeds from the sale of investments and marketable securities	—	—	5,000	30,015	—
Investing cash flows of discontinued operations	—	—	1,756	(6,848)	(316)
Proceeds from the sale of discontinued businesses	—	—	526,000	—	—
Proceeds from the sale of property and equipment	10,750	7,805	324	557	—
Change in restricted cash and investments	(186)	(202)	(103)	1,028	(49)
Other, net	(2,185)	(294)	(615)	(1,220)	117

Net cash (used in) provided by investing activities	$(137,711)	$(775,356)	$499,014	$(597,153)	$(455)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Statement of Cash Flows — (Continued)

	For the Periods

			(Revised, See Note 1)

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

			(Amounts in thousands)
Cash Flows from financing activities:
Change in borrowings, net	$(8,324)	$920	$(5,370)	$2,658	$(1,313)
Sale of the 10 3/4 % Senior Discount Notes	244,708	—	—	—	—
Dividend to THL-Nortek Investors, LLC	(186,970)	—	—	—	—
Sale of 10% Senior Discount Notes due 2011, net of fees	—	—	—	339,522	—
Sale of Floating Rate Notes	—	—	196,000	—	—
Redemption of notes	—	(919,300)	(716,700)	—	—
Issuance of Preferred and Common stock in connection with the Recapitalization	—	—	—	359,185	—
Dividend to Preferred and Common stock holders	—	—	—	(298,474)	—
Cash distributions to stock option holders	—	—	—	(41,600)	—
Issuance of 32,608 shares of Class A common stock	—	—	—	1,500	—
Net proceeds from the sale of 8 1/2 % Notes	—	600,873	—	—	—
Net proceeds from borrowings under the Senior Secured Credit Facility	—	680,823	—	—	—
Equity investment by Thomas H. Lee Partners, L.P. and affiliates	—	361,841	—	—	—
Settlement of stock options	—	(113,032)	—	—	—
Financing cash flows of discontinued operations	—	—	(97)	(1,367)	(45)
Other, net	(204)	31	(55)	7	(4,039)

Net cash (used in) provided by financing activities	49,210	612,156	(526,222)	361,431	(5,397)

Net (decrease) increase in unrestricted cash and cash equivalents	(17,780)	(106,995)	7,830	(89,480)	(11,204)
Unrestricted cash and cash equivalents at the beginning of the period	94,955	201,950	194,120	283,600	294,804

Unrestricted cash and cash equivalents at the end of the period	$77,175	$94,955	$201,950	$194,120	$283,600

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Statement of Stockholder’s Investment
For the Period from January 1, 2003 to January 9, 2003

							Accumulated
	Series B	Class A		Special	Additional		Other
	Preference	Common	Common	Common	Paid-In	Retained	Comprehensive	Comprehensive
	Stock	Stock	Stock	Stock	Capital	Earnings	Income (Loss)	Income (Loss)

			(Dollar amounts in thousands)
Balance, December 31, 2002	$—	$—	$10,503	$501	$108,617	$255,366	$(57,482)	$—
Net loss	—	—	—	—	—	(61,900)	—	(61,900)
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	—	—	—	1,096	1,096
Minimum pension liability, net of tax of $9,906	—	—	—	—	—	—	18,398	18,398

Comprehensive loss								$(42,406)

Settlement of stock options held by employees, net of taxes of $1,710	—	—	—	—	(3,000)	—	—

Subtotal	—	—	10,503	501	105,617	193,466	(37,988)
Effect of the Recapitalization	8,130	365	(10,503)	(501)	328,857	(193,466)	37,988

Balance, January 9, 2003	$8,130	$365	$—	$—	$434,474	$—	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Statement of Stockholder’s Investment
For the Period from January 10, 2003 to December 31, 2003

					Accumulated
	Series B	Class A	Additional		Other
	Preference	Common	Paid-In	Retained	Comprehensive	Comprehensive
	Stock	Stock	Capital	Earnings	Income (Loss)	Income (Loss)

	(Dollar amounts in thousands)
Balance, January 9, 2003	$8,130	$365	$434,474	$—	$—	$—
Net income	—	—	—	74,200	—	74,200
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	—	19,501	19,501
Minimum pension liability, net of tax of $35	—	—	—	—	(64)	(64)

Comprehensive income						$93,637

Issuance of 32,608 shares of Class A Common Stock	—	32	1,468	—	—
Dividend to common and preferred stockholders	—	—	(224,274)	(74,200)	—
Cash distribution to stock option holders	—	—	(41,600)	—	—
Stock-based compensation	—	—	2,179	—	—
Other, net	—	—	(3)	—	—

Balance, December 31, 2003	$8,130	$397	$172,244	$—	$19,437

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Statement of Stockholder’s Investment
For the Period from January 1, 2004 to August 27, 2004

					Accumulated
	Series B	Class A	Additional		Other
	Preference	Common	Paid-In	Accumulated	Comprehensive	Comprehensive
	Stock	Stock	Capital	Deficit	Income (Loss)	Income (Loss)

	(Dollar amounts in thousands)
Balance, December 31, 2003	$8,130	$397	$172,244	$—	$19,437	$—
Net loss	—	—	—	(43,900)	—	(43,900)
Other comprehensive income (loss):
Currency translation adjustment	—	—	—	—	(3,958)	(3,958)
Unrealized appreciation in the fair value of marketable securities	—	—	—	—	21	21
Minimum pension liability, net of tax of $10	—	—	—	—	18	18

Comprehensive loss						$(47,819)

Stock-based compensation	—	—	5,242	—	—
Settlement and cancellation of stock options, net of taxes of $19,131	—	—	(43,035)	—	—

Subtotal	8,130	397	134,451	(43,900)	15,518
Effect of the Acquisition	(8,130)	(397)	179,986	43,900	(15,518)

Balance, August 27, 2004	$—	$—	$314,437	$—	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Statement of Stockholder’s Investment
For the Period from August 28, 2004 to December 31, 2004

			Accumulated
	Additional		Other
	Paid-In	Accumulated	Comprehensive	Comprehensive
	Capital	Deficit	Income (Loss)	Income (Loss)

	(Dollar amounts in thousands)
Balance, August 28, 2004	$314,437	$—	$—	$—
Net loss	—	(4,100)	—	(4,100)
Other comprehensive income (loss):
Currency translation adjustment	—	—	9,495	9,495
Unrealized decline in the fair value of marketable securities	—	—	(20)	(20)
Minimum pension liability, net of tax of $221			(410)	(410)

Comprehensive income				$4,965

Stock-based compensation	108	—	—
Effect of the Acquisition	2,278	—	—

Balance, December 31, 2004	$316,823	$(4,100)	$9,065

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2005
Consolidated Statement of Stockholder’s Investment
For the Period from January 1, 2005 to December 31, 2005

		Retained	Accumulated
	Additional	Earnings	Other
	Paid In	(Accumulated	Comprehensive	Comprehensive
	Capital	Deficit)	Income (Loss)	Income (Loss)

	(Dollar amounts in thousands)
Balance, December 31, 2004	$316,823	$(4,100)	$9,065	$—
Net earnings	—	56,900	—	56,900
Other comprehensive income (loss):
Currency translation adjustment	—	—	(1,659)	(1,659)
Minimum pension liability, net of tax of $75	—	—	145	145
Unrealized decline in the fair value of marketable securities	—	—	(6)	(6)

Comprehensive income				$55,380

Dividend to THL-Nortek Investors, LLC	(186,966)	—	—
Stock-based compensation	324	—	—

Balance, December 31, 2005	$130,181	$52,800	$7,545

The accompanying notes are an integral part of these Consolidated Financial Statements.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2005

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      NTK Holdings, Inc. (the “Company” or “NTK Holdings”) is a Delaware corporation that was formed to hold the capital stock of Nortek Holdings, Inc. (“Nortek Holdings”). NTK Holdings became the parent company of Nortek Holdings on February 10, 2005 (see Note 7).
      The consolidated periods included herein for periods prior to January 9, 2003 (“Pre-Recapitalization”) reflect the financial position, results of operations and cash flows of Nortek, Inc. (“Nortek”) and all of its wholly-owned subsidiaries and periods subsequent to January 9, 2003 and prior to August 28, 2004 (“Pre-Acquisition”) reflect the financial position, results of operations and cash flows of the former Nortek Holdings, Inc. and all of its wholly-owned subsidiaries (the predecessor company). Subsequent to August 27, 2004 and prior to February 10, 2005, the consolidated financial statements included herein reflect the financial position, results of operations and cash flows of Nortek Holdings, Inc. and all of its wholly-owned subsidiaries (the successor company and survivor from the mergers noted below in connection with the THL Transaction) and the periods subsequent to February 9, 2005 reflect the financial position, results of operations and cash flows of NTK Holdings and all of its wholly-owned subsidiaries (combined the “Post Acquisition” periods).
      The Company is a diversified manufacturer of residential and commercial building products, operating within three reporting segments: the Residential Ventilation Products Segment, the Home Technology Products Segment and the Air Conditioning and Heating Products Segment. Through these reporting segments, the Company manufactures and sells, primarily in the United States, Canada and Europe, a wide variety of products for the residential and commercial construction, manufactured housing, and the do-it-yourself (“DIY”) and professional remodeling and replacement markets.

Principles of Consolidation
      The Consolidated Financial Statements include the accounts of the Company and all of its continuing wholly-owned subsidiaries after elimination of intercompany accounts and transactions. Certain amounts in the prior years’ Consolidated Financial Statements have been reclassified to conform to the current year presentation.
      In 2005, the Company has separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations (see Note 10), which in prior periods were reported on a combined basis as a single amount.

Accounting Policies and Use of Estimates
      The preparation of these Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used for its critical accounting policies to ensure that such judgments and estimates are reasonable for its interim and year-end reporting requirements. These judgments and estimates are based on the Company’s historical experience, current trends and information available from other sources, as appropriate. If different conditions result

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
from those assumptions used in the Company’s judgments, the results could be materially different from the Company’s estimates.

Recognition of Sales and Related Costs, Incentives and Allowances
      The Company recognizes sales upon the shipment of its products net of applicable provisions for discounts and allowances. Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed to with the Company’s various customers, which are typically earned by the customer over an annual period. The Company records periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period and the contractual provisions of the customer agreements. For calendar year customer agreements, the Company is able to adjust its periodic estimates to actual amounts as of December 31 each year based upon the contractual provisions of the customer agreements. For those customers who have agreements that are not on a calendar year cycle, the Company records estimates at December 31 consistent with the above described methodology. Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. The Company generally estimates customer returns based upon the time lag that historically occurs between the date of the sale and the date of the return while also factoring in any new business conditions that might impact the historical analysis such as new product introduction. The Company also provides for its estimate of warranty, bad debts and shipping costs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt provisions are included in selling, general and administrative expense. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that might impact the historical analysis such as new product introduction for warranty and bankruptcies of particular customers for bad debts.

Cash and Cash Equivalents
      Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash.
      The Company has classified as restricted in the accompanying consolidated balance sheet certain cash and cash equivalents that are not fully available for use in its operations. At December 31, 2005 approximately $4,015,000 of cash and cash equivalents (all of which is included in long-term assets) had been pledged as collateral or were held in pension trusts for certain debt, insurance, employee benefits and other requirements. At December 31, 2004 approximately $8,605,000 of cash and cash equivalents (all of which is included in long-term assets) had been pledged as collateral or were held in pension trusts for certain debt, insurance, employee benefits and other requirements (see Notes 6 and 8).

Disclosures About Fair Value of Financial Instruments
      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents — The carrying amount approximates fair value because of the short maturity of those instruments.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Investments — The fair value of investments is based on quoted market prices. The fair value of investments was not materially different from their cost basis at December 31, 2005 or 2004.

Long-Term Debt — At December 31, 2005 and December 31, 2004, the fair value of long-term indebtedness was approximately $41,400,000 lower and $29,100,000 higher, respectively, than the amount on the Company’s consolidated balance sheet, before unamortized premium, based on market quotations (see Note 6).

Inventories
      Inventories in the accompanying consolidated balance sheet are valued at the lower of cost or market. At December 31, 2005 and 2004, approximately $121,031,000 and $110,637,000 of total inventories, respectively, were valued on the last-in, first-out method (“LIFO”). Under the first-in, first-out method (“FIFO”) of accounting, such inventories would have been approximately $2,875,000 and $3,455,000 lower at December 31, 2005 and 2004, respectively. All other inventories were valued under the FIFO method. In connection with both LIFO and FIFO inventories, the Company will record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold.
      Purchase price allocated to the fair value of inventory is amortized over the estimated period in which the inventory will be sold.

Depreciation and Amortization
      Depreciation and amortization of property and equipment, including capital leases, is provided on a straight-line basis over their estimated useful lives, which are generally as follows:

Buildings and improvements	10-35 years
Machinery and equipment, including leases	3-15 years
Leasehold improvements	Term of lease
      Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and related accumulated depreciation are eliminated and the resulting gain or loss is recognized.

Goodwill and Intangible Assets
      The Company accounts for acquired goodwill and intangible assets in accordance with Statement of Financial Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS No. 141”), SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) which involves judgment with respect to the determination of the purchase price and the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill. The Company believes that the estimates that it has used to record its acquisitions are reasonable and in accordance with SFAS No. 141 (see Notes 2 and 3).

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      Under SFAS No. 142, goodwill and intangible assets determined to have an indefinite useful life are not amortized, instead these assets are evaluated for impairment on an annual basis and whenever events or business conditions warrant. The Company has evaluated the carrying value of reporting unit goodwill and determined that no impairment existed at either the date of the Acquisition or at its annual evaluation dates as of the first day of the fourth quarter. The reporting units evaluated for goodwill impairment by the Company have been determined to be the same as the Company’s operating segments in accordance with the criteria in SFAS No. 142 for determining reporting units (see Note 11).
      In accordance with SFAS No. 144, the Company has evaluated the realizability of non indefinite-lived and non-goodwill long-lived assets, which primarily consist of property and equipment and intangible assets (the “SFAS No. 144 Long-Lived Assets”), whenever impairment indicators are present, based on expectations of non-discounted future cash flows for each subsidiary having a material amount of SFAS No. 144 Long-Lived Assets. If the sum of the expected non-discounted future cash flows is less than the carrying amount of assets including SFAS No. 144 Long-Lived Assets, the Company would recognize an impairment loss. The Company’s cash flow estimates are based upon historical cash flows, as well as future projected cash flows received from subsidiary management in connection with the annual Company wide planning process, and include a terminal valuation for the applicable subsidiary based upon a multiple of earnings before interest expense, net, depreciation and amortization expense and income taxes (“EBITDA”). The Company estimates the EBITDA multiple by reviewing comparable company information and other industry data. The Company believes that its procedures for estimating gross future cash flows, including the terminal valuation, are reasonable and consistent with market conditions at the time of estimation. Based on its most recent analysis, the Company believes that no material impairment of SFAS No. 144 Long-Lived Assets exists at December 31, 2005.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The following table presents a summary of the activity in goodwill for continuing operations and discontinued operations for the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004, the period from January 1, 2004 to August 27, 2004, the period from January 10, 2003 to December 31, 2003 and the period from January 1, 2003 to January 9, 2003.

	Continuing	Discontinued
	Operations	Operations	Total

	(Amounts in thousands)
Balance as of December 31, 2002	$285,131	$266,031	$551,162
Impact of foreign currency translation	269	74	343

Balance as of January 9, 2003	285,400	266,105	551,505
Impact of Recapitalization	350,807	(40,567)	310,240
Acquisitions during the period from January 10, 2003 to December 31, 2003	46,248	—	46,248
Purchase accounting adjustments	(11,979)	(4,195)	(16,174)
Impact of foreign currency translation	5,370	851	6,221

Balance as of December 31, 2003	675,846	222,194	898,040
Acquisitions during the period from January 1, 2004 to August 27, 2004	6,841	—	6,841
Dispositions	—	(222,194)	(222,194)
Purchase accounting adjustments	(3,229)	—	(3,229)
Impact of foreign currency translation	1	—	1

Balance as of August 27, 2004	679,459	—	679,459
Effect of the Acquisition	607,053	—	607,053
Acquisitions during the period from August 28, 2004 to December 31, 2004	8,805	—	8,805
Purchase accounting adjustments	(2,005)	—	(2,005)
Impact of foreign currency translation	1,793	—	1,793

Balance as of December 31, 2004	1,295,105	—	1,295,105
Acquisitions during the year ended December 31, 2005	91,881	—	91,881
Purchase accounting adjustments	(4,831)	—	(4,831)
Impact of foreign currency translation	(805)	—	(805)

Balance as of December 31, 2005	$1,381,350	$—	$1,381,350

      Goodwill associated with the Acquisition and Recapitalization (see Note 2) will not be deductible for income tax purposes. Approximately $56,100,000, $6,800,000 and $23,100,000 of goodwill associated with certain companies acquired during the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004 and the period from January 10, 2003 to December 31, 2003, respectively, (see Note 3) will be deductible for income tax purposes. Purchase accounting adjustments relate principally to final revisions resulting from the completion of fair value adjustments and adjustments to deferred income taxes that impact goodwill.
      The Company has classified as goodwill the cost in excess of fair value of the net assets (including tax attributes) of companies acquired in purchase transactions. See Note 11 for a rollforward of the activity in goodwill by reporting segment for the years ended December 31, 2005 and 2004.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      Intangible assets consist principally of patents, trademarks, customer relationships and non-compete agreements. Patents, trademarks and non-compete agreements are amortized on a straight-line basis, while customer relationships are amortized on an accelerated basis based upon the estimated consumption of the economic benefits of the customer relationship. Amortization of intangible assets charged to operations amounted to approximately $18,321,000, $8,398,000, $8,869,000, $9,055,000 and $64,000 for the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004, the period from January 1, 2004 to August 27, 2004, the period from January 10, 2003 to December 31, 2003 and the period from January 1, 2003 to January 9, 2003, respectively. The table that follows presents the major components of intangible assets as of December 31, 2005 and 2004:

				Weighted
	Gross		Net	Average
	Carrying	Accumulated	Intangible	Remaining
	Amount	Amortization	Assets	Useful Lives

	(Amounts in thousands except for useful lives)
December 31, 2005:
Trademarks	$72,533	$(6,311)	$66,222	14.9
Patents	22,615	(1,962)	20,653	14.8
Customer relationships	34,183	(15,785)	18,398	2.7
Others	12,471	(3,270)	9,201	3.7

	$141,802	$(27,328)	$114,474	6.6

December 31, 2004:
Trademarks	$62,114	$(1,145)	$60,969	15.0
Patents	21,423	(723)	20,700	14.7
Customer relationships	29,124	(6,046)	23,078	4.4
Others	6,490	(522)	5,968	3.8

	$119,151	$(8,436)	$110,715	8.6

      As of December 31, 2005, the estimated annual intangible asset amortization expense for each of the years presented aggregates approximately $114,474,000 as follows:

Annual Amortization
Year Ended December 31,	Expense

(Amounts in thousands)
(Unaudited)
2006	$15,800
2007	12,900
2008	10,600
2009	8,500
2010	7,000
2011 and thereafter	59,674

Pensions and Post Retirement Health Benefits
      The Company accounts for pensions, including supplemental executive retirement plans, and post retirement health benefit liabilities under SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS No. 87”) and SFAS No. 106, “Employers’ Accounting for Post Retirement Benefits Other Than Pensions” (“SFAS No. 106”). SFAS No. 87 and SFAS No. 106 require the

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
estimating of such items as the long-term average return on plan assets, the discount rate, the rate of compensation increase and the assumed medical cost inflation rate. Such estimates require a significant amount of judgment (see Note 8).

Insurance Liabilities
      The Company records insurance liabilities and related expenses for health, workers compensation, product and general liability losses and other insurance reserves and expenses in accordance with either the contractual terms of its policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent they are expected to be paid in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. The Company considers historical trends when determining the appropriate insurance reserves to record in the consolidated balance sheet for a substantial portion of its workers compensation and general and product liability losses. In certain cases where partial insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to the Company.

Income Taxes
      The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), which requires that the deferred tax consequences of temporary differences between the amounts recorded in the Company’s Consolidated Financial Statements and the amounts included in the Company’s federal and state income tax returns be recognized in the balance sheet. As the Company generally does not file its income tax returns until well after the closing process for the December 31 financial statements is complete, the amounts recorded at December 31 reflect estimates of what the final amounts will be when the actual income tax returns are filed for that fiscal year. In addition, estimates are often required with respect to, among other things, the appropriate state income tax rates to use in the various states that the Company and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realizable in the future. SFAS No. 109 requires balance sheet classification of current and long-term deferred income tax assets and liabilities based upon the classification of the underlying asset or liability that gives rise to a temporary difference (see Note 5).

Interest Allocation to Dispositions
      The Company allocates interest to dispositions that qualify as a discontinued operation for debt instruments which are entered into specifically and solely with the entity disposed of and for debt which is settled with proceeds received from the disposition.

Stock-Based Compensation of Employees, Officers and Directors
      The Company uses the fair value method of accounting for stock-based employee compensation in accordance with Statement of Financial Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”).

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The Company recorded stock-based compensation charges in continuing operations of approximately $300,000 for the year ended December 31, 2005 in accordance with SFAS No. 123. In the period from August 28, 2004 to December 31, 2004, the Company recorded stock-based compensation charges in continuing operations of approximately $100,000 related to the C-1 Units described below received by certain employees and consultants of the Company in connection with the THL Transaction (see Note 2) and in the period from January 1, 2004 to August 27, 2004, recorded stock-based compensation charges in continuing operations of approximately $48,500,000 related to the accelerated vesting and achievement of the performance criteria for a portion of the Company’s outstanding stock options due to the change in control of the Company as a result of the Acquisition. A portion of this expense has been allocated to the Company’s reporting segments for all periods presented and a portion has been recorded in Unallocated (see Note 11). In addition, the Company recorded stock-based employee compensation charges in discontinued operations of approximately $6,400,000 for the period from January 1, 2004 to August 27, 2004 relating to the accelerated vesting and achievement of the performance criteria for a portion of the Company’s outstanding Class A and B stock options, which were retained by employees of the discontinued operations (see Note 10) due to the change of control of the Company as a result of the Acquisition.
      In connection with the THL Transaction on August 27, 2004, certain employees and consultants received approximately 21,184 C-1 units and approximately 42,368 C-2 units, which represent equity interests in THL-Nortek Investors, LLC (“Investors LLC”) that function similar to stock options. During the second quarter of 2005, approximately 1,500 C-1 units and approximately 3,000 C-2 units were granted to one of the Company’s officers. The C-1 units vest pro rata on a quarterly basis over a three-year period and approximately 9,065 and 1,758 were vested at December 31, 2005 and 2004, respectively. The total stock-based employee compensation charge associated with the C-1 units is approximately $1,000,000, which is being amortized pro rata over the three-year vesting period. Approximately $570,000 remains to be amortized at December 31, 2005. The C-2 units only vest in the event that certain performance-based criteria, as defined, are met. As of December 31, 2005, there was approximately $1,600,000 of unamortized stock-based employee compensation with respect to the C-2 units, which will be amortized in the event that it becomes probable that the C-2 units or any portion thereof will vest. The C-1 and C-2 units were valued using the Black-Scholes option pricing model to determine the freely-traded call option value based upon information from comparable public companies, which was then adjusted to reflect the discount period, the minority interest factor and the lack of marketability factor to arrive at the final valuations.
      All outstanding stock options at August 27, 2004 were fully vested in connection with the THL Transaction and were either sold or surrendered for cancellation as part of the THL Transaction (see Note 2). The following tables summarize the Company’s common and special common stock option transactions for stock options issued prior to the Acquisition and reflects both stock options issued prior to the Recapitalization and Class A stock options issued subsequent to the Recapitalization, including options held by the Management Investors that were exchanged in connection with the Recapitalization. Options issued prior to the Nortek Holdings Reorganization on November 20, 2002 for the common and special common stock of the Company were converted to options to purchase the common and special common stock of Nortek Holdings in connection with the Nortek Holdings Reorganization (see Notes 2 and 7).

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Stock Options Issued:

			Weighted
			Average
	Number of	Option Price	Exercise
	Shares	Per Share	Price

Options outstanding at December 31, 2002	2,085,546	$8.75 - $44.16	$23.69
Exercised and tendered in connection with the Recapitalization	(217,226)	20.25 - 44.16	24.81

Options canceled and exchanged for new Class A stock options in connection with the Recapitalization on January 9, 2003	1,868,320	$8.75 - $33.06	$23.56
Granted	443,266	46.00 - 46.00	46.00
Canceled	(2,333)	46.00 - 46.00	46.00

Options outstanding at December 31, 2003	2,309,253	$10.50 - $11.00	$10.62
Options canceled in connection with the sale of Ply Gem	(74,667)	10.50 - 11.00	10.70
Options sold or surrendered in connection with the THL Transaction	(2,234,586)	$10.50 - $11.00	$10.59

Options outstanding at August 27, 2004	—

      The above table does not include 846,534 of Class B common stock options issued by the former Nortek Holdings, of which 841,867 were outstanding at December 31, 2003 and August 27, 2004, as 4,667 of Class B common stock options were cancelled during fiscal 2003. The Class B stock options fully vested in connection with the THL Transaction and were included in the amounts either sold or surrendered for cancellation as part of the THL Transaction (see Note 2).
      As defined under the then existing stock option plans, all options became fully vested upon the completion of the Recapitalization on January 9, 2003. Options to purchase 217,226 shares of common stock of Nortek Holdings were exercised and tendered in connection with the Recapitalization for a cash settlement of approximately $4,700,000. This charge of approximately $3,000,000, net of tax, was reflected as an equity adjustment to additional paid in capital in the accompanying consolidated statement of stockholder’s investment for the period from January 1, 2003 to January 9, 2003. Options to purchase 1,868,320 shares of common stock and special common stock of Nortek Holdings, that were rolled-over by the Management Investors, were exchanged for fully vested stock options to purchase an equal number of shares of Class A Common Stock of Nortek Holdings at the same price per share (the “Rollover Options”).
      In connection with a shareholder distribution made by Nortek Holdings in November 2003, option holders of the Rollover Options received a cash distribution of approximately $41,600,000 (see Note 7), which was treated as a charge to additional paid-in capital in the accompanying consolidated statement of stockholder’s investment in accordance with the provisions of SFAS No. 123. The distribution to each individual option holder was equal to the number of shares held multiplied by the lesser of (i) $35 per share or (ii) $46 per share minus the amount per share the exercise price was reduced. In conjunction with this shareholder distribution, Nortek Holdings adjusted the exercise price of all of the Rollover Options to equal $10.50 per share and all of the other Class A stock options to equal $11.00 per share, which has been reflected in the above table.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      In addition, in the fourth quarter of 2003, the Company recorded a $600,000 compensation based charge related to the sale of certain capital stock.
      The Company has historically used the Black-Scholes option pricing model to determine the fair value of stock options at the date of grant. There were no stock options granted during the period from January 1, 2004 to August 27, 2004 or during the period from January 1, 2003 to January 9, 2003. The following table summarizes the weighted-average assumptions for the periods presented during which options were issued. The weighted-average assumptions for options granted subsequent to January 1, 2003 were used to calculate the stock-based employee compensation charge of approximately $1,400,000 for the period from January 10, 2003 to December 31, 2003. As Nortek Holdings was no longer a public company during this period, the weighted-average assumptions reflect the use of the minimum value calculations permitted under SFAS No. 123 for non-public companies, whereby a volatility assumption is excluded from the calculation. The weighted average assumptions related to earnings from continuing operations exclude options issued to employees of Ply Gem, which has been treated as a discontinued operation for all periods presented.

For the Pre-Acquisition Period
January 10, 2003-
December 31, 2003

Assumption for Earnings from Continuing Operations:
Risk-free interest rate	Between 2.60% and 3.23%
Expected life	5 years
Expected volatility	N/A
Expected dividend yield	0%
Weighted average fair value at grant date of option granted	$8.03
Assumptions for Net Earnings:
Risk-free interest rate	Between 2.60% and 3.23%
Expected life	5 years
Expected volatility	N/A
Expected dividend yield	0%
Weighted average fair value at grant date of option granted	$7.93
      Pro forma information for the period from January 1, 2003 to January 9, 2003 has been determined as if the Company had been accounting for its employee stock options under the fair value method of SFAS No. 123 for all options issued prior to January 1, 2003 and subsequent to the initial effective date of SFAS No. 123. The pro forma stock-based employee compensation charge for the period from January 1, 2003 to January 9, 2003 reflects the pro forma impact of the accelerated vesting associated with the immediate vesting of all unvested options in connection with the Recapitalization. The weighted-average assumptions for options granted prior to January 1, 2003 included in the pro forma information for the period from January 1, 2003 to January 9, 2003 include a volatility assumption as Nortek Holdings and, prior to the Nortek Holdings Reorganization, the Company’s common stock was publicly traded as of the end of this period. No historical stock-based employee compensation is reflected for the period from January 1, 2003 to January 9, 2003 as no options were issued. The pro forma amounts with respect to loss from continuing operations exclude the pro forma impact of options issued to

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
employees of Ply Gem, which has been treated as a discontinued operation for all periods presented.

For the Pre-
Recapitalization Period
Jan. 1, 2003-
Jan. 9, 2003

(Amounts in thousands)
Loss from continuing operations, as reported	$(60,900)
Less: Total stock-based employee compensation expense determined under the fair value method for awards issued prior to January 1, 2003, net of related tax effects	(500)

Pro forma loss from continuing operations	$(61,400)

Net loss, as reported	$(61,900)
Less: Total stock-based employee compensation expense determined under the fair value method for awards issued prior to January 1, 2003, net of related tax effects	(600)

Pro forma net loss	$(62,500)

      Pro forma information is not required under SFAS No. 148 for the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004, the period from January 1, 2004 to August 27, 2004 and the period from January 10, 2003 to December 31, 2003 as the consolidated statement of operations for those periods includes the actual stock-based employee compensation for stock options required under SFAS No. 123 for those periods.
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R is a revision of SFAS No. 123 and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and amends SFAS No. 95, “Statement of Cash Flows” (“SFAS No. 95”). The accounting for share-based payments under SFAS No. 123R is similar to the approach described in SFAS No. 123. The provisions of SFAS No. 123R will be effective for the Company beginning after January 1, 2006.
      Under SFAS No. 123R, the Company plans on adopting the modified-prospective transition method of accounting for stock-based compensation. Under the prospective transition method, the Company would be required to recognize compensation cost for share-based payments to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied. Measurement and attribution of compensation cost for awards that were granted prior to, but not vested as of the date SFAS No. 123R is adopted would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123. Under the modified-prospective transition method, prior periods would not be restated.
      The Company does not believe that the adoption of SFAS No. 123R will have a material impact on its financial position or results of operations.

Commitments and Contingencies
      The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued are

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes (see Note 9).

Research and Development
      The Company’s research and development activities are principally new product development and represent approximately 1.9%, 1.7% and 1.5% of the Company’s consolidated net sales in 2005, 2004 and 2003, respectively.

Comprehensive Income (Loss)
      Comprehensive income (loss) includes net earnings and unrealized gains and losses from currency translation, marketable securities available for sale and minimum pension liability adjustments, net of tax attributes. The components of the Company’s comprehensive income (loss) and the effect on earnings for the periods presented are detailed in the accompanying consolidated statement of stockholder’s investment.
      The balances of each classification, net of tax attributes, within accumulated other comprehensive income (loss) as of the periods presented are as follows:

		Unrealized		Total
		Gains	Minimum	Accumulated
	Foreign	(Losses) on	Pension	Other
	Currency	Marketable	Liability	Comprehensive
	Translation	Securities	Adjustment	Income (Loss)

	(Amounts in thousands)
Balance December 31, 2002	$(11,245)	$(378)	$(45,859)	$(57,482)
Change during the period	1,096	—	18,398	19,494

Balance January 9, 2003	(10,149)	(378)	(27,461)	(37,988)
Effect of the Recapitalization	10,149	378	27,461	37,988
Change during the period	19,501	—	(64)	19,437

Balance December 31, 2003	19,501	—	(64)	19,437
Change during the period	(3,958)	21	18	(3,919)

Balance August 27, 2004	15,543	21	(46)	15,518
Effect of the Acquisition	(15,543)	(21)	46	(15,518)
Change during the period	9,495	(20)	(410)	9,065

Balance December 31, 2004	9,495	(20)	(410)	9,065
Change during the period	(1,659)	(6)	145	(1,520)

Balance December 31, 2005	$7,836	$(26)	$(265)	$7,545

Foreign Currency Translation
      The financial statements of subsidiaries outside the United States are measured using the foreign subsidiaries’ local currency as the functional currency. The Company translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year-end. Net sales, costs and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income (loss) included in stockholder’s investment in the accompanying

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
consolidated balance sheet. Transaction gains and losses are recorded in selling, general and administrative expense and have not been material during any of the periods presented.

2.	THE ACQUISITION AND RECAPITALIZATION TRANSACTIONS
      On July 15, 2004, THL Buildco Holdings, Inc. (“THL Buildco Holdings”) and THL Buildco, Inc. (“THL Buildco”), newly formed Delaware corporations affiliated with Thomas H. Lee Partners L.P., entered into a stock purchase agreement with the owners of Nortek Holdings, Inc., Nortek’s former parent company (referred to herein as “the former Nortek Holdings”), which included affiliates of Kelso & Company, L.P. (“Kelso”) and certain members of the Company’s management, pursuant to which THL Buildco agreed to purchase all the outstanding capital stock of the former Nortek Holdings. Prior to the completion of the THL Transaction described below, Nortek was a wholly-owned direct subsidiary of the former Nortek Holdings and THL Buildco was a wholly-owned direct subsidiary of THL Buildco Holdings.
      On August 27, 2004, THL Buildco purchased all of the outstanding capital stock of the former Nortek Holdings pursuant to a stock purchase agreement in a transaction valued at approximately $1,740,000,000 (the “Acquisition”). Immediately upon the completion of the Acquisition, THL Buildco was merged with and into the former Nortek Holdings with the former Nortek Holdings continuing as the surviving corporation. The former Nortek Holdings was then merged with and into Nortek with Nortek continuing as the surviving corporation and a wholly-owned subsidiary of THL Buildco Holdings. THL Buildco Holdings was then renamed Nortek Holdings, Inc. (“Nortek Holdings”). Nortek Holdings is wholly-owned by NTK Holdings, Inc. (“NTK Holdings”), which is wholly-owned by Investors LLC, a Delaware limited liability company. In connection with the Acquisition, members of Nortek management reinvested a portion of their equity interest in the former Nortek Holdings for an equity interest in Investors LLC and interests in a deferred compensation plan established by Nortek Holdings (the Acquisition and the above events are collectively referred to herein as the “THL Transaction”).
      On November 20, 2002, the Company reorganized into a holding company structure and each outstanding share of capital stock of Nortek was converted into an identical share of capital stock of the former Nortek Holdings, a Delaware corporation formed in 2002, with the former Nortek Holdings becoming the successor public company and Nortek becoming a wholly-owned subsidiary of the former Nortek Holdings (the “Holdings Reorganization”). On January 9, 2003, the former Nortek Holdings completed the Recapitalization, which resulted in the acquisition of the former Nortek Holdings by certain affiliates and designees of Kelso & Company L.P. (“Kelso”) and certain members of Nortek’s management. As a result, of the Recapitalization, the Company’s shares of capital stock were no longer publicly traded.
      The sections below describe more fully the Acquisition and Recapitalization transactions of Nortek and the related pro-forma effect such transactions would have had on the consolidated financial statements of the Company.

The Acquisition
      On August 27, 2004, the sole stockholder of Nortek, the former Nortek Holdings adopted and approved, by unanimous written consent in lieu of special meeting, the Agreement and plan of Merger between the former Nortek Holdings and Nortek, which provided for the merger of the former Nortek Holdings with and into Nortek.
      Prior to the Acquisition, certain members of Nortek management held stock options to purchase shares of common stock of the former Nortek Holdings issued to them under the

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
former Nortek Holdings 2002 Stock Option Plan. These members of Nortek management, who would have been entitled to receive cash payments upon consummation of the Acquisition in respect to these options, instead sold a portion of those options to THL Buildco for approximately $113,032,000 and surrendered the remainder of these options held by them for cancellation without immediate payment. In consideration for this cancellation of options without immediate payment, these option holders received an equity interest in Investors LLC and Nortek Holdings established a deferred compensation plan and credited for the account of each of these management participants under the plan a number of notional Class A units of Investors LLC equal in value to the value of the old stock options so cancelled.
      As noted above, in connection with the THL Transaction, members of the Company’s management became participants in a newly adopted deferred compensation plan of Nortek Holdings. These management participants, who would have been entitled to receive cash payments upon consummation of the THL Transaction in respect of all options previously granted to them under the former Nortek Holdings, Inc. 2002 Stock Option Plan, instead sold a portion of those options to THL Buildco and surrendered the remainder of the options held by them for cancellation without immediate payment. In consideration for this cancellation of options without immediate payment, Nortek Holdings established this deferred compensation plan and credited for the account of each of these management participants under the plan a notional amount equal to the value of the old stock options so cancelled. For purposes of the plan, the value of the stock options cancelled equals the excess of the value of the stock underlying the options at the time of the THL Transaction over the aggregate exercise price of the options. The plan is a non-qualified, unfunded obligation of Nortek Holdings. Distributions to participants under the plan will track proportionate distributions to those made to the Class A units of Investors LLC. The maximum aggregate amount of distributions that are payable to any participant under the plan equals the total value of the stock options surrendered by the participant for cancellation without payment, or an aggregate of approximately $111,800,000 for all participants.
      Nortek Holdings recorded approximately $93,000,000 at August 27, 2004 in other long-term liabilities related to its deferred compensation plan. At December 31, 2005, other long-term liabilities include approximately $49,019,000 related to the deferred compensation plan and at December 31, 2004 approximately $95,164,000 (of which approximately $49,200,000 is recorded in accrued expenses and taxes, net and approximately $45,964,000 is recorded in other long-term liabilities) was recorded in the accompanying consolidated balance sheet relating to the deferred compensation plan. On February 18, 2005, Nortek Holdings made a distribution to the participants of its deferred compensation plan in the amount of approximately $57,700,000 (see Notes 6 and 7).
      In connection with accounting for the purchase price for the Acquisition, Nortek recorded a deferred tax benefit of approximately $32,550,000 representing the tax benefit related to the deferred compensation plan of Nortek Holdings. At December 31, 2005 the deferred tax benefit was approximately $17,460,000 (all of which is recorded as a long-term asset) and at December 31, 2004 the deferred tax benefit was approximately $33,308,000 (of which approximately $17,220,000 and $16,088,000 is recorded as a current and long-term asset, respectively).
      Upon consummation of the Acquisition the outstanding principal balance, and accrued interest thereon, totaling approximately $900,000 on a loan to one of the Company’s officers was forgiven, certain “split dollar” life insurance policies with an aggregate cash value of approximately $9,300,000 were transferred to two of the Company’s officers and approximately $900,000 was paid to such officers in settlement of a deferred compensation plan. As a result,

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Nortek recorded an approximate $10,200,000 charge to operations on August 27, 2004 (see Note 14).
      The total amount of transaction fees and related costs incurred by Nortek and THL Buildco associated with the Acquisition was approximately $56,500,000, including approximately $25,000,000 of advisory and financing fees and expenses paid to Thomas H. Lee Partners L.P. Approximately $26,000,000 of these fees and expenses were recorded by Nortek in “expenses and charges arising from the Acquisition”, since they were obligations of Nortek prior to the Acquisition, approximately $21,500,000 was recorded as purchase price for the Acquisition (see Note 14) and the balance of $9,000,000 was recorded as deferred financing costs.
      Upon the closing of the THL Transaction, Nortek Holdings and Nortek entered into a management agreement with THL Managers V, LLC, an affiliate of Thomas H. Lee Partners, L.P., pursuant to which THL Managers V, LLC provides certain financial and strategic advisory and consultancy services. Under this management agreement, the Company is obligated to pay to THL Managers V, LLC, or a designee thereof, an annual management fee equal to the greater of (1) $2,000,000 per annum or (2) an amount equal to 0.75% of the consolidated earnings before interest, taxes, depreciation and amortization of the Company and its subsidiaries, before deduction for such fee. Such annual management fee is payable semi-annually in advance on the first business date of each January and July. A pro rated portion of such fee equal to $688,889 was paid on the closing date of the THL Transaction with respect to the period from August 28, 2004 to December 31, 2004. Nortek expensed approximately $2,154,000 for the year ended December 31, 2005 related to this management agreement in the accompanying Consolidated Statement of Operations.
      To partially finance the purchase price of the Acquisition, affiliates of Thomas H. Lee Partners, L.P. invested approximately $361,800,000 of cash and certain members of the Company’s senior management made a rollover investment of approximately $111,800,000. These funds, together with approximately $155,300,000 of cash of the former Nortek Holdings, the $700,000,000 proceeds from the term loan under the Senior Secured Credit Facility and the $625,000,000 proceeds from the sale of the 8 1/2% Senior Subordinated Notes due 2014 (the “8 1/2 % Notes) (see Note 6), were used to finance the Acquisition, to refinance certain existing notes of Nortek and the former Nortek Holdings and to pay related transaction costs.
      Beginning on August 28, 2004, the Company accounted for the Acquisition as a purchase in accordance with the provisions of SFAS No. 141, “Business Combinations” (“SFAS No. 141”), Emerging Issue Task Force (“EITF”) Issue No. 88-16, “Basis in Leveraged Buyout Transactions” (“EITF 88-16”), and SEC Staff Accounting Bulletin (“SAB”) No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances” (“SAB No. 54”), which resulted in a new valuation for the assets and liabilities of the Company and its subsidiaries based upon fair values as of the date of the Acquisition. SFAS No. 141 requires the Company to establish a new basis for its assets and liabilities based on the amount paid for its ownership at August 27, 2004. In accordance with EITF 88-16, the acquired assets and liabilities have been recorded at fair value for the interests acquired by new investors and at carryover basis for continuing investors. As a result, the assets and liabilities are assigned new values, which are part Pre-Acquisition cost and part fair value, in the same proportions as the carryover basis of the residual interests retained by the continuing management investors and the new interests acquired by the affiliates of Thomas H. Lee Partners L.P. Accordingly, the Company’s ownership basis (including the fair value of options rolled over by the management investors) is reflected in the Company’s consolidated financial statements beginning upon completion of the Acquisition. The purchase price for the equity of Nortek of approximately $743,154,000 was allocated to the assets and

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
liabilities based on their relative fair values and approximately $316,715,000 was recorded in Stockholder’s Investment representing the ownership interest of Nortek’s equity holders upon completion of the Acquisition, net of a deemed dividend of approximately $63,879,000.
      Immediately prior to the Acquisition, Stockholder’s Investment was approximately $114,596,000. The purchase price for the Acquisition of approximately $743,154,000 consists of the following:

(Amounts in thousands)
Purchase price for Series B Preference stock and Class A Common Stock of the former Nortek Holdings	$706,189
Payment for the settlement and termination of the former Nortek Holdings Stock Options	113,032
Carryover basis of continuing investors	47,875
Cash of the former Nortek Holdings	(112,839)
Tax benefit related to the Nortek Holdings deferred compensation plan	(32,550)
Fees and expenses	21,447

$743,154

      During the year ended December 31, 2005 and the period from August 28, 2004 to December 31, 2004, the Company recorded approximately $700,000 and $5,700,000, respectively, of amortization of excess purchase price allocated to inventory related to the Acquisition as a non-cash charge to cost of goods sold.
      The following reflects the unaudited pro forma effect of the Acquisition on continuing operations for the period presented below:

Pro Forma for the
Period
Jan. 1, 2004-Aug. 27,
2004

(Amounts in thousands)
Net sales	$1,117,860
Operating earnings	$110,296
Earnings from continuing operations	$27,041
      The unaudited pro forma condensed consolidated amounts presented above have been prepared by adjusting historical amounts for the period to give effect to the Acquisition as if it had occurred on January 1, 2004. The pro forma adjustments to the historical results of operations for the amounts presented include the pro forma impact of the purchase accounting for such period, the elimination of approximately $83,700,000 of expenses and charges arising from the Acquisition in August of 2004 recorded during such period, as the unaudited pro forma condensed consolidated summary of operations assumes that the Acquisition occurred on January 1, 2004.

The Recapitalization
      On January 8, 2003 Nortek’s stockholders approved certain amendments to the certificate of incorporation, which were required in order to complete the Recapitalization.
      Following the Stockholder Approval, common stock and special common stock held by the Management Investors were exchanged for an equal number of newly created shares of Series B

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Preference Stock. In addition, certain options to purchase shares of common and special common stock held by the Management Investors were exchanged for fully vested options to purchase an equal number of shares of the newly created Class A Common Stock. The remaining outstanding options, including some held by Management Investors, were cancelled in exchange for the right to receive a single lump sum cash payment equal to the product of the number of shares of common stock or special common stock underlying the option and the amount by which the redemption price of $46 per share exceeded the per share exercise price of the option.
      On January 9, 2003, in connection with the Recapitalization, Kelso purchased newly issued shares of Series B Preference Stock for approximately $355,923,000 and purchased shares of Series B Preference Stock held by the Management Investors for approximately $18,077,000. Newly issued Class A Common Stock of approximately $3,262,000 was purchased by designated third parties. Shares of Series B Preference Stock held by the Management Investors that were not purchased by Kelso were converted into an equal number of shares of Class A Common Stock. In addition, Nortek declared and distributed to the former Nortek Holdings a dividend of approximately $120,000,000 and distributed approximately $27,900,000 for reimbursement of fees and expenses of Kelso, which were paid out of Nortek’s unrestricted cash and cash equivalents on hand and were permissible under the most restrictive covenants with respect to the indentures of Nortek’s 8 7/8% Senior Notes due 2008, 9 1/4% Senior Notes due 2007, 9 1/8% Senior Notes due 2007 and 9 7/8 % Senior Subordinated Notes due 2011 (the “Existing Notes”).
      The former Nortek Holdings used the proceeds from the purchase by Kelso and designated third parties of the newly issued Series B Preference Stock and Class A Common Stock and the dividend from Nortek to redeem the Company’s Class B Common Stock and to cash out options to purchase common and special common stock totaling approximately $479,185,000. Kelso also purchased from certain Management Investors 392,978 shares of Series B Preference Stock for approximately $18,077,000.
      In connection with the Recapitalization, K Holdings received a bridge-financing letter from a lender for a senior unsecured term loan facility not to exceed $955,000,000 (the “Bridge Facility”). The Bridge Facility was intended to be used to fund, if necessary, any change in control offers Nortek might have made in connection with the Recapitalization. Nortek did not use this Bridge Facility because the structure of the Recapitalization did not require Nortek to make any change of control offers. The commitment letter expired on January 31, 2003. As a result, the Company’s consolidated interest expense for the period from January 10, 2003 to December 31, 2003 includes approximately $4,100,000 of interest expense from the amortization of the Bridge Facility commitment fees and related expenses.
      In January 2003, the former Nortek Holdings filed for the deregistration of its shares of common and special common stock under the Securities Exchange Act of 1934. The former Nortek Holdings’ shares of common and special common stock are no longer publicly traded.
      Under the terms of one of Nortek’s supplemental executive retirement plans (“SERP”), Nortek was required to make one-time cash payments to participants in such plan in satisfaction of obligations under that plan when the Recapitalization was completed. Accordingly, Nortek made a distribution of approximately $75,100,000 to the participants in the plan from funds included in the Company’s Consolidated Balance Sheet at December 31, 2002 and classified in long-term assets in restricted investments and marketable securities held by pension trusts and transferred to one of the participants a life insurance policy with approximately $10,300,000 of cash surrender value to satisfy a portion of the SERP’s obligation to such participant’s obligation

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
upon the Stockholder Approval. The termination and settlement of the obligation of this SERP resulted in a curtailment loss on January 9, 2003.
      The total amount of transaction fees and related costs incurred by Nortek and Kelso associated with the Recapitalization was approximately $47,300,000, including the $27,900,000 noted above, of which approximately $10,500,000 of advisory fees and expenses was paid to Kelso & Company L.P. A portion of these fees and expenses was recorded by Nortek in selling, general and administrative expense, since they were obligations of Nortek prior to the Recapitalization. Approximately $12,800,000 was recorded as expense on January 9, 2003 since these fees and expenses became obligations of Nortek upon consummation of the Recapitalization (see Note 14).

3.	ACQUISITIONS
      On December 9, 2005, the Company, through its indirect wholly-owned subsidiary, Linear LLC (“Linear”), acquired the stock of GTO, Inc. (“GTO”) for approximately $28,200,000 of cash plus contingent consideration. GTO is located in Tallahassee, FL and designs, manufactures and sells automatic electric gate openers and access control devices to enhance the security and convenience of both residential and commercial property fences.
      On August 26, 2005, the Company, through its indirect wholly-owned subsidiary, Elan Home Systems, LLC. (“Elan”), acquired the assets and certain liabilities of Sunfire Corporation (“Sunfire”) for approximately $4,000,000 (utilizing approximately $3,500,000 of cash and issuing an unsecured subordinated promissory note in the amount of approximately $500,000) plus contingent consideration, which may be payable in future years. Sunfire is located in Snohomish, WA and sells and designs home audio and home cinema amplifiers, receivers and subwoofers.
      On August 8, 2005, the Company, through its indirect wholly-owned subsidiary, Nortek (UK) Limited, acquired the stock of Imerge Limited (“Imerge”) for approximately $6,100,000 in cash plus contingent consideration, which may be payable in future years. Imerge is located in Cambridge, United Kingdom and designs, manufactures and sells hard disk media players and multi-room audio servers.
      On July 15, 2005, the Company, through Linear, acquired the assets and certain liabilities of Niles Audio Corporation (“Niles”) for approximately $77,700,000. In connection with the acquisition of Niles, the Company utilized approximately $67,700,000 of cash and issued an unsecured promissory note in the amount of approximately $10,000,000. Niles is located in Miami, FL and sells and designs products that provide customers with innovative solutions for whole-house distribution and integration of audio and video systems, including speakers, receivers, amplifiers, automation devices, controls and accessories. For the year ended December 31, 2004, Niles had unaudited net sales, operating earnings and depreciation and amortization expense of approximately $50,000,000, $8,500,000 and $500,000, respectively.
      On June 13, 2005, the Company, through its wholly-owned subsidiary Nordyne Inc. (“Nordyne”), acquired the assets and certain liabilities of International Marketing Supply, Inc. (“IMS”) for approximately $4,600,000, utilizing approximately $4,100,000 of cash and issuing an unsecured promissory note in the amount of approximately $500,000. IMS is located in Miami, FL and sells heating, ventilation and air-conditioning equipment to customers in Latin America.
      On April 26, 2005, the Company, through Linear, acquired the stock of Panamax for approximately $11,800,000 (utilizing approximately $9,550,000 of cash and issuing an unsecured promissory note in the amount of approximately $2,250,000) plus contingent consideration. Panamax is located in Petaluma, CA and sells and designs innovative power conditioning and

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
surge protection products that prevent loss or damage of home and small business equipment due to power disturbances.
      On December 17, 2004, the Company, through Linear, acquired the assets and liabilities of M&S Systems, LP (“M&S”), located in Dallas, TX, for approximately $16,500,000 in cash. M&S principally designs, manufactures and sells distributed audio and communication equipment and speakers.
      On March 9, 2004, the Company, through Linear, acquired the stock of OmniMount Systems, Inc. (“OmniMount”) for approximately $16,500,000 in cash plus contingent consideration, which may be payable in future years. OmniMount is a seller and designer of speaker and video mountings and other products to maximize the home theater experience.
      On December 15, 2003, the Company, through Linear, acquired the stock of Operator Specialty Company, Inc. (“OSCO”), located in Casnovia, MI for approximately $2,500,000. OSCO is a manufacturer and designer of gate operators and access control devices.
      On July 11, 2003, the Company, through Linear, acquired the stock of SpeakerCraft, Inc. (“SPC”), a leading designer and supplier of architectural loudspeakers and audio products used in residential custom applications.
      On January 17, 2003, the Company, through Linear, acquired the ownership units of Elan, a seller of consumer electronic equipment that controls whole-house entertainment, communication and automation systems for new residential construction and retrofit markets.
      The estimated total potential amount of contingent consideration that may be paid in the future for these acquisitions is approximately $15,200,000.
      Acquisitions contributed approximately $86,400,000, $9,900,000 and $800,000 to net sales, operating earnings and depreciation and amortization expense, respectively, for the year ended December 31, 2005. With the exception of IMS, which is included in the Air Conditioning and Heating Products Segment, all acquisitions are included in the Home Technology Products Segment in the Company’s segment reporting (see Note 11).
      The Company recorded approximately $200,000 during both the year ended December 31, 2005 and the period from January 1, 2004 to August 27, 2004 and approximately $800,000 during the period from January 10, 2003 to December 31, 2003 of amortization of excess purchase price allocated to inventory related to the acquisitions noted above as a non-cash charge to cost of goods sold.
      Acquisitions are accounted for as purchases and accordingly have been included in the Company’s consolidated results of operations since the acquisition date. For recent acquisitions, the Company has made preliminary estimates of the fair value of the assets and liabilities of the acquired companies, including intangible assets and property and equipment, as of the date of acquisition, utilizing information available at the time that the Company’s Consolidated Financial Statements were prepared and these estimates are subject to refinement until all pertinent information has been obtained. The Company is in the process of obtaining appraisals of intangible assets and property and equipment and finalizing the integration of the acquired companies, which are expected to be completed by the end of the first half of 2006.
      Pro forma results related to the acquisitions noted herein have not been presented, as the effect is not significant to the Company’s consolidated operating results.
      On February 22, 2006, the Company, through Linear, acquired the assets and certain liabilities of Furman Sound, Inc. (“Furman”) for an initial purchase price of approximately

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
$2,900,000. Furman is located in Petaluma, CA and designs and sells audio and video signal processors, as well as, innovative AC power conditioning and distribution products.

4.	CASH FLOWS
      Interest paid was approximately $105,770,000, $26,242,000, $71,640,000 and $91,991,000 for the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004 and from January 10, 2003 to December 31, 2003, respectively. There was no interest paid for the period from January 1, 2003 to January 9, 2003.
      The fair value of the assets of the businesses acquired was approximately $149,752,000, $20,108,000, $20,786,000 and $95,000,000 for the year ended December 31, 2005 and for the periods from August 28, 2004 to December 31 2004, from January 1, 2004 to August 27, 2004 and from January 10, 2003, to December 31, 2003, respectively. Liabilities assumed or created from businesses acquired were approximately $17,816,000, $4,605,000, $4,286,000 and $17,184,000 for the year ended December 31, 2005 and for the periods from August 28, 2004 to December 31 2004, from January 1, 2004 to August 27, 2004 and from January 10, 2003, to December 31, 2003, respectively. Net cash paid for acquisitions was approximately $117,200,000, $15,500,000, $16,500,000 and $76,000,000 for the year ended December 31, 2005 and for the periods from August 28, 2004 to December 31 2004, from January 1, 2004 to August 27, 2004 and from January 10, 2003 to December 31, 2003, respectively. The Company had no acquisitions during the period from January 1, 2003 to January 9, 2003.
      Significant non-cash financing and investing activities excluded from the accompanying consolidated statement of cash flows include capitalized lease additions of approximately $4,776,000, $1,613,000, $938,000 and $7,589,000 for the year ended December 31, 2005 and for the periods from August 28, 2004 to December 31 2004, from January 1, 2004 to August 27, 2004 and from January 10, 2003, to December 31, 2003, respectively.

5.	INCOME TAXES
      The following is a summary of the components of earnings (loss) from continuing operations before provision (benefit) for income taxes:

	For the Periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Domestic	$73,200	$(9,500)	$(169,200)	$88,100	$(82,300)
Foreign	26,900	9,400	16,500	15,400	(400)

	$100,100	$(100)	$(152,700)	$103,500	$(82,700)

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The following is a summary of the provision (benefit) for income taxes from continuing operations included in the accompanying consolidated statement of operations:

	For the Periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Federal income taxes
Current	$400	$(3,400)	$(3,500)	$34,200	$(27,800)
Deferred	25,300	1,000	(46,900)	(4,800)	5,900

	25,700	(2,400)	(50,400)	29,400	(21,900)
Foreign	14,300	5,200	7,600	8,700	100
State	3,200	700	1,400	3,300	—

	$43,200	$3,500	$(41,400)	$41,400	$(21,800)

      Income tax payments, net of refunds, in the year ended December 31, 2005 and the periods from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003 were approximately $15,900,000, $43,600,000, $11,690,000, and $281,000, respectively. For the period from August 28, 2004 to December 31, 2004, the Company received income tax refunds, net of payments, of approximately $36,500,000.
      Income tax benefits of approximately $14,600,000 related to a cash distribution of approximately $41,600,000 to option holders of Rollover Options in the period from January 10, 2003 to December 31, 2003 were reflected as a reduction of goodwill. Income tax benefits of approximately $19,131,000 and $1,710,000 related to the settlement of certain stock options were reflected as an equity adjustment to additional paid-in-capital in the periods from January 1, 2004 to August 27, 2004 and from January 1, 2003 to January 9, 2003, respectively.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The tables that follow reconcile the federal statutory income tax of continuing operations dollar amount and rate to the actual income tax provision and effective tax rate of approximately 43.2%, 3,500.0%, 27.1%, 40.0% and 26.4% for the year ended December 31, 2005 and for the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003, respectively.

	For the Periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Income tax provision (benefit) from continuing operations at the federal statutory rate	$35,035	$(35)	$(53,445)	$36,225	$(28,945)
Net change from statutory rate:
State income tax provision, net of federal income tax effect	2,080	455	910	2,145	—
Tax effect of the Acquisition	—	—	9,100	—	—
Tax effect of the Recapitalization	—	—	—	—	6,900
Non-deductible expenses, net	982	128	170	(311)	—
Tax effect resulting from foreign activities and foreign dividends	4,885	2,995	1,876	3,286	—
Other, net	218	(43)	(11)	55	245

	$43,200	$3,500	$(41,400)	$41,400	$(21,800)

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

	For the Periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

Income tax provision (benefit) from continuing operations at the federal statutory rate	35.0%	(35.0)%	(35.0)%	35.0%	(35.0)%
Net change from statutory rate:
State income tax provision, net of federal income tax effect	2.1	455.0	0.6	2.1	—
Tax effect of the Acquisition	—	—	6.0	—	—
Tax effect of the Recapitalization	—	—	—	—	8.3
Non-deductible expenses, net	1.0	128.0	0.1	(0.3)	—
Tax effect resulting from foreign activities and foreign dividends	4.9	2,995.0	1.2	3.2	—
Other, net	0.2	(43.0)	—	—	0.3

	43.2%	3,500.0%	(27.1)%	40.0%	(26.4)%

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The tax effect of temporary differences which give rise to significant portions of deferred income tax assets and liabilities for continuing operations as of December 31, 2005 and December 31, 2004 are as follows:

	December 31,

	2005	2004

	(Amounts in thousands)
Prepaid Income Tax Assets (classified current)
Arising From:
Accounts receivable	$2,786	$1,390
Inventories	(4,992)	(8,300)
Insurance reserves	5,955	10,715
Warranty accruals	5,598	4,357
Net operating loss and tax credits	6,195	17,220
Other reserves and assets, net	5,413	7,363

	$20,955	$32,745

Deferred Income Tax Assets (Liabilities)
(classified non-current)
Arising From:
Property and equipment, net	$(23,142)	$(27,586)
Intangible assets, net	(31,610)	(37,137)
Pension and other benefit accruals	33,761	35,881
Insurance reserves	7,770	3,565
Warranty accruals	5,489	5,117
Capital loss carry forward/net loss carry forward	11,800	9,721
Valuation allowances	(18,013)	(11,958)
Deferred debt expense/debt premium	—	19,138
Other reserves and assets, net	9,826	5,747

	$(4,119)	$2,488

      The Company has established valuation allowances related to certain reserves and foreign net operating loss carry-forwards. Included in the deferred tax asset valuation allowance of $18,013,000 at December 31, 2005 are valuation allowances of approximately $15,055,000, which will reduce goodwill in the future, should the tax assets they relate to be realized, as these tax assets existed at the date of the Acquisition and the Recapitalization. The Company has not provided United States income taxes or foreign withholding taxes on un-remitted foreign earnings as they are considered indefinitely invested. In addition, the Company has approximately $37,000,000 of foreign net operating loss carry-forwards that if utilized would offset future foreign tax payments.
      During the fourth quarter of 2004, the Company’s Hong Kong subsidiary made a distribution out of earnings for which the Company had previously provided deferred taxes. The Company’s tax provision related to income from continuing and discontinued operations reflects this deferred tax provision. However, as a result of excess foreign tax credits available from distributions made in connection with the Ply Gem transaction, this deferred tax liability was offset by additional foreign tax credits. Accordingly, this deferred tax liability has been reduced, with a

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
corresponding reduction in goodwill since the deferred tax liabilities had been established prior to the Acquisition.
      During the year ended December 31, 2005, the Company realized a tax benefit of approximately $1,200,000 related to the realization of capital loss carryforwards for which a valuation allowance had previously been established. This tax benefit reduced goodwill, as the related tax assets existed at the date of the Acquisition.
      The valuation allowance increased during the year ended December 31, 2005 primarily as a result of an increase in current year foreign losses not benefited, as well as, an increase in foreign net operating loss carryforwards related to acquired companies.
      The Company files income tax returns in all jurisdictions in which it operates. The Company has established reserves to provide for additional income taxes that may be due in future years as these previously filed tax returns are audited. These reserves have been established based on the Company’s management’s assessment as to the potential exposure attributable to permanent differences and interest applicable to both permanent and temporary differences. All tax reserves are analyzed periodically and adjustments made as events occur that warrant modification.
      The Company has a federal net operating loss carryforward of approximately $9,100,000 (tax effect of $3,200,000) and an alternative minimum tax credit carryforward of approximately $3,000,000 at December 31, 2005.

6.	NOTES, MORTGAGE NOTES AND OBLIGATIONS PAYABLE
      Short-term bank obligations at December 31, 2005 and 2004 consist of the following:

	December 31,

	2005	2004

	(Amounts
	in thousands)
Secured lines of credit and bank advance of the Company’s European subsidiaries	$4,915	$5,364

      These short-term bank obligations are secured by accounts receivable of the Company’s European subsidiaries and have a weighted average interest rate of approximately 4.9% at December 31, 2005.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      Notes, mortgage notes and obligations payable for continuing operations, including in the accompanying consolidated balance sheet at December 31, 2005 and 2004, consist of the following:

	December 31,

	2005	2004

	(Amounts in thousands)
10 3/4% Senior Discount Notes due 2014 (the “10 3/4 % Senior Discount Notes”), net of unamortized discount of $128,403,000	$274,597	$—
9 7/8% Senior Subordinated Notes due 2011 (“9 7/8 % Notes”), including unamortized premium of approximately $17,000 and $21,000 at December 31, 2005 and 2004, respectively	9,982	9,986
8 1/2% Senior Subordinated Notes due 2014 (“8 1/2 % Notes”)	625,000	625,000
Senior Secured Credit Facility	691,250	698,250
Mortgage notes payable	4,550	5,650
Other	38,084	25,738

	1,643,463	1,364,624
Less amounts included in current liabilities	14,786	14,414

	$1,628,677	$1,350,210

      On February 15, 2005, the Company completed the sale of $403,000,000 aggregate principal amount at maturity ($250,408,080 gross proceeds) of its 10 3/4% Senior Discount Notes due March 1, 2014. The 10 3/4% Senior Discount Notes, which are structurally subordinate to all debt and liabilities of the Company’s subsidiaries, including Nortek Holdings and Nortek, were issued and sold in a private Rule 144A offering to institutional investors. On July 5, 2005, the Company filed a registration statement with the SEC to exchange the 10 3/4% Senior Discount Notes for registered notes. The registration statement went effective on July 21, 2005. During the exchange offer period, which closed during the third quarter of 2005, 100% of the 10 3/4% Senior Discount Notes were exchanged for registered notes. The Company will continue to file periodic reports with the SEC as required by the indenture governing the 10 3/4 % Senior Discount Notes.
      The accreted value of the 10 3/4% Senior Discount Notes will increase from the date of issuance at a rate of 10 3/4% per annum compounded semi-annually such that the accreted value would, if no prior redemptions are made, equal the principal amount of $403,000,000 in September 2009. No cash interest will accrue on the 10 3/4% Senior Discount Notes prior to September 1, 2009 and, thereafter, cash interest will accrue at 10 3/4% per annum payable semi-annually in arrears on March 1 and September 1 of each year, commencing on March 1, 2010, until maturity. The 10 3/4% Senior Discount Notes are unsecured obligations of the Company, which mature on March 1, 2014, and may be redeemed in whole or in part at the redemption prices as defined in the indenture governing the 10 3/4 % Senior Discount Notes (the “Indenture”). The Indenture contains covenants that limit the Company’s ability to engage in certain transactions, including incurring additional indebtedness and paying dividends or distributions.
      The net proceeds of the offering were used to pay a dividend of approximately $187,000,000 to its sole stockholder, Investors LLC. In turn, Investors LLC authorized a distribution of approximately $187,000,000 to the equity holders of Investors LLC in accordance with the terms of the LLC agreement by and among Investors LLC and its members. In addition, on February 18, 2005, NTK Holdings contributed approximately $57,700,000 to Nortek Holdings for the purpose of

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
making payments under the Nortek Holdings, Inc. Deferred Compensation Plan, which resulted in additional expense of approximately $8,200,000, which the Company has included in interest expense in the accompanying consolidated statement of operations. All payments related to this contribution have been made by Nortek Holdings, Inc.
      In connection with the Acquisition, on August 27, 2004, under its Senior Secured Credit Facility, Nortek borrowed $700,000,000 under a term loan, which is being amortized through quarterly payments equal to 0.25% of the original principal amount of the term loan, or $1,750,000 per quarter for six years, with the balance paid in four equal quarterly amounts thereafter. The interest rates applicable to loans under Nortek’s Senior Secured Credit facility are, at Nortek’s option, equal to either an alternate base rate or an adjusted LIBOR rate for a one, two, three or six month interest period (or a nine or 12 month period, if available) chosen by Nortek, plus an applicable margin percentage. The alternate base rate will be the greater of (1) the prime rate or (2) one-half of 1% over the weighted average of the rates on overnight federal funds transactions as published by the Federal Reserve Bank of New York. The adjusted LIBOR rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which Nortek’s lenders are subject. Swing line loans will bear interest at the interest rate applicable to alternate base rate revolving loans. The applicable margin percentage is initially a percentage per annum equal to (1) 1.50% for alternate base rate term loans and 1.25% for alternate base rate revolving loans and (2) 2.50% for adjusted LIBOR rate term loans and 2.25% for adjusted LIBOR rate revolving loans. At December 31, 2005, the applicable margin was 2.25% and 1.25% for adjusted LIBOR rate term loans and alternate base rate term loans, respectively. Nortek is also obligated to pay a commitment fee, quarterly in arrears, initially equal to 0.5% per annum, declining to 0.375% per annum when leverage ratios, as defined, are 4.5 or less, in respect to any unused commitments under the revolving credit facility. At December 31, 2005, the weighted average interest rate for Nortek’s outstanding borrowings under the term loan was approximately 6.9%.
      The Senior Secured Credit Facility also provides Nortek and its subsidiaries with a $100,000,000 revolving credit facility with a maturity in August 2010 that includes both a letter of credit sub-facility and swing line loan sub-facility. At December 31, 2005, Nortek had approximately $70,400,000 of borrowing availability under the U.S. portion of its revolving credit facility and approximately $10,000,000 of borrowing availability under the Canadian portion of its revolving credit facility. There were no outstanding borrowings under the U.S. or Canadian portions of Nortek’s revolving credit facility at December 31, 2005.
      The weighted average interest rate for borrowings made under Nortek’s Senior Secured Credit Facility during the year ended December 31, 2005 was 5.6%.
      The obligations under the Senior Secured Credit Facility are guaranteed by Nortek Holdings and by all of Nortek’s existing and future significant domestic “restricted subsidiaries” (as defined in the credit facility) and are secured by substantially all of Nortek’s assets and the assets of the guarantors, whether now owned or later acquired, including a pledge of all of the Company’s capital stock, the capital stock of certain of the Company’s domestic subsidiaries and 65% of the capital stock of each of the Company’s significant foreign subsidiaries that is directly owned by the Company or a guarantor subsidiary.
      Also in connection with the Acquisition on August 27, 2004, THL Buildco completed the offering of $625,000,000 aggregate principal amount of the 8 1/2 % Notes. Immediately following the offering of these outstanding notes, and as a result of the Acquisition and mergers described in

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 2, Nortek succeeded to all of the obligations as issuer of the 8 1/2% Notes. The 8 1/2% Notes were issued and sold in a private Rule 144A offering to institutional investors. On October 22, 2004, Nortek filed a registration statement with the SEC to exchange the 8 1/2% Notes for registered notes. The registration statement went effective on December 20, 2004. During the exchange offer period, which closed during the first quarter of 2005, 100% of the 8 1/2% Notes were exchanged for registered notes. Nortek continues to file periodic reports with the SEC as required by the indenture governing the 8 1/2 % Notes.
      On August 27, 2004 in connection with the Acquisition, Nortek purchased for cash through a tender offer or redeemed for cash pursuant to the applicable indenture governing such notes all of the former Nortek Holdings’ 10% Senior Discount Notes due 2011 (the “Senior Discount Notes) (approximately $376,500,000 of accreted principal as of August 27, 2004), all of Nortek’s outstanding $200,000,000 in principal amount Floating Rate Notes due 2010 (the “Floating Rate Notes), and approximately $240,000,000 principal amount of Nortek’s outstanding 9 7/8% Senior Subordinated Notes due 2011 ($250,000,000 in principal amount outstanding immediately before the Acquisition) (the “9 7/8% Notes”). Nortek recorded a pre-tax loss from debt retirement of approximately $118,778,000 in the period from July 4, 2004 to August 27, 2004 as a result of these debt redemptions. As the indenture governing the 9 7/8 % Notes does not allow for redemption, after completion of the tender offer on August 27, 2004, approximately $9,965,000 in aggregate principal amount of such notes remains outstanding.
      From January 1, 2004 through February 3, 2004, Nortek purchased approximately $14,800,000 of its 9 1/4% Senior Notes due 2007 (“9 1/4% Notes”) and approximately $10,700,000 of its 9 1/8% Senior Notes due 2007 (“9 1/8% Notes”) in open market transactions. On March 15, 2004, Nortek redeemed all of its outstanding 9 1/4% Notes (approximately $160,200,000 in principal amount) and on March 14, 2004 redeemed all of its outstanding 9 1/8% Notes (approximately $299,300,000 in principal amount). The 9 1/4% Notes and 9 1/8% Notes were redeemed at a redemption price of 101.542% and 103.042%, respectively, of the principal amount thereof plus accrued and unpaid interest. The 9 1/4% Notes and 9 1/8% Notes ceased to accrue interest as of the respective redemption dates indicated above. The Company used the net after tax proceeds from the sale of Ply Gem of approximately $450,000,000 (see Note 10), together with existing cash on hand, to fund the redemption of the 9 1/4% Notes and 9 1/8 % Notes.
      On March 14, 2004, Nortek redeemed $60,000,000 of its outstanding 8 7/8% Senior Notes due 2008 (“8 7/8% Notes”) and on March 31, 2004, Nortek redeemed the remaining $150,000,000 of its outstanding 8 7/8% Notes (see below). The 8 7/8% Notes were called at a redemption price of 104.438% of the principal amount thereof plus accrued and unpaid interest. Nortek used the net proceeds of approximately $196,000,000 from the sale of the Floating Rate Notes on March 1, 2004, together with existing cash on hand, to fund the redemption of the 8 7/8 % Notes.
      The open market purchases and the redemption of the Senior Discount Notes, the Floating Rate Notes, the 9 7/8% Notes, the 9 1/4% Notes, the 9 1/8% Notes and the 8 7/8 % Notes noted above resulted in a pre-tax loss of approximately $130,736,000 in the period from January 1, 2004 to August 27, 2004 based upon the difference between the respective redemption prices indicated above and the estimated carrying values at the redemption dates.
      Interest expense for the period from January 1, 2004 to August 27, 2004 includes duplicative interest arising during the waiting period from the call for redemption to the date of redemption of the 8 7/8% Notes as during that period, the Floating Rate Notes, whose proceeds were used to refinance the 8 7/8 % Notes, were also outstanding.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      Also in connection with the Acquisition, Nortek received a bridge-financing letter from a lender for a senior unsecured term loan facility not to exceed $625,000,000 (the “THL Bridge Facility”). The THL Bridge Facility was intended to be used to fund, if necessary, any short fall in raising the financing necessary to consummate the Acquisition. Nortek did not use this THL Bridge Facility because it was able to obtain the financing necessary to consummate the Acquisition through conventional sources. The THL Bridge Facility expired upon the closing of the Acquisition. As a result, the Company’s consolidated interest expense for the period from August 28, 2004 to December 31, 2004 includes approximately $6,250,000 of interest expense from the amortization of the THL Bridge Facility commitment fees and related expenses.
      Mortgage notes payable of approximately $4,550,000 outstanding at December 31, 2005 includes various mortgage notes and other related indebtedness payable in installments through 2019. These notes bear interest at rates ranging from approximately 4.8% to 6.3% and are collateralized by property and equipment with an aggregate net book value of approximately $5,676,000 at December 31, 2005.
      Other obligations of approximately $38,084,000 outstanding at December 31, 2005 include borrowings relating to equipment purchases, notes payable issued for acquisitions and other borrowings bearing interest at rates ranging from approximately 3.2% to 10.5% and maturing at various dates through 2018. Approximately $18,948,000 of such indebtedness is collateralized by property and equipment with an aggregate net book value of approximately $20,386,000 at December 31, 2005.
      The indentures and other agreements governing the Company and its subsidiaries’ indebtedness (including the credit agreement for the Senior Secured Credit Facility) contain certain restrictive financial and operating covenants, including covenants that restrict the ability of the Company and its subsidiaries to complete acquisitions, pay dividends, incur indebtedness, make investments, sell assets and take certain other corporate actions.
      At December 31, 2005, there was approximately $135,000,000 available for the payment of cash dividends, stock purchases or other restricted payments (“Restricted Payments”) by the Company as defined under the terms of the Company’s 10 3/4 % Senior Discount Notes’ indenture. Restricted Payments to NTK Holdings and Nortek Holdings from Nortek are limited by the terms of Nortek’s most restrictive loan agreement, Nortek’s Senior Secured Credit Facility. The amount available for such payments under Nortek’s Senior Secured Credit Facility was approximately $134,800,000 at December 31, 2005.
      The table that follows is a summary of maturities of all of the Company’s debt obligations, excluding unamortized debt premium of approximately $17,000, due after December 31, 2005:

(Amounts in thousands)
2006	$19,701
2007	18,301
2008	10,009
2009	10,129
2010	298,457
Thereafter	1,420,167
      As of December 31, 2005, approximately $19,600,000 of letters of credit have been issued as additional security for (1) approximately $14,000,000 relating to certain of the Company’s insurance programs, (2) approximately $4,100,000 relating to leases outstanding for certain of

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
the Company’s manufacturing facilities and (3) approximately $1,500,000 relating to certain of the subsidiaries purchases and other requirements.

7.	COMMON STOCK, SPECIAL COMMON STOCK, DEFERRED COMPENSATION AND DIVIDENDS
      NTK Holdings was formed to hold the capital stock of Nortek Holdings in connection with the February 15, 2005 offering of the 10 3/4 % Senior Discount Notes (see Note 6). Prior to February 10, 2005, Nortek Holdings was a direct wholly-owned subsidiary of Investors LLC. On February 10, 2005, NTK Holdings issued 3,000 shares of capital stock to Investors LLC in exchange for Investor LLC’s 3,000 shares of capital stock of Nortek Holdings. As a result of this exchange, Nortek Holdings became a wholly-owned subsidiary of NTK Holdings and NTK Holdings became a wholly-owned subsidiary of Investors LLC. NTK Holdings only assets are 100% of the shares of capital stock of Nortek Holdings, which is the holder of 100% of the shares of capital stock of Nortek. At December 31, 2005, these 3,000 shares remain authorized and outstanding.
      As noted in Note 2, in connection with the THL Transaction, members of the Company’s management became participants in a newly adopted deferred compensation plan of Nortek Holdings. These management participants, who would have been entitled to receive cash payments upon consummation of the THL Transaction in respect of all options previously granted to them under the former Nortek Holdings, Inc. 2002 Stock Option Plan, instead sold a portion of those options to THL Buildco and surrendered the remainder of the options held by them for cancellation without immediate payment. In consideration for this cancellation of options without immediate payment, Nortek Holdings established this deferred compensation plan and credited for the account of each of these management participants under the plan a notional amount equal to the value of the old stock options so cancelled. For purposes of the plan, the value of the stock options cancelled equals the excess of the value of the stock underlying the options at the time of the THL Transaction over the aggregate exercise price of the options. The plan is a non-qualified, unfunded obligation of Nortek Holdings. Distributions to participants under the plan will track proportionate distributions to those made to the Class A units of Investors LLC. The maximum aggregate amount of distributions that are payable to any participant under the plan equals the total value of the stock options surrendered by the participant for cancellation without payment, or an aggregate of approximately $111,800,000 for all participants.
      On February 15, 2005, the Company completed the sale of its 10 3/4 % Senior Discount Notes. The net proceeds of the offering were used to pay a dividend of approximately $187,000,000 to its sole stockholder, Investors LLC. In turn, Investors LLC authorized a distribution of approximately $187,000,000 to the equity holders of Investors LLC in accordance with the terms of the LLC agreement by and among Investors LLC and its members. In addition, on February 18, 2005, NTK Holdings contributed approximately $57,700,000 to Nortek Holdings for the purpose of making payments under the Nortek Holdings, Inc. Deferred Compensation Plan.
      In connection with the Holdings Reorganization on November 20, 2002, Nortek became a wholly-owned subsidiary of the former Nortek Holdings as each outstanding share of capital stock of Nortek was converted into an identical share of capital stock of the former Nortek Holdings with the former Nortek Holdings receiving 100 shares of Nortek’s common stock. As a result of the Holdings Reorganization, Nortek’s previously outstanding common stock and treasury stock balances were reclassified to additional paid-in capital to reflect the former Nortek Holdings’ new capital structure.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      On January 9, 2003, Nortek declared and distributed to the former Nortek Holdings a cash dividend of approximately $120,000,000 and distributed approximately $27,900,000 for reimbursement of fees and expenses of Kelso as contemplated by the Recapitalization (see Note 2).

8.	PENSION, PROFIT SHARING AND OTHER POST RETIREMENT BENEFITS
      The Company and its subsidiaries have various pension, supplemental retirement plans for certain officers, profit sharing and other post retirement benefit plans requiring contributions to qualified trusts and union administered funds.
      Pension and profit sharing expense charged to operations aggregated approximately $12,000,000 for the year ended December 31, 2005, $3,300,000 for the period from August 28, 2004 to December 31, 2004, approximately $10,400,000 for the period from January 1, 2004 to August 27, 2004, approximately $14,400,000 for the period from January 10, 2003 to December 31, 2003 and approximately $950,000 for the period from January 1, 2003 to January 9, 2003. The Company’s policy is to generally fund currently at least the minimum required annual contribution of its various qualified defined benefit plans. In 2006, the Company expects to contribute approximately $13,300,000 (unaudited) to its defined benefit pension plans.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The Company uses a September 30 measurement date for its plans. The table that follows provides a reconciliation of benefit obligations, plan assets and funded status of plans in the accompanying consolidated balance sheet at December 31, 2005 and 2004:

	Pension Benefits

	2005	2004

	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation at October 1,	$172,834	$161,699
Service cost	1,346	1,152
Interest cost	8,885	9,117
Amendments	—	255
(Gain) loss due to foreign exchange	(3,224)	2,134
Actuarial loss (gain) excluding assumption changes	993	(238)
Actuarial loss due to assumption changes	5,228	10,705
Actuarial loss due to Acquisition	—	111
Benefits and expenses paid	(10,903)	(12,101)

Benefit obligation at September 30,	$175,159	$172,834

Change in plan assets:
Fair value of plan assets at October 1,	$115,068	$108,552
Actual return on plan assets	13,632	10,101
(Loss) gain due to foreign exchange	(2,445)	1,468
Employer contribution	4,310	7,048
Benefits and expenses paid	(10,903)	(12,101)

Fair value of plan assets at September 30,	$119,662	$115,068

Funded status and statement of financial position:
Fair value of plan assets at September 30,	$119,662	$115,068
Benefit obligation at September 30,	175,159	172,834

Funded status	(55,497)	(57,766)
Amount contributed during fourth quarter	829	888
Unrecognized actuarial loss (gain)	1,142	(89)

Accrued benefit cost	$(53,526)	$(56,967)

Amount recognized in the statement of financial position consists of:
Accrued benefit liabilities	$(53,944)	$(57,610)
Accumulated other comprehensive loss before tax benefit	418	643

Accrued benefit cost	$(53,526)	$(56,967)

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were approximately $175,159,000, $167,499,000 and $119,662,000, respectively, as of December 31, 2005 and $172,834,000, $165,391,000 and $115,068,000, respectively, as of December 31, 2004.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The table that follows is a summary of the expected benefit payments for the Company after December 31, 2005:

(Amounts in thousands)
2006	$9,614
2007	9,760
2008	9,905
2009	10,076
2010	10,245
Thereafter	54,956
      As a result of the Acquisition, purchase accounting adjustments were made for all defined benefit plans as of the August 27, 2004 transaction date. The purchase accounting adjustments reflect the immediate recognition of all unrecognized actuarial gains and losses and unrecognized prior service costs as well as the reversal of the accumulated other comprehensive loss before tax benefit and the intangible pension asset.
      Plan assets primarily consist of cash and cash equivalents, common stock, U.S. Government securities, corporate debt and mutual funds, as well as other investments, and include certain commingled funds. At December 31, 2005 and 2004, the Company has recorded as long-term restricted investments and marketable securities held by pension trusts, in the accompanying consolidated balance sheet, approximately $1,513,000 and $1,326,000, respectively, which have been contributed to trusts. These assets are not included in the amount of fair value of plan assets at December 31, 2005 and 2004 but are available to fund certain of the benefit obligations included in the table above relating to certain supplemental retirement plans.
      The weighted average rate assumptions used in determining pension, supplemental retirement plans and post retirement costs and the projected benefit obligation are as follows:

	For the Periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

Discount rate for projected benefit obligation	5.25%	5.25%	5.25%	6.00%	6.25%
Discount rate for pension costs	5.25%	5.25%	6.00%	6.25%	6.25%
Expected long-term average return on plan assets	7.75%	7.75%	7.75%	7.75%	7.75%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%	5.00%

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The Company’s net periodic benefit cost for its defined benefit plans for the periods presented consist of the following components:

	For the Periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Service cost	$1,346	$384	$768	$1,955	$80
Interest cost	8,885	3,015	6,102	9,270	385
Expected return on plan assets	(8,451)	(2,834)	(5,269)	(7,438)	(184)
Amortization of prior service cost	—	—	123	210	70
Recognized actuarial loss	20	—	9	29	210
Curtailment loss	—	—	806	123	65,766

Net periodic benefit cost	$1,800	$565	$2,539	$4,149	$66,327

      The Company uses a September 30 measurement date for its plans. The Company’s pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows:

	Plan Assets at
	December 31,

Asset Category	2005	2004

Cash and cash equivalents	3.2%	3.2%
Equity securities	59.6	58.3
Fixed income securities	34.7	37.8
Other	2.5	0.7

	100.0%	100.0%

      The Company’s domestic qualified defined benefit plans’ assets are invested to maximize returns without undue exposure to risk. The investment objectives are also to produce a total return exceeding the median of a universe of portfolios with similar average asset allocation and investment style objectives, and to earn a return, net of fees, greater or equal to the long-term rate of return used by the Company in determining pension expense.
      Risk is controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes, investment styles and investment managers. The plans’ asset allocation policies are consistent with the established investment objectives and risk tolerances. The asset allocation policies are developed by examining the historical relationships of risk and return among asset classes, and are designed to provide the highest probability of meeting or exceeding the return objectives at the lowest possible risk. For 2006, the target allocation is 57% for equity securities, 41% for fixed income securities and 2% for cash.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The table that follows provides a reconciliation of the benefit obligations, plan assets and funded status of the Company’s post retirement health benefit plans included in the accompanying consolidated balance sheet at December 31, 2005 and 2004:

	Non-Pension
	Post Retirement
	Health Benefits

	2005	2004

	(Amounts in thousands)
Change in benefit obligation:
Benefit obligation at October 1,	$44,613	$41,492
Service cost	436	793
Interest cost	2,103	2,412
Plan participant contributions	107	128
Amendments	(22,247)	—
Actuarial (gain) loss excluding assumption changes	(53)	1,207
Actuarial loss due to assumption changes	2,596	227
Actuarial gain due to the Acquisition	—	(113)
Benefits and expenses paid	(1,574)	(1,533)

Benefit obligation at September 30,	$25,981	$44,613

Change in plan assets:
Fair value of plan assets at October 1,	$—	$—
Employer contribution	1,467	1,405
Plan participant contributions	107	128
Benefits and expenses paid	(1,574)	(1,533)

Fair value of plan assets at September 30,	$—	$—

Funded status and statement of financial position:
Fair value of plan assets at September 30,	$—	$—
Benefit obligation at September 30,	25,981	44,613

Funded status	(25,981)	(44,613)
Amount contributed during fourth quarter	147	—
Unrecognized actuarial loss	3,120	1,037
Unrecognized prior service cost	(20,865)	—

Accrued post-retirement benefit cost	$(43,579)	$(43,576)

      During 2005, the Company notified certain retirees (approximately 199 former employees of the Company’s subsidiary NuTone, Inc.) that post retirement medical benefits would no longer be continued by the Company effective July 31, 2005. Such retirees were offered medical benefits through other means at their expense. This resulted in a plan amendment to the NuTone post retirement medical plan and the plan reflected a deferred actuarial gain of approximately $22,200,000 which is being amortized into income by the Company over approximately five and a half years beginning September 6, 2005.
      On June 8, 2005, the Company’s collective bargaining agreement with the United Automobile Aerospace & Agricultural Implement Workers of America and its Local No. 2029 expired. That

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
agreement is estimated, as of December 31, 2005, to cover approximately 4.9% of the Company’s employees (420 employees) which are located at the Cincinnati, OH location of the Company’s subsidiary NuTone, Inc. The Company has presented its final proposal to the union bargaining committee but such proposal was not accepted by the union members. On July 16, 2005, the Company locked out the union employees at the NuTone Cincinnati, OH facility. On September 6, 2005, the Company notified the union bargaining committee that negotiations had reached an impasse and that it was unilaterally implementing the terms of its final offer. On March 6, 2006, the Company received notice that the union filed an unfair labor practice charge with the US National Labor Relations Board claiming that the Company had not bargained to impasse and that, from and after September 6, 2005, it had failed to bargain collectively and in good faith. The Company denies and will vigorously challenge such allegations. Among other things, this implemented final offer does not provide the NuTone union members with post retirement medical benefits. Accordingly, under this implemented final offer the Company may experience a curtailment gain of up to approximately $22,600,000, net of tax, including recording the unamortized plan amendment related to the retirees noted above.
      The table that follows is a summary of the expected post retirement health benefit payments for the Company after December 31, 2005:

(Amounts in thousands)
2006	$372
2007	429
2008	2,902
2009	646
2010	2,073
Thereafter	6,373
      The Company’s net periodic benefit cost for its post retirement health benefit plans for the periods presented consists of the following components:

	For the periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Service cost	$436	$147	$646	$981	$13
Interest cost	2,103	817	1,595	2,175	62
Amortization of prior service cost	(1,381)	—	—	8	2
Recognized actuarial loss (gain)	65	—	—	(8)	35
Curtailment gain	—	—	(14)	—	(355)

Net periodic post- retirement health benefit cost (income)	$1,223	$964	$2,227	$3,156	$(243)

      For purposes of calculating the post retirement health benefit cost, a medical inflation rate of 11% and 13% was assumed for 2005 and 2004, respectively. For both 2005 and 2004, the rate was assumed to decrease gradually to an ultimate rate of 5.0% by 2013.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      Assumed health care cost trend rates have a significant effect on the amounts reported for the post retirement health benefit plan. A one-percentage-point change in assumed health care cost trend rate would have the following effect:

	Decrease Trend 1%	Increase Trend 1%

	(Amounts in thousands)
Effect on the total service and interest cost components	$(3,268)	$4,033
Effect on the post-retirement health benefit obligation	$(267)	$335
      On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). The Act expanded Medicare to include, for the first time, coverage for prescription drugs. Based upon an analysis of plan provisions and prescription drug claims experience, it has been determined that the potential savings that the NuTone Retiree Medical Plan could realize as a result of the Act would not warrant the administrative cost necessary to recover the federal subsidy, accordingly the Company has not reflected any reduction in cost under FASB Staff Position No. FAS 106-2 as of December 31, 2005.

9.	COMMITMENTS AND CONTINGENCIES
      The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated.
      At December 31, 2005, the Company and its subsidiaries are obligated under lease agreements for the rental of certain real estate and machinery and equipment used in its operations. Future minimum rental obligations related to continuing operations aggregated approximately $75,225,000 at December 31 2005. The obligations are payable as follows:

(Amounts in thousands)
2006	$15,461
2007	13,049
2008	9,508
2009	7,710
2010	6,319
Thereafter	23,178
      Certain of these lease agreements provide for increased payments based on changes in the consumer price index. Rental expense charged to continuing operations in the accompanying consolidated statement of operations was approximately $21,600,000, $6,700,000, $12,700,000, $16,400,000 and $400,000 for the year ended December 31, 2005 and for the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003, respectively. Under certain of these lease agreements, the Company or its subsidiaries are also obligated to pay insurance and taxes.
      As of December 31, 2005, the Company’s former subsidiary, Ply Gem, has guaranteed approximately $23,600,000 of third party obligations relating to rental payments through June 30, 2016 under a facility leased by a former subsidiary, which was sold on September 21, 2001. The Company has indemnified these guarantees in connection with the sale of Ply Gem on

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
February 12, 2004 (see Note 10) and has recorded an estimated liability related to this indemnified guarantee of approximately $900,000 at December 31, 2005 in accordance with Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). The buyer of the former subsidiary has provided certain indemnifications and other rights to Nortek for any payments that it might be required to make pursuant to this guarantee. Should the buyer of the former subsidiary cease making payments then the Company may be required to make payments on its indemnification.
      The Company has indemnified third parties for certain matters in a number of transactions involving dispositions of former subsidiaries. The Company has recorded liabilities in relation to these indemnifications, including the indemnified guarantee noted above, of approximately $12,500,000 and $17,800,000 at December 31, 2005 and 2004, respectively. Approximately $5,800,000 of short-term liabilities and approximately $6,700,000 of long-term liabilities are recorded in accrued expenses and other long-term liabilities, respectively, in the accompanying consolidated balance sheet at December 31, 2005 related to these indemnifications. In February 2005, the Company settled a portion of these obligations with a lump sum cash payment resulting in a reduction of approximately $1,400,000 in such liabilities, which was recorded as income in the Company’s consolidated statement of operations for the year ended December 31, 2005 (see Note 14). Approximately $11,700,000 of these indemnifications at December 31, 2005 relate to indemnifications provided to a buyer in connection with the sale of certain former subsidiaries, including Ply Gem (see Note 10). Accordingly, the Company has included approximately $5,000,000 of short-term liabilities and approximately $6,700,000 of long-term liabilities in accrued expenses and other long-term liabilities, respectively, in the accompanying consolidated balance sheet at December 31, 2005 related to these indemnifications.
      The Company sells a number of products and offers a number of warranties including in some instances, extended warranties for which the Company receives proceeds. The specific terms and conditions of these warranties vary depending on the product sold and country in which the product is sold. The Company estimates the costs that may be incurred under its warranties, with the exception of extended warranties, and records a liability for such costs at the time of sale. Proceeds received from extended warranties are amortized over the life of the warranty and reviewed to ensure that the liability recorded is equal to or greater than estimated future costs. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of its recorded warranty claims and adjusts the amounts as necessary.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      Changes in the Company’s combined short-term and long-term warranty liabilities (see Note 12) during the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004 and from January 1, 2004 to August 27, 2004 are as follows:

	For the Periods

			Pre-
	Post-Acquisition		Acquisition

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004

	(Amounts in thousands)
Balance, beginning of period	$30,319	$29,683	$29,087
Warranties provided during period	21,315	6,321	11,437
Settlements made during period	(18,776)	(7,105)	(10,877)
Changes in liability estimate, including expirations and acquisitions	1,985	1,420	36

Balance, end of period	$34,843	$30,319	$29,683

      The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, product liability, warranty and modification and adjustment or replacement of component parts of units sold, which include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in its products and manufacturing operations which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated.
      While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company. It is possible, however, that future results of operations for any particular future period could be materially affected by changes in the Company’s assumptions or strategies related to these contingencies or changes out of the Company’s control.

10.	DISCONTINUED OPERATIONS
      On July 31, 2004, the Company sold the capital stock of its wholly-owned subsidiary, La Cornue SAS (“La Cornue”) for net cash proceeds of approximately $5,800,000 and recorded a net after tax gain of approximately $900,000.
      On February 12, 2004, the Company sold the capital stock of its wholly-owned subsidiary Ply Gem Industries, Inc. (“Ply Gem”) for net cash proceeds of approximately $506,700,000, after excluding approximately $21,400,000 of proceeds provided to fund liabilities of Ply Gem indemnified by the Company (see Note 9), and recorded a net after-tax gain on the sale of approximately $74,100,000.
      The Company allocates interest to dispositions that qualify as a discontinued operation for debt instruments which are entered into specifically and solely with the entity disposed of and for

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
debt which is settled with proceeds received from the disposition. Interest allocated to discontinued operations, included in interest income (expense), net, in the table below, was approximately $2,800,000 (net of taxes of approximately $1,600,000) for the period from January 1, 2004 to August 27, 2004, approximately $23,600,000 (net of taxes of approximately $13,800,000) for the period from January 10, 2003 to December 31, 2003 and approximately $800,000 (net of taxes of approximately $400,000) for the period from January 1, 2003 to January 9, 2003. No interest was allocated to discontinued operations for the period from August 28, 2004 to December 31, 2004.
      The sale of La Cornue and Ply Gem and the related operating results have been excluded from earnings (loss) from continuing operations and are classified as discontinued operations for all applicable periods presented.
      The table that follows presents a summary of the results of discontinued operations for the periods presented:

	For the Periods

	Post-			Pre-
	Acquisition	Pre-Acquisition		Recapitalization

	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Net sales	$—	$48,900	$532,100	$9,000

Operating earnings (loss) of discontinued operations	$—	$(7,743)*	$58,288	$(363)
Interest expense, net	—	(4,557)	(38,788)	(1,237)

Earnings (loss) before provision (benefit) for income taxes	—	(12,300)	19,500	(1,600)
Provision (benefit) for income taxes	—	(4,700)	7,400	(600)

Earnings (loss) from discontinued operations	—	(7,600)	12,100	(1,000)

Gain on sale of discontinued operations	—	125,200	—	—
Income tax provision on sale of discontinued operations	500	50,200	—	—

	(500)	75,000	—	—

Earnings (loss) from discontinued operations	$(500)	$67,400	$12,100	$(1,000)

Depreciation and amortization expense	$—	$1,413	$16,256	$323

*	Operating earnings for the period from January 1, 2004 to August 27, 2004 reflect the pre-tax impact of stock-based employee compensation charges of approximately $6,400,000 related to the former Nortek Holdings’ stock options retained by employees of Ply Gem subsequent to the sale of Ply Gem (see Note 1).

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

11.	SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK
      The Company is a diversified manufacturer of residential and commercial building products, which is organized within three reporting segments: the Residential Ventilation Products Segment, the Home Technology Products Segment and the Air Conditioning and Heating Products Segment. The Air Conditioning and Heating Products Segment combines the results of the Company’s residential and commercial heating, ventilating and air conditioning (“HVAC”) businesses. In the tables below, Unallocated includes corporate related items, intersegment eliminations and certain income and expense items not allocated to reportable segments.
      During 2005, the Company changed the composition of its reporting segments to reflect the Home Technology Products Segment separately. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company has restated prior period segment disclosures to conform to the new composition.
      The Residential Ventilation Products Segment manufactures and distributes built-in products primarily for the residential new construction, DIY and professional remodeling and replacement markets. The principal products sold by the segment include: kitchen range hoods, exhaust fans (such as bath fans and fan, heater and light combination units) and indoor air quality products. The Home Technology Products Segment manufactures and distributes products that provide convenience and security in residential and light commercial applications. The principal products sold by the segment include: audio/ video distribution and control equipment, speakers and subwoofers, security and access control products, power conditioners and surge protectors, audio/ video wall mounts and fixtures and structured wiring. The Air Conditioning and Heating Products Segment principally manufactures and sells HVAC systems for site-built and manufactured residential housing applications and for custom-designed commercial applications.
      On July 31, 2004, the Company sold its La Cornue subsidiary which was previously part of the Residential Ventilation Products segment, on February 12, 2004, the Company sold its Ply Gem subsidiary, which encompassed the WDS segment and the corporate costs of Ply Gem that were formerly included in Unallocated, net in the Company’s segment reporting. Accordingly, the results of La Cornue, which were previously part of the Residential Ventilation Products Segment and Ply Gem which were previously the WDS Segment, have been excluded from earnings from continuing operations and classified separately as discontinued operations for all periods presented (see Notes 1 and 10). Accordingly, the segment information presented below excludes La Cornue and the WDS Segment for all applicable periods.
      The accounting policies of the segments are the same as those described in Note 1 Summary of Significant Accounting Policies. The Company evaluates segment performance based on operating earnings before allocations of corporate overhead costs. Intersegment net sales and intersegment eliminations are not material for any of the periods presented. The financial statement impact of all purchase accounting adjustments, including intangible assets amortization and goodwill, are reflected in the applicable operating segment, which are the Company’s reporting units. Unallocated assets consist primarily of cash and cash equivalents, marketable securities, prepaid and deferred income taxes, deferred debt expense and long-term restricted investments and marketable securities.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      Summarized financial information for the Company’s reportable segments is presented in the tables that follow for each of the periods presented:

	For the Periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Net sales:
Residential ventilation products	$794,737	$268,524	$496,840	$682,408	$14,392
Home technology products	354,841	80,426	127,019	122,845	1,746
Air conditioning and heating products	809,646	212,028	494,001	675,303	8,613

Consolidated net sales	$1,959,224	$560,978	$1,117,860	$1,480,556	$24,751

Operating earnings (loss):
Residential ventilation products	$123,876	$39,684	$79,906	$115,576	$2,251
Home technology products	71,028	12,928	22,902	21,673	525
Air conditioning and heating products	66,280	(2,630)	25,507	58,408	(1,258)

Subtotal	261,184	49,982	128,315	195,657	1,518
Unallocated:
Expenses and charges arising from the Acquisition	—	—	(38,500)	—	—
Expenses and charges arising from the Recapitalization	—	—	—	—	(83,000)
Strategic sourcing, software and systems development expense	—	—	—	(3,400)	(100)
Stock-based compensation charges	(300)	(100)	(36,400)	(1,800)	—
Foreign exchange (loss) gain on intercompany debt	(900)	100	(200)	1,500	—
Gain on legal settlement	1,400	—	—	—	—
Unallocated, net	(24,524)	(7,920)	(20,626)	(32,563)	(188)

Consolidated operating earnings (loss)	236,860	42,062	32,589	159,394	(81,770)
Interest expense	(138,578)	(42,487)	(56,073)	(57,376)	(1,049)
Loss from debt retirement	—	—	(130,736)	—	—
Investment income	1,818	325	1,520	1,482	119

Earnings (loss) before provision (benefit) for income taxes	$100,100	$(100)	$(152,700)	$103,500	$(82,700)

      See Notes 1, 2, 13 and 14 with respect to restructuring charges and certain other income (expense) items affecting segment earnings (loss).

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

	For the Periods

					Pre-
	Post-Acquisition		Pre-Acquisition		Recapitalization

	Jan. 1, 2005-	Aug. 28, 2004-	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Dec. 31, 2005	Dec. 31, 2004	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Segment Assets:
Residential ventilation products	$1,139,308	$1,143,061	$698,923	$693,038	$479,639
Home technology products	525,578	359,727	190,800	162,487	58,093
Air conditioning and heating products	584,400	565,955	522,209	494,830	257,475

	2,249,286	2,068,743	1,411,932	1,350,355	795,207
Unallocated:
Cash and cash equivalents	77,175	94,955	209,535	195,343	286,411
Prepaid income taxes	20,955	35,233	45,921	17,741	53,714
Assets of discontinued operations	—	—	—	502,811	575,092
Other assets	57,193	65,644	62,998	33,730	70,793

Consolidated assets	$2,404,609	$2,264,575	$1,730,386	$2,099,980	$1,781,217

Depreciation Expense:
Residential ventilation products	$11,343	$3,675	$7,129	$7,393	$263
Home technology products	2,405	582	1,366	1,069	27
Air conditioning and heating products	11,991	3,984	7,828	8,407	276
Unallocated	869	192	408	569	15

Consolidated depreciation expense	$26,608	$8,433	$16,731	$17,438	$581

Amortization expense*:
Residential ventilation products	$8,186	$4,686	$4,042	$5,566	$41
Home technology products	7,492	6,495	2,837	5,328	9
Air conditioning and heating products	3,256	2,741	2,213	3,475	14
Unallocated	327	173	—	—	—

Consolidated amortization expense	$19,261	$14,095	$9,092	$14,369	$64

Capital Expenditures**:
Residential ventilation products	$13,300	$6,258	$5,598	$8,749	$68
Home technology products	2,596	901	1,358	1,756	23
Air conditioning and heating products	17,276	7,734	5,483	13,434	116
Unallocated	494	196	347	749	—

Consolidated capital expenditures	$33,666	$15,089	$12,786	$24,688	$207

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

*	For the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004 and the period from January 10, 2003 to December 31, 2003, the Company reflected amortization of approximately $400,000, $1,100,000 and $900,000, respectively, of excess purchase price allocated to inventory as a non-cash charge to cost of products sold in the Residential Ventilation Products Segment.
    For the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004, the period from January 1, 2004 to August 27, 2004 and the period from January 10, 2003 to December 31, 2003, the Company reflected amortization of approximately $500,000, $3,700,000, $200,000 and $3,800,000, respectively, of excess purchase price allocated to inventory as a non-cash charge to cost of products sold in the Home Technology Products Segment.
    For the period from August 28, 2004 to December 31, 2004 and the period from January 10, 2003 to December 31, 2003, the Company reflected amortization of approximately $900,000 and $600,000, respectively, of excess purchase price allocated to inventory as a non-cash charge to cost of products sold in the Air Conditioning and Heating Products Segment.

**	Includes capital expenditures financed under capital leases of approximately $4,800,000, $1,600,000, $900,000 and $7,600,000 for the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004 and from January 10, 2003 to December 31, 2003, respectively.

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The following table presents a summary of the activity in goodwill for continuing operations by reporting segment for the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003:

			Air
	Residential	Home	Conditioning
	Ventilation	Technology	and Heating	Consolidated
	Products	Products	Products	Nortek

	(Amounts in thousands)
Balance, December 31, 2002	$218,896	$31,357	$34,878	$285,131
Impact of foreign currency translation	264	—	5	269

Balance, January 9, 2003	219,160	31,357	34,883	285,400
Effect of the Recapitalization	154,201	9,194	187,412	350,807
Acquisitions during the period from January 10, 2003 to December 31, 2003	—	46,248	—	46,248
Purchase accounting adjustments	(7,042)	(765)	(4,172)	(11,979)
Impact of foreign currency translation	1,327	—	4,043	5,370

Balance, December 31, 2003	367,646	86,034	222,166	675,846
Acquisitions during the period from January 1, 2004 to August 27, 2004 (see Note 3)	—	6,841	—	6,841
Purchase accounting adjustments	(1,953)	(212)	(1,064)	(3,229)
Impact of foreign currency translation	(29)	—	30	1

Balance, August 27, 2004	365,664	92,663	221,132	679,459
Effect of the Acquisition	413,303	139,363	54,387	607,053
Acquisitions during the period from August 28, 2004 to December 31, 2004	—	8,805	—	8,805
Purchase accounting adjustments	(1,064)	(563)	(378)	(2,005)
Impact of foreign currency translation	501	—	1,292	1,793

Balance, December 31, 2004	778,404	240,268	276,433	1,295,105
Acquisitions during the year ended December 31, 2005	—	89,085	2,796	91,881
Purchase accounting adjustments	(1,207)	(2,667)	(957)	(4,831)
Impact of foreign currency translation	1,496	(292)	(2,009)	(805)

Balance, December 31, 2005	$778,693	$326,394	$276,263	$1,381,350

      In accordance with SFAS No. 141 and SFAS No. 142, the Company allocated the effect of the Recapitalization and Acquisition on goodwill to its reportable segments (see Notes 1 and 2). Purchase accounting adjustments relate principally to fair value revisions resulting from the completion of the final valuation of assets and liabilities and adjustments to deferred income taxes that impact goodwill.
      Foreign net sales were approximately 18.0%, 22.0%, 19.5%, 19.8% and 20.8% of consolidated net sales for the year ended December 31, 2005 and for the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004, from January 10, 2003 to

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003 and from January 1, 2003 to January 9, 2003, respectively. Foreign Long-Lived Assets were approximately 6.2% and 6.6% of consolidated Long-Lived Assets for the years ended December 31, 2005 and December 31, 2004, respectively. Foreign net sales are attributed based on the location of the Company’s subsidiary responsible for the sale. As required, Long-Lived Assets exclude financial instruments and deferred income taxes.
      No single customer accounts for 10% or more of consolidated net sales or accounts receivable.
      The Company operates internationally and is exposed to market risks from changes in foreign exchange rates. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographical regions. At December 31, 2005, the Company had no significant concentrations of credit risk.

12.	ACCRUED EXPENSES AND TAXES, NET
      Accrued expenses and taxes, net, included in current liabilities in the accompanying consolidated balance sheet, consist of the following at December 31, 2005 and 2004:

	December 31,

	2005	2004

	(Amounts in thousands)
Payroll, pension and employee benefits	$48,880	$46,147
Deferred Compensation	—	49,200
Insurance and employee health benefit accruals	15,834	19,243
Interest	18,358	18,858
Product warranty	18,429	15,218
Sales and marketing	32,424	24,456
Employee termination and other costs	1,272	3,180
Other, net	51,986	44,482

	$187,183	$220,784

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      Accrued expenses, included in other long-term liabilities in the accompanying consolidated balance sheet, consist of the following at December 31, 2005 and 2004:

	December 31,

	2005	2004

	(Amounts in thousands)
Employee pension retirement benefit obligation	$53,222	$56,583
Deferred Compensation	49,019	45,964
Product warranty	16,414	15,101
Post-retirement health benefit obligations	42,180	42,189
Insurance	27,764	25,220
Other, net	26,789	29,615

	$215,388	$214,672

13.	RESTRUCTURING CHARGES
      The Company records restructuring costs primarily in connection with operations acquired or facility closings which management plans to eliminate in order to improve future operating results of the Company.
      Within the Air Conditioning and Heating Products Segment, the Company, in the second quarter of 2003, initiated restructuring activities related to the closure of two facilities owned by the Company in St. Louis, MO, in order to relocate the operations to other facilities. The facilities supported warehousing and distribution activities of the segment’s residential HVAC products. Since the initiation of these restructuring activities in 2003, a total of approximately 439 employees have been terminated to date and no future terminations are expected to occur. During the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004 and from January 10, 2003 to December 31, 2003, the Company provided approximately $400,000, $2,200,000 and $5,800,000, respectively, in cost of goods sold related to liabilities incurred as a result of this restructuring. The Company sold one of the facilities on March 30, 2005 and recorded a gain of approximately $200,000.
      During August of 2004, the Company accrued approximately $3,400,000 related to severance benefits for certain of the Company’s employees at its corporate office. Approximately $1,400,000 was included as a charge in the Company’s consolidated statement of operations on August 27, 2004 and the balance was recorded as an intangible asset related to a non-compete agreement. No additional amounts have been incurred or are expected to be incurred related to these severance benefits. It is expected that these severance benefits will be paid through August 2006 (See Note 2).

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      The following table sets forth restructuring activity in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”) in the accompanying consolidated statement of operations for the periods presented. These costs are included in cost of goods sold and selling, general and administrative expenses in the accompanying consolidated statement of operations of the Company.

	Employee		Total
	Separation		Restructuring
	Expenses	Other	Costs

	(Amounts in thousands)
Balance at December 31, 2002	$820	$645	$1,465
Other adjustments	(90)	(110)	(200)

Balance at January 9, 2003	730	535	1,265
Provision	3,629	2,128	5,757
Payments and asset write downs	(2,369)	(2,205)	(4,574)
Other adjustments	(352)	(253)	(605)

Balance at December 31, 2003	$1,638	$205	$1,843

Balance at December 31, 2003	$1,638	$205	$1,843
Provision	3,547	1,988	5,535
Payment and asset write downs	(1,355)	(2,049)	(3,404)

Balance at August 27, 2004	3,830	144	3,974
Provision	74	427	501
Payments and asset write downs	(754)	(541)	(1,295)

Balance at December 31, 2004	$3,150	$30	$3,180

Balance at December 31, 2004	$3,150	$30	$3,180
Provision	(42)	263	221
Payments and asset write downs	(2,067)	(52)	(2,119)
Other adjustments	(10)	—	(10)

Balance at December 31, 2005	$1,031	$241	$1,272

      Employee separation expenses are comprised of severance, vacation, outplacement and retention bonus payments. Other restructuring costs include expenses associated with terminating other contractual arrangements, costs to prepare facilities for closure, costs to move equipment and products to other facilities and write-offs related to equipment sales and disposals.

14.	OTHER INCOME AND EXPENSE
      Operating results for the year ended December 31, 2005 include a gain of approximately $1,400,000, which has been recorded in Unallocated, from the settlement of certain obligations (see Note 9) and a gain of approximately $1,600,000 in the Home Technology Products Segment from the sale of a corporate office building of one of the Company’s subsidiaries.
      The operating results of the Air Conditioning and Heating Products Segment for the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004 and from January 10, 2003 to December 31, 2003 include approximately $400,000, $2,200,000 and $5,800,000, respectively, of costs associated with the closure of certain manufacturing facilities

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(see Note 13). There were no costs recorded in the period from January 1, 2003 to January 9, 2003 related to the closure of these manufacturing facilities. The operating results of the Air Conditioning and Heating Products Segment for the period from January 10, 2003 to December 31, 2003 also include approximately $1,100,000 of expenses associated with the start-up of a new manufacturing facility.
      Operating results for the year ended December 31, 2005 include non-cash foreign exchange losses of approximately $2,100,000 related to intercompany debt not indefinitely invested in the Company’s subsidiaries. Operating results for the period from August 28, 2004 to December 31, 2004 include non-cash foreign exchange gains of approximately $400,000 and for the period from January 1, 2004 to August 27, 2004 operating results include non-cash foreign exchange losses of approximately $800,000 related to intercompany debt not indefinitely invested in the Company’s subsidiaries. For the period from January 10, 2003 to December 31, 2003, operating results include non-cash foreign exchange gains of approximately $1,500,000 related to intercompany debt not indefinitely invested in the Company’s subsidiaries. There were no foreign exchange gains or losses recorded in the period from January 1, 2003 to January 9, 2003 related to intercompany debt not indefinitely invested in the Company’s subsidiaries. A portion of these expenses has been allocated to the Company’s reporting segments for the applicable periods presented (see Note 11).
      During the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004, from January 1, 2004 to August 27, 2004 and from January 10, 2003 to December 31, 2003, the Company recorded a pre-tax charge to continuing operations of approximately $300,000, $100,000, $48,500,000 and $1,400,000, respectively, for compensation expense related to stock options issued to employees, officers and directors in accordance with SFAS No. 123 (see Note 1). Additionally, in the fourth quarter of 2003, the Company recorded compensation expense of approximately $600,000 in connection with the issuance of common stock. A portion of these expenses has been allocated to the Company’s reporting segments for all periods presented (see Note 11) and a portion of these expenses for the period from January 1, 2004 to August 31, 2004 has been recorded in “expenses and charges arising from the Acquisition” as shown in the table below.
      For the period from January 1, 2004 to August 27, 2004, the Company incurred certain expenses and charges in connection with the Acquisition (see Note 2) which are summarized as follows:

(Amounts in thousands)
Expense related to the cancellation of stock options, net	$45,200
Sellers fees and expenses	26,000
Expense related to settlement and termination of certain benefits with two of the Company’s officers	10,200
Other	2,300

$83,700

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
      For the nine day period ended January 9, 2003, the Company incurred charges in connection with the Recapitalization (see Note 2). These charges were as follows:

(Amounts in thousands)
Curtailment loss upon termination of SERP	$70,142
Recapitalization fees, expenses and other	12,848
Other	10

$83,000

      Additionally, during the periods from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003, the Company incurred approximately $3,400,000 and $100,000, respectively, of direct expenses and fees associated with the Company’s strategic sourcing software and systems development, which were recorded in Unallocated in the Company’s segment reporting.

15.	SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)
      The tables that follow summarize unaudited quarterly financial data for the years ended December 31, 2005 and December 31, 2004:

	For the Quarter Ended

	April 2	July 2	October 1	December 31

	(Amounts in thousands)
2005
Net sales	$434,118	$498,860	$522,866	$503,380
Gross profit	124,659	148,454	161,598	163,086
Selling, general and administrative expense	79,588	85,090	89,739	88,199
Depreciation expense	6,851	6,707	6,876	6,174
Amortization expense	4,764	4,385	4,760	5,352
Operating earnings	40,738	58,979	67,468	69,675
Net earnings	$2,300	$16,500	$19,700	$18,400

NTK HOLDINGS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

	For the Quarter Ended

	April 3	July 3	October 2(1)	December 31

	(Amounts in thousands)
2004
Net sales	$405,012	$446,012	$427,864	$399,950
Gross profit	118,130	131,208	120,899	106,790
Selling, general and administrative expense	73,148	80,781	74,280	73,200
Acquisition fees and expenses	—	—	83,700	—
Depreciation expense	5,790	7,002	6,463	5,909
Amortization expense	3,472	3,598	5,805	10,312
Operating earnings (loss)	41,673	46,887	(40,505)	26,596
Earnings (loss) from continuing operations	3,000	17,100	(132,200)	(2,800)
Earnings (loss) from discontinued operations	68,100	(1,200)	500	(500)
Net earnings (loss)	$71,100	$15,900	$(131,700)	$(3,300)

(1)	The third quarter ended October 2, 2004 represents the combined Pre-Acquisition period from July 4, 2004 to August 27, 2004 and the Post-Acquisition period from August 28, 2004 to October 2, 2004.
      During the year ended December 31, 2004, the Acquisition of the Company in connection with the THL Transaction occurred in the third quarter ended October 2, 2004 (see Note 2) and the redemption of certain of the Company’s debt occurred in the first quarter ended April 2, 2004 and in the third quarter ended October 2, 2004 (see Note 6).
      See Notes 1, 2, 3, 5, 6, 10 and 13 and Management’s Discussion and Analysis of Financial Condition and Results of Operations, Item 7 of Part II of this report, regarding certain other quarterly transactions which impact the operating results in the above tables including dispositions, financing activities, new accounting pronouncements, income taxes, acquisitions, sales volume, material costs, rationalization and relocation of manufacturing operations, material procurement strategies and weakness in the manufactured housing industry.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or to buy only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

      Through and including                     , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotment or subscription.

                             Shares
NTK Holdings, Inc.
Common Stock

Goldman, Sachs & Co.
Credit Suisse
Banc of America Securities LLC
UBS Investment Bank

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discount. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange Listing Fee. The registrant has agreed to pay these costs and expenses.

Securities and Exchange Commission registration fee		$73,830
National Association of Securities Dealers, Inc. filing fee		69,500
New York Stock Exchange listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer Agent and Registrar fees			*
Miscellaneous			*

Total	$		*

*	To be completed by amendment

Item 14.	Indemnification of Directors and Officers
      The registrant is a corporation incorporated in the state of Delaware. Section 145(a) of the Delaware General Corporation Law provides in relevant part that a corporation may indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Under Section 145(b) of the Delaware General Corporation Law, such eligibility for indemnification may be further subject to the adjudication of the Delaware Court of Chancery.
      Furthermore, Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may in its Certificate of Incorporation eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: for any breach of the director’s duty of loyalty to the corporation or its stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; under Section 174 of the Delaware General Corporation Law (pertaining to certain prohibited acts including unlawful payment of dividends or unlawful purchase or redemption of the corporation’s capital stock); or for any transaction from which the director derived an improper personal benefit. The registrant does eliminate such personal liability of its directors in its Certificate of Incorporation.
      The Certificate of Incorporation of NTK Holdings, Inc. provides that the corporation shall indemnify and advance expenses to each person who is or was a director or officer of the corporation to the maximum extent permitted under the Delaware General Corporation Law, except that the registrant is not required to indemnify or advance expenses of any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person.
      Any repeal or modification of the above provisions of the registrant’s Certificate of Incorporation shall not apply to or adversely affect any right or protection of a director or officer of the corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.
      The By-Laws of the registrant contain no articles, sections or provisions relating to indemnification.

Item 15.	Recent Sale of Unregistered Securities.
      NTK Holdings was formed to hold the capital stock of Nortek Holdings. Prior to February 10, 2005, Nortek Holdings was a direct wholly-owned subsidiary of Investors LLC. On February 10, 2005, NTK Holdings issued 3,000 shares of capital stock to Investors LLC in exchange for Investors LLC’s 3,000 shares of capital stock of Nortek Holdings. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(2) under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits
      Exhibits marked with an asterisk (*) are filed herewith. Exhibits marked with a (+) are to be filed by amendment. The remainder of the exhibits has heretofore been filed with the Commission and is incorporated herein by reference.

1	.1+	Form of Underwriting Agreement.

2.1		Stock Purchase Agreement among CI Investment Holdings, Inc., Nortek, Inc. and WDS LLC dated as of December 19, 2003 (Exhibit 2.1 to Nortek Form 8-K filed December 22, 2003).

2.2		Stock Purchase Agreement among Kelso Investment Associates VI, L.P., the other sellers named therein, THL Buildco Holdings, Inc. and THL Buildco, Inc. dated as of July 15, 2004 (Exhibit 2.1 to Nortek Form 8-K filed July 16, 2004).

2.3		Amendment No. 1 to Stock Purchase Agreement by and among Kelso & Company, L.P., Third party Stockholders, Richard L. Bready, as the Management Representative on behalf of the Management Stockholders and the Option Sellers, and THL Buildco, Inc. dated August 27, 2004 (Exhibit 10.1 to Nortek Form 8-K filed September 1, 2004).

2.4		THL Buildco, Inc. and Nortek, Inc. $625,000,000 8 1/2 % Senior Subordinated Notes due 2014 Purchase Agreement dated August 12, 2004 by and among Initial Issuer and the Initial Purchasers (Exhibit 2.9 for Nortek Form S-4 filed October 22, 2004).

2.5		Purchase Agreement, dated as of February 10, 2005 (Exhibit 2.10 to NTK Holdings S-4 filed July 5, 2005).

2	.6*	Bridge Loan Agreement dated as of May 10, 2006 by and among NTK Holdings, Inc., the lenders party thereto, Goldman Sachs Credit Partners L.P., as Administrative Agent, Goldman Sachs Credit Partners L.P. and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers and Joint Bookrunners and Banc of America Bridge LLC and UBS Securities LLC, as Co- Documentation Agents.

3.1		Amended and Restated Certificate of Incorporation of Nortek, Inc. (Exhibit 3.1 for Nortek Form S-4 filed October 22, 2004).

3.2		By-Laws of Nortek, Inc. (Exhibit 3.2 to Nortek Form S-4 filed October 22, 2004).

3.3		Certificate of Incorporation of NTK Holdings (Exhibit 3.1 to NTK Holdings S-4 filed July 5, 2005).

3.4		By-Laws of NTK Holdings, Inc. (Exhibit 3.2 to NTK Holdings S-4 filed July 5, 2005).

4.1		Indenture dated as of June 12, 2001 between Nortek, Inc. and State Street Bank and Trust Company, as Trustee, relating to the 9 7/8 % Senior Subordinated Notes due 2011 (Exhibit 4.1 to Nortek Registration Statement No. 333-64120 filed July 11, 2001).

4.2		Indenture dated as of August 27, 2004 between THL Buildco, Inc., Guarantors named therein and U.S. Bank National Association, relating to the 8 1/2 % Senior Subordinated Notes due 2014 (Exhibit 4.1 to Nortek Form 8-K filed September 1 2004).

4.3		First Supplemental Indenture dated as of August 5, 2004 between Nortek, Inc. and U.S. Bank National Association as the successor in interest to State Street Bank and Trust Company, as Trustee under the Indenture dated June 12, 2001 (Exhibit 4.3 to Nortek Form S-4 filed October 22, 2004).

4.4		Registration Rights Agreement dated as of August 27, 2004 by and among THL Buildco, Inc., Nortek, Inc., the Guarantors and UBS Securities LLC and Credit Suisse First Boston LLC, Banc of America Securities LLC, Bear, Stearns & Co. Inc., and Sovereign Securities Corporation, LLC as Initial Purchasers of 8 1/2 % Senior Subordinated Notes due 2014 (Exhibit 4.1 to Nortek Form 8-K filed September 1, 2004).

4.5		Indenture dated as of February 15, 2005 between NTK Holdings, Inc. and U.S. Bank National Association relating to the 10 3/4 % Senior Discount Notes due 2014 (Exhibit 4.5 to NTK Holdings S-4 filed July 5, 2005).

4.6		Registration Rights Agreement dated as of February 15, 2005 by and among NTK Holdings, Inc. and Credit Suisse First Boston LLC, as Representative and Banc of America Securities LLC and UBS Securities LLC as Initial Purchasers for the 10 3/4 % Senior Discount Notes due 2014 (Exhibit 4.6 to NTK Holdings S-4 filed July 5, 2005).

4	.7*	Securityholders Agreement dated as of August 27, 2004 among THL-Nortek Investors, LLC, THL Buildco Holdings, Inc., Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Cayman Fund V, L.P., 1997 Thomas H. Lee Nominee Trust, Thomas H. Lee Investors Limited Partnership, Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees’ Securities Company II LLC, Putnam Investments Holdings, LLC, Third Party Investors and the securityholders listed therein, as amended.

4	.8*	Form of Registration Rights Agreement by and between NTK Holdings, Inc. and THL-Nortek Investors, LLC.

5	.1+	Opinion of Ropes & Gray LLP.

10.1		Form of Indemnification Agreement between Nortek, Inc. and its directors and certain officers (Appendix C to Nortek Proxy Statement dated March 23, 1987 for Annual Meeting of Nortek Stockholders, File No. 1-6112).

10.2		Nortek, Inc. Supplemental Executive Retirement Plan C, dated December 18, 2003 (Exhibit 10.23 to Nortek Form 10-K filed March 30, 2004).

10.3		Amended and Restated Employment Agreement of Richard L. Bready, dated as of August 27, 2004 (Exhibit 10.2 to Nortek Form 8-K filed September 1, 2004).

10.4		Amended and Restated Employment Agreement of Almon C. Hall, III, dated as of August 27, 2004 (Exhibit 10.3 to Nortek Form 8-K filed September 1, 2004).

10.5		Amended and Restated Employment Agreement of Kevin W. Donnelly, dated as of August 27, 2004 (Exhibit 10.4 to Nortek Form 8-K filed September 1, 2004).

10.6		Consulting Agreement with David B. Hiley, dated as of August 27, 2004 (Exhibit 10.5 to Nortek Form 8-K filed September 1, 2004).

10.7		Nortek, Inc. Second Amended and Restated Change in Control Severance Benefit Plan for Key Employees and dated August 27, 2004 (Exhibit 10.7 to Nortek From 8-K filed September 1, 2004).

10.8		Deferred Compensation Plan of Nortek Holdings, Inc. dated August 27, 2004 (Exhibit 10.8 to Nortek Form 8-K filed September 1, 2004).

10.9		Management Agreement among Nortek Holdings, Inc., Nortek, Inc. and THL Managers V, LLC dated August 27, 2004 (Exhibit 10.9 to Nortek From 8-K filed September 1, 2004).

10	.10.	Credit Agreement dated August 27, 2004 among Nortek, Inc., Nortek Holdings, Inc. (f/k/a THL Buildco, Inc., THL Buildco Holdings, Inc.), UBS AG, Stamford Branch, UBS AG Canada Branch, Bank of America N.A., Bank of America N.A. (Canada Branch), and certain other Lenders Party thereto (Exhibit 10.10 to Nortek Form 8-K filed September 1, 2004).

10.11		First Amendment to Nortek, Inc. Supplemental Executive Retirement Plan C, dated December 6, 2004 (Exhibit 10.12 to Nortek Form 10-K filed March 29, 2005).

10.12		Bryan Kelln Employment Offer Letter dated May 19, 2005 (Exhibit 99 to Nortek Form 8-K filed June 6, 2005).

10.13		Amendment No. 1, dated as of March 29, 2005, to Credit Agreement dated August 27, 2004 among Nortek, Inc., Nortek Holdings, Inc. (f/k/a THL Buildco, Inc., THL Buildco Holdings, Inc.), UBS AG, Stamford Branch, UBS AG Canada Branch, Bank of America N.A., Bank of America N.A. (Canada Branch), and certain other Lenders Party thereto (Exhibit 10.15 to NTK Holdings, Inc. S-4 filed July 5, 2005).

10.15		First Amendment to Limited Liability Company Agreement of THL-Nortek Investors, LLC dated as of February 10, 2005 (Exhibit 10.15 to Nortek Form 10-K filed March 9, 2006).

10.16		Amendment No. 1 to Management Agreement among Nortek Holdings, Inc., Nortek, Inc. and THL Managers V, LLC dated February 10, 2005 (Exhibit 10.16 to Nortek Form 10-K filed March 9, 2006).

21.1		List of subsidiaries.

23	.1+	Consent of Ropes & Gray LLP (included in Exhibit 5.1).

23	.2*	Consent of Ernst & Young LLP.

24.1		Power of Attorney (to be included on the signature page to this registration statement).
      (b) Financial Statement Schedules
      The following financial statement schedules are included in Part II of the Registration Statement:

Schedule I — Condensed Financial Information of Nortek Holdings, Inc., the former Nortek Holdings, Inc. and Nortek, Inc.	S-1
Schedule II — Valuation and Qualifying Accounts	S-17
Report of Independent Registered Public Accounting Firm	S-18

Item 17.	Undertakings
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To provide to the underwriters at the closing specified in the Underwriting Agreement, certifies in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, NTK Holdings, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Providence, state of Rhode Island, on May 16, 2006.

NTK HOLDINGS, INC.

By:	/s/ Kevin W. Donnelly

Name: Kevin W. Donnelly
Title: Vice President, General
Counsel and Secretary
* * *
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Richard L. Bready Richard L. Bready		Chairman of the Board, President, and Chief Executive Officer and Director	May 16, 2006

/s/ Almon C. Hall Almon C. Hall		Vice President, Chief Financial Officer and Principal Accounting Officer	May 16, 2006

/s/ * Jeffrey C. Bloomberg		Director	May 16, 2006

/s/ * David B. Hiley		Director	May 16, 2006

/s/ * Kent Weldon		Director	May 16, 2006

/s/ * Anthony DiNovi		Director	May 16, 2006

/s/ * Joseph M. Cianciolo		Director	May 16, 2006

/s/ * David V. Harkins		Director	May 16, 2006

*By	/s/ Kevin W. Donnelly Kevin W. Donnelly, as attorney-in-fact

NTK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NTK HOLDINGS, INC.
CONDENSED BALANCE SHEET

December 31, 2005

(Dollar amounts in
thousands, except
share data)
ASSETS:
Investments and Other Assets:
Net intercompany balance and investment in subsidiaries	$457,107
Deferred debt expense	5,230
Deferred tax benefit	2,909

Total other long-term assets	465,246

Total assets	$465,246

LIABILITIES AND STOCKHOLDER’S INVESTMENT:
Current Liabilities:
Accrued expenses and taxes, net	$123

Long-term debt	274,597
Commitments and Contingencies (Note 3)
Common stock, $0.01 par value, authorized 3,000 shares; 3,000 issued and outstanding at December 31, 2005	—
Additional paid-in capital	130,181
Retained earnings	52,800
Accumulated other comprehensive income	7,545

Total stockholder’s investment	190,526

Total liabilities and stockholder’s investment	$465,246

The accompanying notes are an integral part of these Condensed Financial Statements.

NTK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NTK HOLDINGS, INC.
CONDENSED STATEMENT OF OPERATIONS

For the Period
February 10, 2005-
December 31, 2005

(Amounts in thousands)
Revenues:
Investment income	$46
Expenses:
Selling, general and administrative expense	187
Interest expense	24,659

24,846

Loss from continuing operations before equity in subsidiaries’ earnings	(24,800)
Equity in subsidiaries’ earnings before provision for income taxes	120,400

Earnings from continuing operations before provision for income taxes	95,600
Provision for income taxes	41,800

Net earnings	$53,800

The accompanying notes are an integral part of these Condensed Financial Statements.

NTK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NTK HOLDINGS, INC.
CONDENSED STATEMENT OF CASH FLOWS

For the Period
February 10, 2005-
December 31, 2005

(Amounts in thousands)
Cash flows from operating activities:
Net earnings	$53,800

Adjustments to reconcile net earnings to cash:
Non-cash interest expense	24,659
Equity in subsidiaries’ earnings before provision for income taxes	(120,400)
Current income tax provision	17,300
Deferred federal income tax provision	24,500
Changes in certain assets and liabilities, net of effects from acquisitions and dispositions:
Accrued expenses and taxes	141

Total adjustments to net earnings	(53,800)

Net cash provided by operating activities	—

Cash flows from investing activities:
Capital contribution to Nortek Holdings, Inc.	(57,738)

Net cash used in investing activities	(57,738)

Cash flows from financing activities:
Sale of the 10 3/4 % Senior Discount Notes	244,708
Dividend to THL-Nortek Investors, LLC	(186,970)

Net cash provided by financing activities	57,738

Net change in unrestricted cash and cash equivalents	—
Unrestricted cash and cash equivalents at the beginning of the period	—

Unrestricted cash and cash equivalents at the end of the period	$—

The accompanying notes are an integral part of these Condensed Financial Statements.

NTK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NTK HOLDINGS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the period from February 10, 2005 to December 31, 2005
      1. On July 15, 2004, THL Buildco Holdings, Inc. (“THL Buildco Holdings”) and THL Buildco, Inc. (“THL Buildco”), newly formed Delaware corporations affiliated with Thomas H. Lee Partners, L.P., entered into a stock purchase agreement with the owners of Nortek Holdings, Inc., Nortek Inc.’s (“Nortek’) former parent company (referred to herein as “the former Nortek Holdings”), including affiliates of Kelso & Company, L.P. (“Kelso”) and certain members of Nortek’s management, pursuant to which THL Buildco agreed to purchase all the outstanding capital stock of the former Nortek Holdings. Prior to the completion of the THL Transactions described below, Nortek was a wholly-owned direct subsidiary of the former Nortek Holdings and THL Buildco was a wholly-owned direct subsidiary of THL Buildco Holdings. On January 9, 2003, the former Nortek Holdings was acquired by Kelso and certain members of Nortek’s management in a transaction valued at approximately $1,600,000,000 including all of the Company’s indebtedness (the “Recapitalization”).
      On August 27, 2004, THL Buildco purchased all of the outstanding capital stock of the former Nortek Holdings pursuant to the stock purchase agreement in a transaction valued at approximately $1,740,000,000 (the “Acquisition”). Immediately upon the completion of the Acquisition, THL Buildco was merged with and into the former Nortek Holdings with the former Nortek Holdings continuing as the surviving corporation. The former Nortek Holdings was then merged with and into Nortek with Nortek continuing as the surviving corporation and a wholly-owned subsidiary of THL Buildco Holdings. THL Buildco Holdings was then renamed Nortek Holdings, Inc. (“Nortek Holdings”), which was wholly-owned by THL-Nortek Investors, LLC, a Delaware limited liability company (“Investors LLC”). In connection with the Acquisition, members of Nortek management reinvested a portion of their equity interest in the former Nortek Holdings for an equity interest in Investors LLC and interests in a deferred compensation plan established by Nortek Holdings (the Acquisition and the above events are collectively referred to herein as the “THL Transactions”).
      On February 10, 2005, NTK Holdings, Inc (“NTK Holdings” or the “Company”), a Delaware Corporation, issued 3,000 shares of capital stock to Investors LLC in exchange for Investor LLC’s shares of capital stock of Nortek Holdings (the “NTK Holdings Formation”). As a result of this exchange, Nortek Holdings became a wholly-owned subsidiary of NTK Holdings and NTK Holdings became a wholly-owned subsidiary of Investors LLC.
      NTK Holdings, Inc. (Parent Company) — Schedule I — Condensed Financial Information of NTK Holdings, Inc., included in this Registration Statement, provides all parent company information for the periods subsequent to the NTK Holdings Formation, when NTK Holdings became the parent company, that are required to be presented in accordance with SEC rules and regulations for financial statement schedules. The Nortek Holdings, Inc. (Parent Company) — Schedule I — Condensed Financial Information of Nortek Holdings, Inc., which cover the required periods subsequent to the THL Transaction and prior to the NTK Holdings Formation and the Former Nortek Holdings, Inc. (Parent Company) — Schedule I — Condensed Financial Information of the Former Nortek Holdings, Inc., which cover the required periods prior to the THL Transaction, are included elsewhere in this Registration Statement and are incorporated herein by reference. The accompanying condensed financial statements have been prepared in accordance with the reduced disclosure requirements permitted by the SEC. The NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements are included elsewhere in this Registration Statement and are incorporated herein by reference.

NTK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NTK HOLDINGS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
      Beginning on August 28, 2004, NTK Holdings accounted for the Acquisition as a purchase in accordance with the provisions of SFAS No. 141, Emerging Issue Task Force (“EITF”) Issue No. 88-16, “Basis in Leveraged Buyout Transactions”, (“EITF 88-16”) and SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances”, which resulted in a new valuation for the assets and liabilities of the Company and its subsidiaries based upon fair values as of the date of the Acquisition. Refer to Notes 1 and 2 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements, which are incorporated herein by reference for a complete discussion of the Acquisition and the Recapitalization.
      2. Refer to Notes 1 and 10 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements, which are incorporated herein by reference, for information pertaining to the accounting for discontinued operations, including the sale of La Cornue SAS and Ply Gem Industries, Inc. during fiscal 2004.
      3. Descriptions of material contingencies, significant provisions of long-term debt obligations and commitments of NTK Holdings and its subsidiaries are included in Notes 1, 2, 6 and 9 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements, which are incorporated herein by reference, including information related to debt issued and repaid in connection with the Acquisition.
      4. At December 31, 2005, NTK Holdings’ subsidiaries, principally Nortek, had unrestricted cash and investments of approximately $77,175,000.
      5. At December 31, 2005, there was approximately $135,000,000 available for the payment of cash dividends, stock purchases or other restricted payments (“Restricted Payments”) by the Company as defined under the terms of the Company’s 10 3/4 % Senior Discount Notes’ indenture. Restricted Payments to NTK Holdings and Nortek Holdings from Nortek are limited by the terms of Nortek’s most restrictive loan agreement, Nortek’s Senior Secured Credit Facility. The amount available for such payments under Nortek’s Senior Secured Credit Facility was approximately $134,800,000 at December 31, 2005. See Note 6 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements, which are incorporated herein by reference.
      6. The combined liabilities, excluding deferred income taxes, of NTK Holdings’ subsidiaries as of December 31, 2005 were approximately $1,941,135,000 consisting of $1,373,781,000 of short and long-term debt, $159,015,000 of accounts payable and $408,339,000 of short and long-term accruals, taxes and other obligations (of which approximately $192,951,000 are classified as short-term).
      7. On February 15, 2005, the Company completed the sale of $403,000,000 aggregate principal amount at maturity ($250,408,080 gross proceeds) of its 10 3/4% Senior Discount Notes due March 1, 2014. The 10 3/4% Senior Discount Notes, which are structurally subordinate to all debt and liabilities of the Company’s subsidiaries, including Nortek Holdings and Nortek, were issued and sold in a private Rule 144A offering to institutional investors. On July 5, 2005, the Company filed a registration statement with the SEC to exchange the 10 3/4% Senior Discount Notes for registered notes. The registration statement went effective on July 21, 2005. During the exchange offer period, which closed during the third quarter of 2005, 100% of the 10 3/4 % Senior Discount Notes were exchanged for registered notes.

NTK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NTK HOLDINGS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
      The Company will continue to file periodic reports with the SEC as required by the indenture governing the 10 3/4 % Senior Discount Notes.
      The accreted value of the 10 3/4% Senior Discount Notes will increase from the date of issuance at a rate of 10 3/4% per annum compounded semi-annually such that the accreted value would, if no prior redemptions are made, equal the principal amount of $403,000,000 in September 2009. No cash interest will accrue on the 10 3/4% Senior Discount Notes prior to September 1, 2009 and, thereafter, cash interest will accrue at 10 3/4% per annum payable semi-annually in arrears on March 1 and September 1 of each year, commencing on March 1, 2010, until maturity. The 10 3/4% Senior Discount Notes are unsecured obligations of the Company, which mature on March 1, 2014, and may be redeemed in whole or in part at the redemption prices as defined in the indenture governing the 10 3/4 % Senior Discount Notes (the “Indenture”). The Indenture contains covenants that limit the Company’s ability to engage in certain transactions, including incurring additional indebtedness and paying dividends or distributions.
      The net proceeds of the offering were used to pay a dividend of approximately $187,000,000 to its sole stockholder, Investors LLC. In turn, Investors LLC authorized a distribution of approximately $187,000,000 to the equity holders of Investors LLC in accordance with the terms of the LLC agreement by and among Investors LLC and its members. In addition, on February 18, 2005, NTK Holdings contributed approximately $57,700,000 to Nortek Holdings for the purpose of making payments under the Nortek Holdings, Inc. Deferred Compensation Plan, which resulted in additional expense of approximately $8,200,000. All payments related to this contribution have been made by Nortek Holdings, Inc.

NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NORTEK HOLDINGS, INC.
CONDENSED BALANCE SHEET

December 31, 2004

(Dollar amounts in
thousands, except
share data)
ASSETS:
Current Assets:
Prepaid income taxes	$17,220
Investments and Other Assets:
Net intercompany balance and investment in subsidiaries	383,645
Deferred tax benefit	16,087

Total other long-term assets	399,732

Total assets	$416,952

LIABILITIES AND STOCKHOLDER’S INVESTMENT:
Current Liabilities:
Accrued expenses and taxes, net	$49,200

Other long-term liabilities	45,964
Commitments and Contingencies (Note 3)
Common stock, $0.01 par value, authorized 3,000 shares; 3,000 issued and outstanding at December 31, 2005	—
Additional paid-in capital	316,823
Accumulated deficit	(4,100)
Accumulated other comprehensive income	9,065

Total stockholder’s investment	321,788

Total liabilities and stockholder’s investment	$416,952

The accompanying notes are an integral part of these Condensed Financial Statements.

NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NORTEK HOLDINGS, INC.
CONDENSED STATEMENT OF OPERATIONS

	For the Periods

	January 1, 2005-	August 28, 2004-
	February 9, 2005	December 31, 2004

	(Amounts in thousands)
Expenses:
Selling, general and administrative expense	$30	$36
Interest expense	670	2,164

	700	2,200

Loss from continuing operations before equity in subsidiaries’ earnings	(700)	(2,200)
Equity in subsidiaries’ earnings before provision for income taxes	5,200	2,100

Earnings (loss) from continuing operations before provision for income taxes	4,500	(100)
Provision for income taxes	1,400	3,500

Earnings (loss) from continuing operations	3,100	(3,600)
Loss from discontinued operations	—	(500)

Net earnings (loss)	$3,100	$(4,100)

The accompanying notes are an integral part of these Condensed Financial Statements.

NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NORTEK HOLDINGS, INC.
CONDENSED STATEMENT OF CASH FLOWS

	For the Periods

	January 1, 2005-	August 28, 2004-
	February 9, 2005	December 31, 2004

	(Amounts in thousands)
Cash flows from operating activities:
Earnings (loss) from continuing operations	$3,100	$(3,600)
Loss from discontinued operations	—	(500)

Net earnings (loss)	3,100	(4,100)

Adjustments to reconcile net earnings to cash:
Non-cash interest expense	670	2,164
Equity in subsidiaries’ earnings before provision for income taxes	(5,200)	(2,100)
Current income tax provision from continuing operations	600	2,500
Deferred federal income tax provision from continuing operations	800	1,000
Current income tax provision for discontinued operations	—	500
Changes in certain assets and liabilities, net of effects from acquisitions and dispositions:
Accrued expenses and taxes	30	36

Total adjustments to net loss	(3,100)	4,100

Net cash provided by operating activities	—	—

Net change in unrestricted cash and cash equivalents	—	—
Unrestricted cash and cash equivalents at the beginning of the period	—	—

Unrestricted cash and cash equivalents at the end of the period	$—	$—

The accompanying notes are an integral part of these Condensed Financial Statements.

NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NORTEK HOLDINGS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the period from August 28, 2004 to February 9, 2005
      1. On July 15, 2004, THL Buildco Holdings, Inc. (“THL Buildco Holdings”) and THL Buildco, Inc. (“THL Buildco”), newly formed Delaware corporations affiliated with Thomas H. Lee Partners, L.P., entered into a stock purchase agreement with the owners of Nortek Holdings, Inc., Nortek Inc.’s (“Nortek”) former parent company (referred to herein as “the former Nortek Holdings”), including affiliates of Kelso & Company, L.P. (“Kelso”) and certain members of Nortek’s management, pursuant to which THL Buildco agreed to purchase all the outstanding capital stock of the former Nortek Holdings. Prior to the completion of the THL Transactions described below, Nortek was a wholly-owned direct subsidiary of the former Nortek Holdings and THL Buildco was a wholly-owned direct subsidiary of THL Buildco Holdings. On January 9, 2003, the former Nortek Holdings was acquired by Kelso and certain members of Nortek’s management in a transaction valued at approximately $1,600,000,000 including all of the Company’s indebtedness (the “Recapitalization”).
      On August 27, 2004, THL Buildco purchased all of the outstanding capital stock of the former Nortek Holdings pursuant to the stock purchase agreement in a transaction valued at approximately $1,740,000,000 (the “Acquisition”). Immediately upon the completion of the Acquisition, THL Buildco was merged with and into the former Nortek Holdings with the former Nortek Holdings continuing as the surviving corporation. The former Nortek Holdings was then merged with and into Nortek with Nortek continuing as the surviving corporation and a wholly-owned subsidiary of THL Buildco Holdings. THL Buildco Holdings was then renamed Nortek Holdings, Inc. (“Nortek Holdings”), which was wholly-owned by THL-Nortek Investors, LLC, a Delaware limited liability company (“Investors LLC”). In connection with the Acquisition, members of Nortek management reinvested a portion of their equity interest in the former Nortek Holdings for an equity interest in Investors LLC and interests in a deferred compensation plan established by Nortek Holdings (the Acquisition and the above events are collectively referred to herein as the “THL Transactions”).
      On February 10, 2005, NTK Holdings, Inc (“NTK Holdings” or the “Company”), a newly formed Delaware Corporation, issued 3,000 shares of capital stock to Investors LLC in exchange for Investor LLC’s shares of capital stock of Nortek Holdings (the “NTK Holdings Formation”). As a result of this exchange, Nortek Holdings became a wholly-owned subsidiary of NTK Holdings and NTK Holdings became a wholly-owned subsidiary of Investors LLC.
      Nortek Holdings, Inc. (Parent Company) — Schedule I — Condensed Financial Information of Nortek Holdings, Inc., included in this Registration Statement, provides all parent company information for the periods subsequent to the THL Transaction and prior to the NTK Holdings Formation, when NTK Holdings became the parent company, that are required to be presented in accordance with SEC rules and regulations for financial statement schedules. The NTK Holdings, Inc. (Parent Company) — Schedule I — Condensed Financial Information of NTK Holdings, Inc., which cover the required periods subsequent to the NTK Holdings Formation, and the Former Nortek Holdings, Inc. (Parent Company) — Schedule I — Condensed Financial Information of the Former Nortek Holdings, Inc., which cover the required periods prior to the THL Transaction, are included elsewhere in this Registration Statement and are incorporated herein by reference. The accompanying condensed financial statements have been prepared in accordance with the reduced disclosure requirements permitted by the SEC. The NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements are included elsewhere in this Registration Statement and are incorporated herein by reference.

NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NORTEK HOLDINGS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
      Beginning on August 28, 2004, NTK Holdings accounted for the Acquisition as a purchase in accordance with the provisions of SFAS No. 141, Emerging Issue Task Force (“EITF”) Issue No. 88-16, “Basis in Leveraged Buyout Transactions”, (“EITF 88-16”) and SEC Staff Accounting Bulletin No. 54, “Push Down Basis of Accounting Required in Certain Limited Circumstances”, which resulted in a new valuation for the assets and liabilities of the Company and its subsidiaries based upon fair values as of the date of the Acquisition. Refer to Notes 1 and 2 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements, which are incorporated herein by reference for a complete discussion of the Acquisition and the Recapitalization.
      2. Refer to Notes 1 and 10 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements, which are incorporated herein by reference, for information pertaining to the accounting for discontinued operations, including the sale of La Cornue SAS and Ply Gem Industries, Inc. during fiscal 2004.
      3. Accrued expenses of approximately $49,200,000 and other long-term liabilities of approximately $45,964,000 as of December 31, 2004 relate to the 2004 Nortek Holdings, Inc. Deferred Compensation Plan, which was set up in connection with the Acquisition. Refer to Note 2 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements for a more complete discussion of the deferred compensation plan and 4. below for payments made in fiscal 2005 under the Plan.
      4. On February 15, 2005, the Company completed the sale of $403,000,000 aggregate principal amount at maturity ($250,408,080 gross proceeds) of its 10 3/4% Senior Discount Notes due March 1, 2014. The 10 3/4% Senior Discount Notes, which are structurally subordinate to all debt and liabilities of the Company’s subsidiaries, including Nortek Holdings and Nortek, were issued and sold in a private Rule 144A offering to institutional investors. On July 5, 2005, the Company filed a registration statement with the SEC to exchange the 10 3/4% Senior Discount Notes for registered notes. The registration statement went effective on July 21, 2005. During the exchange offer period, which closed during the third quarter of 2005, 100% of the 10 3/4% Senior Discount Notes were exchanged for registered notes. The Company will continue to file periodic reports with the SEC as required by the indenture governing the 10 3/4 % Senior Discount Notes.
      The accreted value of the 10 3/4% Senior Discount Notes will increase from the date of issuance at a rate of 10 3/4% per annum compounded semi-annually such that the accreted value would, if no prior redemptions are made, equal the principal amount of $403,000,000 in September 2009. No cash interest will accrue on the 10 3/4% Senior Discount Notes prior to September 1, 2009 and, thereafter, cash interest will accrue at 10 3/4% per annum payable semi-annually in arrears on March 1 and September 1 of each year, commencing on March 1, 2010, until maturity. The 10 3/4% Senior Discount Notes are unsecured obligations of the Company, which mature on March 1, 2014, and may be redeemed in whole or in part at the redemption prices as defined in the indenture governing the 10 3/4 % Senior Discount Notes (the “Indenture”). The Indenture contains covenants that limit the Company’s ability to engage in certain transactions, including incurring additional indebtedness and paying dividends or distributions.
      The net proceeds of the offering were used to pay a dividend of approximately $187,000,000 to its sole stockholder, Investors LLC. In turn, Investors LLC authorized a distribution of approximately $187,000,000 to the equity holders of Investors LLC in accordance with the terms

NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF NORTEK HOLDINGS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
of the LLC agreement by and among Investors LLC and its members. In addition, on February 18, 2005, NTK Holdings contributed approximately $57,700,000 to Nortek Holdings for the purpose of making payments under the Nortek Holdings, Inc. Deferred Compensation Plan, which resulted in additional expense of approximately $8,200,000. All payments related to this contribution have been made by Nortek Holdings, Inc.

THE FORMER NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF THE FORMER NORTEK HOLDINGS, INC.
CONDENSED STATEMENT OF OPERATIONS

	For the Periods

	January 1, 2004-	January 10, 2003-	January 1, 2003-
	August 27, 2004	December 31, 2003	January 9, 2003

	(Amounts in thousands)
Revenues:
Investment income	$40	$131	$—
Expenses:
Selling, general and administrative expense	4	37	—
Interest expense	24,206	3,594	—
Loss on debt redemption	67,030	—	—

	91,240	3,631	—

Loss from continuing operations before equity in subsidiaries’ (loss) earnings	(91,200)	(3,500)	—
Equity in subsidiaries’ (loss) earnings before (benefit) provision for income taxes	(61,500)	107,000	(82,700)

(Loss) earnings from continuing operations before (benefit) provision for income taxes	(152,700)	103,500	(82,700)
(Benefit) provision for income taxes	(41,400)	41,400	(21,800)

Loss (earnings) from continuing operations	(111,300)	62,100	(60,900)
Earnings (loss) from discontinued operations	67,400	12,100	(1,000)

Net (loss) earnings	$(43,900)	$74,200	$(61,900)

The accompanying notes are an integral part of these Condensed Financial Statements.

THE FORMER NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF THE FORMER NORTEK HOLDINGS, INC.
CONDENSED STATEMENT OF CASH FLOWS

	For the Periods

	Jan. 1, 2004-	Jan. 10, 2003-	Jan. 1, 2003-
	Aug. 27, 2004	Dec. 31, 2003	Jan. 9, 2003

	(Amounts in thousands)
Cash Flows from operating activities:
(Loss) earnings from continuing operations	$(111,300)	$62,100	$(60,900)
Earnings (loss) from discontinued operations	67,400	12,100	(1,000)

Net (loss) earnings	(43,900)	74,200	(61,900)

Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Non-cash interest expense, net	24,206	3,593	—
Loss from debt retirement	67,030	—	—
Equity in subsidiaries’ (earnings) loss before provision (benefit) for income taxes	61,500	(107,000)	82,700
(Earnings) loss from discontinued operations before provision (benefit) for income taxes	(112,900)	(19,500)	1,600
Current income tax provision (benefit) from continuing operations	5,500	46,200	(27,700)
Deferred federal income tax (credit) provision from continuing operations	(46,900)	(4,800)	5,900
Current income tax provision (benefit) from discontinued operations	64,000	6,900	(600)
Deferred federal income tax (credit) provision from discontinued operations	(18,500)	500	—
Changes in certain assets and liabilities, net of effects from acquisitions and dispositions:
Accounts payable	23	8	—
Accrued expenses and taxes	(11,796)	5,195	—

Total adjustments to net (loss) earnings	32,163	(68,904)	61,900

Net cash (used in) provided by operating activities	(11,737)	5,296	—

Cash Flows from investing activities:
Redemption of publicly held shares in connection with the Recapitalization	—	(469,655)	—
Payment of fees and expenses in connection with the Recapitalization	—	(27,900)	—

Net cash used in investing activities	—	(497,555)	—

Cash Flows from financing activities:
Sale of 10% Senior Discount Notes due 2011, net of fees	—	339,522	—
Issuance of Series B preference stock in connection with the Recapitalization	—	355,923	—
Issuance of Class A common stock in connection with the Recapitalization	—	3,262	—
Issuance of Class A common stock	—	1,500	—
Dividend to Preferred and Common stock holders	—	(298,474)	—
Dividends and distributions received from Nortek, Inc.	—	—	147,900
Purchase of Nortek, Inc. common stock	—	(41,000)	(4,603)

Net cash provided by financing activities	—	360,733	143,297

Net (decrease) increase in unrestricted cash and cash equivalents	(11,737)	(131,526)	143,297
Cash and cash equivalents at the beginning of the period	11,771	143,297	—

Cash and cash equivalents at the end of the period	$34	$11,771	$143,297

The accompanying notes are an integral part of these Condensed Financial Statements.

THE FORMER NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF THE FORMER NORTEK HOLDINGS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the period from January 1, 2004 to August 27, 2004 and the year ended December 31, 2003
      1. On July 15, 2004, THL Buildco Holdings, Inc. (“THL Buildco Holdings”) and THL Buildco, Inc. (“THL Buildco”), newly formed Delaware corporations affiliated with Thomas H. Lee Partners, L.P., entered into a stock purchase agreement with the owners of Nortek Holdings, Inc., Nortek Inc.’s (“Nortek’) former parent company (referred to herein as “the former Nortek Holdings”), including affiliates of Kelso & Company, L.P. (“Kelso”) and certain members of Nortek’s management, pursuant to which THL Buildco agreed to purchase all the outstanding capital stock of the former Nortek Holdings. Prior to the completion of the THL Transactions described below, Nortek was a wholly-owned direct subsidiary of the former Nortek Holdings and THL Buildco was a wholly-owned direct subsidiary of THL Buildco Holdings. On January 9, 2003, the former Nortek Holdings was acquired by Kelso and certain members of Nortek’s management in a transaction valued at approximately $1,600,000,000 including all of the Company’s indebtedness (the “Recapitalization”).
      On August 27, 2004, THL Buildco purchased all of the outstanding capital stock of the former Nortek Holdings pursuant to the stock purchase agreement in a transaction valued at approximately $1,740,000,000 (the “Acquisition”). Immediately upon the completion of the Acquisition, THL Buildco was merged with and into the former Nortek Holdings with the former Nortek Holdings continuing as the surviving corporation. The former Nortek Holdings was then merged with and into Nortek with Nortek continuing as the surviving corporation and a wholly-owned subsidiary of THL Buildco Holdings. THL Buildco Holdings was then renamed Nortek Holdings, Inc. (“Nortek Holdings”), which was wholly-owned by THL-Nortek Investors, LLC, a Delaware limited liability company (“Investors LLC”). In connection with the Acquisition, members of Nortek management reinvested a portion of their equity interest in the former Nortek Holdings for an equity interest in Investors LLC and interests in a deferred compensation plan established by Nortek Holdings (the Acquisition and the above events are collectively referred to herein as the “THL Transaction”).
      On February 10, 2005, NTK Holdings, Inc (“NTK Holdings”), a newly formed Delaware Corporation, issued 3,000 shares of capital stock to Investors LLC in exchange for Investor LLC’s shares of capital stock of Nortek Holdings (the “NTK Holdings Formation”). As a result of this exchange, Nortek Holdings became a wholly-owned subsidiary of NTK Holdings and NTK Holdings became a wholly-owned subsidiary of Investors LLC.
      The Former Nortek Holdings, Inc. (Parent Company) — Schedule I — Condensed Financial Information of the Former Nortek Holdings, Inc., included in this Registration Statement, provides all parent company information for the periods prior to the THL Transaction, when the former Nortek Holdings was the parent company, that are required to be presented in accordance with SEC rules and regulations for financial statement schedules. The NTK Holdings, Inc. (Parent Company) — Schedule I — Condensed Financial Information of the NTK Holdings, Inc., which cover the required periods subsequent to the NTK Holdings Formation and the Nortek Holdings, Inc. (Parent Company) — Schedule I — Condensed Financial Information of Nortek Holdings, Inc., which cover the required periods subsequent to the THL Transaction and prior to the NTK Holdings Formation, are included elsewhere in this Registration Statement and are incorporated herein by reference. The accompanying condensed financial statements have been prepared in accordance with the reduced disclosure requirements permitted by the SEC. The NTK Holdings,

THE FORMER NORTEK HOLDINGS, INC. (PARENT COMPANY)
SCHEDULE I
CONDENSED FINANCIAL INFORMATION OF THE FORMER NORTEK HOLDINGS, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS — (Continued)
Inc. and Subsidiaries Consolidated Financial Statements are included elsewhere in this Registration Statement and are incorporated herein by reference.
      Refer to Notes 1 and 2 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements, which are incorporated herein by reference for a complete discussion of the Acquisition and the Recapitalization.
      2. Refer to Notes 1 and 10 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements, which are incorporated herein by reference, for information pertaining to the accounting for discontinued operations, including the sale of La Cornue SAS and Ply Gem Industries, Inc. during fiscal 2004.
      3. On August 27, 2004, in connection with the Acquisition, the Former Nortek Holdings redeemed for cash pursuant to the applicable indenture governing such notes all of the former Nortek Holdings’ Senior Discount Notes (approximately $376,500,000 of accreted principal as of August 27, 2004) and recorded a pre-tax loss from debt retirement of approximately $67,030,000 in the period from January 1, 2004 to August 27, 2004.
      Descriptions of material contingencies, significant provisions of long-term debt obligations and commitments of NTK Holdings and its subsidiaries are included in Notes 1, 2, 6 and 9 of the Notes to the NTK Holdings, Inc. and Subsidiaries Consolidated Financial Statements, which are incorporated herein by reference, including information related to debt issued and repaid in connection with the Acquisition.

NTK HOLDINGS, INC. AND SUBSIDIARIES
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to	Charged to		Deduction		Balance at
	Beginning	Cost and	Other		from		End of
Classification	of Year	Expense	Accounts		Reserves		Year

	(Amounts in thousands)
For the year-ended December 31, 2003
Allowance for doubtful accounts and sales allowances	$5,968	$3,397	$711	(b)	$(4,265	)(a)	$5,811
For the year-ended December 31, 2004
Allowance for doubtful accounts and sales allowances	$5,811	$1,573	$509	(b)	$(2,426	)(a)	$5,467
For the year-ended December 31, 2005
Allowance for doubtful accounts and sales allowances	$5,467	$2,888	$1,130	(b)	$(2,903	)(a)	$6,582

(a)	Amounts written off, net of recoveries

(b)	Other, including acquisitions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of NTK Holdings, Inc.:
      We have audited the consolidated financial statements of NTK Holdings, Inc. and subsidiaries as of December 31, 2005 and 2004, and for the year ended December 31, 2005, the period from August 28, 2004 to December 31, 2004, the period from January 1, 2004 to August 27, 2004, the period from January 10, 2003 to December 31, 2003 and the period from January 1, 2003 to January 9, 2003, and have issued our report thereon dated March 6, 2006 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedules listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.
      In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Boston, Massachusetts
March 6, 2006

EXHIBIT LIST

1	.1+	Form of Underwriting Agreement.

2.1		Stock Purchase Agreement among CI Investment Holdings, Inc., Nortek, Inc. and WDS LLC dated as of December 19, 2003 (Exhibit 2.1 to Nortek Form 8-K filed December 22, 2003).

2.2		Stock Purchase Agreement among Kelso Investment Associates VI, L.P., the other sellers named therein, THL Buildco Holdings, Inc. and THL Buildco, Inc. dated as of July 15, 2004 (Exhibit 2.1 to Nortek Form 8-K filed July 16, 2004).

2.3		Amendment No. 1 to Stock Purchase Agreement by and among Kelso & Company, L.P., Third party Stockholders, Richard L. Bready, as the Management Representative on behalf of the Management Stockholders and the Option Sellers, and THL Buildco, Inc. dated August 27, 2004 (Exhibit 10.1 to Nortek Form 8-K filed September 1, 2004).

2.4		THL Buildco, Inc. and Nortek, Inc. $625,000,000 8 1/2 % Senior Subordinated Notes due 2014 Purchase Agreement dated August 12, 2004 by and among Initial Issuer and the Initial Purchasers (Exhibit 2.9 for Nortek Form S-4 filed October 22, 2004).

2.5		Purchase Agreement, dated as of February 10, 2005 (Exhibit 2.10 to NTK Holdings S-4 filed July 5, 2005).

2	.6*	Bridge Loan Agreement dated as of May 10, 2006 by and among NTK Holdings, Inc., the lenders party thereto, Goldman Sachs Credit Partners L.P., as Administrative Agent, Goldman Sachs Credit Partners L.P. and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers and Joint Bookrunners and Banc of America Bridge LLC and UBS Securities LLC, as Co- Documentation Agents.

3.1		Amended and Restated Certificate of Incorporation of Nortek, Inc. (Exhibit 3.1 for Nortek Form S-4 filed October 22, 2004).

3.2		By-Laws of Nortek, Inc. (Exhibit 3.2 to Nortek Form S-4 filed October 22, 2004).

3.3		Certificate of Incorporation of NTK Holdings (Exhibit 3.1 to NTK Holdings S-4 filed July 5, 2005).

3.4		By-Laws of NTK Holdings, Inc. (Exhibit 3.2 to NTK Holdings S-4 filed July 5, 2005).

4.1		Indenture dated as of June 12, 2001 between Nortek, Inc. and State Street Bank and Trust Company, as Trustee, relating to the 9 7/8 % Senior Subordinated Notes due 2011 (Exhibit 4.1 to Nortek Registration Statement No. 333-64120 filed July 11, 2001).

4.2		Indenture dated as of August 27, 2004 between THL Buildco, Inc., Guarantors named therein and U.S. Bank National Association, relating to the 8 1/2 % Senior Subordinated Notes due 2014 (Exhibit 4.1 to Nortek Form 8-K filed September 1 2004).

4.3		First Supplemental Indenture dated as of August 5, 2004 between Nortek, Inc. and U.S. Bank National Association as the successor in interest to State Street Bank and Trust Company, as Trustee under the Indenture dated June 12, 2001 (Exhibit 4.3 to Nortek Form S-4 filed October 22, 2004).

4.4		Registration Rights Agreement dated as of August 27, 2004 by and among THL Buildco, Inc., Nortek, Inc., the Guarantors and UBS Securities LLC and Credit Suisse First Boston LLC, Banc of America Securities LLC, Bear, Stearns & Co. Inc., and Sovereign Securities Corporation, LLC as Initial Purchasers of 8 1/2 % Senior Subordinated Notes due 2014 (Exhibit 4.1 to Nortek Form 8-K filed September 1, 2004).

4.5		Indenture dated as of February 15, 2005 between NTK Holdings, Inc. and U.S. Bank National Association relating to the 10 3/4 % Senior Discount Notes due 2014 (Exhibit 4.5 to NTK Holdings S-4 filed July 5, 2005).

4.6		Registration Rights Agreement dated as of February 15, 2005 by and among NTK Holdings, Inc. and Credit Suisse First Boston LLC, as Representative and Banc of America Securities LLC and UBS Securities LLC as Initial Purchasers for the 10 3/4 % Senior Discount Notes due 2014 (Exhibit 4.6 to NTK Holdings S-4 filed July 5, 2005).

4	.7*	Securityholders Agreement dated as of August 27, 2004 among THL-Nortek Investors, LLC, THL Buildco Holdings, Inc., Thomas H. Lee Equity Fund V, L.P., Thomas H. Lee Parallel Fund V, L.P., Thomas H. Lee Cayman Fund V, L.P., 1997 Thomas H. Lee Nominee Trust, Thomas H. Lee Investors Limited Partnership, Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees’ Securities Company II LLC, Putnam Investments Holdings, LLC, Third Party Investors and the securityholders listed therein, as amended.

4	.8*	Form of Registration Rights Agreement by and between NTK Holdings, Inc. and THL-Nortek Investors, LLC.

5	.1+	Opinion of Ropes & Gray LLP.

10.1		Form of Indemnification Agreement between Nortek, Inc. and its directors and certain officers (Appendix C to Nortek Proxy Statement dated March 23, 1987 for Annual Meeting of Nortek Stockholders, File No. 1-6112).

10.2		Nortek, Inc. Supplemental Executive Retirement Plan C, dated December 18, 2003 (Exhibit 10.23 to Nortek Form 10-K filed March 30, 2004).

10.3		Amended and Restated Employment Agreement of Richard L. Bready, dated as of August 27, 2004 (Exhibit 10.2 to Nortek Form 8-K filed September 1, 2004).

10.4		Amended and Restated Employment Agreement of Almon C. Hall, III, dated as of August 27, 2004 (Exhibit 10.3 to Nortek Form 8-K filed September 1, 2004).

10.5		Amended and Restated Employment Agreement of Kevin W. Donnelly, dated as of August 27, 2004 (Exhibit 10.4 to Nortek Form 8-K filed September 1, 2004).

10.6		Consulting Agreement with David B. Hiley, dated as of August 27, 2004 (Exhibit 10.5 to Nortek Form 8-K filed September 1, 2004).

10.7		Nortek, Inc. Second Amended and Restated Change in Control Severance Benefit Plan for Key Employees and dated August 27, 2004 (Exhibit 10.7 to Nortek From 8-K filed September 1, 2004).

10.8		Deferred Compensation Plan of Nortek Holdings, Inc. dated August 27, 2004 (Exhibit 10.8 to Nortek Form 8-K filed September 1, 2004).

10.9		Management Agreement among Nortek Holdings, Inc., Nortek, Inc. and THL Managers V, LLC dated August 27, 2004 (Exhibit 10.9 to Nortek From 8-K filed September 1, 2004).

10.10		Credit Agreement dated August 27, 2004 among Nortek, Inc., Nortek Holdings, Inc. (f/k/a THL Buildco, Inc., THL Buildco Holdings, Inc.), UBS AG, Stamford Branch, UBS AG Canada Branch, Bank of America N.A., Bank of America N.A. (Canada Branch), and certain other Lenders Party thereto (Exhibit 10.10 to Nortek Form 8-K filed September 1, 2004).

10.11		First Amendment to Nortek, Inc. Supplemental Executive Retirement Plan C, dated December 6, 2004. (Exhibit 10.12 to Nortek Form 10-K filed March 29, 2005).

10.12		Bryan Kelln Employment Offer Letter dated May 19, 2005 (Exhibit 99 to Nortek Form 8-K filed June 6, 2005).

10.13		Amendment No. 1, dated as of March 29, 2005, to Credit Agreement dated August 27, 2004 among Nortek, Inc., Nortek Holdings, Inc. (f/k/a THL Buildco, Inc., THL Buildco Holdings, Inc.), UBS AG, Stamford Branch, UBS AG Canada Branch, Bank of America N.A., Bank of America N.A. (Canada Branch), and certain other Lenders Party thereto (Exhibit 10.15 to NTK Holdings, Inc. S-4 filed July 5, 2005).

10.15		First Amendment to Limited Liability Company Agreement of THL-Nortek Investors, LLC dated as of February 10, 2005 (Exhibit 10.15 to Nortek Form 10-K filed March 9, 2006).

10.16		Amendment No. 1 to Management Agreement among Nortek Holdings, Inc., Nortek, Inc. and THL Managers V, LLC dated February 10, 2005 (Exhibit 10.16 to Nortek Form 10-K filed March 9, 2006).

21.1		List of subsidiaries.

23	.1+	Consent of Ropes & Gray LLP (included in Exhibit 5.1).

23	.2*	Consent of Ernst & Young LLP.

24.1		Power of Attorney (included on the signature page to this registration statement).

*  Filed herewith.
+ To be filed by amendment.